Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

As confidentially submitted to the U.S. Securities and Exchange Commission on April 16, 2018.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DTZ JERSEY HOLDINGS LIMITED*

(Exact name of Registrant as specified in its charter)

Jersey	6500	98-1193584
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2nd Floor

The Le Gallais Building

54 Bath Street

St. Helier, Jersey JE1 1FW

Telephone: +44 1534 511700

(Address including zip code, telephone number, including area code, of Registrant’s Principal Executive Offices)

Brett Soloway

Cushman & Wakefield

225 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 470-1800

(Name, address including zip code, telephone number, including area code, of agent for service)

Copies To:

Jeffrey D. Karpf Helena K. Grannis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Brett Soloway Cushman & Wakefield 225 West Wacker Drive Chicago, Illinois 60606 (312) 470-1800	Patrick O’Brien Thomas J. Fraser Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☐
(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary shares	$	$

(1)	Includes shares that the underwriters have an option to purchase from the registrant.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

* DTZ Jersey Holdings Limited, a limited company organized under the laws of Jersey, is the registrant filing this Registration Statement with the Securities and Exchange Commission. Prior to the closing of this offering, DTZ Jersey Holdings Limited will undergo a restructuring to change its jurisdiction of organization. The securities to be issued to investors in connection with this offering will be shares in the new entity, which will be named                 .

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued                     , 2018

            Shares

Ordinary Shares

Cushman & Wakefield is offering                 of its ordinary shares. This is our initial public offering, and no public market currently exists for our ordinary shares. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to list our ordinary shares on the                 under the symbol “         .”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 18.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Cushman & Wakefield (Before Expenses)
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriters” beginning on page 121 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional                 ordinary shares at the initial public offering price less the underwriting discount. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

Neither the Securities and Exchange Commission nor state regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about                 , 2018.

MORGAN STANLEY	J.P. MORGAN	GOLDMAN SACHS & CO. LLC	UBS INVESTMENT BANK

BARCLAYS
BofA MERRILL LYNCH
CITIGROUP
CREDIT SUISSE
WILLIAM BLAIR

                    , 2018

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

Our Internet website address is www.cushmanwakefield.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. We have not independently verified such third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources. While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

ii

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors” and the more detailed information in the financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

In this prospectus, unless we indicate otherwise or the context requires:

●	“Cushman & Wakefield,” “our company,” “we,” “ours” and “us” refer to DTZ Jersey Holdings Limited and its consolidated subsidiaries.
●	“Fee revenue,” “Adjusted EBITDA” and “Adjusted EBITDA margin” are non-GAAP measures and are defined under “Summary Historical Consolidated Financial and Other Data.”
●	Pro Forma net loss for the year ended December 31, 2014 reflects net loss giving effect to our Principal Shareholders’ (as defined herein) acquisition of DTZ, Cassidy Turley and Cushman & Wakefield and certain financing costs associated with such transactions, as if each had occurred on January 1, 2014. For an explanation of the pro forma presentation, see “Summary Historical Consolidated Financial and Other Data.”

Our Business

We are a top three global commercial real estate services firm with an iconic brand and approximately 48,000 employees led by an experienced executive team. We operate from approximately 400 offices in 70 countries, managing approximately 3.5 billion square feet of commercial real estate space on behalf of institutional, corporate and private clients. We serve the world’s real estate owners and occupiers, delivering a broad suite of services through our integrated and scalable platform. Our business is focused on meeting the increasing demands of our clients across multiple service lines including property, facilities and project management, leasing, capital markets, advisory and other services. In 2017 and 2016, we generated revenues of $6.9 billion and $6.2 billion, and fee revenues of $5.3 billion and $4.8 billion.

Since 2014, we have built our company organically and through the combination of DTZ, Cassidy Turley and Cushman & Wakefield, giving us the scale and worldwide footprint to effectively serve our clients’ multinational businesses. The result is a global real estate services firm with the iconic Cushman & Wakefield brand, steeped in over 100 years of leadership. We were recently named #2 in our industry’s top brand study, the Lipsey Company’s Top 25 Commercial Real Estate Brands.

The past four years have been a period of rapid growth and transformation for our company, and our experienced management team has demonstrated its expertise at integrating companies, driving operating efficiencies, realizing cost savings, attracting and retaining talent and improving financial performance. Pro forma for full periods of DTZ, Cassidy Turley and Cushman & Wakefield ownership, we recorded a net loss of $56 million in 2014 and a net loss of $221 million in 2017. During this period, we grew Adjusted EBITDA from $351 million to $529 million while improving Adjusted EBITDA margins from 7% to 10%.

Today, Cushman & Wakefield is one of the top three real estate services providers as measured by revenue and workforce. We have made significant investments in technology and workflow to improve our productivity, enable our scalable platform and drive better outcomes for our clients. We are well positioned to continue our growth through: (i) meeting the growing outsourcing and service needs of our target customer base, (ii) leveraging our strong competitive position to increase our market share and (iii) participating in further

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

consolidation of our industry. Our proven track record of strong operational and financial performance leaves us well-positioned to capitalize on the attractive and growing commercial real estate services industry.

Industry Overview and Market Trends

We operate in an industry where the increasing complexity of our clients’ real estate operations drives strong demand for high quality services providers. We are one of the top commercial real estate services firms, and beyond us and our two direct global competitors, the sector is fragmented among regional, local and boutique providers. Industry sources estimate that the five largest global firms combined account for less than 20% of the worldwide commercial real estate services industry by revenue. According to industry research, the global commercial real estate industry is expected to grow at approximately 5% per year to more than $4 trillion in 2022, outpacing expected global gross domestic product (“GDP”) growth. The market for global integrated facilities management is expected to grow at approximately 6% per year from 2016 to 2025. Top global services providers, including Cushman & Wakefield, are positioned to grow fee revenue faster than GDP as the industry continues to consolidate and evolve, secular outsourcing trends continue and top firms increase their share of the market.

During the next few years, key drivers of revenue growth for the largest commercial real estate services providers will include:

Continued Growth in Occupier Demand for Real Estate Services. Occupiers are focusing on their core competencies and choosing to outsource commercial real estate services. Multiple market trends like globalization and changes in workplace strategy are driving occupiers to seek third-party real estate services providers as an effective means to reduce costs, improve their operating efficiency and maximize productivity. Large corporations generally only outsource to global firms with fully developed platforms that can provide all the commercial real estate services needed. Today, only three firms, including Cushman & Wakefield, meet those requirements.

Institutional Investors Owning a Greater Proportion of Global Real Estate. Institutional owners, such as real estate investment trusts (known as REITs), pension funds, sovereign wealth funds and other financial entities, are acquiring more real estate assets and financing them in the capital markets. Industry sources estimate that there was $249 billion of global private equity institutional capital raised and available for investing in commercial real estate as of December 31, 2017, which represents an 83% increase over the last five years.

This increase in institutional ownership creates more demand for services providers in three ways:

○	Increased demand for property management services – Institutional owners self-perform property management services at a lower rate than private owners, outsourcing more to services providers.
○	Increased demand for transaction services – Institutional owners transact real estate at a higher rate than private owners.
○	Increased demand for advisory services – Because of a higher transaction rate, there is an opportunity for services providers to grow the number of ongoing advisory engagements.

Owners and Occupiers Continue to Consolidate Their Real Estate Services Providers. Owners and occupiers are consolidating their services provider relationships on a regional, national and global basis to obtain more consistent execution across markets, to achieve economies of scale and enhanced purchasing power and to benefit from streamlined management oversight of “single point of contact” service delivery.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Global Services Providers Create Value in a Fragmented Industry. The global services providers with larger operating platforms can take advantage of economies of scale. Those few firms with scalable operating platforms are best positioned to drive profitability as consolidators in the highly fragmented commercial real estate services industry. Cushman & Wakefield’s platform is difficult to replicate with our approximately 48,000 employees operating from approximately 400 offices in 70 countries leveraging our iconic brand, significant scale and a comprehensive technology strategy.

Increasing Business Complexity Creates Opportunities for Technological Innovation. Organizations have become increasingly complex, and are relying more heavily on technology and data to manage their operations. Large global commercial real estate services providers with leading technological capabilities are best positioned to capitalize on this technological trend by better serving their clients’ complex real estate services needs and gaining market share from smaller operators. In addition, integrated technology platforms can lead to margin improvements for the larger global providers with scale.

Our Principal Services and Regions of Operation

We have organized our business, and report our operating results, through three geographically organized segments: the Americas, Asia Pacific and Europe, Middle East and Africa, or EMEA, representing 68%, 18% and 15% of our 2017 fee revenue, respectively. Within those segments, we organize our services into the following service lines: property, facilities and project management; leasing; capital markets; and advisory and other, representing 47%, 31%, 14% and 8% of our 2017 fee revenue, respectively.

Our Geographical Segments

We have a global presence – approximately 400 offices in 70 countries across six continents – providing a broad base of services across geographies. We hold a leading position in all of our key markets, globally. This global footprint, complemented with a full suite of service offerings, positions us as one of a small number of providers able to respond to complex global mandates from large multinational occupiers and owners.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Our Service Lines

Property, Facilities and Project Management. Our largest service line includes property management, facilities management, facilities services and project and development services. Revenues in this service line are recurring in nature, many through multi-year contracts with high switching costs.

For occupiers, services we offer include integrated facilities management, project and development services, portfolio administration, transaction management and strategic consulting. These services are offered individually, or through our global occupier services offering, which provides a comprehensive range of bundled services resulting in consistent quality service and cost savings.

For owners, we offer a variety of property management services, which include client accounting, engineering and operations, lease compliance administration, project and development services and sustainability services.

In addition, we offer self-performed facilities services globally to both owners and occupiers, which include janitorial, maintenance, critical environment management, landscaping and office services.

Fees in this service line are primarily earned on a fixed basis or as a margin applied to the underlying costs. As such, this service line has a large component of revenue that consists of us contracting with third-party providers (engineers, landscapers, etc.) and then passing these expenses on to our clients.

Leasing. Our second largest service line, leasing consists of two primary sub-services: owner representation and tenant representation. In owner representation leasing, we typically contract with a

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

building owner on a multi-year agreement to lease their available space. In tenant representation leasing, we are typically engaged by a tenant to identify and negotiate a lease for them in the form of a renewal, expansion or relocation. We have a high degree of visibility in leasing services fees due to contractual renewal dates, leading to renewal, expansion or new lease revenue. In addition, leasing fees are cycle resilient with tenants needing to renew or lease space to operate in all economic conditions.

Leasing fees are typically earned after a lease is signed and are calculated as a percentage of the total value of payments over the life of the lease.

Capital Markets. We represent both buyers and sellers in real estate purchase and sales transactions and also arrange financing supporting purchases. Our services include investment sales and equity, debt and structured financing. Fees generated are tied to transaction volume and velocity in the commercial real estate market.

Our capital markets fees are transactional in nature and generally earned at the close of a transaction.

Advisory and other. We provide valuations and advice on real estate debt and equity decisions to clients through the following services: appraisal management, investment management, valuation advisory, portfolio advisory, diligence advisory, dispute analysis and litigation support, financial reporting and property and /or portfolio valuation. Fees are earned on both a contractual and transactional basis.

Our Competitive Strengths

We possess several competitive strengths that position us to capitalize on the growth and globalization trends in the commercial real estate services industry. Our strengths include the following:

Global Size and Scale. Our multinational clients partner with real estate services providers with the scale necessary to meet their needs across multiple geographies and service lines. Often, this scale is a pre-requisite to compete for complex global service mandates, which drives the growing need to enable people and technology platforms. We are one of three global real estate services providers able to deliver such services on a global basis. Our approximately 48,000 employees offer our clients services through our network of approximately 400 offices across 70 countries. This scale provides operational leverage, translating revenue growth into increased profitability.

Breadth of Our Service Offerings. We offer our clients a fully integrated commercial real estate services experience across property, facilities and project management, leasing, capital markets, and advisory and other services. These services can be bundled into regional, national and global contracts and/or delivered locally for individual assignments to meet the needs of a wide range of client types. Regardless of a client’s assignment, we view each interaction with our clients as an opportunity to deliver an exceptional experience by delivering our full platform of services, while deepening and strengthening our relationships.

Comprehensive Technology Strategy. Our technology strategy focuses on (i) delivering high-value client outcomes, (ii) increasing employee productivity and connectedness and (iii) driving business change through innovation. We have invested significantly in our technology platform over the last several years. This has improved service delivery and client outcomes. We have deployed enterprise-wide financial, human capital and client relationship management systems, such as Workday and Salesforce, to increase global connectivity and productivity in our operations. We focus on innovating solutions that improve the

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

owner or occupier experience. As we continue to drive innovation for our clients, we have created strategic opportunities and partnerships with leading technology organizations, start-ups and property technology firms (like Metaprop NYC) focused on the built environment.

Our Iconic Brand. The history of our franchise and brand is one of the oldest and most respected in the industry. Our founding predecessor firm, DTZ, traces its history back to 1784 with the founding of Chessire Gibson in the U.K. Our brand, Cushman & Wakefield, was founded in 1917 in New York. Today, this pedigree, heritage and continuity of brand continues to be recognized by our clients, employees and the industry. Recently, Cushman & Wakefield was recognized in the Top 2 by a leading industry ranking of the Top 25 Commercial Real Estate Brands. In addition, according to leading industry publications, we have held the number one positions in top real estate sectors like U.S. industrial brokerage, U.S. retail brokerage and U.K. office and retail brokerage, and have been consistently ranked among the International Association of Outsourcing Professionals’, or IAOP, top 100 outsourcing professional service firms.

Significant Recurring Revenue Provides Durable Platform. 47% of our fee revenue in 2017 was from our property, facilities and project management service line, which is recurring and contractual in nature. An additional 39% of our fee revenue in 2017 came from highly visible services, which is revenue from our leasing and advisory and other service lines. These revenues have proven to be resilient to changing economic conditions and provide stability to our cash flows and underlying business.

Top Talent in the Industry. For years, our people have earned a strong reputation for executing some of the most iconic and complex real estate assignments in the world. Because of this legacy of excellence, our leading platform and our brand strength, we attract and retain some of the top talent in the industry. We provide our employees with training growth opportunities to support their ongoing success. In addition, we have a strong focus on management development to drive strong operational performance and continuing innovation. The investment into our talent helps to foster a strong organizational culture, leading to employee satisfaction. This was confirmed recently when a global employee survey, which was benchmarked against other top organizations, showed our employees have a strong sense of pride in Cushman & Wakefield and commitment to our firm.

Industry-Leading Capabilities in Acquisitions and Integration. We have a proven track record of executing and integrating large acquisitions with the combination of DTZ, Cassidy Turley and Cushman & Wakefield. This track record is evident through the realization of synergies that have contributed to our Adjusted EBITDA margin expanding from 7% to 10% from 2014 (pro forma) to 2017. In addition to completing our transformative combinations, we have also successfully completed 12 infill mergers and acquisitions (“M&A”) transactions across geographies and service lines. The geographic coverage, specialized capabilities and client relationships added through these infill acquisitions have been accretive to our existing platform as we continue to grow our business. In addition, over the past 20 years, our senior management team has completed more than 100 successful acquisitions, including almost all the transformative deals of scale in our industry over that period of time. This acquisition capability along with our scalable global platform creates opportunities for us to continue to grow value through infill M&A.

Capital-Light Business Model. We operate in a low capital intensity business resulting in relative significant free cash flow generation. We expect that capital expenditures will average between 1.0%-1.5% of fee revenue in the near to medium term. We expect to reinvest this free cash flow into our services platform as well as infill M&A to continue to drive growth.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Best-In-Class Executive Leadership and Sponsorship. Our executive management team possesses a diverse set of backgrounds across complementary expertise and disciplines. Our Executive Chairman and CEO, Brett White, has more than 32 years of commercial real estate experience successfully leading the largest companies in our sector. John Forrester, our President, was previously the CEO of DTZ where he began his career in 1988. Our CFO, Duncan Palmer, has held senior financial positions in global organizations across various industries over his career, including serving as CFO of Owens Corning and RELX Group.

Our Principal Shareholders, as defined herein, have supported our growth initiatives and have a proven track record of investing and growing industry-leading businesses like ours. TPG manages approximately $83 billion of assets, as of December 31, 2017, with investment platforms across a wide range of asset classes, including private equity, growth equity, real estate, credit, public equity and impact investing. PAG Asia Capital is the private equity arm of PAG, one of the largest Asia-focused alternative investment managers with over $20 billion in capital under management and 350 employees globally, as of December 31, 2017. Ontario Teachers’ Pension Plan Board (“OTPP”) is the largest single-profession pension plan in Canada with CAD$189.5 billion of assets under management, as of December 31, 2017. This group of Principal Shareholders brings with them years of institutional investing and stewardship with deep knowledge and experience sponsoring public companies.

Our Growth Strategy

We have built an integrated, global services platform that delivers the best outcomes for clients locally, regionally and globally. Our primary business objective is growing revenue and profitability by leveraging this platform to provide our clients with excellent service. We expect to utilize the following strategies to achieve these business objectives:

Recruit, Hire and Retain Top Talent. We attract and retain high quality employees. These employees produce superior client results and position us to win additional business across our platform. Our real estate professionals come from a diverse set of backgrounds, cultures and expertise that creates a culture of collaboration and a tradition of excellence. We believe our people are the key to our business and we have instilled an atmosphere of collective success.

Expand Margins Through Operational Excellence. Our management team has grown our Adjusted EBITDA margins from 7% to 10% from 2014 (pro forma) to 2017 through organic operational improvements, the successful realization of synergies from previous acquisitions and through developing economies of scale. We expect to continue to grow margin and view it as a primary measure of management productivity.

Leverage Breadth of Services to Provide Superior Client Outcomes. Our current scale and position creates a significant opportunity for growth by delivering more services to existing clients across multiple service lines. Following the DTZ, Cassidy Turley and Cushman & Wakefield mergers, many of our clients realized more value by bundling multiple services, giving them instant access to global scale and better solutions through multidisciplinary service teams. As we continue to add depth and scale to our growing platform, we create more opportunities to do more for our clients, leading to increased organic growth.

Continue to Deploy Capital Around Our Infill M&A Strategy. We have an ongoing pipeline of potential acquisitions to improve our offerings to clients across geographies and service lines. We are highly focused on the successful execution of our acquisition strategy and have been successful at targeting,

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acquiring and integrating real estate services providers to broaden our geographic and specialized service capabilities. The opportunities offered by infill acquisitions are additive to our platform as we continue to grow our business. We expect to be able to continue to find, acquire and integrate acquisitions to drive growth and improve profitability, in part by leveraging our scalable platform and technology investments. Infill opportunities occur across all geographies and service lines but over time we expect these acquisitions to increase our recurring and highly visible revenues as a percentage of our total fee revenue.

Deploy Technology to Improve Client Experience. Through the integration of DTZ, Cassidy Turley and Cushman & Wakefield, we invested heavily in technology platforms, workflow processes and systems to improve client engagement and outcomes across our service offerings. The recent timeframe of these investments has allowed us to adopt best-in-class systems that work together to benefit our clients and our business. These systems are scalable to efficiently onboard new businesses and employees without the need for significant additional capital investment in new systems. In addition, our investments in technology have helped us attract and retain key employees, enable productivity improvements that contribute to margin expansion and strongly positioned us to expand the number and types of service offerings we deliver to our key global customers. We have made significant investments to streamline and integrate these systems, which are now part of a fully integrated platform supported by an efficient back-office.

Corporate and Other Information

DTZ Jersey Holdings Limited is a Jersey limited company that was formed in 2014 in connection with the purchase of DTZ from UGL Limited. DTZ Jersey Holdings Limited does not conduct any operations other than with respect to its direct and indirect ownership of its subsidiaries, and its business operations are conducted primarily out of its indirect operating subsidiary, DTZ Worldwide Ltd. Our corporate headquarters are located at 225 West Wacker Drive, Chicago, Illinois. Our website address is www.cushmanwakefield.com. The information contained on, or accessible through, our website is not part of this prospectus.

Our History

In 2014, our Principal Shareholders started our company in its current form, with the purchase of DTZ from UGL Limited. At the end of 2014, the Principal Shareholders acquired and combined Cassidy Turley with DTZ. Finally, in 2015, we completed the last piece of our transformative growth with the acquisition of Cushman & Wakefield. The company was combined under the name Cushman & Wakefield in September 2015.

References in this prospectus to “DTZ” are to the DTZ Group legacy property services business of UGL Limited, acquired by our Principal Shareholders on November 5, 2014, references to “Cassidy Turley” are to the legacy Cassidy Turley companies, acquired by our Principal Shareholders and combined with us on December 31, 2014 and references to the “C&W Group” (or to “Cushman & Wakefield” where historical context requires) are to C&W Group, Inc., the legacy Cushman & Wakefield business, acquired by our Principal Shareholders and combined with us on September 1, 2015.

As part of this initial public offering we are restructuring to a                  company, Cushman & Wakefield, from our current company, a Jersey limited company, DTZ Jersey Holdings Limited.

Our Principal Shareholders

Private equity funds or plans sponsored by TPG, PAG Asia Capital and OTPP (which we refer to collectively as our Principal Shareholders) and their co-investors currently own         % of our outstanding shares.

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TPG

TPG Global, LLC (together with its affiliates, “TPG”) is a leading global alternative asset firm founded in 1992 with approximately $83 billion of assets under management as of December 31, 2017 and offices in Austin, Beijing, Boston, Dallas, Fort Worth, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, San Francisco, Seoul and Singapore. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, real estate, credit, public equity and impact investing. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio.

PAG Asia Capital

PAG Asia Capital is the private equity arm of PAG, one of the largest Asia-focused alternative investment managers with more than $20 billion in capital under management and 350 staff in 10 offices across Asia and in select global financial capitals. PAG Asia Capital is a pan-Asia buyout strategy whose current portfolio includes control and structured investments across many sectors including financial services, pharmaceuticals, automotive services, property management services and consumer retail sectors. PAG’s limited partners, or investors, include leading institutional investors such as sovereign wealth funds, state pension funds, corporate pension funds and university endowments based in North America, Asia, Europe, Middle East and Australia. In addition to extensive investment experience in private equity, PAG has a solid track record in real estate, having invested in more than 6,800 properties across Asia with total investment value in excess of $26 billion.

Ontario Teachers’ Pension Plan Board

With CAD$189.5 billion in net assets as of December 31, 2017, OTPP is the largest single-profession pension plan in Canada. An independent organization, it invests the pension fund’s assets and administers the pensions of 323,000 active and retired teachers in Ontario. Private Capital is the private equity investment arm of OTPP, managing CAD$31.9 billion in invested capital as of December 31, 2017.

Risk Factors

Our business is subject to numerous risks. See “Risk Factors” beginning on page 18. In particular, our business may be adversely affected by:

●	disruptions in general economic, social and business conditions, particularly in geographies or industry sectors that we or our clients serve, and adverse developments in the credit markets;

●	our ability to compete globally, or in local geographic markets or service lines that are material to us, and the extent to which further industry consolidation, fragmentation or innovation could lead to significant future competition;

●	social, political and economic risks in different countries as well as foreign currency volatility;

●	our ability to retain our senior management and attract and retain qualified and experienced employees;

●	our reliance on our Principal Shareholders;

●	the inability of our acquisitions to perform as expected and the unavailability of similar future opportunities;

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●	perceptions of our brand and reputation in the marketplace and our ability to appropriately address actual or perceived conflicts of interest;

●	the operating and financial restrictions that our credit agreements impose on us and the possibility that in an event of default all of our borrowings may become immediately due and payable;

●	the substantial amount of our indebtedness, our ability and the ability of our subsidiaries to incur substantially more debt and our ability to generate cash to service our indebtedness;

●	the possibility we may face financial liabilities and/or damage to our reputation as a result of litigation;

●	our dependence on long-term client relationships and on revenue received for services under various service agreements;

●	our ability to execute information technology strategies, maintain the security of our information and technology networks and avoid or minimize the effect of an interruption or failure of our information technology, communications systems or data services;

●	our ability to comply with new laws or regulations and changes in existing laws or regulations and to make correct determinations in complex tax regimes;

●	our ability to execute on our strategy for operational efficiency successfully;

●	our expectation to be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards, which would allow us to qualify for exemptions from certain corporate governance requirements; and

●	the fact that the Principal Shareholders will retain significant influence over us and key decisions about our business following the offering that could limit other shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The Offering

Issuer	Cushman & Wakefield

Ordinary shares we are offering	shares

Underwriters’ option to purchase additional shares	We may sell up to additional shares if the underwriters exercise their option to purchase additional shares in full.

Ordinary shares to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional ordinary shares).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds of this offering as follows:

●	approximately $ to reduce outstanding indebtedness;

●	approximately $ to ; and

●	approximately $ for general corporate purposes.

See “Use of Proceeds.”

Dividend policy	We do not expect to pay dividends on our ordinary shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.

See “Dividend Policy.”

Risk Factors	Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 18 for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed symbol	“ ”

The number of ordinary shares to be outstanding after the completion of this offering is based on ordinary shares issued and outstanding as of              , 2018 and              shares to be sold in this offering, and excludes an additional             shares reserved for issuance under our             ,             of which remain available for grant.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

In addition, except as otherwise noted, all information in this prospectus:

●             assumes an initial public offering price of $         per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus; and

●             assumes the underwriters do not exercise their option to purchase additional shares.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary historical and pro forma financial data for the periods presented. The summary historical consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and summary historical consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

You should read the following information together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Statement of Operations Data:	Year Ended December 31,
(in millions, except for per share data and share data)	2017		2016	2015
Revenue		$6,923.9	$6,215.7	$4,193.2
Operating loss		$(159.3)	$(311.9)	$(410.4)
Net loss attributable to the Company		$(220.5)	$(449.1)	$(473.7)

Net loss per share, basic and diluted:
Basic		$(0.15)	$(0.32)	$(0.55)
Diluted		$(0.15)	$(0.32)	$(0.55)
Pro forma basic (a)	$
Pro forma diluted (a)	$

Weighted Average Shares Outstanding
Basic		1,439,764	1,414,316	868,162
Diluted		1,439,764	1,414,316	868,162
Pro forma basic (a)
Pro forma diluted (a)

Balance Sheet Data (at period end):
Total assets		$5,797.9	$5,681.9	$5,442.2
Total debt		$2,843.5	$2,660.1	$2,328.7

				Pro Forma (b)
Other historical and pro forma Data:	Year Ended December 31,			Year Ended December 31,
(in millions, except for margin)	2017	2016	2015	2015	2014
Fee Revenue (c)	$5,319.8	$4,839.8	$3,617.1	$4,858.5	$4,694.2
Fee-based operating expenses (d)	$5,455.9	$5,121.6	$3,928.0	$4,990.6	$4,693.6
Americas Adjusted EBITDA	$344.6	$311.6	$217.1	$285.6
EMEA Adjusted EBITDA	$108.8	$90.8	$68.0	$81.0
APAC Adjusted EBITDA	$75.1	$72.4	$50.8	$51.6
Adjusted EBITDA (e)	$528.5	$474.8	$335.9	$418.2	$350.5
Adjusted EBITDA Margin (e)	10%	10%	9%	9%	7%

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

(a)	The calculation of unaudited basic and diluted pro forma Net loss per share reflects certain pro forma adjustments in accordance with Article 11 of Regulation S-X. Unaudited basic and diluted pro forma Net income per common share assumes that $ million of the proceeds of the proposed offering were used to , and includes a pro forma adjustment to reflect the elimination of interest expense in the amount of $ million related to debt repaid, assuming that such proceeds and repayment occurred as of the beginning of the year. The number of shares used for purposes of pro forma per share data reflects the total number of shares (assuming pricing at the midpoint of the price range on the cover), and does not exceed the total number of shares, to be issued in the offering. The table below sets forth the computation of the Company’s pro forma unaudited basic and diluted pro forma net loss per share:

Pro forma net loss per share:
(in millions, except per share data)	Year Ended December 31, 2017
	Basic	Diluted
Net loss	$(220.5)	$(220.5)
Pro forma adjustments:
Net interest expense, net of tax
Pro forma net loss
Weighted average common shares outstanding
Adjustment to weighted average common shares outstanding related to the offering
Pro forma weighted average common shares outstanding
Pro forma net loss per share

(b)	The unaudited pro forma financial information has been prepared pursuant to Article 11 of Regulation S-X and is based upon available information and assumptions that we believe are reasonable. The historical consolidated and combined consolidated financial information has been adjusted to give effect to pro forma adjustments that are (1) directly attributable to the transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined results. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations would have been had the above transactions occurred on the dates indicated and also should not be considered representative of our future results of operations. The unaudited pro forma financial information does not reflect projected realization of revenue synergies and cost saving and gives effect to the following transactions:

Pro Forma Year Ended December 31, 2014

(1) the DTZ acquisition, which was completed on November 5, 2014;

(2) the Cassidy Turley acquisition, which was completed on December 31, 2014;

(3) the C&W Group, Inc. acquisition, which was completed on September 1, 2015; and

(4) the financing transactions related to the aforementioned acquisitions.

The unaudited pro forma financial information for the year ended December 31, 2014 has been derived from the historical financial information of DTZ, Cassidy Turley and C&W Group and has been prepared pursuant to Article 11 of Regulation S-X. The historical combined consolidated financial information of DTZ for the 12 months ended December 31, 2014 has been derived from (a) the historical DTZ statement of operations for the period January 1, 2014 through June 30, 2014 not included in this prospectus; (b) the audited DTZ statement of operations for the period July 1, 2014 through November 4, 2014 not included in this prospectus; and (c) the

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

audited DTZ statement of operations for the period November 5, 2014 through December 31, 2014 not included in this prospectus. The historical consolidated financial information of Cassidy Turley for the 12 months ended December 31, 2014 has been derived from the audited Cassidy Turley statement of operations for the period January 1, 2014 through December 31, 2014 not included in this prospectus. The historical consolidated financial information of C&W Group as of and for the 12 months ended December 31, 2014 has been derived from the audited C&W Group statement of operations for the period January 1, 2014 through December 31, 2014 not included in this prospectus.

The unaudited pro forma financial information for the year ended December 31, 2014 gives effect to the transactions described above as if they occurred on January 1, 2014 and reflects pro forma adjustments related to (1) additional fixed asset depreciation and intangible asset amortization of $148.4 million due to purchase accounting; (2) removal of transaction costs of $61.7 million; (3) additional interest expense of $79.8 million related to the financing transactions in connection with the acquisitions; (4) removal of stock compensation expense of $40.9 million due to the acquisition; (5) additional compensation expense in connection with deferred payment obligation of $59.7 million; and (6) related tax impacts of all adjustments.

Pro Forma Year Ended December 31, 2015

(1) the C&W Group acquisition, which was completed on September 1, 2015; and

(2) the financing transactions related to the aforementioned acquisition.

The unaudited pro forma financial information for the year ended December 31, 2015 has been derived from the historical financial information of DTZ (including Cassidy Turley) and C&W Group and has been prepared pursuant to Article 11 of Regulation S-X. The historical consolidated financial information of DTZ as of and for the 12 months ended December 31, 2015 has been derived from the historical audited DTZ statement of operations data for the period January 1, 2015 through December 31, 2015 included elsewhere in this prospectus. The historical consolidated financial information of C&W Group as of and for the 8 months ended August 31, 2015 has been derived from the audited C&W Group statement of operations for the period January 1, 2015 through August 31, 2015 included elsewhere in this prospectus.

The unaudited pro forma financial information for the year ended December 31, 2015 gives effect to the transactions described above as if they occurred on January 1, 2014 and reflects pro forma adjustments related to (1) additional fixed asset depreciation and intangible asset amortization of $62.8 million due to purchase accounting; (2) removal of transaction costs of $93.6 million; (3) additional interest expense of $16.6 million related to the refinancing activity of the debt; (4) removal of fees expensed of $19.7 million in connection with debt modification; (5) removal of stock compensation expense of $8.5 million due to the acquisition; (6) removal of impairment charges for DTZ’s trade name of $143.8 million and (7) related tax impacts of all adjustments.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

(c)	Fee revenue is a non-GAAP measure and is defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table presents a reconciliation of Fee revenue to revenue.

				Pro Forma (b)
	Year Ended December 31,			Year Ended December 31,
(in millions)	2017	2016	2015	2015	2014
Revenue	$6,923.9	$6,215.7	$4,193.2	$6,019.0	$5,882.6
Gross contract costs	(1,627.3)	(1,406.0)	(675.6)	(1,260.0)	(1,188.4)
Purchase accounting adjustments	23.2	30.1	99.5	99.5	–

Fee Revenue	$5,319.8	$4,839.8	$3,617.1	$4,858.5	$4,694.2

(d)	Fee-based operating expenses is a non-GAAP measure and is defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table presents a reconciliation of Total costs and expenses to Fee-based operating expenses.

				Pro Forma (b)
	Year Ended December 31,			Year Ended December 31,
(in millions)	2017	2016	2015	2015	2014
Total costs and expenses	7,083.2	6,527.6	4,603.6	6,250.6	5,882.0
Gross contract costs	(1,627.3)	(1,406.0)	(675.6)	(1,260.0)	(1,188.4)

Fee-based operating expenses	5,455.9	5,121.6	3,928.0	4,990.6	4,693.6

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

(e)	Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and are defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table presents a reconciliation of Adjusted EBITDA to net loss.

				Pro Forma (b)
	Year Ended December 31,			Year Ended December 31,
(in millions)	2017	2016	2015	2015	2014
Net loss	$(220.5)	$(449.1)	$(473.7)	$(353.6)	$(56.1)

Add/(less):
Depreciation and amortization	270.6	260.6	155.9	260.1	258.5
Interest expense, net of interest income	183.1	171.8	123.1	125.3	121.8
Benefit from income taxes	(120.4)	(27.4)	(56.3)	(6.7)	(59.9)
Integration and other costs related to acquisitions (1)	326.3	427.5	497.4	294.1	—
Stock-based compensation (2)	28.2	40.8	15.4	24.9	24.9
Cassidy Turley deferred payment obligation (3)	44.0	47.6	61.8	61.8	61.3
Other (4)	17.2	3.0	12.3	12.3	—

Adjusted EBITDA	$528.5	$474.8	$335.9	$418.2	$350.5

(1)	Integration and other costs related to acquisitions represents certain direct and incremental costs resulting from acquisitions and certain related integration efforts as a result of those acquisitions, as well as costs related to our restructuring efforts.

(2)	Share-based compensation represents non-cash compensation expense associated with our equity compensation plans. Refer to Note 14 to the Company’s audited consolidated financial statements for additional information.

(3)	Cassidy Turley deferred payment obligation represents expense associated with a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which will be paid out before the end of 2018. Refer to Note 11 of the Company’s audited consolidated financial statements for additional information.

(4)	Other represents sponsor monitoring fees, expenses associated with our accounts receivable securitization, and other items.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Risks associated with an investment in our ordinary shares include, but are not limited to, the risk factors described below. If any of the risks described below actually occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares could decline and you may lose all or part of your investment. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below as well as our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Risks Related to Our Business

The success of our business is significantly related to general economic conditions and, accordingly, our business, operations and financial condition could be adversely affected by economic slowdowns, liquidity crises, fiscal or political uncertainty and possible subsequent downturns in commercial real estate asset values, property sales and leasing activities in one or more of the geographies or industry sectors that we or our clients serve.

Periods of economic weakness or recession, significantly rising interest rates, fiscal or political uncertainty, market volatility, declining employment levels, declining demand for commercial real estate, falling real estate values, disruption to the global capital or credit markets or the public perception that any of these events may occur may negatively affect the performance of some or all of our service lines.

Our results of operations are significantly impacted by economic trends, government policies and the global and regional real estate markets. These include the following: overall economic activity, changes in interest rates, the impact of tax and regulatory policies, the cost and availability of credit and the geopolitical environment.

Adverse economic conditions or political or regulatory uncertainty could also lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets and properties planned for development, which in turn could reduce the commissions and fees that we earn. In addition, economic downturns may reduce demand for our advisory and other service line and sales transactions and financing services in our capital markets service line.

The performance of our property management services depends upon the performance of the properties we manage. This is because our fees are generally based on a percentage of rent collections from these properties. Rent collections may be affected by many factors, including: (1) real estate and financial market conditions prevailing generally and locally; (2) our ability to attract and retain creditworthy tenants, particularly during economic downturns; and (3) the magnitude of defaults by tenants under their respective leases, which may increase during distressed economic conditions.

Our service lines could also suffer from political or economic disruptions that affect interest rates or liquidity or create financial, market or regulatory uncertainty. For example, the U.K. has submitted formal notification under Article 50 of the Lisbon Treaty to the European Council of the U.K. to withdraw its membership in the European Union (commonly known as “Brexit”). Speculation about the terms and consequences of Brexit for the U.K. and other European Union members has caused and may continue to cause market volatility and currency fluctuations and adversely impact our clients’ confidence, which has resulted and may continue to result in a deterioration in our EMEA segment as leasing and investing activity slowed.

In continental Europe and Asia Pacific, the economies in certain countries where we operate can be uncertain, which may adversely affect our financial performance. Economic, political and regulatory uncertainty

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

as well as significant changes and volatility in the financial markets and business environment, and in the global landscape, make it increasingly difficult for us to predict our financial performance into the future. As a result, any guidance or outlook that we provide on our performance is based on then-current conditions, and there is a risk that such guidance may turn out to be inaccurate.

We have numerous local, regional and global competitors across all of our service lines and the geographies that we serve, and further industry consolidation, fragmentation or innovation could lead to significant future competition.

We compete across a variety of service lines within the commercial real estate services and investment industry, including property, facilities and project management, leasing, capital markets (including representation of both buyers and sellers in real estate sales transactions and the arrangement of financing), and advisory on real estate debt and equity decisions. Although we are one of the largest commercial real estate services firms in the world as measured by 2017 revenue, our relative competitive position varies significantly across geographies, property types and service lines. Depending on the geography, property type or service line, we face competition from other commercial real estate services providers and investment firms, including outsourcing companies that have traditionally competed in limited portions of our property, facilities management and project management service line and have expanded their offerings from time to time, in-house corporate real estate departments, developers, institutional lenders, insurance companies, investment banking firms, investment managers, accounting firms and consulting firms. Some of these firms may have greater financial resources allocated to a particular geography, property type or service line than we have allocated to that geography, property type or service line. In addition, future changes in laws could lead to the entry of other new competitors, such as financial institutions. Although many of our existing competitors are local or regional firms that are smaller than we are, some of these competitors are larger on a local or regional basis. We are further subject to competition from large national and multinational firms that have similar service and investment competencies to ours, and it is possible that further industry consolidation could lead to much larger and more formidable competitors globally or in the particular geographies, property types, service lines that we serve. Our industry has continued to consolidate, as evidenced by CBRE Group, Inc.’s 2015 acquisition of the facilities management business of Johnson Controls, Inc., Jones Lang LaSalle Incorporated’s 2011 acquisition of King Sturge in Europe and other recent consolidations. Beyond our two direct competitors, CBRE Group, Inc. and Jones Lang LaSalle Incorporated, the sector is highly fragmented amongst regional, local and boutique providers. Although many of our competitors across our larger product and service lines are smaller local or regional firms, they may have a stronger presence in their core markets than we do. In addition, disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively. There is no assurance that we will be able to compete effectively, to maintain current fee levels or margins, or maintain or increase our market share.

Adverse developments in the credit markets may harm our business, results of operations and financial condition.

Our capital markets (including representation of buyers and sellers in sales transactions and the arrangement of financing) and advisory and other service lines are sensitive to credit cost and availability as well as marketplace liquidity. Additionally, the revenues in all of our service lines are dependent to some extent on the overall volume of activity (and pricing) in the commercial real estate market.

Disruptions in the credit markets may adversely affect our advisory services to investors, owners, and occupiers of real estate in connection with the leasing, disposition and acquisition of property. If our clients are unable to procure credit on favorable terms, there may be fewer completed leasing transactions, dispositions and acquisitions of property. In addition, if purchasers of commercial real estate are not able to obtain favorable

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

financing, resulting in the lack of disposition and acquisition opportunities for our projects, our advisory and other and capital markets service lines may be unable to generate incentive fees.

Our operations are subject to social, political and economic risks in different countries as well as foreign currency volatility.

We conduct a significant portion of our business and employ a substantial number of people outside of the United States and as a result, we are subject to risks associated with doing business globally. Our business consists of service lines operating in multiple regions inside and outside of the United States. Outside of the United States, we generate earnings in other currencies and our operating performance is subject to fluctuations relative to the U.S. dollar, or USD. As we continue to grow our international operations through acquisitions and organic growth, these currency fluctuations have the potential to positively or adversely affect our operating results measured in USD. It can be difficult to compare period-over-period financial statements when the movement in currencies against the USD does not reflect trends in the local underlying business as reported in its local currency.

Due to the constantly changing currency exposures to which we are subject and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. For example, Brexit was associated with a significant decline in the value of the British pound sterling against the USD in 2016 and negotiations with respect to the terms of the U.K.’s withdrawal or other changes to the membership or policies of the European Union, or speculation about such events, may be associated with increased volatility in the British pound sterling or other foreign currency exchange rates against the USD.

In addition to exposure to foreign currency fluctuations, our international operations expose us to international economic trends as well as foreign government policy measures. Additional circumstances and developments related to international operations that could negatively affect our business, financial condition or results of operations include, but are not limited to, the following factors:

●	difficulties and costs of staffing and managing international operations among diverse geographies, languages and cultures;

●	currency restrictions, transfer pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;

●	adverse changes in regulatory or tax requirements and regimes or uncertainty about the application of or the future of such regulatory or tax requirements and regimes;

●	the responsibility of complying with numerous, potentially conflicting and frequently complex and changing laws in multiple jurisdictions, e.g., with respect to data protection, privacy regulations, corrupt practices, embargoes, trade sanctions, employment and licensing;

●	the responsibility of complying with the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and other anti-bribery, anti-money laundering and corruption laws;

●	the impact of regional or country-specific business cycles and economic instability;

●	greater difficulty in collecting accounts receivable in some geographic regions such as Asia, where many countries have underdeveloped insolvency laws;

●	a tendency for clients to delay payments in some European and Asian countries;

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

●	political and economic instability in certain countries;

●	foreign ownership restrictions with respect to operations in certain countries, particularly in Asia Pacific and the Middle East, or the risk that such restrictions will be adopted in the future; and

●	changes in laws or policies governing foreign trade or investment and use of foreign operations or workers, and any negative sentiments as a result of any such changes to laws or policies or due to trends such as populism, economic nationalism and against multinational companies.

Our business activities are subject to a number of laws that prohibit various forms of corruption, including local laws that prohibit both commercial and governmental bribery and anti-bribery laws that have a global reach, such as the FCPA and the U.K. Bribery Act. Additionally, our business activities are subject to various economic and trade sanctions programs and import and export control laws, including (without limitation) the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), which prohibit or restrict transactions or dealings with specified countries and territories, their governments, and—in certain circumstances—their nationals, as well as with individuals and entities that are targeted by list-based sanctions programs. We maintain written policies and procedures and implement anti-corruption and anti-money laundering compliance programs, as well as programs designed to enable us to comply with applicable economic and trade sanctions programs and import and export control laws (“Compliance Programs”). However, coordinating our activities to address the broad range of complex legal and regulatory environments in which we operate presents significant challenges. Our current Compliance Programs may not address the full scope of all possible risks, or may not be adhered to by our employees or other persons acting on our behalf. Accordingly, we may not be successful in complying with regulations in all situations and violations may result in criminal or civil sanctions, including material monetary fines, penalties, equitable remedies (including disgorgement), and other costs against us or our employees, and may have a material adverse effect on our reputation and business.

In addition, we have penetrated, and seek to continue to enter into, emerging markets to further expand our global platform. However, certain countries in which we operate may be deemed to present heightened business, operational, legal and compliance risks. We may not be successful in effectively evaluating and monitoring the key business, operational, legal and compliance risks specific to those markets. The political and cultural risks present in emerging countries could also harm our ability to successfully execute our operations or manage our service lines there.

Our success depends upon the retention of our senior management, as well as our ability to attract and retain qualified and experienced employees.

We are dependent upon the retention of our leasing and capital markets professionals, who generate a significant amount of our revenues, as well as other revenue producing professionals. The departure of any of our key employees, including our senior executive leadership, or the loss of a significant number of key revenue producers, if we are unable to quickly hire and integrate qualified replacements, could cause our business, financial condition and results of operations to suffer. Competition for these personnel is significant and we may not be able to successfully recruit, integrate or retain sufficiently qualified personnel. In addition, the growth of our business is largely dependent upon our ability to attract and retain qualified support personnel in all areas of our business. We and our competitors use equity incentives and sign-on and retention bonuses to help attract, retain and incentivize key personnel. As competition is significant for the services of such personnel, the expense of such incentives and bonuses may increase and we may be unable to attract or retain such personnel to the same extent that we have in the past. Any significant decline in, or failure to grow, our ordinary share price may result in an increased risk of loss of these key personnel. Furthermore, shareholder influence on our compensation practices, including our ability to issue equity compensation, may decrease our ability to offer attractive

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

compensation to key personnel and make recruiting, retaining and incentivizing such personnel more difficult. If we are unable to attract and retain these qualified personnel, our growth may be limited and our business and operating results could suffer.

We rely on our Principal Shareholders.

We have in recent years depended on our relationship with our Principal Shareholders to help guide our business plan. Our Principal Shareholders have significant expertise in operational, financial, strategic and other matters. This expertise has been available to us through the representatives the Principal Shareholders have had on our board of directors and as a result of our management services agreement with the Principal Shareholders. Pursuant to a shareholders’ agreement to be executed in connection with the closing of this offering, representatives of the Principal Shareholders will have the ability to appoint             our board of directors, and as a result             will be appointed to our board of directors. After the offering, the Principal Shareholders may elect to reduce their ownership in our company or reduce their involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationship with them.

Our growth has benefited significantly from acquisitions, which may not perform as expected, and similar opportunities may not be available in the future.

A significant component of our growth over time has been generated by acquisitions. Starting in 2014, the Principal Shareholders and management have built our company through the combination of DTZ, Cassidy Turley and C&W Group. Any future growth through acquisitions will depend in part upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions, which may not be available to us, as well as sufficient funds from our cash on hand, cash flow from operations, existing debt facilities and additional indebtedness to fund these acquisitions. We may incur significant additional debt from time to time to finance any such acquisitions, subject to the restrictions contained in the documents governing our then-existing indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our then-existing debt, would increase. Acquisitions involve risks that business judgments concerning the value, strengths and weaknesses of businesses acquired may prove incorrect. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses, which include severance, lease termination, transaction and deferred financing costs, among others. See “—Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.”

We have had, and may continue to experience, challenges in integrating operations, brands and information technology systems acquired from other companies. This could result in the diversion of management’s attention from other business concerns and the potential loss of our key employees or clients or those of the acquired operations. The integration process itself may be disruptive to our business and the acquired company’s businesses as it requires coordination of geographically diverse organizations and implementation of new branding, i.e., transitioning to the “Cushman & Wakefield” brand, and accounting and information technology systems. There is generally an adverse impact on net income for a period of time after the completion of an acquisition driven by transaction-related and integration expenses. Acquisitions also frequently involve significant costs related to integrating information technology and accounting and management services.

We complete acquisitions with the expectation that they will result in various benefits, including enhanced revenues, a strengthened market position, cross-selling opportunities, cost synergies and tax benefits. Achieving the anticipated benefits of these acquisitions is subject to a number of uncertainties, including the realization of accretive benefits in the timeframe anticipated, whether we will experience greater-than-expected attrition from professionals licensed or associated with acquired firms and whether we can successfully integrate the acquired business. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

expected revenues and diversion of management’s time and energy, which could in turn materially and adversely affect our overall business, financial condition and operating results.

Our brand and reputation are key assets of our company, and our business may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets, and we believe our continued success depends on our ability to preserve, grow and leverage the value of our brand. Our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, management, workplace culture, financial condition, our response to unexpected events and other subjective qualities. Negative perceptions or publicity regarding these matters, even if related to seemingly isolated incidents and whether or not factually correct, could erode trust and confidence and damage our reputation among existing and potential clients, which could make it difficult for us to attract new clients and maintain existing ones. Negative public opinion could result from actual or alleged conduct in any number of activities or circumstances, including handling of client complaints, regulatory compliance, such as compliance with the FCPA, the U.K. Bribery Act and other anti-bribery, anti-money laundering and corruption laws, the use and protection of client and other sensitive information and from actions taken by regulators or others in response to such conduct. Social media channels can also cause rapid, widespread reputational harm to our brand.

Our brand and reputation may also be harmed by actions taken by third parties that are outside our control. For example, any shortcoming of or controversy related to a third-party vendor may be attributed to us, thus damaging our reputation and brand value and increasing the attractiveness of our competitors’ services. Also, business decisions or other actions or omissions of our joint venture partners, the Principal Shareholders or management may adversely affect the value of our investments, result in litigation or regulatory action against us and otherwise damage our reputation and brand. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in greater regulatory or legislative scrutiny or litigation against us. Furthermore, as a company with headquarters and operations located in the United States, a negative perception of the United States arising from its political or other positions could harm the perception of our company and our brand. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could materially and adversely affect our revenues and profitability.

The protection of our brand, including related trademarks, may require the expenditure of significant financial and operational resources. Moreover, the steps we take to protect our brand may not adequately protect our rights or prevent third parties from infringing or misappropriating our trademarks. Even when we detect infringement or misappropriation of our trademarks, we may not be able to enforce all such trademarks. Any unauthorized use by third parties of our brand may adversely affect our brand.

Our credit agreements impose operating and financial restrictions on us, and in an event of a default, all of our borrowings would become immediately due and payable.

Our credit agreements impose, and the terms of any future debt may impose, operating and other restrictions on us and many of our subsidiaries. These restrictions affect, and in many respects limit or prohibit, our ability to:

●	plan for or react to market conditions;

●	meet capital needs or otherwise carry out our activities or business plans; and

●	finance ongoing operations, strategic acquisitions, investments or other capital needs or engage in other business activities that would be in our interest, including:

●	incurring or guaranteeing additional indebtedness;

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

●	granting liens on our assets;

●	undergoing fundamental changes;

●	making investments;

●	selling assets;

●	making acquisitions;

●	engaging in transactions with affiliates;

●	amending or modifying certain agreements relating to junior financing and charter documents;

●	paying dividends or making distributions on or repurchases of capital stock;

●	repurchasing equity interests or debt;

●	transferring or selling assets, including the stock of subsidiaries; and

●	issuing subsidiary equity or entering into consolidations and mergers.

In addition, under certain circumstances we will be required to satisfy and maintain specified financial ratios and other financial condition tests under certain covenants in our First Lien Credit Agreement. See “Description of Certain Indebtedness.” Our ability to comply with the terms of our credit agreements can be affected by events beyond our control, including prevailing economic, financial market and industry conditions, and we cannot give assurance that we will be able to comply when required. These terms could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other opportunities. We continue to monitor our projected compliance with the terms of our credit agreements.

A breach of any restrictive covenants in our credit agreements could result in an event of default under our debt instruments. If any such event of default occurs, the lenders under our credit agreements may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. The lenders under our credit agreements also have the right in these circumstances to terminate any commitments they have to provide further borrowings and to foreclose on collateral pledged under the credit agreements. In addition, an event of default under our credit agreements could trigger a cross-default or cross-acceleration under our other material debt instruments and credit agreements.

Our credit agreements are jointly and severally guaranteed by substantially all of our material subsidiaries organized in the United States, England and Wales, Australia and Singapore, subject to certain exceptions. Each guarantee is secured by a pledge of substantially all of the assets of the subsidiary giving the pledge.

Moody’s Investors Service, Inc. and S&P Global Ratings rate our significant outstanding debt. These ratings, and any downgrades or any written notice of any intended downgrading or of any possible change, may affect our ability to borrow as well as the costs of our future borrowings.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

We have a substantial amount of indebtedness, which may adversely affect our available cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

We have a substantial amount of indebtedness. As of December 31, 2017, our total debt was approximately $2.8 billion, nearly all of which consisted of debt under our credit agreements. Our First Lien Loan (as defined in “Description of Certain Indebtedness”) had a balance, net of deferred financing fees, at December 31, 2017 of $2.3 billion, and our Second Lien Loan (as defined in “Description of Certain Indebtedness”) had a balance, net of deferred financing fees, of $460.0 million. As of December 31, 2017, we had no outstanding funds drawn under our Revolver. For more information regarding our existing indebtedness, see “Description of Certain Indebtedness.”

Our level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences. For example, it could:

●	make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under such instruments;

●	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

●	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

●	expose us to the risk that if unhedged, or if our hedges are ineffective, interest expense on our variable rate indebtedness will increase;

●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	place us at a competitive disadvantage compared to our competitors that are less highly leveraged and therefore able to take advantage of opportunities that our indebtedness prevents us from exploiting;

●	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes; and

●	cause us to pay higher rates if we need to refinance our indebtedness at a time when prevailing market interest rates are unfavorable.

Any of the above listed factors could have a material adverse effect on our business, prospects, results of operations and financial condition.

Furthermore, our interest expense would increase if interest rates increase because our debt under our credit agreements bears interest at floating rates, which could adversely affect our cash flows. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, including the First Lien Loan and Second Lien Loan, sell assets, borrow more money or sell additional equity. There is no guarantee that we would be able to meet these requirements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. Although the credit agreements contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments and reduce indebtedness over time.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, including our First Lien Loan and Second Lien Loan, selling assets or seeking to raise additional capital. Our ability to restructure or refinance our indebtedness, including our First Lien Loan and Second Lien Loan, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, could affect our ability to satisfy our debt obligations and have a material adverse effect on our business, prospects, results of operations and financial condition.

We are subject to various litigation risks and may face financial liabilities and/or damage to our reputation as a result of litigation.

We are exposed to various litigation risks and from time to time are party to various legal proceedings that involve claims for substantial amounts of money. We depend on our business relationships and our reputation for high-caliber professional services to attract and retain clients. As a result, allegations against us, irrespective of the ultimate outcome of that allegation, may harm our professional reputation and as such materially damage our business and its prospects, in addition to any financial impact.

As a licensed real estate broker and provider of commercial real estate services, we and our licensed sales professionals and independent contractors that work for us are subject to statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject us or our sales professionals or independent contractors to litigation from parties who purchased, sold or leased properties that we brokered or managed in the jurisdictions in which we operate.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

We are subject to claims by participants in real estate sales and leasing transactions, as well as building owners and companies for whom we provide management services, claiming that we did not fulfill our obligations. We are also subject to claims made by clients for whom we provided appraisal and valuation services and/or third parties who perceive themselves as having been negatively affected by our appraisals and/or valuations. We also could be subject to audits and/or fines from various local real estate authorities if they determine that we are violating licensing laws by failing to follow certain laws, rules and regulations.

In our property, facilities and project management service line, we hire and supervise third-party contractors to provide services for our managed properties. We may be subject to claims for defects, negligent performance of work or other similar actions or omissions by third parties we do not control. Moreover, our clients may seek to hold us accountable for the actions of contractors because of our role as property or facilities manager or project manager, even if we have technically disclaimed liability as a contractual matter, in which case we may be pressured to participate in a financial settlement for purposes of preserving the client relationship.

Because we employ large numbers of building staff in facilities that we manage, we face the risk of potential claims relating to employment injuries, termination and other employment matters. While we are generally indemnified by the building owners in respect of such claims, we can provide no assurance that will continue to be the case. We also face employment-related claims as an employer with respect to our corporate and other employees for which we would bear ultimate responsibility in the event of an adverse outcome in such matters.

Adverse outcomes of property and facilities management disputes and related or other litigation could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly to the extent we may be liable on our contracts, or if our liabilities exceed the amounts of the insurance coverage procured and maintained by us. Some of these litigation risks may be mitigated by any the commercial insurance policies we maintain in amounts we believe are appropriate. However, in the event of a substantial loss or certain types of claims, our insurance coverage and/or self-insurance reserve levels might not be sufficient to pay the full damages.

Adverse outcomes of property and facilities management disputes and related or other litigation could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly to the extent we may be liable on our contracts, or if our liabilities exceed the amounts of the insurance coverage procured and maintained by us. Some of these litigation risks may be mitigated by the commercial insurance policies we maintain. However, in the event of a substantial loss or certain types of claims, our insurance coverage and/or self-insurance reserve levels might not be sufficient to pay the full damages. Additionally, in the event of grossly negligent or intentionally wrongful conduct, insurance policies that we may have may not cover us at all. Further, the value of otherwise valid claims we hold under insurance policies could become uncollectible in the event of the covering insurance company’s insolvency, although we seek to limit this risk by placing our commercial insurance only with highly rated companies. Any of these events could materially negatively impact our business, financial condition, results of operations and prospects.

We are substantially dependent on long-term client relationships and on revenue received for services under various service agreements.

Many of the service agreements we have with our clients may be canceled by the client for any reason with as little as 30 to 60 days’ notice, as is typical in the industry. Some agreements related to our leasing service line may be rescinded without notice. In this competitive market, if we are unable to maintain long-term client relationships or are otherwise unable to retain existing clients and develop new clients, our business, results of operations and/or financial condition may be materially adversely affected. The global economic downturn and resulting weaknesses in the markets in which they themselves compete led to additional pricing pressure from clients as they came under financial pressure. These effects have continued to moderate, but they could increase

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

again in the wake of the continuing political and economic uncertainties within the European Union, the United States and China, including as a result of volatility in oil and commodity prices, changes in trade policies and other political and commercial factors over which we have no control.

The concentration of business with corporate clients can increase business risk, and our business can be adversely affected due to the loss of certain of these clients.

We value the expansion of business relationships with individual corporate clients because of the increased efficiency and economics that can result from developing recurring business from performing an increasingly broad range of services for the same client. Although our client portfolio is currently highly diversified, as we grow our business, relationships with certain corporate clients may increase, and our client portfolio may become increasingly concentrated. For example, part of our strategy is to increase our revenues from existing clients which may lead to an increase in corporate clients and therefore greater concentration of revenues. Having increasingly large and concentrated clients also can lead to greater or more concentrated risks if, among other possibilities, any such client (1) experiences its own financial problems; (2) becomes bankrupt or insolvent, which can lead to our failure to be paid for services we have previously provided or funds we have previously advanced; (3) decides to reduce its operations or its real estate facilities; (4) makes a change in its real estate strategy, such as no longer outsourcing its real estate operations; (5) decides to change its providers of real estate services; or (6) merges with another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers.

Where we provide real estate services to firms in the financial services industry, including banks and investment banks, we are experiencing indirectly the increasing extent of the regulatory environment to which they are subject in the aftermath of the global financial crisis. This increases the cost of doing business with them, which we are not always able to pass on, as a result of the additional resources and processes we are required to provide as a critical supplier.

Significant portions of our revenue and cash flow are seasonal, which could cause our financial results and liquidity to fluctuate significantly.

A significant portion of our revenue is seasonal, especially for service lines such as leasing and capital markets, which impacts the comparison of our financial condition and results of operations on a quarter-by-quarter basis. Historically, our fee revenue and operating profit tend to be lowest in the first quarter, and highest in the fourth quarter of each year. Also, we have historically relied on our internally generated cash flow to fund our working capital needs and ongoing capital expenditures on an annual basis. Our internally generated cash flow is seasonal and is typically lowest in the first quarter of the year, when fee revenue is lowest and largest in the fourth quarter of the year when fee revenue is highest. This variance among periods makes it difficult to compare our financial condition and results of operations on a quarter-by-quarter basis. In addition, the seasonal nature of our internally generated cash flow can result in a mismatch with funding needs for working capital and ongoing capital expenditures, which we manage using available cash on hand and, as necessary, our revolving credit facility. We are therefore dependent on the availability of cash on hand and our debt facilities, especially in the first and second quarters of the year. Further, as a result of the seasonal nature of our business, political, economic or other unforeseen disruptions occurring in the fourth quarter that impact our ability to close large transactions may have a disproportionate effect on our financial condition and results of operations.

A failure to appropriately address actual or perceived conflicts of interest could adversely affect our service lines.

Our Company has a global business with different service lines and a broad client base and is therefore subject to numerous potential, actual or perceived conflicts of interests in the provision of services to our existing

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

and potential clients. For example, conflicts may arise from our position as broker to both owners and tenants in commercial real estate lease transactions. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts, but these policies and procedures may not be adequate and may not be adhered to by our employees. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged and cause us to lose existing clients or fail to gain new clients if we fail, or appear to fail, to identify, disclose and manage potential conflicts of interest, which could have an adverse effect on our business, financial condition and results of operations. In addition, it is possible that in some jurisdictions regulations could be changed to limit our ability to act for parties where conflicts exist even with informed consent, which could limit our market share in those markets. There can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Failure to maintain and execute information technology strategies and ensure that our employees adapt to changes in technology could materially and adversely affect our ability to remain competitive in the market.

Our business relies heavily on information technology, including on solutions provided by third parties, to deliver services that meet the needs of our clients. If we are unable to effectively execute and maintain our information technology strategies or adopt new technologies and processes relevant to our service platform, our ability to deliver high-quality services may be materially impaired. In addition, we make significant investments in new systems and tools to achieve competitive advantages and efficiencies. Implementation of such investments in information technology could exceed estimated budgets and we may experience challenges that prevent new strategies or technologies from being realized according to anticipated schedules. If we are unable to maintain current information technology and processes or encounter delays, or fail to exploit new technologies, then the execution of our business plans may be disrupted. Similarly, our employees require effective tools and techniques to perform functions integral to our business. Our payroll and compensation technology systems are important to ensuring that key personnel, in particular commission based personnel, are compensated accurately and on a timely basis. Failure to pay professionals the compensation they are due in a timely manner could result in higher attrition. Failure to successfully provide such tools and systems, or ensure that employees have properly adopted them, could materially and adversely impact our ability to achieve positive business outcomes.

Failure to maintain the security of our information and technology networks, including personally identifiable and client information, intellectual property and proprietary business information could significantly adversely affect us.

Security breaches and other disruptions of our information and technology networks could compromise our information and intellectual property and expose us to liability, reputational harm and significant remediation costs, which could cause material harm to our business and financial results. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and intellectual property, and that of our clients and personally identifiable information of our employees, contractors and vendors, in our data centers and on our networks. The secure processing, maintenance and transmission of this information are critical to our operations. Despite our security measures, and those of our third-party service providers, our information technology and infrastructure may be vulnerable to attacks by third parties or breached due to employee error, malfeasance or other disruptions. A significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of client, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us. Such an event could additionally disrupt our operations and the services we provide to clients, harm our relationships with contractors and vendors, damage our reputation, result in the loss of a competitive advantage, impact our ability to provide timely and accurate financial data and cause a loss of confidence in our services and financial reporting, which could adversely affect our business, revenues,

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

competitive position and investor confidence. Additionally, we rely on third parties to support our information and technology networks, including cloud storage solution providers, and as a result have less direct control over our data and information technology systems. Such third parties are also vulnerable to security breaches and compromised security systems, for which we may not be indemnified and which could materially adversely affect us and our reputation. Furthermore, our, or our third-party vendors’, inability to detect unauthorized use (for example, by current or former employees) or take appropriate or timely steps to enforce our intellectual property rights may have an adverse effect on our business.

Interruption or failure of our information technology, communications systems or data services could impair our ability to provide our services effectively, which could damage our reputation and materially harm our operating results.

Our business requires the continued operation of information technology and communication systems and network infrastructure. Our ability to conduct our global business may be materially adversely affected by disruptions to these systems or infrastructure. Our information technology and communications systems are vulnerable to damage or disruption from fire, power loss, telecommunications failure, system malfunctions, computer viruses, cyber-attacks, natural disasters such as hurricanes, earthquakes and floods, acts of war or terrorism, employee errors or malfeasance, or other events which are beyond our control. In addition, the operation and maintenance of these systems and networks is in some cases dependent on third-party technologies, systems and services providers for which there is no certainty of uninterrupted availability. Any of these events could cause system interruption, delays and loss, corruption or exposure of critical data or intellectual property and may also disrupt our ability to provide services to or interact with our clients, contractors and vendors, and we may not be able to successfully implement contingency plans that depend on communication or travel. Furthermore, any such event could result in substantial recovery and remediation costs and liability to customers, business partners and other third parties. We have business continuity and disaster recovery plans and backup systems to reduce the potentially adverse effect of such events, but our disaster recovery planning may not be sufficient and cannot account for all eventualities, and a catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations, and as a result, our future operating results could be materially adversely affected.

Our business relies heavily on the use of commercial real estate data. A portion of this data is purchased or licensed from third-party providers for which there is no certainty of uninterrupted availability. A disruption of our ability to provide data to our professionals and/or our clients, contractors and vendors or an inadvertent exposure of proprietary data could damage our reputation and competitive position, and our operating results could be adversely affected.

Infrastructure disruptions may disrupt our ability to manage real estate for clients or may adversely affect the value of real estate investments we make on behalf of clients.

The buildings we manage for clients, which include some of the world’s largest office properties and retail centers, are used by numerous people daily. As a result, fires, earthquakes, floods, other natural disasters, defects and terrorist attacks can result in significant loss of life, and, to the extent we are held to have been negligent in connection with our management of the affected properties, we could incur significant financial liabilities and reputational harm.

Our goodwill and other intangible assets could become impaired, which may require us to take significant non-cash charges against earnings.

Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of our goodwill and other intangible assets has been impaired. Any impairment of goodwill or

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

other intangible assets as a result of such analysis would result in a non-cash charge against earnings, and such charge could materially adversely affect our reported results of operations, shareholders’ equity and our ordinary share price. A significant and sustained decline in our future cash flows, a significant adverse change in the economic environment, slower growth rates or if our ordinary share price falls below our net book value per share for a sustained period, could result in the need to perform additional impairment analysis in future periods. If we were to conclude that a future write-down of goodwill or other intangible assets is necessary, then we would record such additional charges, which could materially adversely affect our results of operations.

Our service lines, financial condition, results of operations and prospects could be adversely affected by new laws or regulations or by changes in existing laws or regulations or the application thereof. If we fail to comply with laws and regulations applicable to us, or make incorrect determinations in complex tax regimes, we may incur significant financial penalties.

We are subject to numerous federal, state, local and non-U.S. laws and regulations specific to the services we perform in our service lines. Brokerage of real estate sales and leasing transactions and the provision of valuation services requires us and our employees to maintain applicable licenses in each U.S. state and certain non-U.S. jurisdictions in which we perform these services. If we and our employees fail to maintain our licenses or conduct these activities without a license, or violate any of the regulations covering our licenses, we may be required to pay fines (including treble damages in certain states) or return commissions received or have our licenses suspended or revoked. A number of our services, including the services provided by certain of our indirect wholly-owned subsidiaries in the U.S., U.K., France and Japan, are subject to regulation by the SEC, FINRA, the U.K. Financial Conduct Authority, the Autorité des Marchés Financiers (France), the Financial Services Agency (Japan), the Ministry of Land, Infrastructure, Transport and Tourism (Japan) or other self-regulatory organizations and foreign and state regulators. Compliance failures or regulatory action could adversely affect our business. We could be subject to disciplinary or other actions in the future due to claimed noncompliance with these regulations, which could have a material adverse effect on our operations and profitability.

We are also subject to laws of broader applicability, such as tax, securities, environmental, employment laws and anti-bribery, anti-money laundering and corruption laws, including the Fair Labor Standards Act, occupational health and safety regulations, U.S. state wage-and-hour laws, the FCPA and the U.K. Bribery Act. Failure to comply with these requirements could result in the imposition of significant fines by governmental authorities, awards of damages to private litigants and significant amounts paid in legal fees or settlements of these matters.

We operate in many jurisdictions with complex and varied tax regimes, and are subject to different forms of taxation resulting in a variable effective tax rate. In addition, from time to time we engage in transactions across different tax jurisdictions. Due to the different tax laws in the many jurisdictions where we operate, we are often required to make subjective determinations. The tax authorities in the various jurisdictions where we carry on business may not agree with the determinations that are made by us with respect to the application of tax law. Such disagreements could result in disputes and, ultimately, in the payment of additional funds to the government authorities in the jurisdictions where we carry on business, which could have an adverse effect on our results of operations. In addition, changes in tax rules or the outcome of tax assessments and audits could have an adverse effect on our results in any particular quarter.

As the size and scope of our business has increased significantly during the past several years, both the difficulty of ensuring compliance with numerous licensing and other regulatory requirements and the possible loss resulting from non-compliance have increased. The global economic crisis has resulted in increased government and legislative activities, including the introduction of new legislation and changes to rules and regulations, which we expect will continue into the future. New or revised legislation or regulations applicable to

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

our business, both within and outside of the United States, as well as changes in administrations or enforcement priorities may have an adverse effect on our business, including increasing the costs of regulatory compliance or preventing us from providing certain types of services in certain jurisdictions or in connection with certain transactions or clients. For example, on May 25, 2018, the European General Data Protection Regulation will become effective with a greater territorial reach than existing laws and so may apply to many of our contracts and agreements throughout the world. To the extent it applies, we might be forced to update certain of our agreements, which may take significant time and cost. We are unable to predict how any of these new laws, rules, regulations and proposals will be implemented or in what form, or whether any additional or similar changes to laws or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our service lines, financial condition, results of operations and prospects.

Any failure by us to execute on our strategy for operational efficiency successfully could result in total costs and expenses that are greater than expected.

We have an operating framework that includes a disciplined focus on operational efficiency. As part of this framework, we have adopted several initiatives, including development of our technology platforms, workflow processes and systems to improve client engagement and outcomes across our service lines.

Our ability to continue to achieve the anticipated cost savings and other benefits from these initiatives within the expected time frame is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. In addition, we are vulnerable to increased risks associated with implementing changes to our tools, processes and systems given our varied service lines, the broad range of geographic regions in which we and our customers operate, and the number of acquisitions that we have completed in recent years. If these estimates and assumptions are incorrect, if we are unsuccessful at implementing changes, if we experience delays, or if other unforeseen events occur, we may not achieve new or continue to achieve operational efficiencies and as a result our business and results of operations could be adversely affected.

We may be subject to environmental liability as a result of our role as a property or facility manager or developer of real estate.

Various laws and regulations impose liability on real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at a property. In our role as a property or facility manager or developer, we could be held liable as an operator for such costs. This liability may be imposed without regard to the legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. If we fail to disclose environmental issues, we could also be liable to a buyer or lessee of a property. If we incur any such liability, our business could suffer significantly as it could be difficult for us to develop or sell such properties, or borrow funds using such properties as collateral. In the event of a substantial liability, our insurance coverage might be insufficient to pay the full damages, or the scope of available coverage may not cover certain of these liabilities. Additionally, liabilities incurred to comply with more stringent future environmental requirements could adversely affect any or all of service lines.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Risks Related to this Offering and Ownership of Our Ordinary Shares

We expect to be a “controlled company” within the meaning of the stock exchange corporate governance standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering, the Principal Shareholders will continue to control a majority of the voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” as that term is set forth in the stock exchange corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

●	that a majority of the board of directors consists of independent directors;

●	that we have a nominating and corporate governance committee that is composed entirely of independent directors; and

●	that we have a compensation committee that is composed entirely of independent directors.

These requirements will not apply to us as long as we remain a “controlled company.” Following this offering, we may utilize some or all of these exemptions. As a result, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the stock exchange corporate governance standards. The Principal Shareholders’ significant ownership interest could adversely affect investors’ perceptions of our corporate governance.

The Principal Shareholders will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

We are controlled, and after this offering is completed will continue to be controlled, by the Principal Shareholders. Upon consummation of this offering, the Principal Shareholders will own approximately             % of our ordinary shares (or             % if the underwriters’ option to purchase additional ordinary shares is exercised in full). Pursuant to a shareholders’ agreement to be entered into in connection with the completion of this offering, the Principal Shareholders will have the right to designate             of the seats on our board of directors, and as a result             will be appointed to our board of directors. As a result, the Principal Shareholders will be able to exercise control over our affairs and policies, including the approval of certain actions such as amending our                 , commencing bankruptcy proceedings and taking certain actions (including, without limitation, incurring debt, issuing shares, selling assets and engaging in mergers and acquisitions), appointing members of our management and any transaction that requires shareholder approval regardless of whether others believe that such change or transaction is in our best interests. The interests of the Principal Shareholders may not be consistent with your interests as a shareholder. So long as the Principal Shareholders continue to hold a majority of our outstanding ordinary shares, the Principal Shareholders will have the ability to control the vote in any election of directors, amend our             or take other actions requiring the vote of our shareholders. Even if the amount owned by the Principal Shareholders is less than 50%, the Principal Shareholders will continue to be able to strongly influence or effectively control our decisions. So long as the Principal Shareholders collectively own at least 50% of our ordinary shares held by them at the closing of this offering, they will be able to designate for nomination             of the seats on our board of directors. This control may also have the effect of deterring hostile takeovers, delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Certain of our directors have relationships with the Principal Shareholders, which may cause conflicts of interest with respect to our business.

Following this offering,             of our           directors will be affiliated with the Principal Shareholders. These directors have fiduciary duties to us and, in addition, have duties to the applicable Principal Shareholder. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and the affiliated Principal Shareholder, whose interests may be adverse to ours in some circumstances.

Certain of our shareholders have the right to engage or invest in the same or similar businesses as us.

The Principal Shareholders have other investments and business activities in addition to their ownership of us. The Principal Shareholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Principal Shareholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our shareholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of the Principal Shareholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, if the Principal Shareholders pursue or acquire the corporate opportunity or if the Principal Shareholders do not present the corporate opportunity to us.

Additionally, the Principal Shareholders are in the business of making investments in companies and may currently hold, and may from time to time in the future acquire, controlling interests in businesses engaged in industries that complement or compete, directly or indirectly, with certain portions of our business. So long as the Principal Shareholders continue to indirectly own a significant amount of our equity, the Principal Shareholders will continue to be able to strongly influence or effectively control our decisions.

There has been no prior public market for our ordinary shares and an active, liquid trading market for our ordinary shares may not develop.

Prior to this offering, there has not been a public market for our ordinary shares. We cannot assure you that an active trading market will develop after this offering or how active and liquid that market may become. Although we intend to apply to have our ordinary shares approved for listing on a stock exchange, we do not know whether third parties will find our ordinary shares to be attractive or whether firms will be interested in making a market in our ordinary shares. If an active and liquid trading market does not develop, you may have difficulty selling any of our ordinary shares that you purchase. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our ordinary shares may decline below the initial offering price, and you may not be able to sell your ordinary shares at or above the price you paid in this offering, or at all, and may suffer a loss on your investment.

The market price of our ordinary shares may fluctuate significantly following the offering, our ordinary shares may trade at prices below the initial public offering price, and you could lose all or part of your investment as a result.

The initial public offering price of our ordinary shares has been determined by negotiation between us and the representatives of the underwriters based on a number of factors as further described under “Underwriters” and may not be indicative of prices that will prevail in the open market following completion of this offering.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following, some of which are beyond our control:

●	quarterly variations in our results of operations;

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of our competitors;

●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	strategic actions by us or our competitors;

●	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

●	changes in business or regulatory conditions;

●	investor perceptions or the investment opportunity associated with our ordinary shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	changes in accounting principles;

●	announcements by third parties or governmental entities of significant claims or proceedings against us;

●	a default under the agreements governing our indebtedness;

●	future sales of our ordinary shares by us, directors, executives and significant shareholders;

●	changes in domestic and international economic and political conditions and regionally in our markets; and

●	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has from time to time experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. As a result, our ordinary shares may trade at a price significantly below the initial public offering price.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

If we or our existing investors sell additional ordinary shares after this offering, the market price of our ordinary shares could decline.

The market price of our ordinary shares could decline as a result of sales of a large number of ordinary shares in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering, we will have             million ordinary shares outstanding, or             million shares if the underwriters’ option to purchase additional ordinary shares is exercised in full. Of these outstanding ordinary shares, we expect all of the ordinary shares sold in this offering will be freely tradable in the public market. We expect             million ordinary shares, or             million ordinary shares if the underwriters’ option to purchase additional ordinary shares is exercised in full, will be restricted securities as defined in Rule 144 under the Securities Act (“Rule 144”) and may be sold by the holders into the public market from time to time in accordance with and subject to limitation on sales by affiliates under Rule 144.

We, our directors, our executive officers and the Principal Shareholders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC.

We expect to enter into a new registration rights agreement with the Principal Shareholders and certain members of our management and our board of directors, which will provide the signatories thereto the right, under certain circumstances, to require us to register their ordinary shares under the Securities Act for sale into the public markets. See the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a more detailed description of the registration rights that will be provided to the signatories thereto.

Upon the completion of this offering, we will have             million ordinary shares outstanding, approximately              million shares issuable upon the exercise of outstanding vested equity options under our equity incentive plans, approximately             million shares subject to outstanding unvested equity options under our equity incentive plans, and approximately             million shares reserved for future grant under our equity incentive plans. Shares acquired upon the exercise of vested options under our equity incentive plans may be sold by holders into the public market from time to time, in accordance with and subject to limitation on sales by affiliates under Rule 144. Sales of a substantial number of ordinary shares following the vesting of outstanding equity options could cause the market price of our ordinary shares to decline.

Future offerings of debt or equity securities by us may adversely affect the market price of our ordinary shares.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional ordinary shares or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations.

Issuing additional ordinary shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing shareholders or reduce the market price of our ordinary shares or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

other borrowings would receive a distribution of our available assets prior to the holders of our ordinary shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our ordinary shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our ordinary shares bear the risk that our future offerings may reduce the market price of our ordinary shares and dilute their shareholdings in us.

Because we do not currently intend to pay cash dividends on our ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment and do not intend to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit agreements. Accordingly, investors must be prepared to rely on sales of their ordinary shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our ordinary shares. As a result, you may not receive any return on an investment in our ordinary shares unless you sell our ordinary shares for a price greater than that which you paid for it.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

We are a holding company with nominal net worth. We do not have any assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our indirect operating subsidiary, DTZ Worldwide Ltd. As a result, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. See “—Risks Related to our Business—Our credit agreements impose operating and financial restrictions on us, and in the event of a default, all of our borrowings would become immediately due and payable” for additional information regarding the limitations currently imposed by our credit agreements. In addition, our subsidiaries, including our indirect operating subsidiary, DTZ Worldwide Ltd, are separate and distinct legal entities and have no obligation to make any funds available to us.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior investors have paid substantially less per share of our ordinary shares than the price in this offering. The initial public offering price of our ordinary shares is substantially higher than the net tangible book deficit per share of our outstanding ordinary shares prior to completion of the offering. Based on our historical adjusted net tangible book deficit per share as of December 31, 2017 of $        and upon the issuance and sale of         ordinary shares by us at an assumed initial public offering price of $         per share (the midpoint of the price range indicated on the cover of this prospectus), if you purchase our ordinary shares in this offering, you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

suffer immediate dilution of approximately $             per share in net tangible book value, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the assumed initial public offering price per share. We also have a significant number of outstanding equity options to purchase ordinary shares with exercise prices that are below the estimated initial public offering price of our ordinary shares. To the extent that these equity options are exercised, you will experience further dilution. See “Dilution.”

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, at such time as Section 302 of the Sarbanes-Oxley Act is applicable to us, which we expect to occur immediately following effectiveness of this registration statement, we will be required to evaluate our internal controls over financial reporting. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act (beginning with the second Form 10-K we are required to file following the completion of this offering). In 2015, we identified material weakness in our internal controls over financial reporting resulting from the combination of DTZ, Cassidy Turley and C&W Group and the combination of legacy accounting practices and systems over a highly compressed period of time, which were remediated during our fiscal year ended December 31, 2016. We continue to identify and implement actions to improve the effectiveness of our internal control over financial reporting and disclosure controls and procedures, but there can be no assurance that such remediation efforts will be successful. Failure to remediate the material weaknesses could have a negative impact on our business and the market for our ordinary shares.

In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could have a material adverse effect on our business, prospects, results of operations and financial condition.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a material adverse effect on our business, results of operations and financial condition.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and requirements of the Sarbanes-Oxley Act. These requirements, along with adopting the new accounting standards

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

for revenue recognition and leasing, may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our ordinary share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, our ordinary share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our ordinary share price and trading volume to decline.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance.

These statements can be identified by the fact that they do not relate strictly to historical or current facts, and you can often identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “forecasts,” “shall,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. You should not place undue reliance on any forward-looking statements and should consider the following factors, as well as the factors discussed elsewhere in this prospectus, including under “Risk Factors” beginning on page 18. We believe that these factors include, but are not limited to:

●	disruptions in general economic, social and business conditions, particularly in geographies or industry sectors that we or our clients serve;

●	adverse developments in the credit markets;

●	our ability to compete globally, or in local geographic markets or service lines that are material to us, and the extent to which further industry consolidation, fragmentation or innovation could lead to significant future competition;

●	social, political and economic risks in different countries as well as foreign currency volatility;

●	our ability to retain our senior management and attract and retain qualified and experienced employees;

●	our reliance on our Principal Shareholders;

●	the inability of our acquisitions to perform as expected and the unavailability of similar future opportunities;

●	perceptions of our brand and reputation in the marketplace and our ability to appropriately address actual or perceived conflicts of interest;

●	the operating and financial restrictions that our credit agreements impose on us and the possibility that in an event of default all of our borrowings may become immediately due and payable;

●	the substantial amount of our indebtedness, our ability and the ability of our subsidiaries to incur substantially more debt and our ability to generate cash to service our indebtedness;

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

●	the possibility we may face financial liabilities and/or damage to our reputation as a result of litigation;

●	our dependence on long-term client relationships and on revenue received for services under various service agreements;

●	the concentration of business with corporate clients;

●	the seasonality of significant portions of our revenue and cash flow;

●	our ability to execute information technology strategies, maintain the security of our information and technology networks and avoid or minimize the effect of an interruption or failure of our information technology, communications systems or data services;

●	the possibility that infrastructure disruptions may disrupt our ability to manage real estate for clients;

●	the possibility that our goodwill and other intangible assets could become impaired;

●	our ability to comply with new laws or regulations and changes in existing laws or regulations and to make correct determinations in complex tax regimes;

●	our ability to execute on our strategy for operational efficiency successfully;

●	the possibility we may be subject to environmental liability as a result of our role as a property or facility manager or developer of real estate;

●	our expectation to be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards, which would allow us to qualify for exemptions from certain corporate governance requirements;

●	the fact that the Principal Shareholders will retain significant influence over us and key decisions about our business following the offering that could limit other shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote;

●	the fact that certain of our shareholders have the right to engage or invest in the same or similar businesses as us;

●	the fact that there has been no prior public market for our ordinary shares and an active, liquid trading market for our ordinary shares may not develop;

●	the fluctuation of the market price of our ordinary shares, and the impact on the market price of our ordinary shares of the possibility that we or our existing investors may sell additional ordinary shares after this offering or that we may attempt future offerings of debt or equity securities;

●	the fact that we do not currently anticipate paying any dividends in the foreseeable future;

●	the fact that we are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends;

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

●	the fact that you will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering;

●	the fact that our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, and the possibility that the requirements of being a public company may strain our resources and distract our management; and

●	the possibility that securities or industry analysts may not publish research or may publish inaccurate or unfavorable research about our business.

The factors identified above should not be construed as exhaustive list of factors that could affect our future results, and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus are made only as of the date of this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our ordinary shares. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

USE OF PROCEEDS

We estimate that our net proceeds from the sale of         ordinary shares offered by us will be approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares in full (in each case, at an assumed initial public offering price of $         per ordinary share, the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us of approximately $         million.

We intend to use the net proceeds from this offering as follows:

●	approximately $ to reduce outstanding indebtedness;

●	approximately $ to ; and

●	approximately $ for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $         (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our estimated net proceeds to us from this offering by $         million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a change in the number of ordinary shares we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of ordinary shares we sell.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital. We do not expect to pay dividends on our ordinary shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and expansion of our business.

Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant. The timing and amount of any future dividend payments will be at the discretion of our board of directors. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—Because we do not currently intend to pay cash dividends on our ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.”

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2017, on:

●	an actual basis; and

●	an as adjusted basis to give effect to this offering and the application of the net proceeds of this offering as described under “Use of Proceeds.”

You should read this table together with the information included elsewhere in this prospectus, including “Summary—Summary Historical Consolidated Financial and Other Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our consolidated financial statements and related notes thereto.

	As of December 31, 2017
(in millions, except per share data)	Actual	As Adjusted

Cash and cash equivalents	$405.6	$

Long-term debt (including current portion):
First Lien Loan, as amended, net of unamortized discount and issuance costs of $44.6 million	$2,341.1	$
Second Lien Loan, as amended, net of unamortized discount and issuance costs of $10.0 million	460.0
Capital lease liabilities	15.3
Notes payable to former shareholders	21.2

Total long-term debt	$2,837.6	$

Equity:
Ordinary shares, par value $1.00 per share, 1,451.3 shares issued and outstanding (actual) and shares issued and outstanding (as adjusted) at December 31, 2017	1,451.3
Additional paid-in capital	305.0
Accumulated deficit	(1,165.2)
Accumulated other comprehensive income	(87.2)

Total equity attributable to the Company	503.9

Total capitalization	$3,341.5	$

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DILUTION

If you invest in our ordinary shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares in this offering and the pro forma net tangible book value per share of our ordinary shares after this offering. Dilution results from the fact that the per share offering price of our ordinary shares is substantially in excess of the net tangible book value per share attributable to the existing equity holders. Net tangible book value per share represents the amount of temporary equity and shareholders’ equity excluding intangible assets, divided by the number of ordinary shares outstanding at that date.

Our historical net tangible book value as of                , 2018 was $             million, or approximately $             per ordinary share (assuming              ordinary shares outstanding).

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma net tangible book value per ordinary share immediately after completion of this offering. Investors participating in this offering will incur immediate and substantial dilution. After giving effect to our sale of                     ordinary shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of             , 2018 would have been approximately $         million or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $         per share to purchasers of ordinary shares in this offering, as illustrated in the following table.

Assumed initial public offering price per share	$
Historical net tangible book value per share as of , 2018	$
Increase per share attributable to new investors	$

Pro forma net tangible book value per share after giving effect to this offering	$

Dilution in pro forma net tangible book value per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, our pro forma net tangible book value by approximately $          million or approximately $          per share, and the dilution in the pro forma net tangible book value per share to investors in this offering by approximately $         per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. This pro forma information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The following table summarizes, as of            , 2018, on the pro forma basis described above, the differences between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid by existing shareholders. The calculation with respect to shares purchased by new investors in this offering reflects the issuance by us of              of our ordinary shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration Amount		Average Price Per Share
	Number	Percent		Percent
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100%	$	100%	$

If the underwriters exercise their option to purchase additional shares in full from us, the number of ordinary shares held by new investors will increase to             , or         % of the total number of our ordinary shares outstanding after this offering.

The discussion and table above assume no exercise of stock options outstanding and no issuance of shares reserved for issuance under our equity incentive plans. As of                         , 2018, there were an aggregate of             ordinary shares reserved for future issuance under the equity incentive plans.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected financial data presented in the table below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected historical consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and selected historical consolidated balance sheet data as of December 31, 2017 and 2016 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2015 and historical consolidated statements of operations data for the period from November 5, 2014 to December 31, 2014 (Successor) have been derived from our audited consolidated financial statements not included in this prospectus. The selected historical consolidated statements of operations data for the period of July 1, 2014 to November 4, 2014 (Predecessor) has been derived from our audited combined consolidated financial statements not included this prospectus. The selected historical combined consolidated statements of operations and balance sheet data and for the periods ended June 30, 2014 and 2013 (Predecessor) have been derived from our combined consolidated financial statements not in this prospectus.

On November 5, 2014, a private equity consortium comprising TPG, PAG and OTPP, our Principal Shareholders, acquired DTZ. As a result of DTZ’s acquisition and resulting change in control and changes due to the impact of purchase accounting, we are required to present separately the operating results for the Predecessor and Successor. We refer to the period through November 4, 2014 as the “Predecessor Period,” and the combined consolidated financial statements for that period include the accounts of the Predecessor. We refer to the period from November 5, 2014 as the “Successor Period,” and the consolidated financial statements for that period include the accounts of the Successor. Due to the change in control and changes due to purchase accounting, the Successor Period may not be comparable to the Predecessor Period. On July 13, 2015, the Company’s board of directors approved a change in fiscal year end from June 30 to December 31, effective with the year-end December 31, 2014. Unless otherwise noted, all references to “years” in this prospectus refer to the twelve-month period which ends on December 31 of each year. On December 31, 2014, we acquired Cassidy Turley. Our selected financial data beginning December 31, 2014 also includes Cassidy Turley’s selected financial data. On September 1, 2015, we acquired the C&W Group. Our selected financial data beginning September 1, 2015 also includes the C&W Group’s selected financial data.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The following information should be read together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated and combined consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Statement of Operations Data:	Successor				Predecessor

(in millions, except for per share data and share data)	Year Ended December 31,			Period from November 5, 2014 to December 31, 2014	Period from July 1, 2014 to November 4, 2014	Fiscal Year Ended
	2017	2016	2015			June 30, 2014	June 30, 2013

Revenue	$6,923.9	$6,215.7	$4,193.2	$407.7	$814.2	$2,642.3	$2,457.7
Operating (loss) income	$(159.3)	$(311.9)	$(410.4)	$(57.7)	$1.7	$86.4	$53.2
Net (loss) income attributable to the Company	$(220.5)	$(449.1)	$(473.7)	$(21.8)	$0.4	$58.4	$27.4

Net loss per Share, Basic and Diluted (a):
Basic	$(0.15)	$(0.32)	$(0.55)	$(0.04)
Diluted	$(0.15)	$(0.32)	$(0.55)	$(0.04)
Pro forma basic (b)
Pro forma diluted (b)

Weighted Average Shares Outstanding
Basic	1,439,764	1,414,316	868,162	499,695
Diluted	1,439,764	1,414,316	868,162	499,695
Pro forma basic (b)
Pro forma diluted (b)

Balance sheet data (at period end):
Total assets	$5,797.9	$5,681.9	$5,442.2	$2,407.2		$1,674.0	$1,574.4
Total debt	$2,843.5	$2,660.1	$2,328.7	$931.1		$279.1	$414.5

Other Historical Data:	Year Ended December 31,
(in millions)	2017	2016	2015
Americas Adjusted EBITDA	$344.6	$311.6	$217.1
EMEA Adjusted EBITDA	108.8	90.8	68.0
APAC Adjusted EBITDA	75.1	72.4	50.8

Adjusted EBITDA	$528.5	$474.8	$335.9

(a)	Prior to our acquisition by the Principal Shareholders, we operated as a part of UGL Limited and our combined consolidated financial information is derived from the consolidated financial statements and accounting records of UGL Limited. Therefore, we did not have an existing share structure in place at that time and presentation of earnings per share for those periods prior to our acquisition on November 5, 2014 would not be meaningful to an investor.
(b)

The calculation of unaudited basic and diluted pro forma Net loss per share reflects certain pro forma adjustments in accordance with Article 11 of Regulation S-X. Unaudited basic and diluted pro forma Net income per common share assumes that $            million of the proceeds of the proposed offering were used to                , and includes a pro forma adjustment to reflect the elimination of interest expense in the amount of $            million related to debt repaid, assuming that such proceeds and repayment occurred as of the beginning of the year. The number of shares used for purposes of pro forma per share data reflects the total number of shares (assuming pricing at the midpoint of the price range on the cover),

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

and does not exceed the total number of shares, to be issued in the offering. The table below sets forth the computation of the Company’s unaudited Pro forma basic and diluted pro forma net loss per share:

Pro forma net loss per share:
(in millions, except per share data)	Year Ended December 31, 2017
		Basic		Diluted
Net loss	$	(220.5)	$	(220.5)
Pro forma adjustments:
Net interest expense, net of tax
Pro forma net loss
Weighted average common shares outstanding
Adjustment to weighted average common shares outstanding related to the offering
Pro forma weighted average common shares outstanding
Pro forma net loss per share

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and related information included elsewhere in this prospectus.

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may materially differ from those discussed in forward-looking statements. See the “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Cushman & Wakefield is a top three global commercial real estate services firm, built on a trusted brand and backed by approximately 48,000 employees and serving the world’s real estate owners and occupiers through a scalable platform. We operate across approximately 400 offices in 70 countries, managing over 3.5 billion square feet of commercial real estate space on behalf of institutional, corporate and private clients. Our business is focused on meeting the increasing demands of our clients across multiple service lines including Property, facilities and project management, Leasing, Capital markets, and Advisory and other services.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP” or “GAAP”), which require us to make estimates and assumptions that affect reported amounts. The estimates and assumptions are based on historical experience and on other factors that we believe to be reasonable. Actual results may differ from those estimates. We review these estimates on a periodic basis to ensure reasonableness. Although actual amounts may differ from such estimated amounts, we believe such differences are not likely to be material. For additional detail regarding our critical accounting policies and estimates discussed below, see Note 2: Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements.

Revenue Recognition

The Company principally earns revenue from Property, facilities and project management, Leasing, Capital markets and Advisory and other.

The judgments involved in revenue recognition include understanding the complex terms of agreements and determining the appropriate time and method to recognize revenue for each transaction based on such terms. The timing of revenue recognition could vary if different judgments are made.

Additionally, revenue recognition assessment will further be impacted by the Company’s adoption in 2018 of the new revenue recognition guidance under ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The adoption of the new guidance will result in an acceleration of some revenues that are based, in part, on future contingent events. Under the previous accounting guidance, a portion of these revenues are deferred until a future contingency is resolved (for example, earned at tenant move-in or at payment of the first month’s rent). Under the new revenue guidance, the Company’s performance obligation will typically be satisfied at lease signing and the portion of the commission that is contingent on a future event will likely be recognized earlier if deemed not subject to significant reversal. The adoption of the new guidance will also result in a significant gross up of third-party costs as compared to our current presentation, but with no impact on profitability. This is driven by a change in the required assessment, which is now based on whether we control these third-party services providers.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

For detailed discussion of our revenue recognition policies, see Note 2: Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements.

Business Combinations, Goodwill and Indefinite-Lived Intangible Assets

The Company has grown, in part, through a series of acquisitions. See Note 1: Organization and Business Overview of the Notes to Consolidated Financial Statements. We account for business combinations using the acquisition method of accounting, which requires that once control is obtained, all of the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, be recorded at their respective fair values as of the acquisition date. Determination of the fair values of the assets and liabilities acquired requires estimates and the use of valuation techniques when market values are not readily available.

The Company recorded significant goodwill and intangible assets resulting from these acquisitions. Goodwill represents the excess of purchase consideration over the fair value of the net assets of businesses acquired. In determining the fair values of assets and liabilities acquired in a business combination, we use a variety of valuation methods including the market approach, income approach, depreciated replacement cost and market values (where available).

Assumptions must often be made in determining fair values, particularly where observable market values do not exist. Assumptions may include discount rates, growth rates, cost of capital, royalty rates, tax rates and remaining useful lives. These assumptions can have a significant impact on the value of identifiable assets and accordingly can impact the value of goodwill recorded. Different assumptions could result in different values being attributed to assets as well as liabilities and may impact our consolidated financial statements.

Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they may be impaired. The initial impairment evaluation of goodwill is a qualitative assessment and is performed to assess whether the fair value of a reporting unit (“RU”) is less than its carrying amount and only proceeds to the quantitative impairment test if it is more likely than not that the fair value of the RU is less than its carrying amount. If the Company determines the quantitative impairment test is required, the estimated fair value of the RU is compared to its carrying amount, including goodwill. If the estimated fair value of a RU exceeds its carrying value, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The Company records an impairment loss for other definite and indefinite-lived intangible assets if impairment triggers exist and the fair value of the asset is less than the asset’s carrying amount. For the year ended December 31, 2015, an impairment charge of $143.8 million was recognized on the consolidated statements of operations related to the DTZ trade name intangible asset. For a detailed discussion of goodwill and indefinite-lived intangible assets, see Note 7: Goodwill and Other Intangible Assets of the Notes to Consolidated Financial Statements.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with GAAP. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

tax assets and liabilities of a change in tax rates is recognized in income in the period that the new rate is enacted. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized in the future.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of net operating loss carryforwards, for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe will be realized in future periods. While we believe the resulting tax balances as of December 31, 2017 and 2016 are appropriately accounted for in accordance with GAAP, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (“the Tax Act”) was enacted. The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the U.S. federal corporate rate from 35% to 21% effective January 1, 2018 while also implementing a new tax system on non-US earnings and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. US GAAP requires the impact of tax legislation to be recognized in the period in which the law was enacted. Some amounts recorded as a discrete item in the Benefit from income taxes for the year ended December 31, 2017 to account for the changes as a result of the Tax Act were recorded as provisional amounts and the Company’s best estimates. Any adjustments recorded to the provisional amounts through the fourth quarter of 2018 will be included in the statement of operations as an adjustment to income tax expense. The provisional amounts incorporate assumptions made based upon the Company’s current interpretation of the Tax Act and may change as the Company receives additional clarification and implementation guidance or implements structure changes.

The provision for income taxes comprises current and deferred income tax expense and is recognized in the consolidated financial statements. To the extent that the income taxes are for items recognized directly in equity, the related income tax effects are recognized in equity. For additional discussion on income taxes, see Note 13: Income Taxes of the Notes to Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

See Recently Issued Accounting Pronouncements section within Note 2: Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements.

Items Affecting Comparability

When reading our financial statements and the information included in this prospectus, you should consider that we have experienced, and continue to experience, several material trends and uncertainties that have affected our financial condition and results of operations that could affect future performance. We believe that the following material trends and uncertainties are crucial to an understanding of the variability in our historical earnings and cash flows and the potential for continued variability in the future.

Macroeconomic Conditions

Our results of operations are significantly impacted by economic trends, government policies and the global and regional real estate markets. These include the following: overall economic activity; changes in interest rates;

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

the impact of tax and regulatory policies; changes in employment rates; level of commercial construction spend; the cost and availability of credit; and the geopolitical environment.

Compensation is a significant expense and many of our Leasing and Capital markets professionals are paid on a commission and/or bonus basis that is linked to their revenue production or the profitability of their activity. As a result, the negative effect of difficult market conditions on our Fee revenue is partially mitigated by a reduction in our compensation expense. Nevertheless, adverse economic trends could pose significant risks to our operating performance and financial condition.

Acquisitions

Our results include the incremental impact of completed acquisitions from the date of acquisition, which may impact the comparability of our results on a year-over-year basis. Additionally, there is generally an adverse impact on net income for a period of time after the completion of an acquisition driven by transaction-related and integration expenses. We have historically used strategic and in-fill acquisitions to add new service capabilities, to increase our scale within existing capabilities and to expand our presence in new or existing geographic regions globally. We believe that strategic acquisitions will increase revenue, provide cost synergies and generate incremental income in the long term.

Seasonality

A significant portion of our revenue is seasonal, especially for service lines such as Leasing and Capital markets, which impacts the comparison of our financial condition and results of operations on a quarter-by-quarter basis. There is a general focus on completing transactions by calendar year-end with a significant concentration in the last quarter of the calendar year while certain expenses are recognized more evenly throughout the calendar year. Historically, our fee revenue and operating profit tend to be lowest in the first quarter, and highest in the fourth quarter of each year. The Property, facilities and project management service line partially mitigates this intra-year seasonality, owing to the recurring nature of this service line, which generates more stable revenues throughout the year.

Inflation

Our commission and other operating costs tied to revenue are primarily impacted by factors in the commercial real estate market. These factors have the potential to be affected by inflation. Other costs such as wages and costs of goods and services provided by third parties also have the potential to be impacted by inflation. However, we do not believe that inflation has materially impacted our operations.

International Operations

Our business consists of service lines operating in multiple regions inside and outside of the United States. Our international operations expose us to global economic trends as well as foreign government tax, regulatory and policy measures.

Additionally, outside of the U.S., we generate earnings in other currencies and are subject to fluctuations relative to the U.S. dollar (“USD”). As we continue to grow our international operations through acquisitions and organic growth, these currency fluctuations have the potential to positively or adversely affect our operating results measured in USD. It can be difficult to compare period-over-period financial statements when the movement in currencies against the USD does not reflect trends in the local underlying business as reported in its local currency.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

In order to assist our investors and improve comparability of results, we present the year-over-year changes in certain of our non-GAAP financial measures, such as Fee revenue and Adjusted EBITDA, in “local” currency. The local currency change represents the year-over-year change assuming no movement in foreign exchange rates from the prior year. We believe that this provides our management and investors with a better view of comparability and trends in the underlying operating business.

Non-GAAP Financial Measures

The following measures are considered “non-GAAP financial measures” under SEC guidelines:

i.	Fee revenue and Fee-based operating expenses;

ii.	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin; and

iii.	Local currency.

Our management principally uses these non-GAAP financial measures to evaluate operating performance, develop budgets and forecasts, improve comparability of results and assist our investors in analyzing the underlying performance of our business. These measures are not recognized measurements under GAAP. When analyzing our operating results, investors should use them in addition to, but not as an alternative for, the most directly comparable financial results calculated and presented in accordance with GAAP. Because the Company’s calculation of these non-GAAP financial measures may differ from other companies, our presentation of these measures may not be comparable to similarly titled measures of other companies.

The Company believes that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance. The measures eliminate the impact of certain items that may obscure trends in the underlying performance of our business. The Company believes that they are useful to investors, for the additional purposes described below.

Fee revenue: The Company believes that investors may find this measure useful to analyze the financial performance of our Property, facilities and project management service line and our business generally. Fee revenue is GAAP revenue excluding costs reimbursable by clients which have substantially no margin, and as such provides greater visibility into the underlying performance of our business.

Additionally, pursuant to business combination accounting rules, certain fees that may have been deferred by the acquiree may be recorded as a receivable on the acquisition date by the Company. Such fees are included in Fee revenue as purchase accounting adjustments based on when the acquiree would have recognized revenue in the absence of being acquired by the Company.

Fee-based operating expenses: Consistent with GAAP, reimbursed costs for certain customer contracts are presented on a gross basis (“gross contract costs”) in both revenue and operating expenses. As described above, gross contract costs are excluded from revenue in determining “Fee revenue.” Gross contract costs are similarly excluded from operating expenses in determining “Fee-based operating expenses.” Excluding gross contract costs from Fee-based operating expenses more accurately reflects how we manage our expense base and operating margins and, accordingly, is useful to investors and other external stakeholders for evaluating performance.

Adjusted EBITDA and Adjusted EBITDA margin: We have determined Adjusted EBITDA to be our primary measure of segment profitability. We believe that investors find this measure useful in comparing our

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

operating performance to that of other companies in our industry because these calculations generally eliminate integration and other costs related to acquisitions, stock-based compensation, the deferred payment obligation related to the acquisition of Cassidy Turley and other items. Adjusted EBITDA also excludes the effects of financings, income tax and the non-cash accounting effects of depreciation and intangible asset amortization. Adjusted EBITDA margin, a non-GAAP measure of profitability as a percent of revenue, is calculated by dividing Adjusted EBITDA by Fee revenue.

Local currency: In discussing our results, we refer to percentage changes in local currency. These metrics are calculated by holding foreign currency exchange rates constant in year-over-year comparisons. Management believes that this methodology provides investors with greater visibility into the performance of our business excluding the effect of foreign currency rate fluctuations.

Pro Forma Financial Information

See “—Pro Forma Financial Information” for further detail on the Company’s use of pro forma financial information for the 2015 period.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Results of Operations

The following table sets forth items derived from our consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015 (in millions):

				% Change in Local Currency
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	2017 v 2016	2016 v 2015
Revenue:
Property, facilities and project management	$2,488.5	$2,190.7	$1,877.7	13%	18%
Leasing	1,650.8	1,498.9	1,101.5	10%	38%
Capital markets	740.5	730.8	334.8	1%	124%
Advisory and other	440.0	419.4	303.1	5%	46%

Fee revenue	5,319.8	4,839.8	3,617.1	10%	36%
Contract costs	1,627.3	1,406.0	675.6	14%	117%
Purchase accounting adjustments	(23.2)	(30.1)	(99.5)	(23)%	(69)%

Total revenue	6,923.9	6,215.7	4,193.2	11%	51%

Costs and expenses:
Cost of services, operating and administrative expenses excluding contract costs	5,156.8	4,828.9	3,569.3	6%	37%
Contract costs	1,627.3	1,406.0	675.6	14%	117%
Depreciation and amortization	270.6	260.6	155.9	4%	67%
Restructuring, impairment and related charges	28.5	32.1	202.8	(11)%	(84)%

Total costs and expenses	7,083.2	6,527.6	4,603.6	8%	44%

Operating loss	(159.3)	(311.9)	(410.4)	(45)%	(25)%
Adjusted EBITDA	$528.5	$474.8	$335.9	9%	45%
Adjusted EBITDA Margin	10%	10%	9%

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Adjusted EBITDA is calculated as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net loss attributable to the Company	$(220.5)	$(449.1)	$(473.7)
Add/(less):
Depreciation and amortization	270.6	260.6	155.9
Interest expense, net of interest income	183.1	171.8	123.1
Benefit from income taxes	(120.4)	(27.4)	(56.3)
Integration and other costs related to acquisitions	326.3	427.5	497.4
Stock-based compensation	28.2	40.8	15.4
Cassidy Turley deferred payment obligation	44.0	47.6	61.8
Other	17.2	3.0	12.3

Adjusted EBITDA	$528.5	$474.8	$335.9

Refer to “Summary Historical and Pro Forma Financial Information” for additional detail on items noted above.

Below is the reconciliation of operating expenses to Fee-based operating expenses (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year ended December 31, 2015
Total costs and expenses	$7,083.2	$6,527.6	$4,603.6
Less: Gross contract costs	1,627.3	1,406.0	675.6

Fee-based operating expenses	$5,455.9	$5,121.6	$3,928.0

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Revenue was $6.9 billion and Fee revenue was $5.3 billion, increases of $708.2 million and $480.0 million, respectively.

Fee revenue increased $447.7 million or 10%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by Property, facilities and project management and Leasing.

Foreign currency had a $32.3 million favorable impact on Fee revenue, driving approximately 1% growth of Fee revenue.

Operating expenses

Operating expenses were $7.1 billion, an increase of $555.6 million.

Fee-based operating expenses, excluding integration and other costs related to acquisitions and stock-based compensation, were $5.0 billion, a 10% increase. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Integration and other costs related to acquisitions were $326.3 million in 2017, compared to $427.5 million in 2016. These costs are primarily composed of continuing integration costs related to the 2015 C&W Group merger.

Interest expense

Interest expense, net of interest income increased by $11.3 million as a result of higher average annual borrowings. Average annual borrowings increased from $2.5 billion during 2016 to $2.7 billion during 2017 with interest expense as a percentage of average outstanding debt remaining relatively unchanged.

Benefit from income taxes

The benefit from income taxes was $120.4 million, an increase of $93.0 million. The benefit included a discrete tax benefit of $60.9 million related to the Tax Act as well as the impact of valuation allowances and other discrete items. Refer to the Income Tax discussion in the Summary of Critical Accounting Policies and Estimates and Note 13 of the Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

Net loss and Adjusted EBITDA

Net loss decreased from $449.1 million to $220.5 million in 2017 driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses, lower integration and other costs related to acquisitions and increased benefit from income taxes. Adjusted EBITDA increased by $53.7 million driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged.

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenue

Revenue was $6.2 billion and Fee revenue was $4.8 billion, increases of $2.0 billion and $1.2 billion, respectively.

Fee revenue increased by $1.3 billion or 36% on a local currency basis. The increase in Fee revenue was driven primarily by inclusion of a full year of activity from the 2015 C&W Group merger compared to four months of activity in 2015.

Operating expenses

Operating expenses were $6.5 billion, an increase of $1.9 billion.

Fee-based operating expenses, excluding integration and other costs related to acquisitions and stock-based compensation, were $4.6 billion, a 38% increase. The growth in Fee-based operating expenses was driven primarily by inclusion of a full year of activity from the C&W Group merger.

Integration and other costs related to acquisitions were $427.5 million in 2016, compared to $497.4 million in 2015. These costs were primarily composed of continuing integration costs related to the 2015 C&W Group merger.

Interest expense

Interest expense, net of interest income, increased by $48.7 million primarily as a result of a full year of interest expense on incremental borrowings related to the 2015 C&W Group merger. Average annual borrowings

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

increased from $1.6 billion during 2015 to $2.5 billion during 2016, with interest expense as a percentage of average outstanding debt decreasing from 8% in 2015 to 7% in 2016.

Benefit from income taxes

The benefit from income tax expense was $27.4 million, a decrease of $28.9 million. The benefit included the impact of valuation allowance and other discrete items. Refer to the Income Tax discussion in the Summary of Critical Accounting Policies and Estimates and Note 13 of the Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

Net loss and Adjusted EBITDA

Net loss decreased from $473.7 million in 2015 to $449.1 million in 2016.

Adjusted EBITDA increased by $138.9 million driven primarily by inclusion of a full year of activity from the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 10%, compared to 9%.

Segment Operations

We report our operations through the following segments: (1) Americas, (2) Europe, the Middle East and Africa (“EMEA”) and (3) Asia Pacific (“APAC”). The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the UK, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region.

For segment reporting, gross contract costs are excluded from revenue in determining “Fee revenue.” Gross contract costs are excluded from operating expenses in determining “Fee-based operating expenses.” Additionally, our measure of segment results, Adjusted EBITDA, excludes depreciation and amortization, as well as integration and other costs related to acquisitions, stock-based compensation, expense related to the Cassidy Turley deferred payment obligation and other items.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Americas Results

The following table summarizes our results of operations by our Americas operating segment for the years ended December 31, 2017, 2016 and 2015 (in millions):

				% Change in Local Currency
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	2017 v 2016	2016 v 2015
Property, facilities and project management	$1,638.3	$1,445.4	$1,280.3	13%	13%
Leasing	1,244.6	1,140.7	830.7	9%	37%
Capital markets	530.4	536.2	203.4	(1)%	164%
Advisory and other	183.5	181.2	90.7	1%	100%

Fee revenue	3,596.8	3,303.5	2,405.1	9%	37%
Gross contract costs	1,023.4	851.4	201.5	18%	338%
Purchase accounting adjustments	(20.0)	(30.6)	(81.7)	(34)%	(63)%

Total revenue	4,600.2	4,124.3	2,524.9	11%	65%

Segment operating expenses	4,255.0	3,813.0	2,306.6	11%	67%
Gross contract costs	1,023.4	851.4	201.5	18%	338%

Fee-based operating expenses	3,231.6	2,961.6	2,105.1	9%	41%
Adjusted EBITDA	$344.6	$311.6	$217.1	10%	44%
Adjusted EBITDA Margin	10%	9%	9%

Year ended December 31, 2017 compared to year ended December 31, 2016

Americas revenue was $4.6 billion and Fee revenue was $3.6 billion, increases of $475.9 million and $293.3 million, respectively.

Fee revenue increased $284.4 million or 9%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by Property, facilities and project management and Leasing.

Fee-based operating expenses were $3.2 billion, a 9% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $33.0 million driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 10%, compared to 9%.

Year ended December 31, 2016 compared to year ended December 31, 2015

Americas revenue was $4.1 billion and fee revenue was $3.3 billion, increases of $1.6 billion and $898.4 million, respectively.

Fee revenue increased by $899.8 million or 37%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by inclusion of a full year of activity from the C&W Group merger compared to four months of activity in 2015.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Fee-based operating expenses were $3.0 billion, a 41% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by inclusion of a full year of activity from the C&W Group merger.

Adjusted EBITDA increased by $94.5 million, driven primarily by inclusion of a full year of activity from the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged.

EMEA Results

The following table summarizes our results of operations by our EMEA operating segment for the years ended December 31, 2017, 2016 and 2015 (in millions):

				% Change in Local Currency
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	2017 v 2016	2016 v 2015
Property, facilities and project management	$200.5	$172.9	$132.6	16%	44%
Leasing	256.5	229.1	160.5	11%	54%
Capital markets	154.3	128.0	94.5	18%	46%
Advisory and other	173.9	159.7	139.5	9%	25%

Fee revenue	785.2	689.7	527.1	13%	42%
Gross contract costs	81.3	65.0	30.9	35%	125%
Purchase accounting adjustments	(3.2)	0.8	(16.9)	n/m	n/m

Total revenue	863.3	755.5	541.1	14%	52%

Segment operating expenses	755.8	670.6	477.4	14%	52%
Gross contract costs	81.3	65.0	30.9	35%	125%

Fee-based operating expenses	674.5	605.6	446.5	12%	47%
Adjusted EBITDA	$108.8	$90.8	$68.0	12%	52%
Adjusted EBITDA Margin	14%	13%	13%

Year ended December 31, 2017 compared to year ended December 31, 2016

EMEA revenue was $863.3 million and Fee revenue was $785.2 million, increases of $107.8 million and $95.5 million, respectively.

Fee revenue increased by $84.1 million or 13.0%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by Property, facilities & project management, Leasing and Capital markets.

Fee-based operating expenses were $674.5 million, a 12% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $18.0 million driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 14%, compared to 13%.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Year ended December 31, 2016 compared to year ended December 31, 2015

EMEA revenue was $755.5 million and Fee revenue was $689.7 million, increases of $214.4 million and $162.6 million, respectively.

Fee revenue increased by $192.7 million or 42%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by inclusion of a full year of activity from the C&W Group merger compared to four months of activity in 2015.

Fee-based operating expenses were $605.6 million, a 47% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by inclusion of a full year of activity from the C&W Group merger.

Adjusted EBITDA increased by $22.8 million driven primarily by inclusion of a full year of activity from the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged.

APAC Results

The following table summarizes our results of operations by our APAC operating segment for the years ended December 31, 2017, 2016 and 2015 (in millions):

				% Change in Local Currency
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	2017 v 2016	2016 v 2015
Property, facilities and project management	$649.7	$572.4	$464.8	12%	24%
Leasing	149.7	129.1	110.3	15%	20%
Capital markets	55.8	66.6	36.9	(16)%	80%
Advisory and other	82.6	78.5	72.9	6%	12%

Fee revenue	937.8	846.6	684.9	10%	26%
Gross contract costs	522.6	489.6	443.2	4%	11%
Purchase accounting adjustments	0.0	(0.3)	(0.9)	n/m	n/m

Total revenue	1,460.4	1,335.9	1,127.2	8%	20%

Segment operating expenses	1,386.1	1,264.5	1,076.8	8%	19%
Gross contract costs	522.6	489.6	443.2	4%	11%

Fee-based operating expenses	863.5	774.9	633.6	10%	24%
Adjusted EBITDA	$75.1	$72.4	$50.8	3%	44%
Adjusted EBITDA Margin	8%	9%	7%

Year ended December 31, 2017 compared to year ended December 31, 2016

APAC revenue was $1.5 billion and Fee revenue was $937.8 million, increases of $124.5 million and $91.2 million, respectively.

Fee revenue increased by $79.2 million or 10% on a local currency basis. The increase in Fee revenue was driven primarily by Property, facilities & project management and Leasing, partially offset by Capital markets.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Fee-based operating expenses were $863.5 million, a 10% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $2.7 million driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 8% compared to 9%.

Year ended December 31, 2016 compared to year ended December 31, 2015

APAC revenue was $1.3 billion and Fee revenue was $846.6 million, increases by $208.7 million and $161.7 million, respectively.

Fee revenue increased by $166.8 million or 26%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by inclusion of a full year of activity from the C&W Group merger compared to four months of activity in 2015.

Fee-based operating expenses were $774.9 million, a 24% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by inclusion of a full year of activity from the C&W Group merger.

Adjusted EBITDA increased by $21.6 million driven primarily by inclusion of a full year of activity from the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 9%, compared to 7%.

Pro Forma Financial Information

Year Ended December 31, 2016 Compared to Pro Forma Year Ended December 31, 2015

In order to provide the most meaningful comparison of results, the following consolidated and segment information includes both actual results for all periods presented and results on a “pro forma” basis for the year ended December 31, 2015. The unaudited pro forma financial information is based on the historical consolidated financial statements of the Company and the C&W Group and has been prepared to illustrate the effects of the Company’s acquisition of C&W Group, assuming the acquisition of C&W Group had been consummated on January 1, 2014, the beginning of the earliest period presented, rather than September 1, 2015, the date of the acquisition. For 2015, pro forma financial information reflects actual results for the last four months of 2015 plus pro forma financial information for the first eight months of 2015. The accompanying pro forma financial information does not give pro forma effect to any other transactions or events.

The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have actually occurred, or the financial position, had the acquisition been completed as of the dates indicated, nor is it indicative of the future operating results, or financial position, of the Company. The unaudited pro forma financial information does not reflect future events that occurred after the acquisition of C&W Group, including the potential realization of any future operating cost savings or restructuring activities or other costs related to the planned integration of C&W Group yet to be incurred, and does not consider potential impacts of current market conditions on revenues or expense efficiencies.

The unaudited pro forma financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma financial information includes adjustments that give effect to events that are directly attributable to the transaction described above, are factually supportable and, with respect to our statement of operations, are expected to have a continuing impact.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The following table summarizes operational details for our consolidated operations for the years ended December 31, 2017, 2016 and 2015 and pro forma results for the year ended December 31, 2015 (in millions):

					% Change in Local Currency
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)	2017 v 2016	2016 v Pro Forma 2015
Revenue:
Property, facilities and project management	$2,488.5	$2,190.7	$1,877.7	$2,099.2	13%	6%
Leasing	1,650.8	1,498.9	1,101.5	1,604.9	10%	(5)%
Capital markets	740.5	730.8	334.8	712.5	1%	4%
Advisory and other	440.0	419.4	303.1	441.9	5%	(1)%

Fee revenue	5,319.8	4,839.8	3,617.1	4,858.5	10%	1%
Contract costs	1,627.3	1,406.0	675.6	1,260.0	14%	16%
Purchase accounting adjustments	(23.2)	(30.1)	(99.5)	(99.5)	(23)%	(69)%

Total revenue	6,923.9	6,215.7	4,193.2	6,019.0	11%	6%

Adjusted EBITDA	$528.5	$474.8	$335.9	$418.2	9%	16%

Adjusted EBITDA Margin	10%	10%	9%	9%

Adjusted EBITDA is calculated as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)
Net loss attributable to the Company	$(220.5)	$(449.1)	$(473.7)	$(353.6)
Add/(less):

Depreciation and amortization	270.6	260.6	155.9	260.1
Interest expense, net of interest income	183.1	171.8	123.1	125.3
Benefit from income taxes	(120.4)	(27.4)	(56.3)	(6.7)
Integration and other costs related to acquisitions	326.3	427.5	497.4	294.1
Stock-based compensation	28.2	40.8	15.4	24.9
Cassidy Turley deferred payment obligation	44.0	47.6	61.8	61.8
Other	17.2	3.0	12.3	12.3

Adjusted EBITDA	$528.5	$474.8	$335.9	$418.2

Year ended December 31, 2016 compared to pro forma year ended December 31, 2015

Pro forma Revenue and Fee revenue

Revenue was $6.2 billion and Fee revenue was $4.8 billion, an increase of $196.7 million and a decline of $18.7 million, respectively.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Fee revenue increased $62.8 million or 1%, on a local currency basis. The increase in Fee revenue was driven primarily by Property, facilities and project management, partially offset by a decline in Leasing driven by merger-related transition activities.

Pro forma Adjusted EBITDA

Adjusted EBITDA increased by $56.6 million, driven primarily by achievement of overhead expense synergies associated with the C&W Group merger and realization of operating efficiencies tied to investments in technology and process improvements. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 10%, compared to 9%.

Americas Results

The following table summarizes operational details for our Americas segment for the years ended December 31, 2017, 2016 and 2015 and the pro forma year ended December 31, 2015 (in millions):

					% Change in Local Currency
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)	2017 v 2016	2016 v Pro Forma 2015
Property, facilities and project management	$1,638.3	$1,445.4	$1,280.3	$1,381.9	13%	5%
Leasing	1,244.6	1,140.7	830.7	1,221.7	9%	(6)%
Capital markets	530.4	536.2	203.4	511.7	(1)%	5%
Advisory and other	183.5	181.2	90.7	185.2	1%	(2)%

Fee revenue	3,596.8	3,303.5	2,405.1	3,300.5	9%	1%
Gross contract costs	1,023.4	851.4	201.5	664.6	18%	33%
Purchase accounting adjustments	(20.0)	(30.6)	(81.7)	(81.7)	(34)%	(63)%

Total revenue	4,600.2	4,124.3	2,524.9	3,883.4	11%	7%
Adjusted EBITDA	$344.6	$311.6	$217.1	$285.6	10%	9%
Adjusted EBITDA Margin	10%	9%	9%	9%

Year ended December 31, 2016 compared to pro forma year ended December 31, 2015

Pro forma Revenue and Fee revenue

Total revenue was $4.1 billion and Fee revenue was $3.3 billion, increases of $240.9 million and $3.0 million, respectively.

Fee revenue increased $17.0 million or 1%, on a local currency basis. The increase in Fee revenue was driven primarily by Property, facilities and project management, partially offset by a decline in Leasing driven by merger-related transition activities.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Pro forma Adjusted EBITDA

Adjusted EBITDA increased by $26.0 million driven primarily by achievement of overhead expense synergies associated with the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged.

EMEA Results

The following table summarizes operational details for our EMEA segment for the years ended December 31, 2017, 2016 and 2015 and the pro forma year ended December 31, 2015 (in millions):

% Change in Local Currency
Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)	2017 v 2016	2016 v Pro Forma 2015
Property, facilities and project management	$200.5	$172.9	$132.6	$195.4	16%	(4)%
Leasing	256.5	229.1	160.5	240.3	11%	2%
Capital markets	154.3	128.0	94.5	154.6	18%	(12)%
Advisory and other	173.9	159.7	139.5	176.4	9%	(2)%

Fee revenue	785.2	689.7	527.1	766.7	13%	(3)%
Gross contract costs	81.3	65.0	30.9	106.1	35%	(33)%
Purchase accounting adjustments	(3.2)	0.8	(16.9)	(16.9)	n/	m	n/	m

Total revenue	863.3	755.5	541.1	855.9	14%	(5)%
Adjusted EBITDA	$108.8	$90.8	$68.0	$81.0	12%	27%
Adjusted EBITDA Margin	14%	13%	13%	11%

Year ended December 31, 2016 compared to pro forma year ended December 31, 2015

Pro forma Revenue and Fee revenue

Total revenue was $755.5 million and Fee revenue was $689.7 million, decreases of $100.4 million and $77.0 million, respectively.

Fee revenue declined $20.5 million or 3%, on a local currency basis. The decrease in Fee revenue was driven primarily by slower Capital markets activity driven by uncertainty around Brexit and lower Property, facilities and project management Fee revenue.

Pro forma Adjusted EBITDA

Adjusted EBITDA increased by $9.8 million driven primarily by achievement of overhead expense synergies associated with the C&W Group merger, offset by the impact of lower Fee revenue. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 13%, compared to 11%.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

APAC Results

The following table summarizes operational details for our APAC segment for the years ended December 31, 2017, 2016 and 2015 and the pro forma year ended December 31, 2015 (in millions):

					% Change in Local Currency
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)	2017 v 2016	2016 v Pro Forma 2015
Property, facilities and project management	$649.7	$572.4	$464.8	$521.9	12%	11%
Leasing	149.7	129.1	110.3	142.9	15%	(7)%
Capital markets	55.8	66.6	36.9	46.2	(16)%	43%
Advisory and other	82.6	78.5	72.9	80.3	6%	1%

Fee revenue	937.8	846.6	684.9	791.3	10%	9%
Gross contract costs	522.6	489.6	443.2	489.3	4%	1%
Purchase accounting adjustments	0.0	(0.3)	(0.9)	(0.9)	n/m	n/m

Total revenue	1,460.4	1,335.9	1,127.2	1,279.7	8%	6%
Adjusted EBITDA	$75.1	$72.4	$50.8	$51.6	3%	42%
Adjusted EBITDA Margin	8%	9%	7%	7%

Year ended December 31, 2016 compared to pro forma year ended December 31, 2015

Pro forma Revenue and Fee revenue

Total revenue was $1.3 billion and Fee revenue was $846.6 million, an increase of $56.2 million and $55.3 million, respectively.

Fee revenue increased $66.3 million or 9%, on a local currency basis. The increase in Fee revenue was driven primarily by Property, facilities and project management and Capital markets, partially offset by Leasing.

Pro forma Adjusted EBITDA

Adjusted EBITDA increased by $20.8 million driven primarily by achievement of overhead expense synergies associated with the C&W Group merger and by the impact of higher Fee revenue. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 9%, compared to 7%.

Liquidity and Capital Resources

We believe that we have adequate funds and liquidity to satisfy our working capital and other funding requirements with internally generated cash flow and, as necessary, cash on hand, borrowings under our revolving credit facility and our ability to access additional indebtedness through the capital markets.

We have historically relied on our internally generated cash flow to fund our working capital needs and ongoing capital expenditures on an annual basis. Our internally generated cash flow is seasonal and is typically lowest in the first quarter of the year, when Fee revenue is lowest, and largest in the fourth quarter of the year, when Fee revenue is highest. The seasonal nature of our internally generated cash flow can result in a mismatch with funding needs for working capital and ongoing capital expenditures, which we manage using available cash on hand and, as necessary, our revolving credit facility.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

In the absence of a large strategic acquisition or other extraordinary events, we believe our cash on hand, cash flow from operations and our revolving credit facility will be sufficient to meet our anticipated cash requirements for the foreseeable future, and at a minimum for the next 12 months. We may seek to take advantage of opportunities to refinance existing debt instruments, as we have done in the past, with new debt instruments at interest rates, maturities and terms we consider attractive.

Our long-term liquidity needs, other than those related to ordinary course obligations and commitments, are generally comprised of two elements. The first is the repayment of the outstanding principal amounts of our long-term indebtedness. As of December 31, 2017, outstanding principal amounts relating to short and long-term debt with third-party lenders were approximately $2.9 billion, which include an additional $200.0 million of funding raised during 2017. Of the total outstanding principal amount of our long-term debt facilities, $2.4 billion comes due by November 4, 2021 with the remaining $470 million coming due on November 4, 2022. In March 2018, we raised an additional $250.0 million of funding under existing facilities, which also comes due by November 4, 2021. See Note 15: Commitments and Contingencies of the Notes to Consolidated Financial Statements for information regarding annual scheduled principal payments for long-term debt obligations.

As of March 2018, we maintain a $486.0 million revolving credit facility with third party lenders. In the year ended December 31, 2017, all revolving credit facility draws were subsequently repaid resulting in no balance drawn on the facility at year-end or any quarter-end during 2017. During the year, our maximum draw was $40.0 million.

Our level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase. See “Risk Factors—Risks Related to Our Business—Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.”

The second long-term liquidity need is the payment of obligations related to acquisitions. For the year ended December 31, 2017, we paid $127.0 million in cash consideration for our various acquisitions. Our acquisition structures often include deferred and/or contingent payments in future periods that are subject to the passage of time, achievement of certain performance metrics and/or other conditions. As of December 31, 2017 and 2016, we had accrued $104.6 million and $73.3 million, respectively, of deferred and earn-out consideration, which was included in Accounts payable and accrued expenses and in Other long-term liabilities in the accompanying consolidated balance sheets. Of the total balance as of December 31, 2017, we have accrued $51.3 million for earn-out consideration. The maximum potential payment for these earn-outs is $64.7 million subject to the achievement of certain performance conditions.

We also have a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which is to be paid in December 2018 contingent on certain conditions being met by the former shareholders of Cassidy Turley, such as their ongoing employment as of that date. As of December 31, 2017 and 2016, $105.6 million and $79.5 million were included in Other current liabilities and Other long-term liabilities, respectively, relating to this deferred payment obligation. See Note 11: Employee Benefits and Note 14: Share-based Payments of the Notes to Consolidated Financial Statements for amounts included as cash-settled and stock-based compensation expense for the years ended December 31, 2017 and 2016.

As a professional services firm, funding our operating activities is not capital intensive. Total capital expenditures for the year ended December 31, 2017 were $129.1 million driven mainly by certain integration-related activities as a result of the C&W Group merger, including office consolidation and information

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

technology investments. We expect our capital requirements for 2018 and beyond to be at a lower level as integration projects are completed.

Historical Cash Flows

Cash Flow Summary
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by (used in) operating activities	$71.4	$(359.4)	$(43.6)
Net cash used in investing activities	(226.7)	(138.3)	(1,931.3)
Net cash provided by financing activities	167.7	356.5	2,308.1
Effects of exchange rate fluctuations on cash and cash equivalents	10.9	(6.9)	5.3

Change in cash and cash equivalents	$23.3	$(148.1)	$338.5

Operating Activities

Operating activities provided $71.4 million in cash for the year ended December 31, 2017, an increase of $430.8 million from the prior year. This increase was driven by a decrease of $228.6 million in the net loss from 2016 to 2017 as well as lower payments for integration-related activities.

The Company used $359.4 million in cash from operating activities for the year ended December 31, 2016, an increase of $315.8 million from the prior year. This increase was driven by higher cash expenditures associated with integration related activities as a result of the C&W Group merger.

Investing Activities

The Company used $226.7 million in cash in investing activities for the year ended December 31, 2017, an increase of $88.4 million from the prior year. The increase was driven by increased capital expenditures primarily related to the continued integration of C&W Group.

The Company used $138.3 million in investing activities for the year ended December 31, 2016, a decrease of $1.8 billion from the prior year. This decrease was primarily driven by the lower acquisition activity of $1.8 billion in 2016 that was a result of the C&W Group merger in 2015.

Financing Activities

Financing activities provided $167.7 million in cash for the year ended December 31, 2017, a decrease of $188.8 million from the prior year. This decrease was driven by lower net borrowings of $157.9 million and lower proceeds from the issuance of shares of $16.4 million in 2017.

Financing activities provided net cash of $356.5 million for the year ended December 31, 2016, a $2.0 billion decrease from the prior year. This decrease was driven by lower net borrowings of $1.1 billion in 2016 and lower Sponsor contributions of $940.0 million. The Company funded the C&W Group acquisition in 2015 with additional financing of over $1.3 billion as well as additional Sponsor contributions, whereas the Company only had a single incremental debt borrowing of $350 million in 2016.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Summary of Contractual Obligations

The following is a summary of our various contractual obligations and other commitments as of December 31, 2017 (in millions):

	Payments by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations	$2,876.9	$45.4	$49.0	$2,782.5	$—
Capital lease obligations	15.3	8.2	6.5	0.6	—
Operating lease obligations	844.0	146.5	249.3	230.5	217.7
Defined benefit pension obligations	79.7	6.8	14.5	14.9	43.5

Total Contractual Obligations	$3,815.9	$206.9	$319.3	$3,028.5	$261.2

Debt obligations – Represents the gross outstanding long-term debt balance payable at maturity, excluding unamortized discount and issuance costs. While the precise value of annual interest payments cannot be determined because the majority of our debt is at variable interest rates, using current rates expected annual interest payments would be approximately $150 million until our First Lien facility matures in 2021 and approximately $40 million in 2022, the year of maturity for our Second Lien facility. See Note 10 of the Notes to Consolidated Financial Statements for further discussion.

Lease obligations – Our lease obligations primarily consist of operating and capital leases of office space in various buildings for our own use. The total minimum rents expected to be received and recorded as sublease income in the future for operating subleases as of December 31, 2017 was $67.6 million. See Note 15 of the Notes to Consolidated Financial Statements for further discussion.

Defined benefit plan obligations – Represents estimates of the expected benefits to be paid out by our defined benefit plans. These obligations will be funded from the assets held by these plans. If the assets these plans hold are not sufficient to fund these payments, we will fund the remaining obligations. We have historically funded pension costs as actuarially determined and as applicable laws and regulations require. We expect to contribute to our defined benefit pension plans in 2018; see Note 11 of the Notes to Consolidated Financial Statements for further discussion.

Other contractual obligations recorded on the balance sheet include deferred consideration of $53.5 million, contingent consideration of $51.3 million and the Cassidy Turley deferred purchase obligation of $105.6 million as of December 31, 2017. These items are not included in the table above, as timing and amount of payments cannot be determined due to their nature as estimates or outcomes having connection to future events.

As of December 31, 2017, our current and non-current tax liabilities, including interest and penalties, totaled $55.1 million. Of this amount, we can reasonably estimate that $17.6 million will require cash settlement in less than one year. We are unable to reasonably estimate the timing of the effective settlement of tax positions for the remaining $37.5 million. In addition, we recognized an estimated tax liability of $4.9 million related to the transition tax on mandatory deemed repatriation due to the Tax Act, net of $6.6 million of foreign income tax credit carryforwards used to reduce the liability. The estimated state tax liability and a portion of the estimated federal tax liability totaling $0.4 million is payable in less than one year. The remainder of the federal tax liability of $4.5 million is payable over the following seven years.

Off-Balance Sheet Arrangements

The Company’s guarantees primarily relate to requirements under certain client service contracts and have arisen through the normal course of business. Our current expectation is that future payment or performance

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

related to non-performance under these guarantees is considered remote. See Note 15 of the Notes to Consolidated Financial Statements for further information.

The Company is party to an A/R Securitization arrangement whereby it continuously sells trade receivables to an unaffiliated financial institution, which has an investment limit of $100.0 million, $85.0 million of which the Company received in cash upon the initial sale of trade receivables. Receivables are derecognized from our balance sheet upon sale, for which we receive cash payment and record a deferred purchase price receivable. The A/R Securitization terminates on March 6, 2020, unless extended or an earlier termination event occurs. See Note 18 of the Notes to Consolidated Financial Statements for further information.

Indebtedness

We have incurred debt to finance the acquisitions of DTZ, Cassidy Turley and C&W Group. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness.

Long-Term Debt

First Lien Loan

On November 4, 2014, certain of our subsidiaries, DTZ U.S. Borrower, LLC (the “U.S. Borrower”) and DTZ Aus Holdco Pty Limited (the “Australian Borrower” and together with the U.S. Borrower, the “Borrowers”) and DTZ UK Guarantor Limited, as guarantor (the “UK Guarantor”), entered into a $950.0 million first lien credit agreement (the “First Lien Credit Agreement” or “First Lien”), comprised of a $750.0 million term loan (as increased from time to time, the “First Lien Loan”) and a $200.0 million revolving facility (as increased from time to time, the “Revolver”). Total proceeds of $713.5 million (net of $11.3 million stated discount and $25.2 million in debt issuance costs) were received.

The First Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 2.25% or the Eurodollar Rate plus 3.25%. The Base Rate is defined as the highest of the (1) Federal Funds Rate plus 0.50%, (2) Prime Rate (as defined in the First Lien Credit Agreement) or (3) Eurodollar Rate of one month plus 1.00%. The Eurodollar Rate is defined as adjusted LIBOR subject to a floor, in the case of the First Lien Loan, of 1.00%. The First Lien Loan matures on November 4, 2021. The weighted average effective interest rate for the First Lien Loan was 4.79%, 4.79% and 4.77% as of December 31, 2017, 2016 and 2015, respectively.

The First Lien Credit Agreement requires quarterly principal payments equal to approximately $6.8 million. The Borrowers are also required to make mandatory prepayments on the outstanding First Lien Loan in an aggregate principal amount equal to:

●	50% of excess cash flow, as defined in the First Lien Credit Agreement, as amended, less any principal prepayments of First Lien Loan and Revolver borrowings (to the extent accompanied by a corresponding termination of commitments) made for the year then ended and less any prepayment made pursuant to the Second Lien Credit Agreement (as described below), subject to certain other exceptions and deductions. The percentage is reduced to 25% of excess cash flow if the First Lien Net Leverage Ratio, as defined in the First Lien Credit Agreement, is less than or equal to 3.75 to 1.00, but greater than 3.25 to 1.00, and it is reduced to 0% if the First Lien Net Leverage Ratio is less than or equal to 3.25 to 1.00.
●	100% of the net cash proceeds, subject to certain exceptions and reinvestment rights, from certain asset sales or insurance recoveries.
●	100% of the net cash proceeds from debt issuances, other than debt permitted under the Credit Agreements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The First Lien Credit Agreement contains a springing financial covenant, tested on the last day of each fiscal quarter if there are outstanding loans under the Revolver and outstanding letters of credit (subject to certain exceptions) in an aggregate principal amount exceeding the then-applicable percentage threshold (which varies depending on the outstanding aggregate principal amount of undrawn letters of credit) multiplied by the aggregate Revolver commitments. If the financial covenant is triggered, the UK Guarantor may not permit the First Lien Net Leverage Ratio to exceed 5.80 to 1.00. This financial covenant has not been triggered in any period since we entered into our First Lien Credit Agreement in 2014.

On September 1, 2015, the First Lien Credit Agreement was amended (the “Amended First Lien Credit Agreement”). Under the Amended First Lien Credit Agreement, the Borrowers refinanced the outstanding principal of $746.3 million under the First Lien Loan, borrowed an additional approximately $1.1 billion under the First Lien Credit Agreement, and increased the available borrowing capacity under the Revolver by $175.0 million. The Amended First Lien Credit Agreement reduced the applicable margin on the Base Rate and Eurodollar Rate to 2.25% and 3.25%, respectively. Subsequent to the refinancing, the U.S. Borrower elected to use the Eurodollar Rate, resulting in a 4.25% stated interest rate.

On December 22, 2015, the Borrowers obtained incremental term commitments in an aggregate amount of $75.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 3”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments associated with First Lien Amendment No. 3 were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $72.1 million (net of $1.5 million stated discount and $1.4 million in debt issuance costs) were received.

On June 14, 2016, the Borrowers obtained incremental term commitments in an aggregate amount of $350.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 5”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments associated with First Lien Amendment No. 5 were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $342.1 million (net of $2.6 million stated discount and $5.3 million in debt issuance costs) were received.

On November 14, 2016, the Borrowers obtained incremental term commitments in an aggregate amount of $215.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 6”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $210.5 million (net of $1.1 million stated discount and $3.4 million in debt issuance costs) were received. Unamortized issuance costs allocated to lenders that participated in First Lien Amendment No. 6 of $10.2 million continue to be deferred as a reduction of the new loan balance and amortized under the corresponding term of the Amended First Lien Credit Agreement.

Proceeds from the November 14, 2016 incremental term commitments were used to prepay, on a pro rata basis, the $210.0 million Second Lien Loan and a portion of the $25.0 million Second Lien incremental term loan. Refer to the discussion below for the Company’s evaluation and determination of the new debt instrument and the associated accounting for unamortized Second Lien Loan and incremental term commitment issuance costs.

On March 15, 2018, the Borrowers obtained incremental term commitments in an aggregate amount of $250.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 10”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $244.8 million (net of $3.4 million of debt issuance costs and $1.8 million of original issue discount) were received. The Borrowers also increased the capacity of the Revolver to approximately $486.0 million.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The First Lien Credit Agreement has been amended several times since establishment of the loan which has resulted in additional borrowings of $2.0 billion. The balance of the First Lien Loan, net of deferred financing fees at December 31, 2017 was $2.3 billion.

Second Lien Loan

On November 4, 2014, the Borrowers and the UK Guarantor entered into a $210.0 million second lien credit agreement (the “Second Lien Credit Agreement,” and together with the First Lien Credit Agreement, the “Credit Agreements”), comprised of a $210.0 million term loan (the “Second Lien Loan”). Total proceeds of $197.4 million (net of $4.2 million stated discount and $8.4 million in debt issuance costs) were received.

$450.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 6.75% or the Eurodollar Rate plus 7.75% and $20.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 7.25% or the Eurodollar Rate plus 8.25%. The Base Rate is defined as the highest of the (1) Federal Funds Rate plus 0.50%,(2) Prime Rate (as defined in the Second Lien Credit Agreement) or (3) Eurodollar Rate of one month plus 1.00%. The Eurodollar Rate is defined as adjusted LIBOR subject to a floor of 1.00%. The weighted average effective interest rate for the Second Lien Loan was 8.87%, 9.30% and 9.26% as of December 31, 2017, 2016 and 2015, respectively.

The Second Lien Loan matures on November 4, 2022 and is payable on maturity. The mandatory prepayment requirements for the Second Lien Loan are substantially the same as for the First Lien Loan.

On December 22, 2015, the Company obtained incremental term commitments in an aggregate amount of $25.0 million under the Second Lien Credit Agreement, as amended (“Second Lien Amendment No. 3”). Terms of the Second Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same terms and conditions as the Second Lien Credit Agreement. Total proceeds of $24.0 million (net of $0.5 million stated discount and $0.5 million in debt issuance costs) were received.

On November 14, 2016, the First Lien Credit Agreement was amended, as described above. The Borrowers obtained incremental term commitments in an aggregate amount of $215.0 million under First Lien Amendment No. 6 to refinance and prepay, on a pro rata basis, the outstanding principal of $210.0 million under the Second Lien Loan and the $25.0 million incremental term loans under the Second Lien Credit Agreement, using the new cash proceeds.

Prior to the refinancing, the balance of unamortized issuance costs related to the Second Lien Loan and the $25.0 million incremental term commitments was $11.2 million. Unamortized issuance costs of $1.0 million allocated to lenders that continue to participate in the remaining $20.0 million outstanding balance of the Second Lien term loans continue to be deferred as a reduction of that loan balance and amortized under the corresponding term of the Second Lien Credit Agreement.

On May 19, 2017, the U.S. Borrower obtained incremental term commitments in an aggregate amount of $200.0 million under the Second Lien Credit Agreement, as amended. Terms of the Second Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same terms and conditions as the Second Lien Credit Agreement. Total proceeds of $195.3 million (net of $4.0 million stated discount and $0.7 million in debt issuance costs) were received.

The Second Lien Credit Agreement has been amended several times since establishment of the loan which has resulted in additional borrowings of $475.0 million and repayments of $210.0 million. The balance of the Second Lien Loan, net of deferred financing fees at December 31, 2017 was $460.0 million.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

For additional information on our long-term debt, see Note 10: Long-term Debt and Other Borrowings of the Notes to Consolidated Financial Statements.

Short-Term Borrowings

Revolver

The Revolver was established on November 4, 2014 pursuant to the terms included in the First Lien Credit Agreement, as amended, and has an aggregated maximum borrowing limit of $375.0 million. The applicable margins for the Revolver are determined by the First Lien Net Leverage Ratio and range from 3.00% to 3.50% for Base Rate borrowings and 4.00% to 4.50% for Eurodollar Rate borrowings (subject to a 0% LIBOR floor). The Revolver also includes an option to borrow funds under the terms of a swing line loan facility, subject to a sublimit of $10.0 million.

On September 15, 2017, the First Lien Credit Agreement was amended (First Lien Amendment No. 8 and First Lien Amendment No. 9). Under the amended agreement, the Borrowers extended certain commitments of approximately $296.2 million on the Revolver until the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans. As of December 31, 2017 and 2016, the Borrowers had no outstanding funds drawn under the Revolver, which matures partially on (i) November 4, 2019 and (ii) the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans. In March 2018, the Borrowers increased the borrowing capacity of the revolver to approximately $486.0 million.

The First Lien Amendment No. 10 on March 15, 2018 provided for an increase to the Revolver commitments in the aggregate amount of approximately $111.0 million.

In addition, a second amendment as of March 15, 2018 amended the financial covenant under the Revolver.

The Revolver also includes capacity for letters of credit equal to the lesser of (a) $220.0 million and (b) any remaining amount not drawn down on the Revolver’s primary capacity. As of December 31, 2017 and 2016, the Borrowers had issued letters of credit with an aggregate face value of $65.5 million and $66.5 million, respectively. These letters of credit were issued in the normal course of business.

The Revolver is also subject to a commitment fee. The commitment fee varies based on the UK Guarantor’s First Lien Net Leverage Ratio. The Borrowers were charged $1.4 million and $1.1 million for commitment fees during the years ended December 31, 2017 and 2016, respectively.

For additional information on our short-term borrowings, see Note 10: Long-term Debt and Other Borrowings of the Notes to Consolidated Financial Statements.

Derivatives

We are exposed to certain risks arising from both business operations and economic conditions, including interest rate risk and foreign currency risk. We manage interest rate risk primarily by managing the amount, sources and duration of debt funding and by using derivative financial instruments. Derivative financial instruments are used to manage differences in the amount, timing and duration of known or expected cash payments principally related to borrowings under the Credit Agreements as well as certain foreign currency exposures.

See Note 9: Derivative Financial Instruments and Hedging Activities of the Notes to Consolidated Financial Statements as well as “Quantitative and Qualitative Disclosures About Market Risk” for additional information about risks managed through derivative activities.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Quantitative and Qualitative Disclosures About Market Risk

Market and Other Risk Factors

Market Risk

The principal market risks we are exposed to are:

i.	Interest rates on debt obligations; and
ii.	Foreign exchange risk.

We manage these risks primarily by managing the amount, sources and duration of our debt funding and by using various derivative financial instruments such as interest rate hedges or foreign currency contracts. We enter into derivative instruments with trusted counterparties and diversify across counterparties to reduce credit risk. These derivative instruments are strictly used for risk management purposes and, accordingly, are not used for trading or speculative purposes.

Interest Rates

We are exposed to interest rate volatility with regard to our existing debt issuances. Our interest rate exposure relates to our First Lien Loan, Second Lien Loan and Revolver. We manage this interest rate risk by entering into interest rate swap and cap agreements to attempt to hedge the variability of future interest payments driven by fluctuations in interest rates.

Our $2.4 billion First Lien Loan due in November 2021 bears interest at an annual rate of LIBOR +3.25%.

$450.0 million of our Second Lien Loan due in November 2022 bears interest at an annual rate of LIBOR +7.75%. $20.0 million of our Second Lien Loan due in November 2022 bears interest at an annual rate of LIBOR +8.25%.

We continually assess interest rate sensitivity to estimate the impact of rising short-term interest rates on our variable rate debt. Our interest rate risk management strategy is focused on limiting the impact of interest rate changes on earnings and cash flows to lower our overall borrowing cost. Historically, we have maintained the majority of our overall interest rate exposure on a fixed-rate basis. In order to achieve this, we have entered into derivative financial instruments such as interest rate swap and cap agreements when appropriate and will continue to do so as appropriate. See Note 9: Derivative Financial Instruments and Hedging Activities of the Notes to Consolidated Financial Statements for additional information about interest rate risks managed through derivative activities and notional amounts of underlying hedged items.

Foreign Exchange

Our foreign operations expose us to fluctuations in foreign exchange rates. These fluctuations may impact the value of our cash receipts and payments in terms of USD, our reporting currency. Refer to the discussion of international operations, included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further detail.

Our foreign exchange risk management strategy is achieved by establishing local operations in the markets that we serve, invoicing customers in the same currency that costs are incurred and the use of derivative financial instruments such as foreign currency forwards. Translating expenses incurred in foreign currencies into USD offsets the impact of translating revenue earned in foreign currencies into USD. We enter into forward foreign

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

currency exchange contracts to manage currency risks associated with intercompany transactions and cash management. See Note 9: Derivative Financial Instruments and Hedging Activities of the Notes to Consolidated Financial Statements for additional information about foreign currency risks managed through derivative activities and notional amounts of underlying hedged items.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

BUSINESS

Our Business

We are a top three global commercial real estate services firm with an iconic brand and approximately 48,000 employees led by an experienced executive team. We operate from approximately 400 offices in 70 countries, managing approximately 3.5 billion square feet of commercial real estate space on behalf of institutional, corporate and private clients. We serve the world’s real estate owners and occupiers, delivering a broad suite of services through our integrated and scalable platform. Our business is focused on meeting the increasing demands of our clients across multiple service lines including property, facilities and project management, leasing, capital markets, advisory and other services. In 2017 and 2016, we generated revenues of $6.9 billion and $6.2 billion, and fee revenues of $5.3 billion and $4.8 billion.

Since 2014, we have built our company organically and through the combination of DTZ, Cassidy Turley and Cushman & Wakefield, giving us the scale and worldwide footprint to effectively serve our clients’ multinational businesses. The result is a global real estate services firm with the iconic Cushman & Wakefield brand, steeped in over 100 years of leadership. We were recently named #2 in our industry’s top brand study, the Lipsey Company’s Top 25 Commercial Real Estate Brands.

The past four years have been a period of rapid growth and transformation for our company, and our experienced management team has demonstrated its expertise at integrating companies, driving operating efficiencies, realizing cost savings, attracting and retaining talent and improving financial performance. Pro forma for full periods of DTZ, Cassidy Turley and Cushman & Wakefield ownership, we recorded a net loss of $56 million in 2014 and a net loss of $221 million in 2017. During this period, we grew Adjusted EBITDA from $351 million to $529 million while improving Adjusted EBITDA margins from 7% to 10%.

Today, Cushman & Wakefield is one of the top three real estate services providers as measured by revenue and workforce. We have made significant investments in technology and workflow to improve our productivity, enable our scalable platform and drive better outcomes for our clients. We are well positioned to continue our growth through: (i) meeting the growing outsourcing and service needs of our target customer base, (ii) leveraging our strong competitive position to increase our market share and (iii) participating in further consolidation of our industry. Our proven track record of strong operational and financial performance leaves us well-positioned to capitalize on the attractive and growing commercial real estate services industry.

Industry Overview and Market Trends

We operate in an industry where the increasing complexity of our clients’ real estate operations drives strong demand for high quality services providers. We are one of the top commercial real estate services firms, and beyond us and our two direct global competitors, the sector is fragmented among regional, local and boutique providers. Industry sources estimate that the five largest global firms combined account for less than 20% of the worldwide commercial real estate services industry by revenue. According to industry research, the global commercial real estate industry is expected to grow at approximately 5% per year to more than $4 trillion in 2022, outpacing expected global gross domestic product (“GDP”) growth. The market for global integrated facilities management is expected to grow at approximately 6% per year from 2016 to 2025. Top global services providers, including Cushman & Wakefield, are positioned to grow fee revenue faster than GDP as the industry continues to consolidate and evolve, secular outsourcing trends continue and top firms increase their share of the market.

During the next few years, key drivers of revenue growth for the largest commercial real estate services providers will include:

Continued Growth in Occupier Demand for Real Estate Services. Occupiers are focusing on their core competencies and choosing to outsource commercial real estate services. Multiple market trends like

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

globalization and changes in workplace strategy are driving occupiers to seek third-party real estate services providers as an effective means to reduce costs, improve their operating efficiency and maximize productivity. Large corporations generally only outsource to global firms with fully developed platforms that can provide all the commercial real estate services needed. Today, only three firms, including Cushman & Wakefield, meet those requirements.

Institutional Investors Owning a Greater Proportion of Global Real Estate. Institutional owners, such as real estate investment trusts (known as REITs), pension funds, sovereign wealth funds and other financial entities, are acquiring more real estate assets and financing them in the capital markets. Industry sources estimate that there was $249 billion of global private equity institutional capital raised and available for investing in commercial real estate as of December 31, 2017, which represents an 83% increase over the last five years.

This increase in institutional ownership creates more demand for services providers in three ways:

o	Increased demand for property management services – Institutional owners self-perform property management services at a lower rate than private owners, outsourcing more to services providers.
o	Increased demand for transaction services – Institutional owners transact real estate at a higher rate than private owners.
o	Increased demand for advisory services – Because of a higher transaction rate, there is an opportunity for services providers to grow the number of ongoing advisory engagements.

Owners and Occupiers Continue to Consolidate Their Real Estate Services Providers. Owners and occupiers are consolidating their services provider relationships on a regional, national and global basis to obtain more consistent execution across markets, to achieve economies of scale and enhanced purchasing power and to benefit from streamlined management oversight of “single point of contact” service delivery.

Global Services Providers Create Value in a Fragmented Industry. The global services providers with larger operating platforms can take advantage of economies of scale. Those few firms with scalable operating platforms are best positioned to drive profitability as consolidators in the highly fragmented commercial real estate services industry. Cushman & Wakefield’s platform is difficult to replicate with our approximately 48,000 employees operating from approximately 400 offices in 70 countries leveraging our iconic brand, significant scale and a comprehensive technology strategy.

Increasing Business Complexity Creates Opportunities for Technological Innovation. Organizations have become increasingly complex, and are relying more heavily on technology and data to manage their operations. Large global commercial real estate services providers with leading technological capabilities are best positioned to capitalize on this technological trend by better serving their clients’ complex real estate services needs and gaining market share from smaller operators. In addition, integrated technology platforms can lead to margin improvements for the larger global providers with scale.

Our Principal Services and Regions of Operation

We have organized our business, and report our operating results, through three geographically organized segments: the Americas, Asia Pacific and Europe, Middle East and Africa, or EMEA, representing 68%, 18% and 15% of our 2017 fee revenue, respectively. Within those segments, we organize our services into the following service lines: property, facilities and project management; leasing; capital markets; and advisory and other, representing 47%, 31%, 14% and 8% of our 2017 fee revenue, respectively.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Our Geographical Segments

We have a global presence – approximately 400 offices in 70 countries across six continents – providing a broad base of services across geographies. We hold a leading position in all of our key markets, globally. This global footprint, complemented with a full suite of service offerings, positions us as one of a small number of providers able to respond to complex global mandates from large multinational occupiers and owners.

By revenue, our largest country was the United States, representing 62%, 62% and 57% of revenue in the years ending December 31, 2017, 2016 and 2015, respectively, followed by Australia, representing 10%, 10% and 14% of revenue in the years ending December 31, 2017, 2016 and 2015, respectively.

Our Service Lines

Property, Facilities and Project Management. Our largest service line includes property management, facilities management, facilities services and project and development services. Revenues in this service line are recurring in nature, many through multi-year contracts with high switching costs.

For occupiers, services we offer include integrated facilities management, project and development services, portfolio administration, transaction management and strategic consulting. These services are offered individually, or through our global occupier services offering, which provides a comprehensive range of bundled services resulting in consistent quality service and cost savings.

For owners, we offer a variety of property management services, which include client accounting, engineering and operations, lease compliance administration, project and development services and sustainability services.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

In addition, we offer self-performed facilities services globally to both owners and occupiers, which include janitorial, maintenance, critical environment management, landscaping and office services.

Fees in this service line are primarily earned on a fixed basis or as a margin applied to the underlying costs. As such, this service line has a large component of revenue that consists of us contracting with third-party providers (engineers, landscapers, etc.) and then passing these expenses on to our clients.

Leasing. Our second largest service line, leasing consists of two primary sub-services: owner representation and tenant representation. In owner representation leasing, we typically contract with a building owner on a multi-year agreement to lease their available space. In tenant representation leasing, we are typically engaged by a tenant to identify and negotiate a lease for them in the form of a renewal, expansion or relocation. We have a high degree of visibility in leasing services fees due to contractual renewal dates, leading to renewal, expansion or new lease revenue. In addition, leasing fees are cycle resilient with tenants needing to renew or lease space to operate in all economic conditions.

Leasing fees are typically earned after a lease is signed and are calculated as a percentage of the total value of payments over the life of the lease.

Capital Markets. We represent both buyers and sellers in real estate purchase and sales transactions and also arrange financing supporting purchases. Our services include investment sales and equity, debt and structured financing. Fees generated are tied to transaction volume and velocity in the commercial real estate market.

Our capital markets fees are transactional in nature and generally earned at the close of a transaction.

Advisory and other. We provide valuations and advice on real estate debt and equity decisions to clients through the following services: appraisal management, investment management, valuation advisory, portfolio advisory, diligence advisory, dispute analysis and litigation support, financial reporting and property and /or portfolio valuation. Fees are earned on both a contractual and transactional basis.

Our Competitive Strengths

We possess several competitive strengths that position us to capitalize on the growth and globalization trends in the commercial real estate services industry. Our strengths include the following:

Global Size and Scale. Our multinational clients partner with real estate services providers with the scale necessary to meet their needs across multiple geographies and service lines. Often, this scale is a pre-requisite to compete for complex global service mandates, which drives the growing need to enable people and technology platforms. We are one of three global real estate services providers able to deliver such services on a global basis. Our approximately 48,000 employees offer our clients services through our network of approximately 400 offices across 70 countries. This scale provides operational leverage, translating revenue growth into increased profitability.

Breadth of Our Service Offerings. We offer our clients a fully integrated commercial real estate services experience across property, facilities and project management, leasing, capital markets, and advisory and other services. These services can be bundled into regional, national and global contracts and/or delivered locally for individual assignments to meet the needs of a wide range of client types. Regardless of a client’s assignment, we view each interaction with our clients as an opportunity to deliver an exceptional experience by delivering our full platform of services, while deepening and strengthening our relationships.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Comprehensive Technology Strategy. Our technology strategy focuses on (i) delivering high-value client outcomes, (ii) increasing employee productivity and connectedness and (iii) driving business change through innovation. We have invested significantly in our technology platform over the last several years. This has improved service delivery and client outcomes. We have deployed enterprise-wide financial, human capital and client relationship management systems, such as Workday and Salesforce, to increase global connectivity and productivity in our operations. We focus on innovating solutions that improve the owner or occupier experience. As we continue to drive innovation for our clients, we have created strategic opportunities and partnerships with leading technology organizations, start-ups and property technology firms (like Metaprop NYC) focused on the built environment.

Our Iconic Brand. The history of our franchise and brand is one of the oldest and most respected in the industry. Our founding predecessor firm, DTZ, traces its history back to 1784 with the founding of Chessire Gibson in the U.K. Our brand, Cushman & Wakefield, was founded in 1917 in New York. Today, this pedigree, heritage and continuity of brand continues to be recognized by our clients, employees and the industry. Recently, Cushman & Wakefield was recognized in the Top 2 by a leading industry ranking of the Top 25 Commercial Real Estate Brands. In addition, according to leading industry publications, we have held the number one positions in top real estate sectors like U.S. industrial brokerage, U.S. retail brokerage and U.K. office and retail brokerage, and have been consistently ranked among the International Association of Outsourcing Professionals’, or IAOP, top 100 outsourcing professional service firms.

Significant Recurring Revenue Provides Durable Platform. 47% of our fee revenue in 2017 was from our property, facilities and project management service line, which is recurring and contractual in nature. An additional 39% of our fee revenue in 2017 came from highly visible services, which is revenue from our leasing and advisory and other service lines. These revenues have proven to be resilient to changing economic conditions and provide stability to our cash flows and underlying business.

Top Talent in the Industry. For years, our people have earned a strong reputation for executing some of the most iconic and complex real estate assignments in the world. Because of this legacy of excellence, our leading platform and our brand strength, we attract and retain some of the top talent in the industry. We provide our employees with training growth opportunities to support their ongoing success. In addition, we have a strong focus on management development to drive strong operational performance and continuing innovation. The investment into our talent helps to foster a strong organizational culture, leading to employee satisfaction. This was confirmed recently when a global employee survey, which was benchmarked against other top organizations, showed our employees have a strong sense of pride in Cushman & Wakefield and commitment to our firm.

Industry-Leading Capabilities in Acquisitions and Integration. We have a proven track record of executing and integrating large acquisitions with the combination of DTZ, Cassidy Turley and Cushman & Wakefield. This track record is evident through the realization of synergies that have contributed to our Adjusted EBITDA margin expanding from 7% to 10% from 2014 (pro forma) to 2017. In addition to completing our transformative combinations, we have also successfully completed 12 infill mergers and acquisitions (“M&A”) transactions across geographies and service lines. The geographic coverage, specialized capabilities and client relationships added through these infill acquisitions have been accretive to our existing platform as we continue to grow our business. In addition, over the past 20 years, our senior management team has completed more than 100 successful acquisitions, including almost all the transformative deals of scale in our industry over that period of time. This acquisition capability along with our scalable global platform creates opportunities for us to continue to grow value through infill M&A.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Capital-Light Business Model. We operate in a low capital intensity business resulting in relative significant free cash flow generation. We expect that capital expenditures will average between 1.0%-1.5% of fee revenue in the near to medium term. We expect to reinvest this free cash flow into our services platform as well as infill M&A to continue to drive growth.

Best-In-Class Executive Leadership and Sponsorship. Our executive management team possesses a diverse set of backgrounds across complementary expertise and disciplines. Our Executive Chairman and CEO, Brett White, has more than 32 years of commercial real estate experience successfully leading the largest companies in our sector. John Forrester, our President, was previously the CEO of DTZ where he began his career in 1988. Our CFO, Duncan Palmer, has held senior financial positions in global organizations across various industries over his career, including serving as CFO of Owens Corning and RELX Group.

Our Principal Shareholders have supported our growth initiatives and have a proven track record of investing and growing industry-leading businesses like ours. TPG manages approximately $83 billion of assets, as of December 31, 2017, with investment platforms across a wide range of asset classes, including private equity, growth equity, real estate, credit, public equity and impact investing. PAG Asia Capital is the private equity arm of PAG, one of the largest Asia-focused alternative investment managers with over $20 billion in capital under management and 350 employees globally, as of December 31, 2017. OTPP is the largest single-profession pension plan in Canada with CAD$189.5 billion of assets under management, as of December 31, 2017. This group of Principal Shareholders brings with them years of institutional investing and stewardship with deep knowledge and experience sponsoring public companies.

Our Growth Strategy

We have built an integrated, global services platform that delivers the best outcomes for clients locally, regionally and globally. Our primary business objective is growing revenue and profitability by leveraging this platform to provide our clients with excellent service. We expect to utilize the following strategies to achieve these business objectives:

Recruit, Hire and Retain Top Talent. We attract and retain high quality employees. These employees produce superior client results and position us to win additional business across our platform. Our real estate professionals come from a diverse set of backgrounds, cultures and expertise that creates a culture of collaboration and a tradition of excellence. We believe our people are the key to our business and we have instilled an atmosphere of collective success.

Expand Margins Through Operational Excellence. Our management team has grown our Adjusted EBITDA margins from 7% to 10% from 2014 (pro forma) to 2017 through organic operational improvements, the successful realization of synergies from previous acquisitions and through developing economies of scale. We expect to continue to grow margin and view it as a primary measure of management productivity.

Leverage Breadth of Services to Provide Superior Client Outcomes. Our current scale and position creates a significant opportunity for growth by delivering more services to existing clients across multiple service lines. Following the DTZ, Cassidy Turley and Cushman & Wakefield mergers, many of our clients realized more value by bundling multiple services, giving them instant access to global scale and better solutions through multidisciplinary service teams. As we continue to add depth and scale to our growing platform, we create more opportunities to do more for our clients, leading to increased organic growth.

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Continue to Deploy Capital Around Our Infill M&A Strategy. We have an ongoing pipeline of potential acquisitions to improve our offerings to clients across geographies and service lines. We are highly focused on the successful execution of our acquisition strategy and have been successful at targeting, acquiring and integrating real estate services providers to broaden our geographic and specialized service capabilities. The opportunities offered by infill acquisitions are additive to our platform as we continue to grow our business. We expect to be able to continue to find, acquire and integrate acquisitions to drive growth and improve profitability, in part by leveraging our scalable platform and technology investments. Infill opportunities occur across all geographies and service lines but over time we expect these acquisitions to increase our recurring and highly visible revenues as a percentage of our total fee revenue.

Deploy Technology to Improve Client Experience. Through the integration of DTZ, Cassidy Turley and Cushman & Wakefield, we invested heavily in technology platforms, workflow processes and systems to improve client engagement and outcomes across our service offerings. The recent timeframe of these investments has allowed us to adopt best-in-class systems that work together to benefit our clients and our business. These systems are scalable to efficiently onboard new businesses and employees without the need for significant additional capital investment in new systems. In addition, our investments in technology have helped us attract and retain key employees, enable productivity improvements that contribute to margin expansion and strongly positioned us to expand the number and types of service offerings we deliver to our key global customers. We have made significant investments to streamline and integrate these systems, which are now part of a fully integrated platform supported by an efficient back-office.

Competition

We compete across a variety of geographies, markets and service lines within the commercial real estate services industry. Each of the service lines in which we operate is highly competitive on a global, national, regional and local level. While we are among the three largest commercial real estate services firms as measured by fee revenue and workforce, our relative competitive position varies significantly across service lines and across the geographic regions that we serve. Depending on the product or service, we face competition from other commercial real estate services providers, institutional lenders, in-house corporate real estate departments, investment banking firms, investment managers, accounting firms and consulting firms, some of which may have greater financial resources than we do. Although many of our competitors across our larger service lines are smaller local or regional firms, they may have a stronger presence in their core markets. We are also subject to competition from other large national and multinational firms that have similar service competencies and geographic footprint to ours, including CBRE Group, Inc. and Jones Lang LaSalle Incorporated.

Our Owner and Occupier Clients

Our clients include a full range of real estate owners and occupiers; including tenants, investors and multi-national corporations in numerous markets, including office, retail, industrial, multifamily, student housing, hotels, data center, healthcare, self-storage, land, condominium conversions, subdivisions and special use. Our clients vary greatly in size and complexity, and include for-profit and non-profit entities, governmental entities and public and private companies.

Seasonality

The market for some of our products and services is seasonal, especially in the leasing and capital markets service lines. There is a general focus in our industry on completing transactions by calendar year-end, with a significant concentration in the last quarter of the calendar year. Historically, our fee revenue and operating profit tend to be lowest in the first quarter, and highest in the fourth quarter of each year. The seasonality of fee revenue flows through to our net income and cash flow from operations.

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Employees

As of December 31, 2017, we had approximately 48,000 employees worldwide. Our employees include management, brokers and other sales staff, administrative specialists, maintenance, landscaping, janitorial and office staff and others.

Across our property, facilities and project management, leasing, capital markets, and advisory and other service lines, our employees are compensated in different manners in line with the common practice in their professional field and geographic region. Many of our real estate professionals in the Americas and in certain international markets work on a commission basis, particularly our leasing and capital markets professionals in the United States. This commission is tied to the value of these professionals’ individual or team-based transactions and is subject to fluctuation. Many of our similar real estate professionals in EMEA and Asia Pacific work on a salary basis, with an additional performance bonus based on a share of the profits of their business unit or team. Even within our geographic segments, our service lines utilize a varied mix of professional and non-salaried employees.

As of December 31, 2017, approximately 14% of our employees were subject to collective bargaining agreements, the substantial majority of whom are employees in facilities services, including janitorial, security and mechanical maintenance services.

Intellectual Property

We hold various trademarks and trade names worldwide, which include the “Cushman & Wakefield,” “DTZ” and “ ” names. Although we believe our intellectual property plays a role in maintaining our competitive position in a number of the markets that we serve, we do not believe we would be materially adversely affected by expiration or termination of our trademarks or trade names or the loss of any of our other intellectual property rights other than the “Cushman & Wakefield” and “ ” names. We primarily operate under the “Cushman & Wakefield” name and have generally adopted a strategy of having our acquisitions transition to the “Cushman & Wakefield” name. We own numerous domain names and have registered numerous trademarks and/or service marks globally. With respect to the Cushman & Wakefield name, we have processed and continuously maintain trademark registration for this trade name in most jurisdictions where we conduct business. We obtained our most recent U.S. trademark registrations for the Cushman & Wakefield name and logo in 2017, and these registrations would expire in 2027 if we failed to renew them.

Regulation

The brokerage of real estate sales and leasing transactions, property and facilities management, conducting real estate valuation and securing debt for clients, among other service lines, require that we comply with regulations affecting the real estate industry and maintain licenses in the various jurisdictions in which we operate. Like other market participants that operate in numerous jurisdictions and in various service lines, we must comply with numerous regulatory regimes.

A number of our services, including the services provided by certain of our indirect wholly-owned subsidiaries in the U.S., U.K., France and Japan, are subject to regulation by the SEC, FINRA, the U.K. Financial Conduct Authority, the Autorité des Marchés Financiers (France), the Financial Services Agency (Japan), the Ministry of Land, Infrastructure, Transport and Tourism (Japan) or other self-regulatory organizations and foreign and state regulators, and compliance failures or regulatory action could adversely affect our business. We could be required to pay fines, return commissions, have a license suspended or revoked or be subject to other adverse action if we conduct regulated activities without a license or violate applicable rules and regulations. Licensing requirements could also impact our ability to engage in certain types of transactions, change the way in

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which we conduct business or affect the cost of conducting business. We and our licensed associates may be subject to various obligations and we could become subject to claims by regulators and/or participants in real estate sales or other services claiming that we did not fulfill our obligations. This could include claims with respect to alleged conflicts of interest where we act, or are perceived to be acting, for two or more clients. While management has overseen highly regulated businesses before and expects us to comply with all applicable regulations in a satisfactory manner, no assurance can be given that it will always be the case. In addition, federal, state and local laws and regulations impose various environmental zoning restrictions, use controls and disclosure obligations that impact the management, development, use and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as mortgage lending availability, with respect to such properties. In our role as property or facilities manager, we could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes relating to properties we currently or formerly managed. Such liability may be imposed without regard for the lawfulness of the original disposal activity, or our knowledge of, or fault for, the release or contamination.

Applicable laws and contractual obligations to property owners could also subject us to environmental liabilities through our provision of management services. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. As a result, we may be held liable as an operator for such costs in our role as an on-site property manager. This liability may result even if the original actions were legal and we had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Similarly, environmental laws and regulations impose liability for the investigation or cleanup of off-site locations upon parties that disposed or arranged for disposal of hazardous wastes at such locations. As a result, we may be held liable for such costs at landfills or other hazardous waste sites where wastes from our managed properties were sent for disposal. Under certain environmental laws, we could also be held responsible for the entire amount of the liability if other responsible parties are unable to pay. We may also be liable under common law to third parties for property damages and personal injuries resulting from environmental contamination at our sites, including the presence of asbestos-containing materials or lead-based paint. Insurance coverage for such matters may be unavailable or inadequate to cover our liabilities. Additionally, liabilities incurred to comply with more stringent future environmental requirements could adversely affect any or all of our service lines.

Properties

Our principal executive offices are located at 54 Bath Street, St. Helier, Jersey and our telephone number is +44 1534 511700.

We operate across approximately 400 company and affiliated offices in approximately 70 countries. We operate 215 offices in the Americas, 133 offices in EMEA and 54 offices in Asia Pacific.

Our strategy is to lease rather than own offices. In general, these leased offices are fully utilized. The most significant terms of the leasing arrangements for our offices are the term of the lease and the rent. Our leases have terms varying in duration. The rent payable under our office leases varies significantly from location to location as a result of differences in prevailing commercial real estate rates in different geographic locations. Our management believes that no single office lease is material to our business, results of operations or financial condition. In addition, we believe there is adequate alternative office space available at acceptable rental rates to meet our needs, although adverse movements in rental rates in some markets may negatively affect our profits in those markets when we enter into new leases.

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Legal Proceedings

We are party to a number of pending or threatened lawsuits arising out of, or incident to, the ordinary course of our business. The amounts claimed in these lawsuits can vary significantly, and some may be substantial. Our management believes that any liability imposed on us that may result from disposition of these lawsuits will not have a material effect on our consolidated financial position or results of operations. However, litigation is inherently uncertain and there could be a material adverse impact on our financial position and results of operations if one or more matters are resolved in a particular period in an amount materially in excess of what we anticipate. Refer to “Risk Factors—Risks Related to Our Business—We are subject to various litigation risks and may face financial liabilities and/or damage to our reputation as a result of litigation” for a discussion of certain types of claims we are subject to and face from time to time.

We establish reserves in accordance with FASB guidance on Accounting for Contingencies should a liability arise that is both probable and reasonably estimable. We adjust these reserves as needed to respond to subsequent changes in events. Refer to Note 15: Commitments and Contingencies to our audited consolidated financial statements.

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MANAGEMENT AND BOARD OF DIRECTORS

The following sets forth the name, age as of the date of this prospectus, position and description of the business experience of individuals who serve as executive officers and directors of our company and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Brett White		Director, Executive Chairman and Chief Executive Officer

Duncan Palmer		Executive Vice President and Chief Financial Officer

Brett Soloway		Executive Vice President, General Counsel and Corporate Secretary

John Forrester		President

Michelle Hay		Executive Vice President and Chief Human Resources Officer

Nathaniel Robinson		Executive Vice President—Strategic Planning and Chief Investment Officer

Jonathan Coslet		Director

Timothy Dattels		Director

Qi Chen		Director

Lincoln Pan		Director

Rajeev Ruparelia		Director

Biographies of Executive Officers and Directors

Controlled Company

After the completion of this offering, the Principal Shareholders will control a majority of our outstanding ordinary shares. TPG, PAG Asia Capital and OTPP will together own approximately     % of our ordinary shares (or approximately     %, if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering. As a result, we are a “controlled company” within the meaning of the             rules. Under the             rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain             corporate governance standards, including: the requirement that a majority of the board of directors consist of independent directors; the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors, our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the             rules regarding corporate governance.

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The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the audit committee requirements of Rule 10A-3 under the Exchange Act and the             rules. Pursuant to such rules, we are required to have at least one independent director on our audit committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, our audit committee is required to be comprised entirely of independent directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our         provide that our board of directors shall consist of at least         directors. Our board of directors is currently comprised of         directors. Our         will provide that our board of directors will be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total directors then in office. Our board of directors has determined that             are independent as defined under the corporate governance rules of the         .

Committees of the Board of Directors

Upon completion of this offering, we will have the following committees of our board of directors.

Audit Committee

The audit committee:

●	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

●	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

●	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

●	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the audit committee are                     (chair),                     and                     . Upon effectiveness of the registration statement,             members of the committee will be “independent,” as defined under the rules of the rules and Rule 10A-3 of the Exchange Act. Our board of directors has determined that each director appointed to the audit committee is financially literate, and the board has determined that             is an audit committee financial expert.

Our board of directors has adopted a written charter for our audit committee, which will be available on our corporate website at             upon the closing of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

●	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

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●	advises the board with respect to the corporate governance principles applicable to us;

●	oversees the evaluation of the board and management;

●	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

●	recommends guidelines or rules to cover specific categories of transactions.

The members of the nominating and corporate governance committee are             (chair),             and             . Because we will be a “controlled company” under the rules, our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate committees accordingly in order to comply with such rules.

Our board of directors has adopted a written charter for our nominating and corporate governance committee, which will be available on our corporate website             at upon the closing of this offering.

Compensation Committee

The compensation committee:

●	reviews and recommends to the board the salaries, benefits and equity incentive grants for all employees, consultants, officers, directors and other individuals we compensate;

●	reviews and approves corporate goals and objectives relevant to the compensation of our executive officers, evaluates the performance of our executive officers in light of those goals and objectives and determines the compensation of our executive officers based on that evaluation; and

●	oversees our compensation and employee benefit plans.

The members of the compensation committee are             (chair),             and             . Because we will be a “controlled company” under the             rules, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate committees accordingly in order to comply with such rules.

Our board of directors has adopted a written charter for our compensation committee, which will be available on our corporate website at             upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Board of Directors’ Role in Risk Oversight

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Our board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value.

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Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our Chief Executive Officer and senior financial officers and all persons performing similar functions. A copy of that code is available on our corporate website at             . We expect that any amendments to such code, or any material waivers of its requirements, will be disclosed on our website.

Auditor Independence

KPMG LLP (KPMG), our independent registered public accounting firm, provides audit, tax and advisory services to the Company and various affiliates of TPG. Our executive management and Board of Directors are aware that during 2015, a member firm of KPMG International Cooperative (KPMG member firm) engaged a subsidiary of the Company as a subcontractor for real estate valuation and consulting services, which was a business relationship determined to be impermissible under the independence rules of the SEC. The business relationship was terminated prior to the Company engaging KPMG to be its auditor. The business relationship was insignificant to KPMG and the Company based on the volume and extent of the services as well as the fees paid to the Company, relative to the size of the respective organizations. Additionally, the Company’s employees that delivered the services to the KPMG member firm did not have a role in the Company’s internal control over financial reporting.

Additionally, KPMG informed us that during 2015 KPMG provided certain services for fees of less than $350,000 to an affiliate of TPG, which were determined to be impermissible under the independence rules of the SEC. The services were provided to an entity not included in the Company’s consolidated financial statements, and therefore these services were not provided to, paid for by, or involve the Company, and the impermissible services did not have an impact on the Company’s financial accounting or internal control over financial reporting.

KPMG considered whether the matters noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditor and has concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment. After taking into consideration the facts and circumstances of the above matters and KPMG’s determination, our Board of Directors and Audit Committee also has concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

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COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis addresses the principles underlying our executive compensation program and the policies and practices for the fiscal year ended December 31, 2017 (“Fiscal 2017”) for (i) our principal executive officer, (ii) our principal financial officer and (iii) the other executive officers of the Company as of December 31, 2017:

●	Brett White, our Executive Chairman and Chief Executive Officer;

●	Duncan Palmer, our Executive Vice President and Chief Financial Officer;

●	Matthew Bouw, our Chief Administrative Officer; and

●	Brett Soloway, our Executive Vice President, General Counsel and Corporate Secretary.

We refer to these executive officers as the “Named Executive Officers.”

Compensation Philosophy and Objectives

Our compensation philosophy is to provide an attractive, flexible and effective compensation package to our executive officers that is tied to our corporate performance and aligned with the interests of our shareholders. Our executive compensation program is designed to help us recruit, motivate and retain the caliber of executive officers necessary to deliver consistent high performance to our clients, shareholders and other stakeholders.

Our compensation policies and practices also allow us to communicate our goals and standards of conduct and performance and to motivate and reward employees for their achievements. In general, the same principles governing the compensation of our executive officers also apply to the compensation of all our employees, which include:

Principle	Practice
Retain and hire the best leaders.	Competitive compensation to facilitate attracting and retaining high-quality talent.

Pay for performance.	A significant portion of pay depends on annual and long-term business and individual performance; the level of “at-risk” compensation increases as the officer’s scope of responsibility increases.

Reward long-term growth and profitability.	Rewards for achieving long-term results, and alignment with the interests of our shareholders.

Tie compensation to business performance.	A significant portion of pay is tied to measures of performance of the business or businesses over which the individual has the greatest influence.

Align executive compensation with shareholder interests.	The interests of our executive officers are linked with those of our shareholders through the risks and rewards of stock ownership.

Limited personal benefits.	Perquisites and other personal benefits are minimal and limited to items that serve a reasonable business-related purpose.

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Compensation Mix

Our executive compensation program has been designed to reward strong performance by focusing the compensation opportunity for each of our executive officers on annual and long-term incentives that depend upon our performance as a whole, as well as the performance of our individual businesses or on the basis of individual metrics where appropriate.

Compensation-Setting Process

Role of the Compensation Committee

The Compensation Committee is responsible for overseeing our executive compensation program (including our executive compensation policies and practices) and approving the compensation of our executive officers, including the Named Executive Officers (except for our Chief Executive Officer (“CEO”)).

The Board of Directors is responsible for approving all compensation paid to our CEO. Pursuant to its charter, the Compensation Committee has the responsibility to review and recommend to the Board of Directors any proposed change in base salary or target incentive compensation for our CEO at least annually, as well as for evaluating our CEO’s performance and recommending actual payments under the annual incentive plan in light of the corporate goals and objectives applicable to him. Although the equity incentive plan is administered by the Board of Directors, and historically the Company has not generally made grants on an annual basis, from time to time the Compensation Committee may make recommendations to the Board of Directors regarding grants of equity incentive awards to a Named Executive Officer.

Role of Executive Officers

The Compensation Committee receives support from our Human Resources Department in designing our executive compensation program and analyzing competitive market practices. Our Chief Human Resources Officer and General Counsel attend regular meetings of the Compensation Committee in order to provide insight and expertise regarding the operation of our compensation programs and to provide support and assistance with respect to the legal implications of our compensation decisions. Our CEO also regularly participates in Compensation Committee meetings, providing management input on organizational structure, executive development and financial analysis.

Our CEO evaluates the performance of each of our executive officers against the annual objectives established for the business or functional area for which such executive officer is responsible, as well as the individual performance of each executive officer as described in their annual objectives. Our CEO then reviews each executive officer’s target compensation opportunity, and based upon the target compensation opportunity and the individual’s performance, proposes compensation adjustments, subject to review and approval by the Compensation Committee. Our CEO presents the details of each executive officer’s performance to the Compensation Committee for its consideration and approval of the recommendations. Our CEO does not participate in the evaluation of his own performance, nor is he present during discussions relating to his compensation.

Role of Independent Compensation Consultant

In fulfilling its duties and responsibilities, the Compensation Committee has the authority to engage, as needed, the services of outside advisers, including compensation consultants. For Fiscal 2017, the Compensation Committee engaged Frederic W. Cook & Co., Inc. (“FW Cook”), a national executive compensation consulting firm, to assist it with compensation matters. FW Cook attends meetings of the Compensation Committee, responds to inquiries from members of the Compensation Committee, and provides analysis with respect to these inquiries.

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In Fiscal 2017, FW Cook assisted in the development of our compensation peer group, analyzed the executive compensation levels and practices of the companies in our compensation peer group, provided advice with respect to compensation best practices and market trends for executive officers, and provided ad hoc advice and support following its engagement.

FW Cook does not provide any services to us other than the services provided to the Compensation Committee.

Peer Group

In February 2017, the Compensation Committee, with the assistance of FW Cook, developed a compensation peer group based on an evaluation of companies that it believed were comparable to us with respect to industry segment, revenue, measures of EBITDA and EBITDA margin, net income, estimated market capitalization, number of employees and percentage of total revenue from sources outside the United States as a reference source in its executive compensation deliberations. This compensation peer group, which was used by the Compensation Committee as a reference in the course of its 2017 deliberations, consists of the following 23 companies:

Direct Peers	Other Business Services Peers
CBRE	AECOM
Colliers International	Aon
Jones Lang LaSalle	Boston Properties
Savills	CACI International
CGI Group
Convergys
Duke Realty Corporation
EMCOR
Fidelity National Info Svcs
Fiserv
Forest City Realty
Jacobs Engineering
KBR
Kelly Services
Leidos
Marsh & McLennan
Robert Half International
Unisys
Willis Towers Watson

As of February 2017, our revenue, Adjusted EBITDA and Adjusted EBITDA margin were near the median of the peer group and number of employees was between the median and 75th percentile. Given the positive correlation between company size as measured by revenue and target compensation opportunities in general, having our revenues positioned within a reasonable range of the median provides what the Company views as a sound basis for our comparing compensation to market competitors.

This competitive market data is not used by the Compensation Committee in isolation but rather serves as one point of reference when making decisions about compensation, as well as individual elements of compensation. Compensation decisions also depend upon the consideration of other factors which the Compensation Committee considers relevant, such as the financial and operational performance of our businesses, individual performance, specific retention concerns and internal equity.

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Competitive Positioning

For purposes of its review of the competitive market, the Compensation Committee received a market analysis prepared by FW Cook which was developed using the 23-company peer group for the CEO and Chief Financial Officer. Third-party survey data was also used for Named Executive Officer positions to capture the broader market.

Compensation-Related Risk Assessment

The Compensation Committee evaluates each element of our executive compensation program with the intent to ensure that it does not encourage our executive officers to take excessive or unnecessary risks or incentivize the achievement of short-term results at the expense of our long-term interests. In addition, we have designed our executive compensation program to address potential risks while rewarding our executive officers for achieving financial and strategic objectives through prudent business judgment and appropriate risk taking.

Compensation Elements

Our executive compensation program consists of base salary, annual incentive compensation, long-term equity incentive awards and health, welfare and other customary employee benefits.

Base Salary

We believe that a competitive base salary is critical in attracting and retaining key executive talent. In evaluating the base salaries of our executive officers, the Compensation Committee considers several factors, including our financial performance, individual contributions towards meeting our financial objectives, qualifications, knowledge, experience, tenure and scope of responsibilities, past performance against individual goals, future potential, competitive market practices, difficulty of finding a replacement, our desired compensation position with respect to the competitive market and internal equity.

Annual Incentive Compensation

Each year, our executive officers are eligible to receive annual cash incentive awards under the Annual Incentive Plan (“AIP”).

Typically, at the beginning of the fiscal year the Compensation Committee approves the terms and conditions of the AIP for the year, including the selection of one or more performance measures as the basis for determining the funding of annual cash bonuses for the year, the performance range relative to our annual operating plan and the weighting of such performance measures.

Target Annual Cash Bonus Opportunities

For purposes of the Fiscal 2017 AIP, the target cash bonus opportunities of the Named Executive Officers for Fiscal 2017 were as follows:

Named Executive Officer	Fiscal 2017 Target Cash Bonus Opportunity (as a percentage of base salary)	Fiscal 2017 Target Cash Bonus Opportunity (as a dollar amount)
Mr. White
Mr. Palmer
Mr. Bouw
Mr. Soloway

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Corporate Performance Measures

For purposes of the Fiscal 2017 AIP, the Compensation Committee selected Adjusted EBITDA, calculated before the impact and cost of the AIP (“Pre-Incentive Adjusted EBITDA”), as the sole performance measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further detail on the Company’s use of Adjusted EBITDA. The Compensation Committee believes that Pre-Incentive Adjusted EBITDA was the best measure of both corporate and business segment profitability and that, as we began to prepare for our initial public offering, overall profitability would best position us for a successful entry into the public marketplace.

Annual Cash Bonus Decisions

The AIP is based on the achievement of a certain percentage of Pre-Incentive Adjusted EBITDA, from a minimum of 70% to a maximum of 130% as measured against the relevant annual operating plan target, subject to the achievement of the minimum 70% on a consolidated basis and the discretion of our Board of Directors. The achievement against target excludes the impact of currency on annual results. Other items and adjustments are made to Pre-Incentive Adjusted EBITDA at the discretion of the Compensation Committee to ensure that the achievement reflects underlying performance as determined by the Compensation Committee. Individuals’ bonuses are then determined according to their role and company-wide financial performance, as described below.

The bonus paid to our Named Executive Officers other than Messrs. Bouw and Soloway is determined entirely by financial performance that results in a funded range of 0% to 200% of their applicable target. The bonus paid to Messrs. Bouw and Soloway is weighted 75% on the achievement of financial goals (resulting in a range of 0%-150% of their applicable target) and 25% on the achievement on individual objectives (resulting in a range of 0%-25% of their applicable target). The Compensation Committee has the discretion to adjust the amount of the actual cash bonus payments to be received by any executive officer, as it deems to be appropriate, up to the applicable cap.

For purposes of Fiscal 2017 AIP, the target Pre-Incentive Adjusted EBITDA was $            , and the actual achieved Pre-Incentive Adjusted EBITDA was $            . For purposes of the 2017 AIP, the following items were excluded and adjustments were made in calculating Pre-Incentive Adjusted EBITDA:             . As a result, the Fiscal 2017 cash bonus payments for the Named Executive Officers ranged from     % -     % of their target annual cash bonus opportunities as summarized below.

Named Executive Officer	Fiscal 2017 Target Cash Bonus Opportunity	Fiscal 2017 Actual Cash Bonus Payment	Actual Cash Bonus Payment as Percentage of Target Cash Bonus Award
Mr. White
Mr. Palmer
Mr. Bouw
Mr. Soloway

Long-Term Incentive Compensation

We have generally provided long-term incentive compensation to our executive officers in the form of options to purchase shares of, and stock-settled restricted share units (“RSUs”) in respect of, our ordinary shares. The bulk of these awards were made at the time the Principal Shareholders acquired us, or upon a new hire, promotion or other special circumstance, and the Company has not therefore historically made annual grants of equity based awards. We believe that options provide an effective performance incentive because our executive

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

officers derive value from their options only if our stock price increases (which would benefit all shareholders) and they remain employed with us beyond the date that their options vested. Furthermore, a portion of our options and RSUs are subject to satisfying performance criteria, and do not vest simply based on the provision of continued services. The vesting criteria are more fully described in the Fiscal 2017 Outstanding Equity Awards at Year-End Table below, but in general the performance-based vesting of our Named Executive Officers’ equity awards are tied to the occurrence of a sale of a significant portion of our ordinary shares held by our Principal Shareholders for cash at a specified multiple of money of their acquisition price. Equity received by our executive officers, whether as the result of option exercises, the settlement of RSUs or outright purchases are subject to significant restrictions (as described further below).

Health, Welfare, Retirement and Other Employee Benefits

We provide benefits to our Named Executive Officers on the same basis as all of our full-time employees. These benefits include 401(k) retirement, medical, pharmacy, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage.

Perquisites and Other Personal Benefits

We only provide perquisites and other personal benefits to our executive officers when we believe they are appropriate to assist an individual in the performance of duties and the achievement of business objectives, to make our executive officers more efficient and effective, and for recruitment and retention purposes. The Compensation Committee believes that these personal benefits are a reasonable component of our overall executive compensation program and are consistent with market practices. We may provide other perquisites or other personal benefits in limited circumstances in the future to achieve similar goals, subject to approval and periodic review by the Compensation Committee.

Employment Agreements and Severance Arrangements

We have entered into a written employment agreement with Messrs. White and Palmer, and Messrs. Bouw and Soloway are party to offer letters with the Company. These agreements establish the terms and conditions governing their employment, including any termination thereof, and also provide for restrictive covenants and are more fully described below.

Mr. Bouw’s right to receive severance is as set forth in his offer letter. Mr. Soloway’s offer letter does not provide for severance, although he would be entitled to certain benefits under our severance plan, as more fully described below.

Employment agreements and severance benefits assist us in the recruitment and retention of executive talent.

Recent Developments Relating to the Offering

We are still in the process of implementing the executive compensation program that will take effect following the offering, although we anticipate that it will be designed on the same principles to achieve the same objectives as our existing executive compensation program. In anticipation of becoming a public reporting company, we may negotiate new arrangements with some or all of our executive officers, including the Named Executive Officers.

To encourage retention, we decided to offer to all of our performance-based option holders, including Named Executive Officers, the opportunity to change the vesting conditions of a portion of their performance-

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

based options to time-based vesting. If so elected by the participant, outstanding performance-based options that were subject to a 2.5 multiple of money performance condition were converted into time-based options, of which 1/3 was vested upon conversion and the remaining 2/3 vested in equal installments on the first two anniversaries of a specified vesting commencement date in 2017, subject to continued service with the company. In addition, our option grants in 2018 have been comprised of 2/3 time-based vesting, and 1/3 performance-based vesting subject to a 2.0 multiple of money performance condition. Each of Messrs. Palmer, Bouw and Soloway elected to participate in the exchange with respect to their performance-based options. Mr. White did not have any options eligible for the option exchange.

New Omnibus Equity Compensation Plan

Prior to consummation of this offering, we intend to adopt an equity incentive plan, and we anticipate that all equity-based awards granted on or after this offering will be granted under this plan. As a result of this initial public offering, the Compensation Committee intends to modify our approach to the use of long-term incentive compensation by making annual long-term incentive compensation awards to our executive officers using a mix of equity-based awards. We may adopt a formal policy for the timing of equity awards in connection with this offering.

Other Compensation Policies

In anticipation of becoming a public reporting company, we anticipate adopting certain policies in connection with this offering:

Stock Ownership Policy

Most of our executive officers have a significant interest in our ordinary shares, whether held directly or as the result of outstanding equity-based awards. The Compensation Committee believes that stock ownership by management aligns executive officer and shareholder interests and accordingly, we intend to adopt stock ownership policies for our executive officers and the non-employee members of our Board of Directors in connection with this offering.

Derivatives Trading, Hedging and Pledging Policies

In connection with this offering, we intend to adopt a general insider trading policy that provides that no employee, officer or member of our Board of Directors may acquire, sell or trade in any interest or position relating to the future price of our securities, such as a put option, a call option or a short sale (including a short sale “against the box”) or engage in hedging transactions (including “cashless collars”). Similarly, we intend to adopt a general policy that prohibits our executive officers and members of our Board of Directors from pledging any of their ordinary shares as collateral for a loan or other financial arrangement.

Tax Considerations

Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the Named Executive Officers. Once an individual has been a Named Executive Officer, the deduction limitation applies indefinitely. As we were not publicly-traded, the Compensation Committee has not previously accounted for the deductibility limit imposed by Section 162(m). Further, as a newly public company, we intend to rely upon certain transition relief under Section 162(m). Nonetheless, the Compensation Committee believes that the potential deductibility of the compensation payable under the Company’s executive compensation program should be only one of many relevant considerations in setting compensation. Accordingly, the Compensation Committee has deemed or may

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

deem in the future that it is appropriate to provide one or more executive officers with the opportunity to earn incentive compensation which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Code.

We do not provide any executive officer with a “gross-up” or other reimbursement payment for any tax liability as a result of the application of Sections 280G or 4999 and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a “gross-up” or other reimbursement.

Fiscal 2017 Summary Compensation Table

The following table sets forth the compensation paid to, received by or earned during Fiscal 2017 by the Named Executive Officers:

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total

Brett White, Executive Chairman and Chief Executive Officer
Duncan Palmer, Executive Vice President, Chief Financial Officer
Matthew Bouw, Chief Administrative Officer
Brett Soloway, Executive Vice President, General Counsel and Corporate Secretary

(1)	The amounts reported in the “Stock Awards” and “Option Awards” columns represent the aggregate grant date fair value of the stock-based awards granted to the Named Executive Officers during Fiscal 2017, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”), disregarding the impact of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note , to the audited consolidated financial statements included in this registration statement. Note that the amounts reported in these columns reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers from these awards.

(2)	The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent the amounts paid to our Named Executive Officers for Fiscal 2017 pursuant to the Fiscal 2017 AIP. For a discussion of this plan, see “Compensation Discussion and Analysis – Annual Incentive Compensation” above.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

(3)	The amounts reported in the “All Other Compensation” column are described in more detail in the following table. The amounts reported for perquisites and other benefits represent the actual cost incurred by us in providing these benefits to the indicated Name Executed Officer:

Name
Mr. White
Mr. Palmer
Mr. Bouw
Mr. Soloway

Employee Equity Arrangements

On May 8, 2015, our Board of Directors adopted the DTZ Jersey Holdings Limited Management Equity Incentive Plan (the “MEIP”), which permits the grant of equity-based awards, including stock options, in respect of DTZ Jersey Holdings Limited ordinary shares to our executive officers. In addition, the Company has granted RSUs to its executive officers, which RSUs are subject to time based and/or performance vesting. The equity awards granted to our executive officers are more fully described above in the Fiscal 2017 Outstanding Equity Awards at Year-End Table. Generally speaking, as a privately held company, we did not make annual grants of equity awards to our executive officers.

We have entered into a management shareholders’ agreement with each of our executive officers that remains in effect until December 31, 2021 and which governs all of the equity held by our executive officers, whether acquired pursuant to the exercise of options granted under the MEIP, the settlement of RSUs or purchases. The equity is held pursuant to a nominee arrangement and is generally nontransferable, except that a participant may transfer their rights for estate planning purposes or otherwise as permitted by us. In no event will a transfer be permitted to a competitor. The management shareholders’ agreement provides for drag-along, tag-along and post-termination repurchase and recapture rights, lock-up and other restrictions.

Fiscal 2017 Grants of Plan-Based Awards Table

The following table sets forth, for each of the Named Executive Officers, the plan-based awards granted during Fiscal 2017.

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards (Threshold) ($)(1)	Estimated Future Payouts Under Non- Equity Incentive Plan Awards (Target) ($)(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Maximum) (#)(1)	Estimated Future Payouts Under Equity Incentive Plan Awards (Threshold) (#)(2)	Estimated Future Payouts Under Equity Incentive Plan Awards (Target) (#)(2)	Estimated Future Payouts Under Equity Incentive Plan Awards (Maximum) (#)(2)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Mr. White
Mr. Palmer
Mr. Bouw
Mr. Soloway

(1)	The amounts reported reflect the threshold, target and maximum annual cash bonus opportunities payable to the Named Executive Officer under the Fiscal 2017 AIP.

(2)

(3)

(4)

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Fiscal 2017 Outstanding Equity Awards at Year-End Table

The following table sets forth, for each of the Named Executive Officers, the equity awards outstanding as of December 31, 2017.

Name	Date of Grant of Equity Award	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Unit of Stock That Have Not Vested ($)	Number of Shares or Units of Stock That Have Vested (#)(1)	Market Value of Shares or Unit of Stock That Have Vested ($)
Mr. White
Mr. Palmer
Mr. Bouw
Mr. Soloway

(1)

Fiscal 2017 Options Exercised and Stock Vested Table

The following table sets forth, for each of the Named Executive Officers, the number of ordinary shares acquired upon the exercise of stock options and vesting of RSUs during the fiscal year ended December 31, 2017, and the aggregate value realized upon the exercise or vesting of such awards.

Name	Option Awards – Number of Shares Acquired on Exercise (#)	Option Awards – Value Realized on Exercise ($)	Stock Awards – Number of Shares Vested (#)	Stock Awards – Value on Vesting ($)
Mr. White
Mr. Palmer
Mr. Bouw
Mr. Soloway

Employment Arrangements

Each of the Named Executive Officers is party to certain agreements or arrangements governing their employment, as described below.

Mr. White

DTZ US NewCo, Inc. is party to an employment agreement with Mr. White, effective as of March 16, 2015, and as amended from time to time thereafter, with a term extending through March 15, 2020. Mr. White’s base salary may not be reduced below             . Mr. White is eligible for a target annual bonus opportunity equal to             , based on individual and/or company performance, as determined by the Board. Mr. White’s annual compensation was initially established in connection with Mr. White’s service as our Executive Chairman, and his employment agreement also provided for equity grants made in connection with the acquisition of DTZ and Cassidy Turley by our Principal Shareholders and consistent with that Executive Chairman role and his role in effectuating the transaction. In 2015, Mr. White took over as our Chief Executive Officer, and in connection with that transition as well as the acquisition of Cushman & Wakefield, Mr. White received an additional grant of RSUs. In 2017 his overall compensation was reviewed and amended as contemplated in his employment agreement to better reflect market practice and levels for his service as the CEO by providing him the right to

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

receive certain equity-based awards. In each of March 2018 and March 2019, Mr. White is entitled to receive a grant of RSUs with respect to a number of shares of the Company having a value of $             on the date of grant. Of these RSUs, 75% will be subject to the provision of continued services or certain transition obligations in the event he resigns as CEO, and 25% will vest upon the occurrence of a sale of a significant portion of our common stock held by our Principal Shareholders for cash at a multiple of money of 2.0, subject to his remaining employed as of such date.

If Mr. White’s employment is terminated by us without cause or if he resigns for good reason (both as defined in the employment agreement), he is entitled to: (i) continued base salary for 24 months, (ii) continued participation in our medical, dental and health plans at his cost until the second anniversary of the termination of his employment, and (iii) a pro-rated annual bonus for the year of termination based on actual performance, unless the termination occurs within 12 months prior to or 24 months following a change in control, in which case this pro rata bonus payment will be at least equal to his target annual bonus opportunity. In the event Mr. White’s employment terminates due to his death or disability, in addition to earned salary and benefits, he is entitled to his annual bonus for the year of termination based on actual performance.

Mr. White is subject to certain restrictive covenants, including prohibitions on (i) competing with us during his employment with us and for a period of 18 months thereafter, (ii) soliciting or hiring our customers or employees of us during his employment with us and for a period of 24 months thereafter, and (iii) non-disparagement, confidentiality and intellectual property obligations. If Mr. White resigns without good reason at the end of the term, he may continue to receive his then-current base salary and to participate in our medical, dental and health plans at his cost for up to 18 months, subject to his continued compliance with any other obligations he has to us, unless we notify him that we are waiving our rights to enforce the non-competition covenant.

Mr. Palmer

DTZ US NewCo, Inc. is party to an employment agreement with Mr. Palmer, effective as of March 16, 2015, which had an initial term of three years and subject to automatic one year extensions unless we or Mr. Palmer give notice not to renew. Mr. Palmer’s salary may not be reduced below             . Mr. Palmer is eligible for a target annual bonus opportunity equal to             , based on individual and/or company performance, as determined by the Committee. Further, under the terms of his employment agreement, Mr. Palmer was entitled to receive a retention bonus payment of             on October 1, 2017 as long as he remained employed on that date.

If Mr. Palmer’s employment is terminated by us without cause or if he resigns for good reason (both as defined in the employment agreement), or in the event we elect not to extend the term of his employment with us, he is entitled to: (i) continued base salary for a period of 18 months, (ii) continued participation in our medical, dental and health plans at his cost for a period of 18 months following termination of employment and (iii) a pro-rated annual bonus for the year of termination based on actual performance. If such termination occurs within 6 months prior to or 24 months following a change in control, Mr. Palmer is also entitled to a bonus of             . If Mr. Palmer’s employment is terminated due to his death or disability, in addition to earned salary and benefits, he is entitled to his annual bonus for the year of termination based on actual performance.

Mr. Palmer is subject to certain restrictive covenants set forth in his employment agreement and the agreements governing his equity awards, including prohibitions on (i) competing with us during his employment with us and for a period of 18 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 18 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Mr. Bouw

Mr. Bouw’s employment is “at will,” although the Company set out the general terms of his employment in an offer letter, effective as of March 15, 2014. Mr. Bouw’s employment is terminable by us or Mr. Bouw at any time on 3 months’ notice. We may pay Mr. Bouw an amount equal to 3 months’ base salary in lieu of the notice period. Pursuant to the terms of the offer letter, if Mr. Bouw’s employment is terminated by us without cause, he is entitled to receive continued base salary for a period of 12 months.

Mr. Bouw is eligible for a target annual bonus opportunity equal to            , based on individual and/or company performance, as determined by the Committee. Mr. Bouw is subject to certain restrictive covenants set forth in the agreements governing his equity awards, including prohibitions on (i) competing with us during his employment with us and for a period of 12 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 12 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Mr. Soloway

Mr. Soloway’s employment is “at will,” although the Company set out the general terms of his employment in an offer letter, effective as of February 10, 2014. Mr. Soloway’s employment is terminable by us or Mr. Soloway at any time on 3 months’ notice. We may pay Mr. Soloway an amount equal to 3 months’ base salary in lieu of the notice period.

Mr. Soloway is eligible for a target annual bonus opportunity equal to             , based on individual and/or company performance, as determined by the Committee. Further, Mr. Soloway was entitled to receive a retention bonus payment of             on or around July 1, 2017.

Mr. Soloway is subject to certain restrictive covenants set forth in the agreements governing his equity awards, including prohibitions on (i) competing with us during his employment with us and for a period of 12 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 12 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Severance Plan

The Company maintains an Executive Severance Plan (the “Severance Plan”) pursuant to which Mr. Soloway would be entitled, in the event his employment is terminated by the Company without cause or as the result of a constructive termination, as defined under the terms of the Severance Plan, to a lump sum payment equal to twenty-six weeks of base salary plus COBRA reimbursement. In addition, if the termination occurs after July 1 of the applicable year, Mr. Soloway may be entitled to a pro-rated bonus under the AIP, based upon actual performance.

Potential Payments upon Termination or Change in Control

The current Named Executive Officers are eligible to receive certain severance payments and benefits under their employment and equity grant agreements or our Severance Plan in connection with a termination of employment under various circumstances and/or a change in control of us.

The table below provides an estimate of the value of such payments and benefits assuming that a change in control of us and, as applicable, a qualifying termination of employment, occurred on December 31, 2017 and assuming a stock price of $1.70 per share, the fair market value of the ordinary shares on such date. The actual amounts that would be paid or distributed to the Named Executive Officers as a result of one of the termination

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

events occurring in the future will depend on factors such as the date of termination, the manner of termination and the terms of the applicable agreements in effect at such time, which could differ materially from the terms and amounts described here.

Potential Payments and Benefits upon Termination of Employment or Change in Control Table

Triggering Event (1)	Mr. White(2)	Mr. Palmer(3)	Mr. Bouw(4)	Mr. Soloway(5)
Involuntary Termination of Employment Not in Connection With Change in Control
Base Salary
Annual Bonus
Accelerated Vesting of Stock Options
Accelerated Vesting of Restricted Share Unit Awards
Health and Welfare Benefits
Other Post- Employment Benefits
TOTAL
Involuntary Termination of Employment in Connection With Change in Control
Base Salary
Annual Bonus
Accelerated Vesting of Stock Options
Accelerated Vesting of Restricted Share Unit Awards
Health and Welfare Benefits
Other Post- Employment Benefits
TOTAL

(1)

(2)

(3)

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

(4)

(5)

Director Compensation

Our directors in Fiscal Year 2017 did not earn any compensation in respect of their service on the board. However, in connection with this offering, we anticipate providing compensation to our independent directors who are not affiliated with our Principal Shareholders pursuant to a policy that will be implemented at or shortly following the offering as follows:                         .

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

PRINCIPAL SHAREHOLDERS

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on            ordinary shares outstanding as of            , and             ordinary shares to be outstanding after the completion of this offering based on an assumed share price of $            , the midpoint of the price range on the cover of this prospectus. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of             for:

●	each person or group who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our named executive officers;

●	each of our directors and each director nominee; and

●	all of the executive officers, directors and director nominees as a group.

Unless otherwise noted, the address of each beneficial owner is c/o                     .

	Prior to this Offering		After this Offering
	Shares Beneficially Owned		Shares Beneficially Owned (if Underwriters do not Exercise their Option to Purchase Additional Shares)		Shares Beneficially Owned (if Underwriters Exercise their Option to Purchase Additional Shares)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Principal Shareholders
TPG Funds(1)		40.5%
PAG Asia Capital(2)		30.5%
Ontario Teachers’ Pension Plan Board(3)		10.6%
Executive Officers and Directors
All Executive Officers and Directors as a group ( Persons)

*	Represents beneficial ownership of less than 1%

(1)	The TPG Funds beneficially own an aggregate of ordinary shares (the “TPG Shares”) consisting of: (a) ordinary shares held by TPG Drone Investment, L.P., a Cayman limited partnership, and

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

(b) ordinary shares held by TPG Drone Co-Invest, L.P., a Cayman limited partnership. The general partner of each of TPG Drone Investment, L.P. and TPG Drone Co-Invest, L.P. is TPG Asia Advisors VI, Inc., a Delaware corporation (“TPG Asia Advisors VI”). David Bonderman and James G. Coulter are officers and sole shareholders of TPG Asia Advisors VI and may therefore be deemed to be the beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of each of TPG Asia Advisors VI and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(2)

(3)

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of material provisions of various transactions we have entered into with our executive officers, board members or 5% or greater shareholders and their affiliates since January 1, 2015. We believe the terms and conditions in these agreements are reasonable and customary for transactions of these types.

Pursuant to our written related party transaction policy to be adopted in connection with this offering, the audit committee of the board of directors will be responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee will review, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

Change in Domicile Restructuring

Prior to the closing of this offering, we will convert from a Jersey limited company to a                 under the name                 .

Registration Rights Agreement

We plan to enter into a registration rights agreement with the TPG Funds, PAG and OTPP (the “Registration Rights Agreement”). The Registration Rights Agreement will provide the parties to the agreement with certain customary demand, piggyback and shelf registration rights and will contain certain restrictions on the sale of shares by the parties to the agreement.

Shareholders’ Agreement

We plan to enter into a shareholders’ agreement with our Principal Shareholders (the “Shareholders’ Agreement”) that will provide that, for so long as the Shareholders’ Agreement remains in effect, we, the TPG Funds, PAG and OTPP are required to take actions reasonably necessary, subject to applicable regulatory and stock exchange listing requirements (including director independence requirements), to cause the membership of our board of directors and any committees of our board of directors to be consistent with the terms of the agreement.

Directors

Prior to our initial public offering, our directors were not compensated for their services as directors. For additional information on the compensation provided to our board of directors, see “Compensation Discussion and Analysis—Director Compensation.”

Certain Relationships

From time to time, we do business with other companies affiliated with the Principal Shareholders. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arms-length basis.

TPG and PAG provide management and transaction advisory services to the Company pursuant to a management services agreement. For the years ended December 31, 2017, 2016 and 2015, the Company paid

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

$0.9 million, $0.7 million and $11.3 million of transaction advisory fees related to integration activities in 2017 and 2016 and merger and acquisition activity in 2015. Additionally, the Company pays an annual fee of $4.3 million, payable quarterly, for management advisory services. The management services agreement matures on December 31, 2024, though it is subject to automatic termination immediately prior to the earlier of a successful initial public offering or a sale unless otherwise agreed by both TPG and PAG.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our                 as they are in effect upon completion of this offering. They may not contain all of the information that is important to you. To understand them fully, you should read our                 , copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our existing indebtedness. We refer you to the exhibits to the registration statement of which this prospectus forms a part for copies of agreements governing the indebtedness described below.

First Lien Credit Agreement

The Borrowers entered into a first lien credit agreement, or the First Lien Credit Agreement, dated as of November 4, 2014, in connection with the acquisition of DTZ, which was subsequently amended as of August 13, 2015, September 1, 2015, December 22, 2015, April 28, 2016, June 14, 2016, November 14, 2016, September 15, 2017 and March 15, 2018. The First Lien Credit Agreement originally provided for term commitments in the aggregate amount of $750.0 million and Revolver commitments in the aggregate amount of $200.0 million (after giving effect to $280.0 million in term commitments and $50.0 million in Revolver commitments at a delayed draw date in connection with the acquisition of Cassidy Turley on December 31, 2014).

The amendment as of August 13, 2015, or First Lien Amendment No. 1, provided for certain technical amendments to the financial reporting covenant.

The amendment as of September 1, 2015, or First Lien Amendment No. 2, provided for, among other things, incremental term commitments in the aggregate amount of $1.1 billion incurred in connection with the acquisition of C&W Group, an increase to the Revolver commitments in the aggregate amount of $175.0 million, the refinancing of existing term loans and the amendment of the financial covenant under the Revolver.

The amendment as of December 22, 2015, or First Lien Amendment No. 3, provided for incremental term commitments in the aggregate amount of $75.0 million.

The amendment as of April 28, 2016, or First Lien Amendment No. 4, amended the First Lien Credit Agreement to, among other things, effect certain technical amendments to the financial reporting covenant.

The amendment as of June 14, 2016, or First Lien Amendment No. 5, provided for incremental term commitments in the aggregate amount of $350.0 million.

The amendment as of November 14, 2016, or First Lien Amendment No. 6, provided for incremental term commitments in the aggregate amount of $215.0 million. The new cash proceeds from the incremental term commitments under First Lien Amendment No. 6 were used to refinance and prepay, on a pro rata basis, the outstanding principal of $210.0 million under the Second Lien Loan and the $25.0 million incremental term commitments under the Second Lien Credit Agreement.

The amendment as of November 14, 2016, or First Lien Amendment No. 7, amended the financial covenant under the Revolver.

The amendment as of September 15, 2017, or First Lien Amendment No. 8, extended the maturity of approximately $296.2 million of the $375.0 million of outstanding Revolver commitments to the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans.

The amendment as of September 15, 2017, or First Lien Amendment No. 9, amended the financial covenant under the Revolver.

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The amendment as of March 15, 2018, or First Lien Amendment No. 10, provided for incremental term commitments in the aggregate amount of $250.0 million and an increase to the Revolver commitments in the aggregate amount of approximately $111.0 million.

The amendment as of March 15, 2018, or First Lien Amendment No. 11, amended the financial covenant under the Revolver.

The U.S. Borrower and the Australian Borrower are the borrowers under the First Lien Credit Agreement, as amended, and all of the UK Guarantor’s wholly owned subsidiaries organized under the laws of the United States, England and Wales, Australia and Singapore (subject to certain customary exceptions), as well as certain wholly owned subsidiaries organized under the laws of the British Virgin Islands, the Cayman Islands, Ireland, Luxembourg and the Netherlands, have guaranteed the obligations under the First Lien Credit Agreement, as amended. We refer to these guarantors, together with the UK Guarantor and the Borrowers as the Loan Parties. The First Lien Credit Agreement, as amended, is secured by a perfected first priority security interest in substantially all tangible and intangible assets, including intellectual property, real property and capital stock, of each Loan Party organized under the laws of the United States, England and Wales, Australia and Singapore (subject to certain customary exceptions). The First Lien Credit Agreement, as amended, is also secured by a perfected first priority security interest in all capital stock of certain Loan Parties organized under the laws of Luxembourg and the Netherlands. Loan Parties organized under the laws of the British Virgin Islands, the Cayman Islands and Ireland do not provide perfected security interests over their assets.

For the years ended December 31, 2017, 2016 and 2015, the Borrowers did not make prepayments on the first lien term loans.

As of December 31, 2017, the Borrowers had no outstanding Revolver loans.

As of December 31, 2017, the Borrowers had outstanding letters of credit in the aggregate principal amount of $65.5 million.

The following is a summary of the material terms of the First Lien Credit Agreement, as amended. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the First Lien Credit Agreement, as amended.

Maturity.  The First Lien Loan matures on November 4, 2021 and is payable in fifteen remaining consecutive equal quarterly installments of approximately $6.8 million each. Approximately $407.2 million of outstanding Revolver commitments automatically terminate and all Revolver loans thereunder become due and payable on the date that is the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans. The remaining approximately $78.8 million of Revolver commitments that were not extended pursuant to First Lien Amendment No. 8 automatically terminate and all Revolver loans thereunder become due and payable on November 4, 2019.

Interest.  The First Lien Loan bears interest at a rate equal to the Eurodollar rate plus 3.25% per annum or, at the U.S. Borrower’s option, the base rate plus 2.25% per annum. The average effective interest rate on the first lien term loans for the years ended December 31, 2017 and 2016 was 4.79%. The Revolver loans bear interest at a rate equal to the Eurodollar rate plus a margin of between 4.00% and 4.50% per annum (determined by the First Lien Net Leverage Ratio) or at the U.S. Borrower’s option, the base rate plus a margin of between 3.00% and 3.50% per annum (determined by the First Lien Net Leverage Ratio). In addition, an annual commitment fee equal to 0.5% (declining to 0.375%, if the First Lien Net Leverage Ratio equal to or less than 3.75 to 1.00 is met) accrues and is payable quarterly in arrears on the daily average undrawn portion of the Revolver commitments.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Mandatory Prepayments.  The First Lien Credit Agreement, as amended, is subject to mandatory prepayment with, in general: (1) 100% of the net cash proceeds of certain asset sales, subject to certain exceptions and reinvestment rights; (2) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain exceptions and reinvestment rights; (3) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the First Lien Credit Agreement, as amended); and (4) 50% of excess cash flow, as defined in First Lien Credit Agreement, as amended (declining to 25%, if the First Lien Leverage Ratio equal to or less than 3.75 to 1.00 but greater than 3.25 to 1.00 is met and to 0% if the First Lien Leverage Ratio of less than 3.25 to 1.00 is met). Any such prepayment is applied to the First Lien Loan to the extent not declined by the First Lien Loan lenders.

Covenants.  The First Lien Credit Agreement, as amended, contains customary affirmative covenants including, among others, covenants to furnish the lenders with financial statements and other financial information and to provide the lenders notice of material events and information regarding collateral.

The First Lien Credit Agreement, as amended, contains a financial covenant, tested on the last day of each fiscal quarter if, on the last day of such fiscal quarter, there are outstanding Revolver loans, swing line loans and letters of credit (but excluding (i) any undrawn letters of credit that are performance guarantees or that backstop obligations of the UK Guarantor or any of its restricted subsidiaries in the ordinary course of business and (ii) any letters of credit that are cash collateralized or backstopped in a manner reasonably satisfactory to the first lien administrative agent) in an aggregate principal amount exceeding the then applicable percentage threshold (which varies depending on the outstanding aggregate principal amount of undrawn letters of credit that are performance guarantees or that backstop obligations of the UK Guarantor or any of its restricted subsidiaries in the ordinary course of business) multiplied by the aggregate Revolver commitments. If the financial covenant is triggered, the UK Guarantor may not permit the First Lien Net Leverage Ratio as of the last day of such test period to be greater than 5.80 to 1.00. This financial covenant has not been triggered in any period since we entered into our First Lien Credit Agreement in 2014.

The First Lien Credit Agreement, amended, contains customary negative covenants that, among other things, restrict the UK Guarantor’s and its restricted subsidiaries’ ability, subject to certain exceptions, to incur additional indebtedness, grant liens on its assets, undergo fundamental changes, make investments, sell assets, make acquisitions, engage in sale and leaseback transactions, make restricted payments, engage in transactions with its affiliates, amend or modify certain agreements relating to junior financing and charter documents and change its fiscal year. In addition, under the First Lien Credit Agreement, an event of default would result upon the occurrence of a “change of control.” A “change of control” is defined to include, once the Principal Shareholders and certain management shareholders collectively own capital stock representing less than the majority of the voting power represented by our issued and outstanding capital stock, the acquisition by any person or group of thirty-five percent (35%) of the aggregate ordinary voting power if it equals or is a greater than the percentage of the voting power of the Principal Shareholders and certain management shareholders collectively.

As of December 31, 2017, we were in compliance with all covenants under the First Lien Credit Agreement, amended.

Second Lien Credit Agreement

The UK Guarantor and the Borrowers entered into a second lien credit agreement, or the Second Lien Credit Agreement, dated as of November 4, 2014, in connection with the acquisition of DTZ, which was subsequently amended as of August 13, 2015, September 1, 2015, December 22, 2015, April 28, 2016 and May 19, 2017. The Second Lien Credit Agreement originally provided for term commitments in the aggregate amount of $210.0 million.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The amendment as of August 13, 2015, or Second Lien Amendment No. 1, provided for certain technical amendments to the financial reporting covenant.

The amendment as of September 1, 2015, or Second Lien Amendment No. 2, provided for incremental term commitments in the aggregate amount of $250.0 million, incurred in connection with the acquisition of C&W.

The amendment as of December 22, 2015, or Second Lien Amendment No. 3, provided for incremental term commitments in the aggregate amount of $25.0 million.

The amendment as of April 28, 2016, or Second Lien Amendment No. 4, amended the Second Lien Credit Agreement to, among other things, effect certain technical amendments to the financial reporting covenant.

The amendment as of May 19, 2017, or Second Lien Amendment No. 5, provided for incremental term commitments in the aggregate amount of $200.0 million.

The U.S. Borrower and the Australian Borrower are the borrowers under the Second Lien Credit Agreement, as amended, and all of the UK Guarantor’s wholly owned subsidiaries organized under the laws of the United States, England and Wales, Australia and Singapore (subject to certain customary exceptions), as well as certain wholly owned subsidiaries organized under the laws of the British Virgin Islands, the Cayman Islands, Ireland, Luxembourg and the Netherlands, have guaranteed the obligations under the Second Lien Credit Agreement, as amended. We refer to these guarantors, together with the UK Guarantor and the Borrowers as the Loan Parties. The Second Lien Credit Agreement, as amended, is secured by a perfected second priority security interest in substantially all tangible and intangible assets, including intellectual property, real property and capital stock, of each Loan Party organized under the laws of the United States, England and Wales, Australia and Singapore. The Second Lien Credit Agreement, as amended, is also secured by a perfected second priority security interest in all capital stock of certain Loan Parties organized under the laws of Luxembourg and the Netherlands. Loan Parties organized under the laws of the British Virgin Islands, the Cayman Islands and Ireland do not provide perfected security interests over their assets.

For the years ended December 31, 2017, 2016 and 2015, the Borrowers did not make prepayments on the Second Lien term loans.

The following is a summary of the material terms of the Second Lien Credit Agreement, as amended. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the Second Lien Credit Agreement, as amended.

Maturity.  The Second Lien Loan matures on November 4, 2022.

Interest.  $450.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 6.75% or the Eurodollar Rate plus 7.75% and $20.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 7.25% or the Eurodollar Rate plus 8.25%. The average effective interest rates on the Second Lien term loans for the years ended December 31, 2017 and 2016 were 8.87% and 9.30%, respectively.

Mandatory Prepayments.  The Second Lien Credit Agreement, as amended, contains mandatory prepayment provisions substantially similar to those under the First Lien Credit Agreement but no prepayment pursuant to the mandatory prepayment provisions is required or permitted under the Second Lien Credit Agreement, as amended, with certain exceptions, prior to the maturity of the First Lien Loan or if such prepayment is prohibited by the intercreditor agreement.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Covenants.  The Second Lien Credit Agreement, as amended, contains customary affirmative covenants including, among others, covenants to furnish the lenders with financial statements and other financial information and to provide the lenders notice of material events and information regarding collateral.

The Second Lien Credit Agreement does not contain a financial covenant.

The Second Lien Credit Agreement, as amended, contains customary negative covenants that, among other things, restrict the UK Guarantor and its restricted subsidiaries’ ability, subject to certain exceptions, to incur additional indebtedness, grant liens on its assets, undergo fundamental changes, make investments, sell assets, make acquisitions, engage in sale and leaseback transactions, make restricted payments, engage in transactions with its affiliates, amend or modify certain agreements relating to junior financing and charter documents and change its fiscal year. In addition, under the Second Lien Credit Agreement, as amended, an event of default would result upon the occurrence of a “change of control.” A “change of control” is defined to include, once the Principal Shareholders and certain management shareholders collectively own capital stock representing less than the majority of the voting power represented by our issued and outstanding capital stock, the acquisition by any person or group of thirty-five percent (35%) of the aggregate ordinary voting power if it equals or is a greater than the percentage of the voting power of the Principal Shareholders and certain management shareholders collectively.

As of December 31, 2017, we were in compliance with all covenants under Second Lien Credit Agreement, as amended.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid trading market for our ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of ordinary shares, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of such sales or the perception that such sales may occur, could adversely affect the market price of our ordinary shares prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our ordinary shares prevailing from time to time.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                 ordinary shares, assuming                 shares are sold in the offering based on an assumed share price of $                 (the midpoint of the price range on the cover of this prospectus). Of these shares, we expect all of the ordinary shares being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 of the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                 ordinary shares held by our existing shareholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-up Agreements

We and all directors and officers and the holders of all of our outstanding ordinary shares and shares exercisable for or convertible into our ordinary shares have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;
●	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or
●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Rule 144

In general, under Rule 144 of the Securities Act, persons who became the beneficial owner of our ordinary shares prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale is entitled to sell an unlimited number of ordinary shares provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale is entitled to sell within any three-month period only a number of ordinary shares that does not exceed the greater of either of the following:

●	one percent of the number of ordinary shares then outstanding, which will equal approximately shares immediately after this offering; and

●	the average weekly trading volume of the ordinary shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

In addition, sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon completion of the 180-day lock-up period, subject to any extension of the lock-up period under circumstances described above, approximately                 shares of our outstanding restricted securities will be eligible for sale under Rule 144 subject to limitations on sales by affiliates.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made without compliance with the holding period or current public information requirements contained in Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

Pursuant to the Shareholders’ Agreement, the Principal Shareholders will have, in certain circumstances, certain customary demand and piggyback registration rights at any time following the expiration of the 180-day lock-up period described above. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Principal Shareholders sell a large number of ordinary shares, the market price of our ordinary shares could decline. See “Certain Relationships and Related Party Transactions” for a more detailed description of these registration rights.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of ordinary shares. In particular, this summary is directed only to U.S. Holders that hold ordinary shares as capital assets and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our ordinary shares (by vote or value), persons holding ordinary shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the ordinary shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Taxation of Dividends

The gross amount of any distribution of cash or property with respect to our ordinary shares that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We will not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends. U.S. Holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the ordinary shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares will be treated as qualified dividends if:

●	the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ordinary shares are listed on the                 , and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions with respect to our ordinary shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any foreign income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such foreign income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. Holders that receive distributions of additional ordinary shares or rights to subscribe for ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Ordinary Shares

If a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of ordinary shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ordinary shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a foreign withholding tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such foreign taxes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ordinary shares.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
UBS Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
William Blair & Company, L.L.C.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Our ordinary shares have been approved for listing on the                 under the trading symbol “                 .”

We and all directors and officers and the Principal Shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

●	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

The restrictions described in the immediately preceding paragraph to do not apply to:

●	the sale of shares to the underwriters; or

●	certain other limited exceptions.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer to the public of any of our ordinary shares may not be made in that Member State, except that an offer to the public in that Member State of any of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Member State), and includes any relevant implementing measure in the Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

Canada

Our ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our ordinary shares.

Accordingly, our ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our ordinary shares. Our ordinary shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our ordinary shares. Our ordinary shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP. Ropes & Gray LLP will act as counsel to the underwriters. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by certain of the Principal Shareholders and often a co-investor with such funds. Upon the consummation of the offering, RGIP, LP will directly or indirectly own less than 1% of our outstanding ordinary shares.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

EXPERTS

The consolidated financial statements of the Company as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of C&W Group, Inc. and Subsidiaries at August 31, 2015, and for the eight months ended August 31, 2015, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our ordinary shares offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our ordinary shares, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. For further information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, www.cushmanwakefield.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

DTZ Jersey Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of DTZ Jersey Holdings Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

Chicago, Illinois

April 16, 2018

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DTZ Jersey Holdings Ltd.

Consolidated Balance Sheets

	As of
(in millions, except per share data)	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$405.6	$382.3
Trade and other receivables, net of allowance balances of $35.3 million and $28.8 million, as of December 31, 2017 and 2016, respectively	1,314.0	1,280.7
Income tax receivable	14.6	36.5
Prepaid expenses and other current assets	176.3	141.4

Total current assets	1,910.5	1,840.9
Property and equipment, net	304.3	245.7
Goodwill	1,765.3	1,608.6
Intangible assets, net	1,306.0	1,417.0
Equity method investments	7.9	7.6
Deferred tax assets	71.1	145.1
Other non-current assets	432.8	417.0

Total assets	$5,797.9	$5,681.9

Liabilities and Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	$59.5	$35.5
Accounts payable and accrued expenses	771.2	682.0
Accrued compensation	864.8	765.0
Income tax payable	35.7	39.2
Other current liabilities	234.4	102.8

Total current liabilities	1,965.6	1,624.5
Long-term debt	2,784.0	2,624.6
Deferred tax liabilities	157.5	401.9
Other non-current liabilities	386.9	440.9

Total liabilities	$5,294.0	$5,091.9

Commitments and contingencies (Note 15)
Equity:
Ordinary shares, par value $1.00 per share, 1,451.3 and 1,430.8 shares issued and outstanding at December 31, 2017 and 2016, respectively	$1,451.3	$1,430.8
Additional paid-in capital	305.0	252.4
Accumulated deficit	(1,165.2)	(944.7)
Accumulated other comprehensive loss	(87.2)	(148.5)

Total equity attributable to the Company	503.9	590.0
Non-controlling interests	—	—

Total equity	503.9	590.0

Total liabilities and equity	$5,797.9	$5,681.9

The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DTZ Jersey Holdings Ltd.

Consolidated Statements of Operations

	Year Ended
(in millions, except per share data)	December 31, 2017	December 31, 2016	December 31, 2015

Revenue	$6,923.9	$6,215.7	$4,193.2
Costs and expenses:
Cost of services (exclusive of depreciation and amortization)	5,640.5	5,076.9	3,386.3
Operating, administrative and other	1,143.6	1,158.0	858.6
Depreciation and amortization	270.6	260.6	155.9
Restructuring, impairment and related charges	28.5	32.1	202.8

Total costs and expenses	7,083.2	6,527.6	4,603.6

Operating loss	(159.3)	(311.9)	(410.4)
Interest expense, net of interest income	(183.1)	(171.8)	(123.1)
Earnings from equity method investments	1.4	5.9	4.6
Other income (expense), net	0.1	0.9	(0.2)

Loss before income taxes	(340.9)	(476.9)	(529.1)
Benefit from income taxes	(120.4)	(27.4)	(56.3)

Net loss	(220.5)	(449.5)	(472.8)
Less: Net (loss) income attributable to non-controlling interests	—	(0.4)	0.9

Net loss attributable to the Company	$(220.5)	$(449.1)	$(473.7)
Basic and diluted income per share attributable to DTZ Jersey Holdings Ltd. shareholders	$(0.15)	$(0.32)	$(0.55)
Weighted average shares outstanding for basic and diluted income per share	1,439.4	1,414.3	868.2

The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DTZ Jersey Holdings Ltd.

Consolidated Statements of Comprehensive Loss

	Year Ended
(in millions)	December 31, 2017	December 31, 2016	December 31, 2015

Net loss	$(220.5)	$(449.5)	$(472.8)
Other comprehensive loss, net of tax:
Unrealized hedging gains (losses)	2.2	19.9	(2.5)
Defined benefit plans gains (losses)	4.7	(10.9)	3.4
Foreign currency translation gains (losses)	54.4	(85.3)	(48.1)

Total other comprehensive income (loss)	61.3	(76.3)	(47.2)

Total comprehensive loss	(159.2)	(525.8)	(520.0)
Less: Comprehensive (loss) income attributable to non-controlling interests	—	(0.7)	0.4

Comprehensive loss attributable to the Company	$(159.2)	$(525.1)	$(520.4)

The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DTZ Jersey Holdings Ltd.

Consolidated Statements of Changes in Equity

					Accumulated Other Comprehensive Income (Loss)
(in millions)	Ordinary Shares	Ordinary Shares ($)	Additional Paid In Capital	Accumulated Deficit	Unrealized Hedging (Losses) Gains	Foreign Currency Translation	Defined Benefit Plans	Total Accumulated Other Comprehensive Loss, net of tax	Total Equity Attributable to the Company	Non- Controlling Interests	Total Equity
Balance at January 1, 2015	$604.2	$604.2	$0.5	$(21.9)	$—	$(22.9)	$(2.9)	$(25.8)	$557.0	$9.9	$566.9

Sponsor contributions	783.3	783.3	156.7	—	—	—	—	—	940.0	—	940.0
Share issuances	7.4	7.4	—	—	—	—	—	—	7.4	—	7.4
Net (loss) earnings	—	—	—	(473.7)	—	—	—	—	(473.7)	0.9	(472.8)
Stock-based compensation	—	—	34.0	—	—	—	—	—	34.0	—	34.0
Foreign currency translation	—	—	—	—	—	(47.6)	—	(47.6)	(47.6)	(0.5)	(48.1)
Defined benefit plans actuarial gain	—	—	—	—	—	—	3.4	3.4	3.4	—	3.4
Unrealized gain on hedging instruments	—	—	—	—	3.1	—	—	3.1	3.1	—	3.1
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	(5.6)	—	—	(5.6)	(5.6)	—	(5.6)
Dividends to owners	—	—	—	—	—	—	—	—	—	(1.9)	(1.9)
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	—	0.6	0.6

Balance at December 31, 2015	$1,394.9	$1,394.9	$191.2	$(495.6)	$(2.5)	$(70.5)	$0.5	$(72.5)	$1,018.0	$9.0	$1,027.0

Acquisition and disposal of non-controlling interest	—	—	(11.4)	—	—	(2.4)	—	(2.4)	(13.8)	(8.3)	(22.1)
Share issuances	35.9	35.9	8.6	—	—	—	—	—	44.5	—	44.5
Net loss	—	—	—	(449.1)	—	—	—	—	(449.1)	(0.4)	(449.5)
Stock-based compensation	—	—	64.0	—	—	—	—	—	64.0	—	64.0
Foreign currency translation	—	—	—	—	—	(82.6)	—	(82.6)	(82.6)	(0.3)	(82.9)
Defined benefit plans actuarial loss	—	—	—	—	—	—	(11.0)	(11.0)	(11.0)	—	(11.0)
Unrealized gain on hedging instruments	—	—	—	—	31.0	—	—	31.0	31.0	—	31.0
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	(11.1)	—	0.1	(11.0)	(11.0)	—	(11.0)

Balance at December 31, 2016	$1,430.8	$1,430.8	$252.4	$(944.7)	$17.4	$(155.5)	$(10.4)	$(148.5)	$590.0	$—	$590.0

Share issuances	20.5	20.5	3.7	—	—	—	—	—	24.2	—	24.2
Net loss	—	—	—	(220.5)	—	—	—	—	(220.5)	—	(220.5)
Stock-based compensation	—	—	46.9	—	—	—	—	—	46.9	—	46.9
Foreign currency translation	—	—	—	—	—	54.4	—	54.4	54.4	—	54.4
Defined benefit plan actuarial gain	—	—	—	—	—	—	2.3	2.3	2.3	—	2.3
Unrealized loss on hedging instruments	—	—	—	—	(14.6)	—	—	(14.6)	(14.6)	—	(14.6)
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	16.8	—	2.4	19.2	19.2	—	19.2
Other activity	—	—	2.0	—	—	—	—	—	2.0	—	2.0

Balance at December 31, 2017	$1,451.3	$1,451.3	$305.0	$(1,165.2)	$19.6	$(101.1)	$(5.7)	$(87.2)	$503.9	$—	$503.9

The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DTZ Jersey Holdings Ltd. Consolidated Statements of Cash Flows
	Year ended
(in millions)	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities:
Net loss	$(220.5)	$(449.5)	$(472.8)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization	270.6	260.6	155.9
Impairment charges	—	2.6	144.4
Unrealized foreign exchange (gain) loss	(7.3)	(10.7)	11.8
Stock-based compensation	51.4	66.9	34.0
Amortization of debt issuance costs	16.5	12.6	9.3
Gain on pension curtailment	(10.0)	—	—
Fees incurred in conjunction with debt modification	—	(3.7)	(14.2)
Change in deferred taxes	(170.1)	(63.1)	(100.3)
Bad debt expense	3.9	11.9	11.6
Other non-cash operating activities	7.5	1.2	3.5
Changes in assets and liabilities:
Trade and other receivables	(63.5)	(146.9)	(20.3)
Income taxes payable	31.8	2.7	29.1
Prepaid expenses and other current assets	(35.9)	(5.9)	(2.4)
Other non-current assets	18.9	(137.6)	(52.1)
Accounts payable and accrued expenses	42.6	118.3	61.6
Accrued compensation	98.4	11.0	83.6
Other current and non-current liabilities	37.1	(29.8)	74.7

Net cash provided by (used in) operating activities	71.4	(359.4)	(43.6)

Cash flows from investing activities:
Payment for property and equipment	(129.1)	(77.3)	(43.9)
Acquisitions of businesses, net of cash acquired	(99.9)	(57.1)	(1,886.0)
Sale of business, net of cash sold	—	10.2	—
Acquisition of non-controlling interests	—	(17.3)	—
Other investing activities, net	2.3	3.2	(1.4)

Net cash used in investing activities	(226.7)	(138.3)	(1,931.3)

Cash flows from financing activities:
Net proceeds from issue of shares	23.4	39.8	7.4
Shares repurchased for payment of employee taxes on stock awards	(4.5)	(2.9)	—
Contributions from sponsor	—	—	940.0
Payments of contingent consideration	(8.4)	—	—
Proceeds from long-term borrowings	318.7	639.8	2,236.4
Repayment of borrowings	(150.3)	(313.5)	(853.9)
Debt issuance costs	(4.4)	—	(13.2)
Payment of finance lease liabilities	(9.1)	(6.7)	(6.7)
Other financing activities, net	2.3	—	(1.9)

Net cash provided by financing activities	167.7	356.5	2,308.1

Change in cash and cash equivalents	12.4	(141.2)	333.2

Cash and cash equivalents, beginning of the year	382.3	530.4	191.9
Effects of exchange rate fluctuations on cash and cash equivalents	10.9	(6.9)	5.3

Cash and cash equivalents, end of the year	$405.6	$382.3	$530.4

The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DTZ Jersey Holdings Ltd. Consolidated Statements of Cash Flows
	Year ended
(in millions)	December 31, 2017	December 31, 2016	December 31, 2015
Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$142.1	$128.2	$76.3
Income taxes	36.8	36.1	42.2
Non-cash investing/financing activities:
Property and equipment acquired through capital leases	14.0	2.9	6.3
Deferred and contingent payment obligation incurred through acquisitions	50.3	71.5	—
Equity issued in conjunction with acquisitions	1.0	3.5	—

The accompanying notes form an integral part of these consolidated financial statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DTZ Jersey Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 1: Organization and Business Overview

DTZ Jersey Holdings Ltd. and its subsidiaries (“Jersey Holdings” or the “Company”), was formed on August 21, 2014, by investment funds affiliated with TPG Capital, L.P. (“TPG”), PAG Asia Capital Limited (“PAG”) and Ontario Teachers’ Pension Plan (“OTPP”) (collectively, the “Sponsors”). On November 5, 2014, Jersey Holdings acquired 100% of the combined DTZ group for $1.1 billion from UGL Limited (the “DTZ Acquisition”). On September 1, 2015, the Company acquired 100% of C&W Group, Inc. (“Cushman & Wakefield” or “C&W” and also defined as the “C&W Group merger”) for $1.9 billion.

As of December 31, 2017, the Company operated from approximately 400 offices in 70 countries with approximately 48,000 employees. The Company’s business is focused on meeting the increasing demands of our clients across multiple service lines including property, facilities and project management, leasing, capital markets, and advisory and other services. The Company primarily does business under the Cushman & Wakefield tradename.

Note 2: Summary of Significant Accounting Policies

a)    Basis of Presentation

The Company maintains its accounting records on the accrual basis of accounting and its consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are presented in U.S. dollars.

b)    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries, which include voting interest entities (“VOEs”) in which the Company has determined it has a controlling financial interest, in accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidations. The equity attributable to the non-controlling interests in subsidiaries is shown separately in the accompanying consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation. When applying principles of consolidation, management will identify whether an investee entity is a variable interest entity (“VIE”) or a VOE. For VOEs, the interest holder with control through majority ownership and majority voting rights consolidates the entity. The Company has determined that it does not have any interests in VIEs.

Entities in which the Company has significant influence over the entity’s financial and operating policies, but does not control, are accounted for using the equity method. The consolidated financial statements include the Company’s share of the income and expenses and equity movements of investees accounted for under the equity method, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence ceases. When the Company’s share of losses exceeds its interest in an investee accounted for under the equity method, the carrying amount of that interest (including any long-term loans) is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Company has an obligation to make or has made payments on behalf of the investee. Refer to Note 8: Investments Accounted for Using the Equity Method for additional information on equity method investments.

Investments in which the Company does not exert significant influence are accounted for at cost less any impairment in value.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

c)    Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to estimates and assumptions include, but are not limited to, the valuation of assets acquired and liabilities assumed in business combinations, including contingent consideration; the fair value of derivative instruments; the fair value of the Company’s defined benefit plan assets and obligations; the fair value of awards granted under stock-based compensation plans; valuation allowances for income taxes; self-insurance program liabilities; uncertain tax positions; probability of meeting performance conditions in share-based awards; and impairment assessments related to goodwill, intangible assets and other long-lived assets.

Although these estimates and assumptions are based on management’s judgment and best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates. Estimates and underlying assumptions are evaluated on an ongoing basis and adjusted, as needed, using historical experience and other factors, including the current economic environment. Market factors, such as illiquid credit markets, volatile equity markets and foreign currency fluctuations can increase the uncertainty in such estimates and assumptions. The effects of such adjustments are reflected in the consolidated financial statements in the periods in which they are determined.

d)    Revenue Recognition

The Company earns revenue from brokerage services, facilities services, facilities and property management, project management, valuation and professional services. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) services have been rendered; (3) the amount is fixed or determinable; and (4) collectability is reasonably assured.

Brokerage services (agency leasing, tenant representation and capital markets)

The Company records commission revenue on real estate sales generally upon close of escrow or transfer of title. Real estate commissions on leases are generally recorded when all obligations under the commission agreement are satisfied unless future contingencies exist. Terms and conditions of a commission agreement may include, but are not limited to, execution of a signed lease agreement and future contingencies, including tenant’s termination rights, tenant occupancy, payment of a deposit or payment of first month’s rent (or a combination thereof).

The existence of future contingencies results in the deferral of recognition of corresponding revenue until such contingencies are satisfied. Contingencies or conditions stated in agreements between the Company and the client, and related documents such as leases, must be satisfied before recognizing revenue. A contingency or condition is defined as an event (or non-event) which must occur (or not occur) before the Company’s fee is fixed and determinable.

A contingency or condition may be either stipulated in the agreement between the Company and the client or the client’s agreement with a third party (e.g., landlord or tenant). These agreements may cause an implied condition or contingency to arise, due to either local legal requirements or business practices. Since there is uncertainty surrounding the resolution of the contingency or condition, revenue is not recognized until all contingencies or conditions associated with a revenue transaction are satisfied.

Facilities services and facility and property management services

Fees earned from the delivery of the Company’s facilities services and facility and property management services are recognized when earned under the provisions of the related agreements and are

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

generally based on a fixed recurring fee or a variable fee, which may be based on hours incurred, a percentage mark-up on actual costs incurred, or a percentage of monthly gross receipts. The Company also may earn revenue based on certain qualitative and quantitative performance measures. This revenue is recognized when the performance has been completed, the fees are fixed and determinable and fees are deemed collectible.

When accounting for reimbursements of expenses incurred on a client’s behalf, the Company determines whether it is acting as a principal or an agent in the arrangement. When the Company is acting as a principal, the Company’s revenue is reported on a gross basis and comprises the entire amount billed to the client, and reported cost of services includes all expenses associated with the client. When the Company is acting as an agent, the Company’s fee is reported on a net basis as revenue; reimbursed amounts are netted against the related expenses. The Company considers several factors in determining whether it is acting as principal or agent, such as whether the Company is the primary obligor to the customer, has control over the pricing of the services, has discretion in supplier selection, is involved in the determination of service specifications, performs part of the service, and has credit risk. The presentation of revenues and expenses pursuant to these arrangements under either a gross or net basis has no impact on operating income, net income or cash flows.

Project management, valuation and professional services

Project management and consulting fees are recognized when earned under the provisions of the client contracts, which is generally upon completion of services. The Company may earn incentive fees for project management services based upon achievement of certain performance criteria as set forth in the project management services agreement. The Company recognizes such fees when the specified target is attained and fees are deemed collectible. Valuation and advisory fees are earned upon completion of the service, which is generally upon delivery of a preliminary or final appraisal report.

If the Company has multiple contracts with the same customer, the Company assesses whether the contracts are linked or are separate arrangements. The Company considers several factors in this assessment, including the timing of negotiation, interdependence with other contracts or elements, and pricing and payment terms. The Company and its customers typically view each contract as a separate arrangement, as services are valued on a standalone basis, selling prices of the separate services exist and are negotiated independently, and performance of the services is distinct.

The Company records deferred revenue to the extent that cash payments have been received in accordance with the terms of underlying agreements, but such amounts have not yet met the criteria for revenue recognition in accordance with U.S. GAAP. As of December 31, 2017 and 2016, the Company recorded deferred revenue balances of $46.4 million and $45.1 million, respectively, which are included in Accounts payable and accrued expenses on the consolidated balance sheets.

e)    Cost of Services

Cost of services includes commission expenses, employee costs and other third-party transaction-related costs incurred directly in connection with the generation of revenue.

f)    Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2017, 2016 and 2015, advertising costs of $54.7 million, $48.2 million and $37.1 million respectively, were included in Operating, administrative and other expenses in the consolidated statements of operations.

g)    Debt Issuance Costs, Premiums and Discounts

Debt issuance costs, premiums and discounts are amortized into Interest expense over the terms of the related loan agreements using the effective interest method or other methods which approximate the effective

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

interest method. Debt issuance costs, premiums and discounts related to non-revolving debt are presented on the consolidated balance sheets as a direct deduction from the carrying value of the associated debt liability. Debt issuance costs related to revolving credit facilities are presented on the consolidated balance sheets as Other non-current assets.

Refer to Note 10: Long-term Debt and Other Borrowings for additional information on debt issuance costs.

h)    Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the new rate is enacted. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized in the future.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

The provision for income taxes comprises current and deferred income tax expense and is recognized in the consolidated statements of operations. To the extent that the income taxes are for items recognized directly in equity, the related income tax effects are recognized in equity.

Refer to Note 13: Income Taxes for additional information on income taxes.

i)    Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and highly-liquid investments with original maturities of three months or less. The carrying amount of cash equivalents approximates fair value. Checks issued but not presented to banks may result in book overdraft balances for accounting purposes, which are classified within short-term borrowings and the change as a component of financing cash flows. The Company also manages certain cash and cash equivalents as an agent for its property and facilities management clients. These amounts are not included on the accompanying consolidated balance sheets.

Restricted cash

Included in the accompanying consolidated balance sheets within Prepaid expenses and other current assets is restricted cash of $62.3 million and $42.5 million as of December 31, 2017 and 2016, respectively. These balances primarily consist of legally restricted deposits related to contracts entered into with others, including clients, in the normal course of business.

j)    Trade and Other Receivables

Trade and other receivables are presented on the consolidated balance sheets net of estimated uncollectable amounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on historical experience and other currently available information. The allowance reflects the Company’s best estimate of collectability risks on outstanding receivables. Refer to Note 5: Business Combinations for additional information about receivables acquired in business combinations.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Accounts Receivable Securitization Program

In March 2017, the Company entered into a revolving trade accounts receivables securitization program which it has amended from time to time (“A/R Securitization”). The Company records the transactions as sales of receivables, derecognizes such receivables from its consolidated financial statements and records a receivable for the deferred purchase price of such receivables.

Refer to Note 17: Fair Value Measurements and Note 18: Accounts Receivable Securitization for additional information about the A/R Securitization.

k)    Concentration of Credit Risk

Concentrations that potentially subject the Company to credit risk consist principally of trade receivables. Exposure to credit risk is influenced by the individual characteristics of each customer. New customers are analyzed individually for creditworthiness, considering credit ratings where available, financial position, past experience and other factors. The risk associated with this concentration is limited due to ongoing monitoring and the large number and geographic dispersion of customers.

l)    Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation, or in the case of capital leases, at the present value of the future minimum lease payments. Costs include expenditures that are directly attributable to the acquisition of the asset and costs incurred to prepare the asset for its intended use. Direct costs for internally developed software are capitalized during the application development stage. All costs during the preliminary project stage are expensed as incurred. The costs capitalized include consulting, licensing and direct labor costs and are amortized upon implementation of the software in production over the useful life of the software.

Repair and maintenance costs are expensed as incurred.

Depreciation of property and equipment is computed on a straight-line basis over the asset’s estimated useful life. Assets held under capital leases are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. The Company’s estimated useful lives are as follows:

Furniture and equipment	3 to 20 years
Leasehold improvements	2 to 19 years
Equipment under capital lease	Shorter of lease term or asset useful life
Software	1 to 10 years

The Company evaluates the reasonableness of the useful lives of property and equipment at least annually.

In addition, the Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review indicates that such assets are impaired, the impairment is recognized in the period the changes occur and represent the amount by which the carrying value exceeds the fair value.

m)    Goodwill and Other Intangible Assets

Acquired identifiable assets, liabilities and any non-controlling interests are recorded at fair value at the date of acquisition. Any excess of the cost of the business combination over the fair value of those assets and liabilities is recognized as goodwill on the consolidated balance sheets.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Goodwill and indefinite-lived intangible assets are not amortized and are stated at cost. Definite-lived intangible assets are stated at cost less accumulated amortization.

Amortization of definite-lived intangible assets is recognized in the consolidated statements of operations on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. The Company evaluates the reasonableness of the useful lives of these intangibles at least annually.

n)    Impairment of Long-lived Assets

Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they may be impaired. The Company early adopted Accounting Standards Update (“ASU”) No. 2017-04 for ASC 350, Intangibles - Goodwill and Other, which eliminates the second step of the “two-step” impairment test for entities performing a quantitative impairment analysis. This adoption had no impact on the Company’s consolidated financial results.

On an annual basis a qualitative assessment is performed to assess whether the fair value of a reporting unit (“RU”) is less than its carrying amount (“step zero”). The Company proceeds with the impairment test if it is more likely than not that the fair value of the RU is less than its carrying amount. If the Company determines the quantitative impairment test is required, the estimated fair value of the RU is compared to its carrying amount, including goodwill. If the estimated fair value of a RU exceeds its carrying value, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The Company has elected an annual goodwill impairment assessment date of October 1. The Company performed a step zero impairment test on October 1, 2017, and concluded that there were no indications of impairment, and a quantitative impairment test was deemed unnecessary.

The Company records an impairment loss for other definite and indefinite-lived intangible assets if the fair value of the asset is less than the asset’s carrying amount. No material impairments of intangible assets were recognized during any of the periods presented. Refer to Note 7: Goodwill and Other Intangible Assets for additional information regarding the Company’s intangible assets.

o)    Accrued Claims and Settlements

The Company is subject to various claims and contingencies related to lawsuits. A liability is recorded for claims and legal costs when risk of loss is probable and estimable.

The Company self-insures for various risks, including workers’ compensation and medical in some states. A liability is recorded for the Company’s obligations for both reported and incurred but not reported (“IBNR”) insurance claims through assessment based on prior claims history. In addition, in the U.S. and Canada, the Company is self-insured against errors and omissions (“E&O”) claims through a primary insurance layer provided by its 100%-owned, consolidated, captive insurance subsidiary, Nottingham Indemnity, Inc., and an excess layer provided through a third-party insurance carrier. See Note 15: Commitments and Contingencies for additional information.

p)    Derivatives and Hedging Activities

From time to time, the Company enters into derivative financial instruments, including foreign exchange forward contracts and interest rate swap or cap agreements, to manage its exposure to foreign exchange rate and interest rate risks. The Company views derivative financial instruments as a risk management tool and, accordingly, does not use derivatives for trading or speculative purposes. Derivatives are initially recognized at

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

fair value at the date the derivative contracts are executed and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated statements of operations immediately unless the derivative is designated and effective as a hedging instrument, in which case hedge accounting is applied. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in Other comprehensive income/(loss), net of applicable income taxes and accumulated in equity at that time, remains in equity and is recognized when the forecasted transaction is ultimately recognized in earnings. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in earnings.

Refer to Note 9: Derivative Financial Instruments and Hedging Activities for additional information on derivative instruments.

q)    Comprehensive Income (Loss)

Comprehensive income (loss) comprises net income and changes in equity that are excluded from net income, such as foreign currency translation adjustments, unrealized actuarial gains and losses relating to the defined benefit pension plans, and unrealized gains and losses on derivatives designated as cash flow and net investment hedges, included related tax effects.

r)    Foreign Currency Transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are recorded in the functional currency at the foreign exchange rate at that date, which may result in a foreign currency gain or loss.

Foreign currency gains or losses are recognized in the consolidated statements of operations, except for differences arising on the retranslation of a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in Other comprehensive income/(loss) and accumulated within equity. For the years ended December 31, 2017, 2016 and 2015, foreign currency transactions resulted in gains of $2.6 million and $6.1 million and a loss of $11.8 million, respectively, and were recognized within Cost of services and Operating, administrative, and other expenses in the consolidated statements of operations.

Foreign Currency Translation

The assets and liabilities of foreign operations are translated into U.S. dollars at the balance sheet date. Income and expense items are translated at the monthly average rates. Translation adjustments are included in Accumulated other comprehensive income (loss).

s)    Leases

The Company enters into various leasing arrangements in which it is the lessee. For operating leases, lease expense is recorded on a straight-line basis over the non-cancellable lease term. Lease incentives received are offset against the total lease expense and recognized over the lease term on a straight-line basis. Deferred

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

lease incentive liabilities were $6.0 million and $4.6 million included in Other current liabilities and $49.2 million and $1.7 million included in Other non-current liabilities as of December 31, 2017 and 2016, respectively. Capital leases are recorded at the lower of the fair value of the leased asset or the present value of future minimum lease payments. Minimum lease payments are apportioned between the interest charge and reduction of the outstanding liability. Refer to Note 15: Commitments and Contingencies for additional information on leases.

t)    Share-based Payments

The Company grants stock options and restricted stock awards to employees under the Management Equity Investment and Incentive Plan (“MEIP”). The grant date fair value of awards granted to employees is recognized as compensation expense using the graded vesting method over the vesting period, with a corresponding increase in equity or liabilities, depending on the balance sheet classification. The Company also from time to time, grants such awards to non-employees. Such awards are accordingly marked-to-market at the end of each reporting period.

Refer to Note 14: Share-based Payments for additional information on the Company’s stock-based compensation plans.

u)    Employee Benefits

The Company’s defined benefit pension plans are actuarially evaluated, incorporating various critical assumptions including the discount rate and the expected rate of return on plan assets. Any difference between actual and expected plan experience, including asset return experience, in excess of a 10% corridor is recognized in net periodic pension cost over the expected average employee future service period. Other assumptions involve demographic factors such as retirement age, mortality, attrition and the rate of compensation increases. The Company evaluates these assumptions annually and modifies them as appropriate.

Refer to Note 11: Employee Benefits for additional information on actuarial assumptions.

v)    Recently Issued Accounting Pronouncements

The Company has adopted the following new accounting standards that have been recently issued:

Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The new guidance is intended to simplify the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company has early adopted this standard effective October 1, 2017 with no impact on its consolidated financial statements.

Stock Compensation

In March 2016, the FASB issued ASU No. 2016-09, Compensation Stock-Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU, which affects all entities that issue share-based payment awards to their employees, simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, accounting for forfeitures, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company adopted this standard effective January 1, 2017 with no material impact on the consolidated financial statements and related disclosures.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Consolidation

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which improves targeted areas of the consolidation guidance, and provides updated consolidation evaluation criteria. In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests Held Through Related Parties That Are under Common Control, which amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are held under common control. The new guidance is required to be adopted retrospectively by recording a cumulative-effect adjustment to retained earnings as of the beginning of the adoption period in which the amendments in ASU No. 2015-02 initially were applied. The Company adopted these standards as of January 1, 2017. These adoptions did not have an impact on its consolidated financial statements and related disclosures.

Presentation of Financial Statements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Topic 205). The new guidance requires management to evaluate an entity’s ability to continue as a going concern within one year after the date that financial statements are issued. The ASU is required to be adopted prospectively and is effective for all companies for fiscal years beginning after December 15, 2016. The Company has adopted this standard with no impact on its consolidated financial statements and related disclosures.

The following recently issued accounting standards are not yet required to be reflected in the consolidated financial statements of the Company:

Revenue Recognition

In May 2014, the FASB and the International Accounting Standards Board issued a converged standard on recognition of revenue from contracts with customers, ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective. The core principle of the ASU requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

In 2016, the FASB issued additional amendments that affect the guidance issued in ASU 2014-09 as described in the following updates: ASU No. 2016-08; 2016-10; 2016-11; 2016-12; and 2016-20. These updates provide further guidance and clarification on specific items within the previously issued ASU. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606. The new guidance permits the use of either the retrospective or modified retrospective methods of adoption, and is effective for public companies for annual reporting periods beginning after December 15, 2017 with the option to early adopt the standard for annual periods beginning on or after December 15, 2016.

The Company plans to adopt the new revenue recognition guidance as of January 1, 2018 using the modified retrospective transition method. The Company will recognize the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings. Based on the Company’s assessment, the impact of the application of the new revenue recognition guidance will result in an acceleration of some revenues that are based, in part, on future contingent events. For example, some brokerage revenues from leasing commissions will get recognized earlier. Under current GAAP, a portion of these commissions are

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

deferred until a future contingency is resolved (e.g. tenant move-in or payment of first month’s rent). Under the new revenue guidance, the Company’s performance obligation will be typically satisfied at lease signing and therefore the portion of the commission that is contingent on a future event will be recognized earlier if not deemed probable of significant reversal. The Company is projecting a one-time transitional impact to be recorded directly to retained earnings as of the date of adoption of between $100.0 million and $125.0 million, for a net impact of $30.0 million and $40.0 million after related commissions expense and income tax expense. Additionally, management currently estimates the implementation of the updated principal-agent considerations in ASC 606 will result in an increase to the proportion of facility and property management contracts accounted for on a gross basis and an increase in revenue and cost of services of between $325.0 million and $375.0 million on an annual basis with no impact on operating loss, net loss or the statements of cash flows. The Company expects the above adoption impacts to result in corresponding increases to total assets and total liabilities that will reflect contract assets and accrued commissions payables as well as nearly balanced increases in both receivables and payables related to additional contracts reported on a gross basis.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU will replace most existing lease guidance under U.S. GAAP when it becomes effective. The new guidance requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Entities will recognize expenses for real estate related leases on statements of operations in a manner similar to current accounting guidance and, for lessors, the guidance remains substantially similar to current U.S. GAAP. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The new guidance is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect the guidance will have on its consolidated financial statements.

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities (Topic 815). The new guidance eliminates the requirement to separately measure and report hedge ineffectiveness and is intended to reduce the complexity of applying hedge accounting by simplifying the designation and measurement of hedging instruments. The ASU is required to be applied retrospectively to eliminate the separate measurement of ineffectiveness through a cumulative-effect adjustment to Accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings. The ASU is effective for public companies for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its consolidated financial statements.

Stock Compensation

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting (Topic 718). The ASU amends the scope of modification accounting for share-based payment awards. Under the new guidance, modification accounting is required only if the fair value, vesting conditions or classification of the award (as equity or liability) changes as a result of the change in terms. For public companies, the amendments in this ASU are effective for annual reporting periods and those interim periods within annual periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its consolidated financial statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Pension Cost

In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The new guidance is intended to classify costs according to their nature and better align the effect of defined benefit plans on operating income with International Financial Reporting Standards. The ASU also provides additional direction on the components eligible for capitalization. The new guidance is required to be applied retrospectively for the change in income statement presentation, while the change in capitalized benefit cost is to be applied prospectively. The ASU is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its consolidated financial statements.

Business Combinations

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations: Clarifying the Definition of a Business (Topic 805). The new guidance provides that when substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not a business. The ASU is required to be adopted prospectively and is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its consolidated financial statements.

Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU requires the classification of eight specific cash flow issues identified under ASC 230 to be presented as either financing, investing or operating, or some combination thereof, depending upon the nature of the issue. The new guidance is required to be adopted retrospectively for all of the issues identified to each period presented. The ASU is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new guidance requires restricted cash to be presented with cash and cash equivalents in the statement of cash flows. The ASU is required to be adopted retrospectively, and is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company’s restricted cash balances are presented in the consolidated balance sheets within Prepaid expenses and other current assets. Under the new guidance, changes in the Company’s restricted cash will be classified as either operating activities or investing activities in the consolidated statements of cash flows, depending on the nature of the activities that gave rise to the restriction. The Company is currently evaluating the effect, if any, that the ASU will have on its consolidated financial statements.

Note 3: Segment Data

The Company reports its operations through the following segments: (1) Americas, (2) Europe, the Middle East and Africa (“EMEA”) and (3) Asia Pacific (“APAC”). The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the UK, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

For segment reporting, gross contract costs are excluded from revenue in determining “fee revenue.” Additionally, pursuant to business combination accounting rules, certain fees that may have been deferred by the acquiree may be recorded as a receivable on the acquisition date by the Company. Such fees are included in Fee revenue as purchase accounting adjustments based on when the acquiree would have recognized revenue in the absence of being acquired by the Company.

Corporate expenses are allocated to the segments based upon fee revenues of each segment. Gross contract costs are excluded from operating expenses in determining “fee-based operating expenses.”

Adjusted EBITDA is the profitability metric reported to the chief operating decision maker (“CODM”) for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. Adjusted EBITDA excludes depreciation and amortization, interest expense, net of interest income, income taxes, as well as integration and other costs related to acquisitions, including expense related to the Cassidy Turley deferred payment obligation (discussed in further detail below), stock-based compensation and other charges.

As segment assets are not reported to or used by the CODM to measure business performance or allocate resources, total segment assets and capital expenditures are not presented below.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Summarized financial information by segment is as follows (in millions):

Americas	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Property, facilities and project management	$1,638.3	$1,445.4	$1,280.3
Leasing	1,244.6	1,140.7	830.7
Capital markets	530.4	536.2	203.4
Advisory and other	183.5	181.2	90.7

Total fee revenue	3,596.8	3,303.5	2,405.1
Gross contract costs	1,023.4	851.4	201.5
Purchase accounting adjustments	(20.0)	(30.6)	(81.7)

Total revenue	$4,600.2	$4,124.3	$2,524.9

Segment operating expenses	$4,255.0	$3,813.0	$2,306.6
Gross contract costs	1,023.4	851.4	201.5

Fee-based operating expenses	$3,231.6	$2,961.6	$2,105.1

Adjusted EBITDA	$344.6	$311.6	$217.1

EMEA	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Property, facilities and project management	$200.5	$172.9	$132.6
Leasing	256.5	229.1	160.5
Capital markets	154.3	128.0	94.5
Advisory, consulting and other	173.9	159.7	139.5

Total fee revenue	785.2	689.7	527.1
Gross contract costs	81.3	65.0	30.9
Purchase accounting adjustments	(3.2)	0.8	(16.9)

Total revenue	$863.3	$755.5	$541.1

Segment operating expenses	$755.8	$670.6	$477.4
Gross contract costs	81.3	65.0	30.9

Fee-based operating expenses	$674.5	$605.6	$446.5

Adjusted EBITDA	$108.8	$90.8	$68.0

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

APAC	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Property, facilities and project management	$649.7	$572.4	$464.8
Leasing	149.7	129.1	110.3
Capital markets	55.8	66.6	36.9
Advisory, consulting and other	82.6	78.5	72.9

Total fee revenue	937.8	846.6	684.9
Gross contract costs	522.6	489.6	443.2
Purchase accounting adjustments	—	(0.3)	(0.9)

Total revenue	$1,460.4	$1,335.9	$1,127.2

Segment operating expenses	$1,386.1	$1,264.5	$1,076.8
Gross contract costs	522.6	489.6	443.2

Fee-based operating expenses	$863.5	$774.9	$633.6

Adjusted EBITDA	$75.1	$72.4	$50.8

Adjusted EBITDA is calculated as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net loss attributable to the Company	$(220.5)	$(449.1)	$(473.7)
Add/(less):
Depreciation and amortization	270.6	260.6	155.9
Interest expense, net of interest income	183.1	171.8	123.1
Benefit from income taxes	(120.4)	(27.4)	(56.3)
Integration and other costs related to acquisitions	326.3	427.5	497.4
Stock-based compensation	28.2	40.8	15.4
Cassidy Turley deferred payment obligation	44.0	47.6	61.8
Other	17.2	3.0	12.3

Adjusted EBITDA	$528.5	$474.8	$335.9

Geographic Information

Revenue in the table below is allocated based upon the country in which services are performed (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
United States	$4,298.7	$3,854.4	$2,391.6
Australia	711.3	630.0	603.7
All other countries	1,913.9	1,731.3	1,197.9

	$6,923.9	$6,215.7	$4,193.2

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The long-lived assets in the table below are comprised of net property and equipment (in millions):

	As of December 31, 2017	As of December 31, 2016
United States	211.6	167.1
United Kingdom	30.3	24.0
All other countries	62.4	54.6

	$304.3	$245.7

Note 4: Earnings per Share

Earnings (Loss) per Share (“EPS”) is calculated by dividing the Net earnings or loss attributable to shareholders by the Weighted average shares outstanding. As the Company was in a loss position for all reported periods, the Company has determined all potentially dilutive shares would be anti-dilutive and therefore are excluded from the calculation of diluted weighted average shares outstanding. This results in the calculation of weighted average shares outstanding to be the same for basic and diluted EPS.

For the years ended December 31, 2017, 2016 and 2015, approximately 188.7 million, 181.5 million and 109.5 million potentially dilutive securities were not included in the computation of diluted EPS because their effect would have been anti-dilutive.

The following is a calculation of EPS (in millions, except per share amounts):

	Years Ended December 31,
	2017	2016	2015
Basic and Diluted EPS
Net loss attributable to shareholders	$(220.5)	$(449.1)	$(473.7)
Weighted average shares outstanding for basic and diluted loss per share	1,439.4	1,414.3	868.2

Basic and diluted loss per common share attributable to shareholders	$(0.15)	$(0.32)	$(0.55)

Note 5: Business Combinations

2017 Acquisitions

During 2017, the Company completed the acquisition of several real estate service companies, including previously held non-controlling interest investments accounted for under either the cost or equity method. These acquisitions expand the Company’s presence in key markets in the United States, Canada, Belgium and Luxembourg. They provide additional complementary service offerings to the Company’s existing offerings most notably in the agency leasing, capital markets, property management and design and build service offerings as well as providing access to additional geographies and customers.

Aggregate consideration for these acquisitions included: cash paid at closing of $127.0 million, equity shares of the Company issued to sellers valued at $1.0 million, deferred consideration of $23.5 million and contingent consideration of $26.8 million. The Company recognized a $2.5 million fair value step-up gain on previously held investments, which was recognized in Operating, administrative and other in the consolidated statements of operations. The fair value of the previously held investments was primarily determined based on the total consideration transferred as part of the acquisitions, which the Company believed was the best indicator of fair value.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The deferred consideration relates to discounted values of future payments to the sellers of acquired businesses with the cash payments guaranteed subject only to the passage of time. Management anticipates these payments will be made over the next four years.

The contingent consideration relates to earn-out payments that may be paid out upon the achievement of certain performance targets. The aggregate value of possible earn-out payments across all 2017 acquisitions ranges from a minimum of $0 to a maximum of $33.4 million (undiscounted). See Note 17: Fair Value Measurements for further discussion.

The Company expensed acquisition-related costs of $2.6 million within Operating, administrative and other in the consolidated statements of operations.

The allocation of consideration to the net tangible and intangible assets acquired and liabilities assumed in these acquisitions was based on estimated fair values at the date of acquisition. The fair value of receivables approximated its carrying value of $20.6 million. No material uncollectible amounts were noted in the accounts receivable assumed as part of the current year acquisitions.

The Company acquired certain intangible assets in the 2017 acquisitions. The total estimated fair value of intangibles acquired was $47.3 million, with a weighted-average useful life of approximately 10 years. Intangible assets acquired were comprised of customer relationships. Customer relationship assets were valued using the multi-period excess earnings method under the income approach, which estimates the value of the intangible assets by calculating the present value of the incremental after-tax cash flows, or excess earnings, attributable solely to the assets over the estimated periods that they generate revenues. After-tax cash flows were calculated by applying expense, income tax and contributory asset charge assumptions.

As a result of the acquisitions, the Company recognized goodwill of $114.7 million, which was allocated to the Company’s segments as follows, $93.8 million to Americas and $20.9 million to EMEA. The goodwill arising from these acquisitions is primarily attributable to the benefit of revenue growth, assembled workforce and future market development. The Company is determining whether any goodwill is deductible for tax purposes. This evaluation is ongoing and will be finalized within the respective acquisition measurement periods.

The following table summarizes the fair values recorded for assets acquired and liabilities assumed of the various acquired entities (in millions):

December 31, 2017
Cash and cash equivalents	$26.4
Trade and other receivables	20.6
Prepaid expenses and other current assets	2.5
Property and equipment	5.1
Intangible assets	47.3
Other current liabilities	(17.7)
Deferred tax liabilities	(8.7)
Other non-current liabilities	(3.1)

Net assets acquired	72.4

Goodwill	114.7
Fair value of previously held investments	(8.8)

Total consideration	$178.3

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

A change to the acquisition date value of the identifiable net assets during the measurement period (up to one year from the acquisition date) will affect the amount of the purchase price allocated to goodwill. As of the date of issuance of the financial statements for the year ended December 31, 2017, the purchase accounting has not been finalized, as certain tax estimates and contingencies are still being evaluated.

2016 Acquisitions

During 2016, the Company completed the acquisition of several real estate service companies in the United States and Europe. These acquisitions provide additional complementary service offerings to the Company’s existing offerings most notably in the agency leasing, capital markets, facilities management, property management and investment sales service offerings as well as providing access to additional geographies and customers.

Aggregate consideration for these acquisitions included: cash paid at closing and working capital adjustments of $80.7 million; equity shares of the Company issued to sellers valued at $3.5 million; deferred consideration of $42.2 million; and contingent consideration of $29.3 million. The Company recorded a gain of $4.0 million in relation to the fair value step-up of the carrying value of the previously held equity method investment in Operating, administrative and other in the consolidated statements of operations. At the time of the acquisition, the investment value was determined to be $24.2 million. The fair value of the investment was determined based on the total consideration transferred as part of the acquisition, which the Company deemed to be the best indicator of fair value.

The deferred consideration relates to discounted values of future payments to the sellers of acquired businesses with the cash payments guaranteed subject to the passage of time. Management anticipates these payments will be made over the next four years. See Note 17: Fair Value Measurements for further discussion.

The contingent consideration relates to earn-out payments that may be paid out upon the achievement of certain performance conditions or retaining and winning key customer contracts. The aggregate value of possible earn-out payments across all 2016 acquisitions ranges from a minimum of $0 to a maximum of $43.3 million (undiscounted). See Note 17: Fair Value Measurements for further discussion.

The Company expensed acquisition-related costs of $2.9 million within Operating, administrative and other in the consolidated statements of operations.

The allocation of consideration to the net tangible and intangible assets acquired and liabilities assumed in these acquisitions was based on estimated fair values at the date of acquisition. The fair value of receivables approximated its carrying value of $18.7 million. No material uncollectible amounts were noted in the accounts receivable assumed as part of the current year acquisitions.

The Company acquired certain intangible assets in the 2016 acquisitions. The total estimated fair value of intangibles acquired was $74.8 million, with a weighted-average useful life of approximately nine years. Intangible assets acquired were comprised of customer relationships. Customer relationship assets were valued using the multi-period excess earnings method under the income approach, which estimates the value of the intangible assets by calculating the present value of the incremental after-tax cash flows, or excess earnings, attributable solely to the assets over the estimated periods that they generate revenues. After-tax cash flows were calculated by applying expense, income tax and contributory asset charge assumptions.

As a result of the acquisitions, the Company recognized goodwill of $97.4 million, which was allocated to the Company’s segments as follows: $56.6 million to Americas and $40.8 million to EMEA. Total goodwill was calculated by adding the total consideration transferred and the equity method investment at fair value less

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

the net assets acquired. The goodwill arising from these acquisitions is primarily attributable to the benefit of revenue growth and future market development. As of December 31, 2016, the Company estimates that goodwill of $81.7 million will be deductible for tax purposes.

The following table summarizes the fair values recorded for assets acquired and liabilities assumed of the various acquired entities (in millions):

December 31, 2016
Cash and cash equivalents	$24.3
Trade and other receivables	18.7
Property and equipment	3.3
Intangible assets	74.8
Other non-current assets	9.0
Deferred tax assets	4.6
Other current liabilities	(26.6)
Pension liability	(8.8)
Deferred tax liabilities	(3.4)
Other non-current liabilities	(9.4)

Net assets acquired	86.5

Goodwill	97.4
Fair value of equity method investment	(28.2)

Total consideration	$155.7

Measurement period adjustments related to 2016 acquisitions were recognized in the periods in which they were determined. The goodwill values in the table above include measurement period adjustments for working capital adjustments as well as finalization of deferred tax liabilities determined in 2017 relating to conditions that existed at the acquisition date, but for which final information was determined subsequent to the issuance of the year-end 2016 financial statements.

C&W Group Merger

On September 1, 2015, the Company completed the merger with the C&W Group, a global leader in commercial real estate services (the “C&W Group merger”). The C&W Group merger provided additional complementary service offerings to the Company’s existing offerings and access to additional geographies and customers. The total consideration for the C&W Group merger was cash of $1.9 billion. The consideration transferred was funded in part by equity contributions from the Sponsors totaling $940.0 million and net proceeds of $1.3 billion from debt issued.

The Company expensed acquisition-related costs of $48.3 million within Operating, administrative and other in the consolidated statements of operations.

The allocation of consideration to the net tangible and intangible assets acquired and liabilities assumed in the C&W Group merger was based on estimated fair values at the date of acquisition. The fair value of receivables approximated its carrying value of $666.3 million. The gross amount due from customers was $681.3 million, of which $15.0 million was estimated to be uncollectible as of the acquisition date. Upon acquisition, a separate allowance for receivables acquired was not recognized as of the acquisition date as the uncertainty about future cash flows was considered in the fair value measurement.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The Company acquired certain intangible assets in the C&W Group merger. The total estimated fair value of intangibles acquired was $1.2 billion, with a weighted-average useful life of approximately six years. Intangible assets included the trade name of $546.0 million, customer relationships of $599.6 million, alliance networks of $5.0 million and above market leases of $8.7 million. The trade name was determined to be an indefinite-lived intangible asset. Customer relationships, alliance networks and above market leases acquired have a weighted average useful life of approximately six, seven and eleven years, respectively. The trade name was valued using the relief-from-royalty method under the income approach, which estimates the value of the intangible asset by discounting to fair value the hypothetical royalty payments a market participant would be willing to pay to enjoy the benefits of the asset. Customer relationship assets were valued using the multi-period excess earnings method under the income approach, which estimates the value of the intangible assets by calculating the present value of the incremental after-tax cash flows, or excess earnings, attributable solely to the assets over the estimated periods that they generate revenues. After-tax cash flows were calculated by applying cost, expense, income tax, and contributory asset charge assumptions. The alliance networks and above market leases were valued using the income approach.

As a result of the merger, the Company recognized goodwill of $868.1 million, which was allocated to the Company’s segments as follows: $763.6 million to Americas, $80.5 million to EMEA and $24.0 million to APAC. The goodwill arising from the C&W Group merger is primarily attributable to the acquired workforce as well as the benefit of revenue growth and future market development. The Company has concluded that goodwill is not deductible for tax purposes.

The following table summarizes the fair values recorded for assets acquired and liabilities assumed of C&W Group (in millions):

September 1, 2015
Cash and cash equivalents	$115.2
Trade and other receivables	638.8
Prepaid expenses and other current assets	65.3
Property and equipment	129.2
Intangible assets	1,159.3
Deferred tax assets	1.9
Other non-current assets	122.0
Accounts payable and accrued expenses	(191.8)
Accrued compensation	(405.6)
Income tax payable	(0.7)
Other current liabilities	(45.2)
Long-term debt	(24.2)
Deferred tax liabilities	(395.4)
Other non-current liabilities	(108.5)
Non-controlling interest	(0.6)

Net assets acquired	1,059.7
Goodwill	868.1

Total consideration	$1,927.8

Measurement period adjustments related to the C&W Group merger were recognized in the periods in which they were determined, rather than retrospectively, as permitted under new accounting guidance issued in September 2015. See Note 2: Summary of Significant Accounting Policies for more information.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

A change to the acquisition date value of the identifiable net assets during the measurement period (up to one year from the acquisition date) will affect the amount of the purchase price allocated to goodwill. The values in the table above include measurement period adjustments determined in 2016 relating to conditions that existed at the acquisition date, but for which final information was determined subsequent to the issuance of the year-end 2015 financial statements.

Unaudited pro forma results, assuming the C&W Group merger had occurred as of January 1, 2015 for the purposes of the 2015 pro forma disclosures, are presented below. They include certain adjustments for the year ended December 31, 2015, including $62.7 million of increased amortization expense as a result of intangible assets acquired in the C&W Group merger, $16.6 million of additional interest expense as a result of debt incurred to finance the C&W Group merger and the tax impact for the year ended December 31, 2015 of these pro forma adjustments. These pro forma results detailed below have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the C&W Group merger occurred on January 1, 2015 and may not be indicative of future operating results.

(in millions)	(Unaudited) Year ended December 31, 2015
Pro Forma Revenue	$6,019.0
Pro Forma Net loss attributable to the Company	547.8

Beginning in the third quarter of 2015, the Company’s consolidated results of operations included the results of C&W Group. Revenue of $1.1 billion and a net loss of $46.5 million from C&W Group have been included in the Company’s consolidated results of operations for 2015 from the date of the merger.

Note 6: Property and Equipment

Property and equipment consist of the following (in millions):

	As of December 31, 2017	As of December 31, 2016
Software	$168.4	$141.2
Plant and equipment	127.7	108.9
Leasehold improvements	170.2	102.2
Equipment under capital lease	29.8	21.4
Software under development	11.7	16.9
Construction in progress	11.7	0.1

	519.5	390.7
Less: Accumulated depreciation	(215.2)	(145.0)

Total property and equipment, net	$304.3	$245.7

Depreciation and amortization expense associated with property and equipment was $90.4 million, $81.0 million and $47.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

During the year ended December 31, 2016, the Company recognized impairment losses of $2.6 million related to software. The 2016 non-cash write-off resulted from the decision to discontinue the use of an enterprise resource planning tool in the Americas segment and is included in Restructuring, impairment and related charges in the accompanying consolidated statements of operations.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Note 7: Goodwill and Other Intangible Assets

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 (in millions):

	Americas	APAC	EMEA	Total
Balance as of January 1, 2016	$1,108.4	$161.0	$198.2	$1,467.6
Acquisitions	57.4	—	42.9	100.3
Disposals	(5.1)	(2.7)	—	(7.8)
Measurement period adjustments	(4.9)	110.5	0.3	105.9
Effect of movements in exchange rates	—	(20.7)	(36.7)	(57.4)

Balance as of December 31, 2016	$1,155.8	$248.1	$204.7	$1,608.6

Acquisitions	93.8	—	20.9	114.7
Measurement period adjustments	(0.7)	—	(2.2)	(2.9)
Effect of movements in exchange rates	0.8	18.5	25.6	44.9

Balance as of December 31, 2017	$1,249.7	$266.6	$249.0	$1,765.3

Portions of goodwill are denominated in currencies other than the U.S. dollar, therefore a portion of the movements in the reported book value of these balances is attributable to movements in foreign currency exchange rates.

During the year ended December 31, 2016, management identified additional information about facts that existed as of the original acquisition date related to an unfavorable long term facility management contract. Based on the additional information, the Company recorded additional goodwill of $103.6 million. Additionally, management identified other measurement period adjustments during the year and adjusted the provisional goodwill amounts recognized.

Refer to Note 5: Business Combinations for information about acquisitions and measurement period adjustments.

The following tables summarize the carrying amounts and accumulated amortization of intangible assets (in millions):

		As of December 31, 2017
	Useful Life (in years)	Gross Value	Accumulated Amortization	Net Value
C&W trade name	Indefinite	$546.0	$—	$546.0
Customer relationships	1 – 15	1,211.5	(468.0)	743.5
Other intangible assets	2 – 13	26.9	(10.4)	16.5

Total intangible assets		$1,784.4	$(478.4)	$1,306.0

		As of December 31, 2016
	Useful Life (in years)	Gross Value	Accumulated Amortization	Net Value
C&W trade name	Indefinite	$546.0	$—	$546.0
Customer relationships	1 – 15	1,132.0	(280.8)	851.2
Other intangible assets	2 – 13	26.3	(6.5)	19.8

Total intangible assets		$1,704.3	$(287.3)	$1,417.0

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their useful lives. Amortization expense was $180.2 million, $179.6 million and $109.0 million for the years ended December 31, 2017, 2016 and 2015, respectively. The estimated annual future amortization expense for each of the years ending December 31, 2018 through December 31, 2022 is $184.6 million, $179.6 million, $129.8 million, $44.3 million and $42.0 million, respectively. See Note 5: Business Combinations for information on intangible assets acquired during the years ended December 31, 2017, 2016 and 2015.

For the years ended December 31, 2017, 2016 and 2015, the annual impairment assessment of goodwill has been completed resulting in no impairment, as the estimated fair value of each of the identified reporting units was in excess of their carrying value.

No impairments of intangible assets were recorded for the years ended December 31, 2017 and 2016. For the year ended December 31, 2015, an impairment charge of $143.8 million was recorded in Restructuring, impairment and related charges in the consolidated statements of operations related to the DTZ trade name intangible asset, within the EMEA region. For the entities continuing to use the DTZ trade name, the Company records amortization expense on a straight-line basis over the useful life of seven years. All other trademarks and trade names are not amortized as they are considered to have indefinite useful lives.

Note 8: Investments Accounted for Using the Equity Method

The Company follows the equity method of accounting for joint ventures and investments in which it has significant influence, but not control, over the financial and operating policies. The table below provides details of interests in entities accounted for using the equity method of accounting.

Name	Principal place of business	Principal activities	Interests Held as of	Total Consolidated Investment Carrying Amount (in millions) as of
			December 31, 2017 and 2016	December 31, 2017	December 31, 2016
Equity accounted investees	EMEA	Property advisory, integrated real estate management services, investment services	20% - 50%	7.9	7.6

				$7.9	$7.6

Dividends received from investments accounted for using the equity method were $1.0 million, $6.3 million and $5.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

During 2016 and 2017, the Company acquired the remaining unowned portions of certain investments. Prior to these transactions, the Company owned 50% of the investments and accounted for activity using the equity method. Refer to Note 5: Business Combinations for more information.

Note 9: Derivative Financial Instruments and Hedging Activities

Interest Rate Risk Management

The Company is exposed to certain risks arising from both business operations and economic conditions, including interest rate risk. The Company manages interest rate risk primarily by managing the

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

amount, sources and duration of debt funding and by using derivative financial instruments. Derivative financial instruments are used to manage differences in the amount, timing and duration of known or expected cash payments principally related to borrowings under the Credit Agreements (as defined in Note 10: Long-term Debt and Other Borrowings). As the Credit Agreements bear floating interest rates, the Company’s objective in using interest rate derivatives is to effectively manage the majority of its floating rate debt obligations to fixed interest rates, thereby mitigating the impact of interest rate changes on its earnings and cash flows. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of the overall interest rate risk management strategy.

In January 2015, the Company entered into five interest rate swap agreements and one interest rate cap agreement, expiring in October 2019. In December 2015, the Company entered into three additional interest rate cap agreements with effective dates in February 2016, all of which matured May 2017. In July 2016, the Company entered into five interest rate cap agreements, three with effective dates of May 2017, one with an effective date of July 2016, and one with an effective date of August 2016 expiring in May 2021, which were terminated in 2017 as discussed below. In August 2017, the Company entered into two interest rate cap agreements that became effective in the month of trade, expiring August 2021. The Company immediately designated each of these instruments as cash flow hedges.

In February 2017, the Company elected to terminate and monetize the five interest rate cap agreements originally transacted in July 2016 and received a $26.6 million cash settlement in exchange for its net hedge asset. Amounts relating to these terminated derivatives recorded in Accumulated other comprehensive income on the consolidated balance sheets will be amortized into earnings over the remaining life of the original contracts, which were scheduled to expire between May 2021 and August 2021. Subsequently, the Company entered into five identical interest rate cap agreements, three expiring May 2021, one expiring July 2021 and one expiring August 2021.

The purpose of these agreements is to hedge potential changes to cash flows due to the variable nature of interest rates in the Credit Agreements. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. There was no hedge ineffectiveness related to interest rate swap and cap agreements for the years ended December 31, 2017, 2016 and 2015. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in Accumulated other comprehensive loss on the consolidated balance sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. As of December 31, 2017 and 2016, there were $26.9 million and $19.8 million in pre-tax gains, respectively, included in Accumulated other comprehensive loss related to these agreements, which will be reclassified to Interest expense as interest payments are made in accordance with the Credit Agreements. During the next twelve months, the Company estimates that gains of $5.1 million (pre-tax) will be reclassified to Interest expense.

Foreign Exchange Risk Management

The Company has intercompany loans with, external loans payable by and investments in foreign subsidiaries that have a functional currency other than the U.S. dollar. Accordingly, the Company is exposed to risks arising from changes in foreign currency exchange rates. To manage these risks, the Company enters into derivative financial instruments, primarily cross currency interest rate swaps. The purpose of these instruments is to mitigate gains or losses as a result of remeasurement of loans and manage the value of investments in foreign subsidiaries.

The Company has seven cross-currency interest rate swap agreements, expiring in October 2019. Two of these cross-currency interest rate swaps were designated as a net investment hedge of foreign investment in a Singapore subsidiary. The remaining five swaps were designated as cash flow hedges. The ineffective portion of

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

the change in fair value of the derivatives are recognized directly in earnings. The Company did not recognize any income or loss due to hedge ineffectiveness for the years ended December 31, 2017 and 2016. For the year ended December 31, 2015, $1.8 million in losses were recognized in Other income/(expense), net due to hedge ineffectiveness. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow or net investment hedges is recorded in Accumulated other comprehensive loss on the consolidated balance sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. As of December 31, 2017 and 2016, there was a $3.4 million loss and $1.0 million gain (pre-tax), respectively, included in Accumulated other comprehensive loss on the consolidated balance sheets related to these agreements, which will be reclassified to Operating, administrative and other as remeasurement of the principal balance of the hedged intercompany debt or net investment is recognized in earnings. During the next twelve months, the Company estimates that losses of $0.2 million (pre-tax) will be reclassified to Operating, administrative and other.

The following table presents the fair value of derivatives as well as their classification on the consolidated balance sheets as of December 31, 2017 and 2016 (in millions):

		December 31, 2017		December 31, 2016
		Assets	Liabilities	Assets	Liabilities
Derivative Instrument	Notional	Fair Value	Fair Value	Fair Value	Fair Value
Designated:
Cash flow hedges:
Cross-currency interest rate swaps	$137.3	$7.1	$0.4	$18.8	$—
Interest rate swaps	135.0	0.5	—	—	0.6
Interest rate caps	2,035.0	8.9	—	28.5	2.6
Net investment hedges:
Foreign currency net investment hedges	29.9	—	0.7	2.6	—
Non-designated:
Foreign currency forward contracts	277.5	0.8	2.2	2.0	0.3

The fair value of derivative assets are included within Other non-current assets and the fair value of derivative liabilities are included within Other non-current liabilities on the consolidated balance sheets. The Company does not net derivatives on the consolidated balance sheets.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The following table presents the effect of derivatives designated as hedges on the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015, net of applicable income taxes:

(in millions)	Beginning Accumulated Other Comprehensive Loss (Gain)	Amount of Loss (Gain) Recognized in Other Comprehensive Loss on Derivatives (Effective Portion)	Amount of (Loss) Gain Reclassified from Accumulated Other Comprehensive Loss into Income Statement (Effective Portion)	Ending Accumulated Other Comprehensive Loss (Gain)
For the Year Ended December 31, 2015
Foreign currency cash flow hedges	$—	$(6.7)	$6.8	$0.1
Foreign currency net investment hedges	—	(2.3)	—	(2.3)
Interest rate cash flow hedges	—	5.9	(1.2)	4.7

	—	(3.1)[1]	5.6 [2]	2.5

For the Year Ended December 31, 2016
Foreign currency cash flow hedges	$0.1	$(13.2)	$14.0	$0.9
Foreign currency net investment hedges	(2.3)	0.4	—	(1.9)
Interest rate cash flow hedges	4.7	(18.2)	(2.9)	(16.4)

	2.5	(31.0)[1]	11.1 [2]	(17.4)

For the Year Ended December 31, 2017
Foreign currency cash flow hedges	0.9	11.0	(9.7)	2.2
Foreign currency net investment hedges	(1.9)	2.6	—	0.7
Interest rate cash flow hedges	(16.4)	1.0	(7.1)	(22.5)

	$(17.4)	$14.6 [1]	$(16.8)[2]	$(19.6)

(1)	Amount is net of related income tax (benefit) expense of $(2.9) million, $5.2 million and $0.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.
(2)	Amount is net of related income tax benefit (expense) of $3.7 million, $(1.9) million and $0.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Losses of $8.4 million, $2.9 million, and $1.2 million were reclassified into earnings during the periods ended December 31, 2017, 2016 and 2015, respectively, and gains of $1.3 million, $0.0 million and $0.0 million were reclassified into earnings during the periods ended December 31, 2017, 2016, and 2015, respectively, relating to interest rate hedges and were recognized in Interest expense on the consolidated statements of operations.

Losses of $0.1 million, gains of $0.2 million and losses of $0.5 million were reclassified into earnings during the periods ended December 31, 2017, 2016 and 2015, respectively, relating to foreign currency cash flow hedges and were recognized in Interest expense.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Losses of $9.6 million and gains of $13.8 million and $7.3 million were reclassified into earnings during the periods ended December 31, 2017, 2016 and 2015, respectively, relating to foreign currency cash flow hedges and were recognized in Operating, administrative and other.

As of December 31, 2017 and 2016, the Company has not posted and does not hold any collateral related to these agreements. Additionally, the Company’s foreign operations expose it to fluctuations in foreign exchange rates. These fluctuations may impact the value of cash receipts and payments in terms of functional currency. The Company enters into short-term forward contracts to mitigate the risk of fluctuations in foreign currency exchange rates that would adversely impact some of the Company’s foreign currency denominated transactions. Hedge accounting was not elected for any of these contracts. As such, changes in the fair values of these contracts are recorded directly in Operating, administrative and other expense. There were losses of $3.1 million, gains of $1.7 million and losses of $0.3 million included in the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, the Company had 24 and 19 foreign currency exchange forward contracts outstanding covering a notional amount of $277.5 million and $201.1 million, respectively. As of December 31, 2017 and 2016, the fair value of forward contracts disclosed above were included in Other current assets and Other current liabilities on the consolidated balance sheets. The Company does not net these derivatives on the consolidated balance sheets.

Note 10: Long-term Debt and Other Borrowings

Long-term debt consisted of the following (in millions):

	As of December 31, 2017	As of December 31, 2016
Collateralized:
First Lien Loan, as amended, net of unamortized discount and issuance costs of $44.6 million and $55.2 million	$2,341.1	$2,354.9
Second Lien Loan, as amended, net of unamortized discount and issuance costs of $10.0 million and $6.6 million	460.0	263.4
Capital lease liabilities (see Note 15)	15.3	10.3
Notes payable to former shareholders	21.2	25.5
Other loans and promissory notes	—	2.3

Total long-term debt	2,837.6	2,656.4
Less current portion	(53.6)	(31.8)

Total non-current long-term debt	$2,784.0	$2,624.6

The Company had overdrafts of $5.9 million and $3.7 million as of December 31, 2017 and 2016.

First Lien Loan

On November 4, 2014, certain of our subsidiaries, DTZ U.S. Borrower, LLC (the “U.S. Borrower”) and DTZ Aus Holdco Pty Limited (the “Australian Borrower” and together with the U.S. Borrower, the “Borrowers”) and DTZ UK Guarantor Limited, as guarantor (the “UK Guarantor”), entered into a $950.0 million first lien credit agreement (the “First Lien Credit Agreement” or “First Lien”), comprised of a $750.0 million term loan (as increased from time to time, the “First Lien Loan”) and a $200.0 million revolving facility (as increased from time to time, the “Revolver”). Total proceeds of $713.5 million (net of $11.3 million stated discount and $25.2 million in debt issuance costs) were received.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The First Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 2.25% or the Eurodollar Rate plus 3.25%. The Base Rate is defined as the highest of the (1) Federal Funds Rate plus 0.50%, (2) Prime Rate (as defined in the First Lien Credit Agreement) or (3) Eurodollar Rate of one month plus 1.00%. The Eurodollar Rate is defined as adjusted LIBOR subject to a floor, in the case of the First Lien Loan, of 1.00%. The First Lien Loan matures on November 4, 2021. The weighted average effective interest rate for the First Lien Loan was 4.79% as of December 31, 2017 and 2016.

The First Lien Credit Agreement requires quarterly principal payments equal to 0.25% of the aggregate principal amount of the First Lien Loan, including incremental borrowings. The Borrowers are also required to make mandatory prepayments on the outstanding First Lien Loan in an aggregate principal amount equal to:

•	50% of excess cash flow, as defined in the First Lien Credit Agreement, as amended, less any principal prepayments of First Lien Loan and Revolver borrowings (to the extent accompanied by a corresponding termination of commitments) made for the year then ended and less any prepayment made pursuant to the Second Lien Credit Agreement (as described below), subject to certain other exceptions and deductions. The percentage is reduced to 25% of excess cash flow if the First Lien Net Leverage Ratio, as defined in the First Lien Credit Agreement, is less than or equal to 3.75 to 1.00, but greater than 3.25 to 1.00, and it is reduced to 0% if the First Lien Net Leverage Ratio is less than or equal to 3.25 to 1.00.

•	100% of the net cash proceeds, subject to certain exceptions and reinvestment rights, from certain asset sales or insurance recoveries.

•	100% of the net cash proceeds from debt issuances, other than debt permitted under the Credit Agreements.

On September 1, 2015, the First Lien Credit Agreement was amended (the “Amended First Lien Credit Agreement”). Under the Amended First Lien Credit Agreement, the Borrowers refinanced the outstanding principal of $746.3 million under the First Lien Loan, borrowed an additional approximately $1.1 billion under the First Lien Credit Agreement, and increased the available borrowing capacity under the Revolver by $175.0 million. The Amended First Lien Credit Agreement reduced the applicable margin on the Base Rate and Eurodollar Rate to 2.25% and 3.25%, respectively.

The Company evaluated the terms of the Amended First Lien Credit Agreement to determine if the refinancing should be accounted for as a modification or an extinguishment on a lender by lender basis. The change in present value of future cash flows for First Lien Loan lenders that remained in the syndication was less than 10% and, accordingly, the Company accounted for unamortized First Lien Loan issuance costs and fees incurred for such loans under the Amended First Lien Credit Agreement for these lenders as a debt modification. Certain lenders in the First Lien Loan syndication did not invest in the new loans issued under the Amended First Lien Credit Agreement. The Company accounted for unamortized First Lien Loan issuance costs for these lenders as an extinguishment.

Prior to the refinancing, the balance of unamortized issuance costs related to the First Lien Loan was $33.1 million. Fees allocated to lenders that did not participate in the new loans issued under the Amended First Lien Credit Agreement of $3.3 million were expensed and included in Interest expense in the consolidated statements of operations. The remaining unamortized issuance costs continued to be deferred as a reduction of the loan balance.

The Borrowers incurred $35.9 million in total fees related to the Amended First Lien Credit Agreement. The Borrowers paid $10.6 million in fees to lenders. New fees paid to creditors were recorded as a reduction to

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

the loan balance in accordance with modification accounting. The Borrowers paid $25.3 million in fees to third parties, which were allocated to each lender on a pro-rata basis. The third party fees of $8.9 million allocated to new lenders were reported as a reduction to the loan balance. Third party fees of $16.4 million allocated to original lenders that remained in the syndication were expensed and included in Interest expense in the consolidated statements of operations.

On December 22, 2015, the Borrowers obtained incremental term commitments in an aggregate amount of $75.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 3”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments associated with First Lien Amendment No. 3 were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $72.1 million (net of $1.5 million stated discount and $1.4 million in debt issuance costs) were received.

On June 14, 2016, the Borrowers obtained incremental term commitments in an aggregate amount of $350.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 5”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments associated with First Lien Amendment No. 5 were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $342.1 million (net of $2.6 million stated discount and $5.3 million in debt issuance costs) were received.

The Company evaluated the terms of First Lien Amendment No. 5 to determine if the new debt instrument should be accounted for as a modification or an extinguishment on a lender-by-lender basis. The change in present value of future cash flows for First Lien Loan lenders, as well as participants in the existing loans under the Amended First Lien Credit Agreement and incremental term commitments, that remained in the syndication just prior to the effective date of First Lien Amendment No. 5 was less than 10% and, accordingly, the Company accounted for all prior unamortized debt issuance costs and fees incurred for these lenders as a debt modification.

Prior to the refinancing, the balance of unamortized issuance costs related to the First Lien Loan, Amended First Lien Credit Agreement and subsequent incremental term commitments was approximately $51.3 million. All of the unamortized issuance costs allocated to these lenders continue to be deferred as a reduction of the new loan balance and amortized under the corresponding term of the Amended First Lien Credit Agreement.

The Borrowers incurred $7.9 million in total fees related to First Lien Amendment No. 5. The Borrowers paid $2.6 million in fees to creditors, which were recorded as a reduction to the loan balance in accordance with modification accounting. The Borrowers paid $5.3 million in fees to third parties, which were expensed and included in Interest expense in the consolidated statements of operations.

On November 14, 2016, the Borrowers obtained incremental term commitments in an aggregate amount of $215.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 6”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $210.5 million (net of $1.1 million stated discount and $3.4 million in debt issuance costs) were received.

Proceeds from the November 14, 2016 incremental term commitments were used to prepay, on a pro rata basis, the $210.0 million Second Lien Loan and a portion of the $25.0 million Second Lien incremental term loan. Refer to the discussion below for the Company’s evaluation and determination of the new debt instrument and the associated accounting for unamortized Second Lien Loan and incremental term commitment issuance costs.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The Borrowers incurred $4.5 million in total fees related to First Lien Amendment No. 6. The Borrowers paid $1.1 million in fees to creditors, which were recorded as a reduction to the loan balance in accordance with modification accounting. The Borrowers paid $3.4 million in fees to third parties, which were expensed and included in Interest expense in the consolidated statements of operations.

Second Lien Loan

On November 4, 2014, the Borrowers and the UK Guarantor entered into a $210.0 million second lien credit agreement (the “Second Lien Credit Agreement,” and together with the First Lien Credit Agreement, the “Credit Agreements”), comprised of a $210.0 million term loan (the “Second Lien Loan”). Total proceeds of $197.4 million (net of $4.2 million stated discount and $8.4 million in debt issuance costs) were received.

$450.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 6.75% or the Eurodollar Rate plus 7.75% and $20.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 7.25% or the Eurodollar Rate plus 8.25%. The Base Rate is defined as the highest of the (1) Federal Funds Rate plus 0.50%, (2) Prime Rate (as defined in the Second Lien Credit Agreement) or (3) Eurodollar Rate of one month plus 1.00%. The Eurodollar Rate is defined as adjusted LIBOR subject to a floor of 1.00%. The weighted average effective interest rate for the Second Lien was 8.87% and 9.30% as of December 31, 2017 and 2016, respectively.

The Second Lien Loan matures on November 4, 2022 and is payable on maturity. The mandatory prepayment requirements for the Second Lien Loan are substantially the same as for the First Lien Loan.

On September 1, 2015, the Borrowers borrowed an additional $250.0 million under the Second Lien Credit Agreement. Total proceeds of $243.4 million (net of $5.4 million stated discount and $1.2 million in debt issuance costs) were received. Terms of the Second Lien Credit Agreement were not modified, and there was no refinancing or repayment of any amounts. The additional borrowings bear interest at either the Base Rate plus 6.75% or the Eurodollar Rate plus 7.75%. The Company elected the Eurodollar Rate, resulting in an 8.75% stated interest rate.

On December 22, 2015, the Company obtained incremental term commitments in an aggregate amount of $25.0 million under the Second Lien Credit Agreement, as amended (“Second Lien Amendment No. 3”). Terms of the Second Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same terms and conditions as the Second Lien Credit Agreement. Total proceeds of $24.0 million (net of $0.5 million stated discount and $0.5 million in debt issuance costs) were received.

On November 14, 2016, the First Lien Credit Agreement was amended, as described above. The Borrowers obtained incremental term commitments in an aggregate amount of $215.0 million under First Lien Amendment No. 6 to refinance and prepay, on a pro rata basis, the outstanding principal of $210.0 million under the Second Lien Loan and the $25.0 million incremental term commitments under the Second Lien Credit Agreement, using the new cash proceeds.

The Company evaluated the terms of the Credit Agreements to determine if the refinancing should be accounted for as a modification or an extinguishment on a lender-by-lender basis. The change in present value of future cash flows for all lenders that were participants in the Credit Agreements just prior to the effective date of First Lien Amendment No. 6 was less than 10% and, accordingly, the Company accounted for all prior unamortized debt issuance costs and fees incurred for these lenders as a debt modification.

Prior to the refinancing, the balance of unamortized issuance costs related to the Second Lien Loan and the $25.0 million incremental term commitments was $11.2 million. Unamortized issuance costs allocated to

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

lenders that participated in First Lien Amendment No. 6 of $10.2 million continue to be deferred as a reduction of the new loan balance and amortized under the corresponding term of the Amended First Lien Credit Agreement. Unamortized issuance costs of $1.0 million allocated to lenders that continue to participate in the remaining $20.0 million outstanding balance of the Second Lien term loans continue to be deferred as a reduction of that loan balance and amortized under the corresponding term of the Second Lien Credit Agreement.

On May 19, 2017, the U.S. Borrower obtained incremental term commitments in an aggregate amount of $200.0 million under the Second Lien Credit Agreement, as amended. Terms of the Second Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same terms and conditions as the existing loans under the Second Lien Credit Agreement. Total proceeds of $195.3 million (net of $4.0 million stated discount and $0.7 million in debt issuance costs) were received.

Revolver

The Revolver was established on November 4, 2014 pursuant to the terms included in the First Lien Credit Agreement, as amended, and has an aggregated maximum borrowing limit of $375.0 million. The applicable margins for the Revolver are determined by the First Lien Net Leverage Ratio and range from 3.00% to 3.50% for Base Rate borrowings and 4.00% to 4.50% for Eurodollar Rate borrowings (subject to a 0% LIBOR floor). The Revolver also includes an option to borrow funds under the terms of a swing line loan facility, subject to a sublimit of $10.0 million.

On September 15, 2017, the First Lien Credit Agreement was amended (First Lien Amendment No. 8 and First Lien Amendment No. 9). Under the amended agreement, the Borrowers extended certain commitments of approximately $296.2 million on the Revolver until the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans, with the remaining $78.8 million which was not amended maturing on the previously established date of November 4, 2019. As of December 31, 2017 and 2016, the Borrowers had no outstanding funds drawn under the Revolver, which matures partially on (i) November 4, 2019 and (ii) the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans.

The Revolver also includes capacity for letters of credit equal to the lesser of (a) $220.0 million and (b) any remaining amount not drawn down on the Revolver’s primary capacity. As of December 31, 2017 and 2016, the Borrowers had issued letters of credit with an aggregate face value of $65.5 million and $66.5 million, respectively. These letters of credit were issued in the normal course of business.

The Revolver is also subject to a commitment fee. The commitment fee varies based on the UK Guarantor’s First Lien Net Leverage Ratio. The Borrowers were charged $1.4 million, $1.1 million and $0.7 million of commitment fees during the years ended December 31, 2017, 2016 and 2015, respectively.

Financial Covenants and Terms

As of December 31, 2017, the First Lien Net Leverage Ratio may not exceed 5.50 to 1.00 if more than 35% of the Revolver is utilized (excluding (i) any undrawn letters of credit that are performance guarantees or that backstop obligations of the UK Guarantor or any of its restricted subsidiaries in the ordinary course of business and (ii) any letters of credit that are cash collateralized or backstopped in a manner reasonably satisfactory to the First Lien administrative agent).

The Credit Agreements contain customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. With respect to the negative covenants, these restrictions include, among other things and subject to certain exceptions, restrictions on the UK Guarantor’s and its restricted subsidiaries’ ability to incur additional indebtedness or other contingent obligations, create liens and enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The UK Guarantor and its restricted subsidiaries were in compliance with all of its loan provisions under the Credit Agreements and subsequent amendments as of December 31, 2017 and 2016.

Obligations under the Credit Agreements are collateralized by a first and second lien on substantially all of the assets of the UK Guarantor and its wholly owned subsidiaries organized under the laws of the United States, England and Wales, Australia and Singapore, subject to customary exceptions and carve outs.

Note 11: Employee Benefits

Defined contribution plans

The Company offers a variety of defined contribution plans across the world including, in the U.S., benefit plans pursuant to Section 401(k) of the Internal Revenue Code. For certain plans, the Company, at its discretion, can match eligible employee contributions of up to 100% of amounts contributed up to 3% of an individual’s annual compensation and subject to limitation under federal law. Additionally, the Company sponsors a number of defined contribution plans pursuant to the requirements of certain countries in which it has operations. Contributions to defined contribution plans are charged as an expense as the contributions are paid or become payable and are reflected in Cost of services and Operating, administrative and other on the consolidated statements of operations. Defined contribution plan expense was $27.8 million, $26.3 million and $19.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Defined benefit plans

The Company offers defined benefit plans in certain jurisdictions. In the United Kingdom (“UK”), the Company provides a funded defined benefit plan to certain employees and former employees, and has an obligation to pay unfunded pensions to six former employees or their surviving spouses. The defined benefit plan provides benefits based on final pensionable salary, and has been closed to new members and future accruals since October 31, 2009. Also in the United Kingdom, the Company operates a hybrid pension plan that includes characteristics of both a defined contribution and a defined benefit plan (the “Hybrid Plan”). The Company formally gave notice to freeze this plan effective March 31, 2002 and, subject to certain transitional arrangements, introduced a defined contribution plan for employees from that date.

During the year ended December 31, 2016, the Company acquired the assets and liabilities of a Netherlands defined benefit plan with a net liability of $8.8 million at the acquisition date. In December 2017, the Company elected to curtail and settle the pension plan which resulted in a gain of $10.0 million.

The net liability for defined benefit plans is presented within Other non-current liabilities and is comprised of the following (in millions):

	As of December 31, 2017	As of December 31, 2016
Present value of funded obligations	(222.6)	(274.5)
Fair value of defined benefit plan assets	213.6	243.6

Net liability	$(9.0)	$(30.9)

The Company has no legal obligation to settle the liabilities with an immediate contribution or an additional one-off contribution. The Company intends to continue to contribute to its defined benefit plans at a rate in line with the latest recommendations provided by the plans’ actuaries and trustees.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Total employer contributions expected to be paid for the year ending December 31, 2018 for the UK defined benefit plans are $9.9 million.

Changes in the net liability for defined benefit plans were as follows (in millions):

	As of December 31, 2017	As of December 31, 2016
Change in pension benefit obligations:
Balance at beginning of year	$(274.5)	$(204.2)
Fair value of pension benefit obligation acquired	—	(70.6)
Service cost	(3.3)	(0.8)
Interest cost	(7.2)	(7.1)
Actuarial losses	(7.2)	(39.6)
Benefits paid	16.1	8.7
Curtailments, settlements and terminations	83.2	—
Foreign exchange movement	(29.7)	39.1

Balance at end of year	(222.6)	(274.5)

Change in pension plan assets:
Balance at beginning of year	243.6	185.3
Fair value of pension plan assets acquired	—	61.8
Actual return on plan assets	20.5	33.7
Employer contributions	9.9	6.5
Benefits paid	(16.1)	(8.7)
Curtailments, settlements and terminations	(71.0)	—
Foreign exchange movement	26.7	(35.0)

Balance at end of year	213.6	243.6

Unfunded status at end of year	$(9.0)	$(30.9)

Total amounts recognized in the consolidated statements of operations were as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Service and other cost	$(2.6)	$(0.4)	$—
Interest cost	(7.2)	(7.0)	(5.4)
Expected return on assets	8.9	9.0	6.2
Curtailments, settlements and terminations	9.6	—	—
Amortization of net loss	(0.3)	(0.1)	—

Net periodic pension benefit	$8.4	$1.5	$0.8

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Total actuarial gains and losses recognized in Accumulated other comprehensive loss were as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Cumulative actuarial (losses) gains at beginning of year	$(10.8)	$0.5	$(2.9)
Actuarial gains (losses) recognized during the period, net of tax (1)	3.3	(12.7)	3.4
Amortization of net loss	0.3	0.1	—
Curtailments, settlements and terminations	2.1	—	—
Foreign exchange movement	(1.3)	1.3	—

Cumulative actuarial (losses) gains at end of year	$(6.4)	$(10.8)	$0.5

(1)	Actuarial (losses) gains recognized are reported net of tax (expense) benefit of $(1.1) million, $2.6 million, and $(0.7) million for the years ended December 31, 2017, 2016, and 2015 respectively.

For the year ended December 31, 2017, the Company reclassified losses of $2.1 million out of Accumulated other comprehensive income in relation to the settlement of the Netherlands pension plan. The Company anticipates that $0.1 million of the net actuarial loss in Accumulated other comprehensive loss will be recognized as a component of net periodic pension cost in 2018.

The expected rate of return on plan assets has been calculated by taking a weighted average of the expected return on assets, weighted by the actual asset allocation at each reporting period. The Company uses investment services to assist with determining the overall expected rate of return on pension plan assets. Factors considered in this determination include historical long-term investment performance and estimates of future long-term returns by asset class.

The discount rate is determined using a cash flow matching method and a yield curve which is based on AA corporate bonds with extrapolation beyond 30 years in line with a gilt yield curve to 50 years. For beyond 50 years, due to absence of data, flat forward rates are assumed.

Principal actuarial assumptions	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Discount rate	2.4%	2.5%	3.8%
Expected return on plan assets	4.3%	3.8%	5.1%

The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical market data. A lower discount rate would increase the present value of the benefit obligation. Other changes in actuarial assumptions, such as plan participants’ life expectancy, can also have a material impact on the net benefit obligation.

Major categories of plan assets:	As of December 31, 2017	As of December 31, 2016
Equity instruments	55%	40%
Debt, cash and other instruments	45%	36%
Guaranteed insurance contract	—%	24%

	100%	100%

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

As of December 31, 2017 and 2016, plan assets of $213.6 million and $184.3 million were held within instruments whose fair values can be readily determinable, but do not have regular active market pricing (Level 2). Assets include marketable equity securities in both United Kingdom and United States companies, including U.S. and non-U.S. equity funds. Debt securities consist of mainly fixed income bonds, such as corporate or government bonds. For certain funds, the assets are valued using bid-market valuations provided by the funds’ investment managers. The plans do not invest directly in property occupied by the Company or in financial securities issued by the Company.

For the plan assets related to the Netherlands pension plan, all assets were held in a Guaranteed Insurance Contract (“GIC”). Under a GIC, all accrued benefits are fully insured by the corresponding insurance company holding the funds. The fair value of plan assets is based on the discounted cash flows of the accrued and guaranteed pension benefits through the valuation date. Assets held in the GIC do not have an active market or any significant observable inputs and are therefore considered to be Level 3 instruments. The fair value of such assets at December 31, 2016 was determined to be $59.3 million. As the Netherlands plan was curtailed and settled in December 2017, the Company no longer has any rights to assets or obligations under the plan. The effect of fair value measurements using significant unobservable inputs on changes in plan assets for the year ended December 31, 2016 was immaterial.

The investment strategies are set by the independent trustees of the plans and are established to achieve a reasonable balance between risk and return and to cover administrative expenses, as well as to maintain funds at a level to meet any applicable minimum funding requirements. The actual asset allocations as of December 31, 2017 and 2016 approximate each plan’s target asset allocation percentages and are consistent with the objectives of the trustees, particularly in relation to diversification, risk, expected return, and liquidity.

Expected future benefit payments for the defined benefit pension plans are as follows (in millions):

Year Ending December 31,
2018	$6.8
2019	7.1
2020	7.4
2021	7.3
2022	7.6
From 2023 to 2027	43.5

Other employee liabilities

In conjunction with the acquisition of Cassidy Turley, Inc. on December 31, 2014, an additional payment of $179.8 million will be made on the fourth anniversary of the closing and is tied to continuing employment. This will be recognized as compensation expense over the four years until it is paid. Selling shareholders were given the option to receive the additional payment in the form of the Company’s shares or cash. The cash-settled portion was $105.6 million and $79.5 million as of December 31, 2017 and 2016 and included in Other current liabilities and Other non-current liabilities, respectively. See Note 14: Share-based Payments for additional information and amounts included as stock-based compensation expense for the years ended December 31, 2017 and 2016.

Note 12: Restructuring

From time to time, the Company incurs employee termination benefit charges, which include severance, medical and other benefits, and contract termination and lease charges for restructuring actions. Charges for these

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

restructuring actions were recorded in accordance with FASB guidance on employers’ accounting for post-employment benefits and guidance on accounting for costs associated with exit or disposal activities, as appropriate.

During the years ended December 31, 2017, 2016 and 2015, the Company recorded restructuring charges, primarily resulting from its integration activities surrounding the merger with C&W Group (see Note 1: Organization and Business Overview for more information). All charges were classified as Restructuring, impairment and related charges in the consolidated statements of operations. In all periods, charges primarily consisted of severance and employment-related charges, related primarily to reductions in headcount, and lease exit charges and contract termination.

The following table details the Company’s severance and other restructuring accrual activity in connection with acquisition integration programs (in millions):

	Severance Pay and Benefits	Contract Termination and Other Costs	Total
Balance at January 1, 2015	$—	$—	$—
Restructuring charges	51.5	6.9	58.4
Payments and other[1]	(18.7)	(4.4)	(23.1)

Balance at January 1, 2016	32.8	2.5	35.3
Restructuring charges	18.5	11.0	29.5
Payments and other[1]	(28.8)	(7.5)	(36.3)

Balance at December 31, 2016	22.5	6.0	28.5
Restructuring charges	12.0	16.5	28.5
Payments and other[1]	(8.2)	(11.4)	(19.6)

Balance at December 31, 2017	$26.3	$11.1	$37.4

(1)	Other includes changes in the liability balance due to foreign currency translations.

Of the total ending balance as of December 31, 2017 and 2016, $4.1 million and $33.3 million, and $28.4 million and $0.1 million were recorded as Other current liabilities and Other non-current liabilities, respectively. Further restructuring charges are expected to be recognized in 2018 as the integration is completed.

Note 13: Income Taxes

The significant components of loss before income taxes and the income tax provision from continuing operations are as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
United States	$(231.4)	$(280.3)	$15.7
Other countries	(109.5)	(196.6)	(544.8)

Loss before income tax	$(340.9)	$(476.9)	$(529.1)

United States federal:
Current	$1.4	$(4.9)	$24.2
Deferred	(180.4)	(46.1)	(63.0)

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Total United States federal income taxes	(179.0)	(51.0)	(38.8)

United States state and local:
Current	17.1	2.4	10.1
Deferred	4.6	(4.7)	(3.4)

Total United States state and local income taxes	21.7	(2.3)	6.7

All other countries:
Current	44.4	41.5	21.3
Deferred	(7.5)	(15.6)	(45.5)

Total all other countries income taxes	36.9	25.9	(24.2)

Total income tax benefit	$(120.4)	$(27.4)	$(56.3)

Differences between income tax expense reported for financial reporting purposes and tax expense computed based upon the application of the United States federal tax rate to the reported loss before income taxes are as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Reconciliation of effective tax rate
Loss before income taxes	$(340.9)	$(476.9)	$(529.1)

Taxes at the statutory rate	(119.3)	(166.9)	(185.2)
Adjusted for:
- state taxes, net of the federal benefit	8.7	1.5	(2.3)
- other non-deductible items	(0.5)	8.3	54.8
- foreign tax rate differential	13.1	22.1	15.3
- change in valuation allowance	30.6	79.5	50.6
- impact of repatriation	7.7	19.8	6.6
- uncertain tax positions	11.3	5.2	—
- return to provision adjustments	(14.1)	(5.8)	1.4
- other, net	3.0	8.9	2.5
- U.S. tax reform	(60.9)	—	—

Income tax benefit	$(120.4)	$(27.4)	$(56.3)

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The tax effect of temporary differences that gave rise to deferred tax assets and liabilities are as follows (in millions):

	As of December 31, 2017	As of December 31, 2016
Deferred tax assets
Liabilities	$73.9	$10.0
Deferred expenditures	36.8	62.9
Employee benefits	66.9	79.9
Tax losses / credits	259.7	230.9
Intangible assets	20.1	42.7
Other	7.6	22.5

	465.0	448.9
Less: valuation allowance	(223.3)	(192.7)

Total deferred tax assets	$241.7	$256.2

Deferred tax liabilities
Property, plant and equipment	$(17.4)	$(15.8)
Intangible assets	(285.9)	(497.2)
Other	(24.8)	—

Total deferred tax liabilities	(328.1)	(513.0)

Total net deferred tax liabilities	$(86.4)	$(256.8)

Valuation allowances of $223.3 million and $192.7 million were recorded at December 31, 2017 and 2016, respectively, as it was determined that it was more likely than not that certain deferred tax assets would not be realized. These valuation allowances relate to tax loss carryforwards, other tax attributes and temporary differences that are available to reduce future tax liabilities. Valuation allowances on deferred tax assets were reduced by $17.3 million in the U.S. specifically related to changes in the U.S. tax law discussed below.

The total amount of gross unrecognized tax benefits is $26.3 million and $21.1 million at December 31, 2017 and 2016, respectively. It is reasonably possible that unrecognized tax benefits could change by approximately $0.9 million during the next twelve months. Accrued interest and penalties related to uncertain tax positions are included in the tax provision. The Company accrued interest and penalties of $10.5 million and $8.0 million as of December 31, 2017 and 2016, respectively, net of federal and state income tax benefits as applicable. The provision for income taxes includes expense for interest and penalties of $2.5 million, $8.1 million and $0.4 million in 2017, 2016 and 2015 respectively, net of federal and state income tax benefits as applicable.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Changes in the Company’s unrecognized tax benefits are (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Beginning of year	$21.1	$17.8	$7.3
Increases from prior period tax positions	7.6	9.0	7.3
Decreases from prior period tax positions	(0.7)	(8.5)	—
Decreases from statute of limitations expirations	—	(0.2)	(3.8)
Increases from current period tax positions	4.4	4.9	7.0
Decreases relating to settlements with taxing authorities	(6.1)	(1.9)	—

End of year	$26.3	$21.1	$17.8

The Company is subject to income taxation in various U.S. states and foreign jurisdictions. Generally, the Company’s open tax years include those from 2005 to the present, although audits by taxing authorities for more recent years have been completed or are in process in a number of jurisdictions. As of December 31, 2017, the Company is under examination in the U.S., Belgium, UK, Hungary, India, Indonesia and the Philippines.

On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (“the Tax Act”) was enacted. The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, (i) lowering the U.S. corporate rate from 35% to 21% effective January 1, 2018, (ii) implementing a new tax system on non-U.S. earnings and imposing a one-time repatriation tax (“transition tax”) on earnings of foreign subsidiaries not previously taxed in the U.S. payable over an eight-year period, (iii) limitations on the deductibility of interest expense and executive compensation, (iv) creation of a new minimum tax otherwise known as the Base Erosion Anti-Abuse Tax and (v) a requirement that certain income such as Global Intangible Low-Taxed Income (“GILTI”) earned by foreign subsidiaries be included in U.S. taxable income. U.S. GAAP requires the impact of tax legislation to be recognized in the period in which the law was enacted. A net benefit of approximately $60.9 million was recorded as a discrete item in the Benefit from income taxes for the year ended December 31, 2017 to account for the changes resulting from the Tax Act.

The net benefit of the Tax Act, was comprised of a tax benefit of $124.2 million due to a remeasurement of deferred tax liabilities and a tax expense of $63.3 million due to the transition tax as well as remeasurement of deferred tax assets. In December 2017, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), “Income Tax Accounting Implications of the Tax Cuts and Jobs Act,” which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The remeasurement of the net deferred tax liabilities as well as the transition tax represent provisional amounts and the Company’s current best estimate. The provisional amounts incorporate assumptions that have been made based upon the Company’s current interpretation of the Tax Act and may change as a result of the Company completing further analysis changes in the Company’s interpretations and assumptions, additional regulatory guidance that may be issued and actions the Company may take as a result of the Tax Act. Any adjustments recorded to the provisional amount through the SAB 118 measurement period ending December 31, 2018 will be included in the statement of operations as an adjustment to the tax provision.

Because of the complexity of the new GILTI tax rules, the Company continues to evaluate this provision of the Tax Act and the application of ASC 740, Income Taxes. Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into the Company’s measurement of its deferred taxes (the “deferred method”). The Company’s selection of an accounting policy with respect to the new GILTI tax rules will depend, in part, on analyzing its

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

global income to determine whether it expects to have future U.S. inclusions in taxable income related to GILTI and, if so, what the impact is expected to be. Whether the Company expects to have future U.S. inclusions in taxable income related to GILTI depends on not only the Company’s current structure and estimated future results of global operations, but also its intent and ability to modify its structure. The Company is currently in the process of analyzing its structure and, as a result, is not yet able to reasonably estimate the effect of this provision of the Tax Act. Therefore, the Company has not made any adjustments related to potential GILTI tax in its financial statements and has not made a policy decision regarding whether to record deferred tax on GILTI.

In 2017 the European Commission (“EC”) announced it opened a formal State aid investigation into the group financing exemption contained within the UK controlled foreign corporation (“UK CFC”) rules. The role of the European Union (“EU”) State aid control is to ensure EU Member States do not give some companies a better tax treatment than others and the EU State aid control believes that this UK CFC exemption from an anti-avoidance provision may amount to such a selective advantage. If the EC is successful, the UK would be ordered to recoup from companies the tax benefits derived from the exemption. The Company has relied on this exemption from the UK CFC rules and any perceived benefit through December 31, 2017 could be up to $20.2 million. We ultimately do not believe the EC will prevail in its argument and a reserve has not been provided at this time.

As of December 31, 2017, and 2016, the Company has accumulated $2.3 billion of undistributed foreign earnings. As of December 31, 2017, these earnings do not meet the indefinite reinvestment criteria because such earnings are subject to the mandatory repatriation tax arising from the Tax Act and because the Company does not intend to indefinitely reinvest such earnings. As a result, the Company reversed $39.9 million of its deferred tax liability on undistributed foreign earnings as of December 31, 2017. The remaining deferred tax liability of $5.5 million as of December 31, 2017 relates to income taxes and withholding taxes on potential future distributions of cash balances in excess of working capital requirements.

As of December 31, 2017 and 2016, the Company had available operating loss carryovers of $231.0 million and $205.3 million, respectively, which will begin to expire in 2018, and a foreign tax credit carryover of $28.7 million and $25.6 million, respectively.

The change in deferred tax balances for operating loss carryovers from 2016 to 2017 includes increases from current year losses, and decreases from current year utilization. The jurisdictional location of the operating loss carryover is broken out as follows:

	Amount as of December 31, 2017	Range of expiration dates
United States	$69.3	2019 - 2037
All other countries	161.7	2018 - indefinite

Total	$231.0

Valuation allowances have been provided with regard to the tax benefit of certain net operating loss and tax credit carryovers, for which it has been concluded that it is more likely than not that the deferred tax asset will not be realized. Management assesses the positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over a three-year period ended December 31, 2017. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections for future growth.

On the basis of this evaluation, valuation allowances were increased in 2017 by $30.6 million primarily due to increases in cumulative losses over a three year period and changes in U.S. tax law and in 2016 by

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

$79.5 million, primarily due to an increase in cumulative losses over a three-year period. The amount of the deferred tax asset, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company’s projections for growth.

Note 14: Share-based Payments

In May 2015, the Company adopted the Management Equity Incentive Plan (the “MEIP”), which authorized an unspecified number of equity awards for the Company’s ordinary shares to be granted to certain senior executives and management. The Company also issues individual grants of share-based compensation awards, subject to board approval, for purposes of recruiting and as part of its overall compensation strategy. The Company has granted both stock options and Restricted Stock Units (“RSUs”).

Stock Options

The Company has granted time-based options and performance-based options. Both time-based and performance-based options expire ten years from the date of grant and are classified as equity awards.

Time-Based Options

Time-based options vest over the requisite service period, which is generally two to five years. The compensation cost related to time-based options is recognized over the requisite service period using the graded-vesting method. In accordance with ASU 2016-09, the Company will no longer estimate forfeitures, but instead record actual forfeiture activity as it occurs.

The fair value of time-based options granted during 2017, 2016 and 2015 was $0.50, $0.50 and $0.42 per option, respectively. As there were multiple option grants during 2017 and 2016, assumptions below are calculated using a weighted average based on total shares issued. Fair value of time-based options was determined using the Black-Scholes model using the following assumptions:

	2017	2016	2015
Exercise price	$1.70	$1.23	$1.00
Expected option life (in years)	5.5 years	6.3 years	6.3 years
Risk-free interest rate	2.3%	1.8%	1.9%
Historical volatility rate	26.9%	31.9%	41.3%
Dividend yield	—%	—%	—%

The weighted average exercise prices of the time-based options granted during 2017, 2016 and 2015, respectively, are $1.70, $1.23 and $1.00, which approximates the fair value of a limited liability share on the grant date. Because the Company has limited historic exercise behavior, the simplified method was used to determine the expected option life, which is calculated by averaging the contractual term and the vesting period. The risk-free interest rate is based on zero-coupon risk-free rates with a term equal to the expected option life. The historical volatility rate is based on the average historical volatility of a peer group over a period equal to the expected option life. The dividend yield is 0% as the Company has not paid any dividends nor does it plan to pay dividends in the near future.

In December 2017, the Company provided the ability for certain individuals to convert a specified number of performance-based options to time-based options which will vest over the course of the next two years, with the first tranche vesting as of the grant date. In total, 13.3 million options were modified as part of

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

this arrangement. Per ASC 718, the Company recorded incremental expense of $2.3 million during the year ended December 31, 2017 for the modified shares. As the performance condition of the modified options was not considered probable, no expense had been recorded to date prior to the modification.

The tables below summarize the Company’s outstanding time-based stock options (in millions, except for per share amounts):

	Time-Based Options
	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2015	—	$—	—	$—
Granted	16.3	1.00	9.4	3.3

Outstanding at December 31, 2015	16.3	$1.00	9.4	$3.3

Granted	6.2	1.23
Forfeited	(0.2)	1.20

Outstanding at December 31, 2016	22.3	$1.07	8.6	$14.2

Granted	0.7	1.70
Granted through modification	13.3	1.70
Exercised	(0.0)	1.20
Forfeited	(1.0)	1.18

Outstanding at December 31, 2017	35.3	$1.31	8.5	$13.8

Exercisable at December 31, 2017	4.0	$1.05	2.1	$2.8

Total recognized compensation cost related to these stock option awards was $4.1 million, $3.4 million and $2.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. At December 31, 2017, the total unrecognized compensation cost related to non-vested time-based option awards was $6.0 million, which is expected to be recognized over a weighted-average period of approximately 2.1 years.

Performance-Based Options

Vesting of the performance-based options is triggered by both a performance condition (a change in control or a liquidity event as defined in the award agreement) and a market condition (attainment of specified returns on capital invested by the majority stockholder). Vesting may be accelerated if certain return levels are achieved within defined time frames.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The fair value of performance-based options granted during 2017, 2016 and 2015 was $0.22, $0.14 and $0.13 per option, respectively. As the performance-based options contain a market condition, the Company has determined the fair value of these options using a Monte Carlo simulation model, which used the following assumptions:

	Performance-Based Options
	2017	2016	2015
Exercise price	$1.70	$1.23	$1.00
Expected term (1)	1.2 years	1.9 years	4.0 years
Risk-free interest rate (2)	0.4% to 1.5%	0.4% to 1.5%	1.0% to 1.6%
Historical volatility rate	25.4% to 29.0%	25.4% to 29.0%	31.2%
Dividend yield	—%	—%	—%

(1)	The expected term is an average expected term. The expected term assumption is based on an expected liquidity date probability distribution over the course of the next two to four years.
(2)	The rate used for the awards granted in 2017, 2016 and 2015 is based on zero-coupon risk-free rates with a term equal to the expected term. The resulting rates range from 0.4% to 1.6%.

The performance condition will not be considered probable until a qualifying change in control, sale or liquidation of the Company occurs. As such, the Company has not recognized any compensation cost related to the performance-based options. Upon such an event, the Company will recognize compensation expense for the portion vested based on the fair value measurement as of the grant date.

The tables below summarize the Company’s outstanding performance-based stock options (in millions, except for per share amounts):

	Performance-Based Options
	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2015	—	$—	—	$—
Granted	23.7	1.00	9.4	4.7

Outstanding at December 31, 2015	23.7	$1.00	9.4	$4.7

Granted	12.4	1.23
Forfeited	(0.4)	1.20

Outstanding at December 31, 2016	35.7	$1.09	8.6	$22.2

Exercisable at December 31, 2016	—	—	—	—

Granted	1.5	1.70
Modified (1)	(13.3)	1.11
Forfeited	(7.5)	1.05

Outstanding at December 31, 2017	16.4	$1.12	7.8	$9.5

Exercisable at December 31, 2017	—	$—	—	$—

(1)	As discussed above, 13.3 million shares were converted to time-based options during December 2017.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

At December 31, 2017, the total unrecognized compensation cost related to non-vested performance-based option awards was $3.2 million, which will be recognized once the performance condition is met.

Restricted Stock Units

Co-Investment RSUs

In 2017, 2016 and 2015 the Company offered certain management employees two options to purchase or otherwise acquire shares. Management may purchase shares with cash, or they may elect to receive RSUs in lieu of all or a portion of their targeted cash bonus under the target Annual Incentive Plan (“AIP”). Participants choosing to receive RSUs under the AIP were granted a fixed number of RSUs based upon the fair value of an equity share at the grant date. 50% of the RSUs will vest on the annual AIP payment date in March of the following year, and the remaining 50% will vest one year later. If an individual’s actual bonus does not meet the total level of RSUs elected, any shortfall of shares will be forfeited. The Company recognizes compensation cost over the requisite service period using the graded vesting method. Since the co-investment RSUs are classified as equity awards, the fair value of the RSUs is the fair value of a limited liability share at the grant date. There are no vesting terms for shares purchased with cash, and as such, these awards are not considered compensation and are accounted for as an equity issuance.

Time-Based and Performance-Based RSUs

The Company may award certain individuals with RSUs. Time-based RSUs contain only a service condition, and the related compensation cost is recognized over the requisite service period of between two years and five years using the graded vesting method. The Company has determined the fair value of time-based RSUs as the fair value of a limited liability share on the grant date. For any shares granted to non-employees, the expense is adjusted for any changes in fair value at the end of each reporting period under the guidance in ASC 505-50.

Certain RSUs granted during the year ended December 31, 2016 included a contingent put option which is exercisable by the holder; such awards are liability classified. All other shares granted have been determined to be equity instruments and are recorded into equity based on the graded vesting method noted above.

Performance-based RSUs vest upon the achievement of a performance condition (change of control or liquidity event as defined in the award agreements) and a market condition (specified return upon the completion of a change of control or liquidity event). As the performance-based RSUs contain a market condition, the fair value of performance-based RSUs at the grant date is determined using a Monte Carlo simulation using the assumptions described above. No performance based RSUs were granted during 2017 and 2016. The fair value of performance-based RSUs granted during the year ended December 31, 2015 ranged from $0.10 per award to $0.51 per award. The performance condition will not be considered probable until a qualifying change in control, sale or liquidation of the Company occurs. As such, the Company has not recognized any compensation cost related to the performance-based RSUs. Upon such an event, the Company will recognize compensation expense for the portion vested based on the fair value measurement as of the grant date.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The following table summarizes the Company’s outstanding RSUs (in millions, except for per share amounts):

	Co-Investment RSUs		Time-Based RSUs		Performance-Based RSUs
	Number of RSUs	Weighted Average Fair Value per Share	Number of RSUs	Weighted Average Fair Value per Share	Number of RSUs	Weighted Average Fair Value per Share
Unvested at January 1, 2015	—	$—	—	$—	—	$—
Granted	4.6	1.00	12.1	1.14	25.2	0.15
Vested	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Unvested at December 31, 2015	4.6	$1.00	12.1	$1.14	25.2	$0.15

Granted (1)	2.9	1.23	71.0	1.36	—	—
Vested	—	—	(6.7)	1.20	—	—
Forfeited	(0.1)	1.20	(0.2)	1.20	—	—

Unvested at December 31, 2016	7.4	$1.09	76.2	$1.34	25.2	$0.15

Granted	0.5	1.70	4.9	1.70	—	—
Vested	(0.5)	1.20	(8.8)	1.18	—	—
Forfeited	(0.0)	1.20	(1.7)	1.22	—	—

Unvested at December 31, 2017	7.4	$1.13	70.6	$1.35	25.2	$0.15

(1)	In November 2016, 18.2 million shares granted were liability classified.

The following table summarizes the Company’s compensation expense related to RSUs (in millions, except for vesting term):

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015	Unrecognized at December 31, 2017	Weighted Average Vesting Term (years)
Time-Based RSUs	$22.8	$34.4	$2.6	$34.8	2.8
Co-Investment RSUs	1.3	3.2	1.5	0.4	0.2
Performance-Based RSUs	—	—	—	3.7

Equity classified compensation cost	$24.1	$37.6	$4.1	$38.9	2.6
Liability classified compensation cost	6.2	1.3	—	23.5	3.8

Total RSU stock-based compensation cost	$30.3	$38.9	$4.1	$62.4	2.8

Total unrecognized compensation cost related to non-vested performance-based RSUs will be recognized once the performance condition is met.

In conjunction with the C&W Group merger, the Company settled unvested RSUs issued by C&W for $8.5 million. This payment was treated as a separate transaction from the merger and was recognized as stock-based compensation expense in the year ended December 31, 2015.

Cassidy Turley - Deferred Purchase Obligation

Certain selling shareholders of Cassidy Turley chose to receive 76.8 million shares, in lieu of a portion of their deferred cash payment, including 47.2 million shares to employees and 29.6 million shares to non-employees (independent contractors), the issuance of which is based on fulfillment of a future service requirement. Refer to Note 11: Employee Benefits for further discussion.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The following table summarizes the Company’s expense related to the deferred purchase obligation (the “DPO”) for those who elected to receive their consideration in shares (in millions):

	Deferred Purchase Obligation Compensation Cost
	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Employees	$9.5	$10.8	$16.2
Non-Employees	13.7	15.3	9.4

Total DPO Expense	$23.2	$26.1	$25.6

The expense for non-employees is adjusted for changes in fair value of a limited liability share each reporting period. During 2015, the fair value of a share increased from $1.00 per share to $1.20 per share. During 2016, the fair value of a share increased from $1.20 per share to its current value of $1.70 per share.

Note 15: Commitments and Contingencies

Lease commitments and purchase obligations

The Company has entered into commercial operating leases on certain office premises and motor vehicles. There are no financial restrictions placed upon the lessee by entering into these leases. Total net rent expense was $145.7 million, $138.5 million and $82.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. These amounts are net of sublease income of $12.7 million, $13.9 million and $8.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Additionally, the Company has entered into capital leases as a means of funding the acquisition of furniture and equipment and acquiring access to property and vehicles. Rental payments are generally fixed, with no special terms or conditions.

Long-term debt is comprised of the First Lien Loan, the Second Lien Loan and other loans. The details of the Credit Agreements are discussed in Note 10: Long-term Debt and Other Borrowings.

As of December 31, 2017, the obligations described above as well as the aggregate maturities of long-term debt are as summarized below (in millions):

	Operating Leases	Capital Leases	Long-term Debt	Total
2018	$146.5	$8.2	$45.4	$200.1
2019	132.7	4.5	24.5	161.7
2020	116.6	2.0	24.5	143.1
2021	96.0	0.5	2,312.5	2,409.0
2022	134.5	0.1	470.0	604.6
Thereafter	217.7	—	—	217.7

	$844.0	$15.3	$2,876.9	$3,736.2

Future minimum lease payments are net of total sub-lease rental income of $67.6 million. Capital lease obligations are shown net of $0.6 million of interest charges.

See Note 5: Business Combinations, Note 17: Fair Value Measurements and Note 11: Employee Benefits for further information on obligations related to deferred acquisition consideration, earn-out liabilities and projected payments associated with post-retirement benefit plans.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Guarantees

The Company’s guarantees primarily relate to requirements under certain client service contracts and have arisen through the normal course of business. These guarantees have both open and closed-ended terms; with remaining closed-ended terms up to 10 years and maximum potential future payments of approximately $49.2 million in the aggregate, with none of these guarantees being individually material to the Company’s operating results, financial position or liquidity. The Company’s current expectation is that future payment or performance related to non-performance under these guarantees is considered remote.

Contingencies

In the normal course of business, the Company is subject to various claims and litigation. Many of these claims are covered under the Company’s current insurance programs, subject to self-insurance levels and deductibles. The Company is also subject to threatened or pending legal actions arising from activities of contractors. Such liabilities include the potential costs to settle litigation. A liability is recorded for the potential costs of carrying out further works based on known claims and previous claims history, and for losses from litigation that are probable and estimable. A liability is also recorded for the Company’s IBNR claims, based on assessment using prior claims history. Claims liabilities are presented within Other current liabilities and Other non-current liabilities. As of December 31, 2017 and 2016, contingent liabilities recorded within Other current liabilities were $88.5 million and $71.8 million, respectively and contingent liabilities recorded within Other non-current liabilities were $29.4 million and $47.3 million, respectively. These contingent liabilities are made up of E&O claims, workers’ compensation insurance liabilities, and other claims and contingent liabilities. At December 31, 2017 and 2016, E&O claims were $54.1 million and $72.8 million, respectively, and workers’ compensation liabilities were $63.8 million and $46.3 million, respectively, included within Other current and non-current liabilities in the accompanying consolidated balance sheets. The Company recognizes that the ultimate outcome of these claims may differ from the estimates recorded at the date of this report, therefore the settlement of these matters may result in payments materially in excess of the amounts recorded.

For a portion of these liabilities, the Company had indemnification assets as of December 31, 2017 and 2016, totaling $18.2 million and $26.2 million, respectively. The indemnification periods for all related agreements ended before December 31, 2017. Recoveries not yet received under any expired indemnification agreements are expected to be settled in cash during 2018. The Company had insurance recoverable balances as of December 31, 2017 and 2016, totaling $17.6 million and $13.7 million.

Note 16: Related Party Transactions

TPG and PAG provide management and transaction advisory services to the Company pursuant to a management services agreement. For the years ended December 31, 2017, 2016 and 2015, the Company paid $0.9 million, $0.7 million and $11.3 million of transaction advisory fees related to integration activities in 2017 and 2016 and merger and acquisition activity in 2015. Additionally, the Company pays an annual fee of $4.3 million, payable quarterly, for management advisory services. The management services agreement matures on December 31, 2024, though it is subject to automatic termination immediately prior to the earlier of a successful initial public offering or a sale unless otherwise agreed by both TPG and PAG.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Transactions with equity accounted investees

Aggregate amounts included in the determination of income before income taxes that resulted from transactions with equity accounted investees were as follows (in millions):

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Sale of services	$0.5	$1.2	$1.9
Purchase of services	0.1	0.8	2.9

As of December 31, 2017, and 2016, the Company had no significant receivables or payables with equity accounted investees.

Receivables from affiliates

As of December 31, 2017 and 2016, the Company had receivables from affiliates of $34.1 million and $23.0 million and $232.8 million and $203.5 million that are included in Prepaid expenses and other current assets and Other non-current assets, respectively. These amounts primarily represent prepaid commissions, retention and sign-on bonuses to brokers and other items such as travel and other advances to employees.

Note 17: Fair Value Measurements

The Company measures certain assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants on the measurement date. In addition, ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are based on unobservable inputs in which there is little or no market data.

There were no transfers among levels of valuations during the years ended December 31, 2017 or 2016.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, deferred purchase price receivable (“DPP”), restricted cash, accounts payable and accrued expenses, short-term borrowings, long-term debt, earn-out liabilities, interest rate swaps and foreign exchange contracts. The estimated fair value of cash and cash equivalents, trade and other receivables, and accounts payable and accrued expenses approximate their carrying amounts due to the short maturity of these instruments.

We estimated the fair value of external debt to be $2.8 billion and $2.7 billion as of December 31, 2017 and 2016, respectively. These instruments were valued using dealer quotes that are classified as Level 2 inputs in the fair value hierarchy. The gross carrying value of our debt was $2.9 billion and $2.7 billion as of December 31, 2017 and 2016, which excludes debt issuance costs. See Note 10: Long-term Debt and Other Borrowings for additional information.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The estimated fair values of interest rate swaps and foreign currency forward contracts and net investment hedges are determined based on the expected cash flows of each derivative. The valuation method reflects the contractual period and uses observable market-based inputs, including interest rate and foreign currency forward curves.

Recurring Fair Value Measurements

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2017 and 2016, with the exception of defined benefit plan assets, which are separately disclosed in Note 11: Employee Benefits (in millions):

	As of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$59.7	$59.7	$—	$—
Foreign currency forward contracts	0.8	—	0.8	—
Cross-currency interest rate swaps	7.1	—	7.1	—
Interest rate cap agreements	8.9	—	8.9	—
Interest rate swap agreements	0.5	—	0.5	—
Deferred purchase price receivable	41.9	—	—	41.9

Total	$118.9	$59.7	$17.3	$41.9

Liabilities
Deferred compensation plan liabilities	$59.6	$59.6	$—	$—
Foreign currency forward contracts	2.2	—	2.2	—
Cross-currency interest rate swaps	0.4	—	0.4	—
Foreign currency net investment hedges	0.7	—	0.7	—
Earn-out liabilities	51.3	—	—	51.3

Total	$114.2	$59.6	$3.3	$51.3

	As of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$62.5	$62.5	$—	$—
Foreign currency forward contracts	2.0	—	2.0	—
Cross-currency interest rate swaps	18.8	—	18.8	—
Foreign currency net investment hedges	2.6	—	2.6	—
Interest rate cap agreements	28.5	—	28.5	—

Total	$114.4	$62.5	$51.9	$—

Liabilities
Deferred compensation plan liabilities	$61.5	$61.5	$—	$—
Foreign currency forward contracts	0.3	—	0.3	—
Interest rate swaps and cap agreements	3.2	—	3.2	—
Earn-out liabilities	30.5	—	—	30.5

Total	$95.5	$61.5	$3.5	$30.5

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Deferred Compensation Plans

The Company provides a deferred compensation plan to certain U.S. employees whereby a portion of employee compensation is held in trust, enabling the employees to defer tax on compensation until payment is made to them from the trust. The employee is at risk for any investment fluctuations of the funds held in trust. In the event of insolvency of the entity, the trust’s assets are available to all general creditors of the entity.

Deferred compensation plan assets are presented within Prepaid expenses and other current assets and Other non-current assets. Deferred compensation liabilities are presented within Accrued compensation and Other non-current liabilities.

Foreign Currency Forward Contracts and Net Investment Hedges, and Interest Rate Swaps and Cap Agreements

Refer to Note 9: Derivative Financial Instruments and Hedging Activities for discussion of the fair value associated with these derivative assets and liabilities.

Deferred Purchase Price Receivable

The Company recorded a DPP under its A/R Securitization. The DPP represents the difference between the fair value of the trade receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is subsequently remeasured each reporting period in order to account for activity during the period, such as the Seller’s interest in any newly transferred receivables, collections on previously transferred receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying receivables are short-term and of high credit quality. The DPP is included in Other non-current assets in the consolidated balance sheets and is valued using unobservable inputs (i.e., Level 3 inputs), primarily discounted cash flows. Refer to Note 18: Accounts Receivable Securitization for more information.

Earn-out Liabilities

The Company has various contractual obligations associated with the acquisition of several real estate service companies in the United States, Canada and Europe that were completed during 2017 and 2016. These acquisitions included contingent consideration, comprised of earn-out payments to the sellers subject to achievement of certain performance criteria in accordance with the terms and conditions set forth in the purchase agreements. An increase to a probability of achievement would result in a higher fair value measurement.

These amounts disclosed above are included in Other current and other long-term liabilities within the consolidated balance sheets. As of December 31, 2017 and 2016, the Company had the potential to make a maximum of $64.7 million and $43.3 million (undiscounted) in earn out payments, respectively. Assuming the achievement of the applicable performance criteria, these earn-out payments will be made over the next four years.

Earn-out liabilities are classified within Level 3 in the fair value hierarchy because the methodology used to develop the estimated fair value includes significant unobservable inputs reflecting management’s own assumptions. The fair value of earn-out liabilities is based on the present value of probability-weighted expected return method related to the earn-out performance criteria on each reporting date. The probabilities of achievement assigned to the performance criteria are determined based on due diligence performed at the time of acquisition as well as actual performance achieved subsequent to acquisition. Adjustments to the earn-out liabilities in periods subsequent to the completion of acquisitions are reflected within Operating, administrative and other in the consolidated statements of operations.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Refer to Note 5: Business Combinations for additional discussion on contingent consideration associated with other 2017 and 2016 acquisitions.

The table below presents a reconciliation of items measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in millions):

Earn-out Liabilities
Balance as of January 1, 2016	$—
Purchases/additions	29.3
Net change in fair value and other adjustments	1.2

Balance as of December 31, 2016	$30.5

Purchases/additions	26.8
Net change in fair value and other adjustments	7.2
Settlements	(13.2)

Balance as of December 31, 2017	$51.3

The net change in fair value, included in the table above, was included in the consolidated statements of operations for the years ended December 31, 2017 and 2016 in Operating, administrative and other in the consolidated statements of operations.

Note 18: Accounts Receivable Securitization

On March 8, 2017, the Company entered into the A/R Securitization, whereby it continuously sells trade receivables to an unaffiliated financial institution. Under the A/R Securitization, one of the Company’s wholly owned subsidiaries sells (or contributes) the receivables to a wholly owned special purpose entity at fair market value. The special purpose entity then sells 100% of the receivables to an unaffiliated financial institution (“the Purchaser”). Although the special purpose entity is a wholly owned subsidiary of the Company, it is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to be satisfied out of its assets prior to any assets or value in such special purpose entity becoming available to its equity holders and its assets are not available to pay other creditors of the Company. Pursuant to the A/R Securitization, the Purchaser has an investment limit of $100.0 million, $85.0 million of which the Company received in cash upon the initial sale of trade receivables. The A/R Securitization terminates on March 6, 2020, unless extended or an earlier termination event occurs.

All transactions under the A/R Securitization are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing. Following the sale and transfer of the receivables to the Purchaser, the receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the receivables. The Company continues to service, administer and collect the receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860, Transfer and Servicing. As of and for the year ended December 31, 2017, any financial statement impact associated with the servicing liability was immaterial.

This program allows the Company to receive a cash payment and a deferred purchase price receivable for sold receivables. The deferred purchase price is paid to the Company in cash on behalf of the Purchaser as the receivables are collected; however, due to the revolving nature of the A/R Securitization, cash collected from the Company’s customers is reinvested by the Purchaser daily in new receivable purchases under the A/R Securitization. For the year ended December 31, 2017, receivables sold under the A/R securitization were

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

$957.8 million and cash collections from customers on receivables sold were $825.0 million, all of which were reinvested in new receivables purchases. As of December 31, 2017, the outstanding principal on receivables sold under the A/R Securitization was $132.8 million. Refer to Note 17: Fair Value Measurements for additional discussion on the fair value of the DPP as of December 31, 2017.

The Company recognized a loss related to the receivables sold of $1.2 million that was recorded in Operating, administrative and other expense in the consolidated statements of operations. Based on the Company’s collection history, the fair value of the receivables sold subsequent to the initial sale approximates carrying value. The Company incurred program costs of $3.7 million for the year ended December 31, 2017, which were included in Operating, administrative and other expenses in the consolidated statements of operations.

The Company reflects all cash flows related to the A/R Securitization as operating activities in its consolidated statements of cash flows, as the cash collections related to the deferred purchase price receivable are from short-term receivables with average collection cycles of less than 90 days.

Note 19: Subsequent Events

The Company has evaluated subsequent events through April 16, 2018, the date on which the financial statements were issued.

On March 15, 2018, the Borrowers borrowed an additional $250.0 million under the First Lien Credit Agreement. Total proceeds of $244.8 million (net of $3.4 million of debt issuance costs and $1.8 million of original issue discount) were received. The Borrowers also increased the capacity of the Revolver to approximately $486.0 million and updated the First Lien Net Leverage Ratio in the financial covenant from 5.50 to 1.00 to 5.80 to 1.00.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Note 20: Parent Company Information

DTZ JERSEY HOLDINGS LIMITED

PARENT COMPANY INFORMATION

CONDENSED BALANCE SHEETS

	As of December 31,
(in millions, except per share data)	2017	2016
Assets
Investments in subsidiaries	$610.6	$670.2

Total assets	610.6	670.2

Liabilities and Equity

Liabilities
Trade and other payables	1.1	0.7
Other liabilities	105.6	79.5

Total liabilities	106.7	80.2

Equity
Ordinary shares, par value $1.00 per share, 1,451.3 and 1,430.8 shares issued and outstanding at December 31, 2017 and 2016, respectively	1,451.3	1,430.8
Additional paid-in-capital	305.0	252.4
Accumulated deficit	(1,165.2)	(944.7)
Accumulated other comprehensive loss	(87.2)	(148.5)

Total equity	503.9	590.0

Total liabilities and equity	$610.6	$670.2

DTZ JERSEY HOLDINGS LIMITED

PARENT COMPANY INFORMATION

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in millions)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Interest and other expense	$(5.8)	$(5.5)	$(5.4)
Loss in earnings of subsidiaries	(214.7)	(443.6)	(468.3)

Loss before taxes	(220.5)	(449.1)	(473.7)
Tax	—	—	—
Net loss attributable to the Parent Company	(220.5)	(449.1)	(473.7)
Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) of subsidiaries	61.3	(76.0)	(46.7)

Comprehensive loss attributable to the Parent Company	$(159.2)	$(525.1)	$(520.4)

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

DTZ JERSEY HOLDINGS LIMITED

PARENT COMPANY INFORMATION

CONDENSED STATEMENTS OF CASH FLOWS

(in millions)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Cash flows from operating activities:
Net loss	$(220.5)	$(449.1)	$(473.7)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss in earnings of subsidiaries	214.7	443.6	468.3
Unrealized foreign exchange gain	—	(0.2)	—
Increase in trade and other receivables	—	—	(9.2)
Increase in trade and other payables	0.5	0.7	—
Increase in other liability	5.8	5.5	5.5

Net cash provided by (used in) operating activities	0.5	0.7	(9.1)

Cash flows from investing activities:
Investment in subsidiaries	(22.5)	(33.9)	(940.0)

Net cash used in investing activities	(22.5)	(33.9)	(940.0)

Cash flows from financing activities:
Contributions from sponsors	—	—	940.0
Proceeds from issuance of common stock	22.0	33.2	7.4

Net cash provided by financing activities	22.0	33.2	947.4

Net (decrease) increase in cash and cash equivalents	—	—	(1.7)
Cash and cash equivalents, beginning of year	—	—	1.7

Cash and cash equivalents, end of year	—	—	—

Supplemental disclosure of non-cash activities:
Accretion of deferred purchase obligation	$20.8	$21.8	$36.2
Capital contributions to subsidiaries	6.2	22.6	—
Stock-based compensation	42.4	62.5	34.0
Acquisition and disposal of non-controlling interest	2.0	(11.4)	—

Background and basis of presentation

On August 21, 2014 DTZ Jersey Holdings Ltd. (the “Parent Company” or “Jersey Holdings”) and its subsidiaries, were formed by investment funds affiliated with TPG Capital, L.P., PAG Asia Capital Limited, and OTPP. On November 5, 2014, Jersey Holdings acquired 100% of the combined DTZ group for $1.1 billion from UGL Limited. On September 1, 2015, Jersey Holdings acquired 100% of C&W Group, Inc. for $1.9 billion.

Jersey Holdings is a holding company that conducts substantially all of its business operations through its subsidiaries. The accompanying condensed financial statements include the accounts of the Parent Company and, on an equity method basis, its investment in subsidiaries and affiliates. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. These parent-only financial statements should be read in conjunction with DTZ Jersey Holdings Limited audited consolidated financial statements included elsewhere herein.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The condensed parent-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The total restricted net assets as of December 31, 2017 are $416.9 million.

Dividends

The ability of the Parent Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ financings agreements (see Note 10 to the consolidated financial statements). During the fiscal years ended December 31, 2017, 2016 and 2015, the Parent Company’s consolidated subsidiaries did not pay any cash dividends to the Parent Company.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Schedule II – Valuation & Qualifying Accounts

(dollars in millions)	Allowance for Doubtful Accounts
Balance, January 1, 2015	$—
Charges to expense	11.6
Write-offs, payments and other	2.0

Balance, December 31, 2015	13.6
Charges to expense	11.9
Write-offs, payments and other	3.3

Balance, December 31, 2016	28.8
Charges to expense	3.9
Write-offs, payments and other	2.6

Balance, December 31, 2017	$35.3

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Report of Independent Auditors

The Board of Directors and Shareholders of

C&W Group, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of C&W Group, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of August 31, 2015, and the related consolidated statements of operations, other comprehensive loss, changes in equity, and cash flows for the eight months ended August 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of C&W Group, Inc. and Subsidiaries at August 31, 2015, and the consolidated results of their operations and their cash flows for the eight months ended August 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

February 19, 2016

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

(In Thousands)

August 31, 2015
Assets
Current assets:
Cash and cash equivalents	$115,164
Commission and fees receivable, net of allowance for doubtful accounts of $14,982	404,269
Other receivables, net of allowance for doubtful accounts of $20,942	110,558
Prepaid expenses and other current assets	44,970
Deferred tax assets	16,798
State and foreign income taxes receivable	27,766

Total current assets	719,525
Non-current commission and fees receivable, net of allowance for doubtful accounts of $16	27,557
Deferred tax assets	10,397
Property and equipment, net	130,181
Goodwill	694,932
Intangible assets, net	294,216
Deferred compensation assets	24,177
Other assets	54,457

Total non-current assets	1,235,917

Total assets	$1,955,442

Liabilities and equity
Current liabilities:
Commissions payable	$249,313
Accounts payable	45,204
Accrued expenses and other current liabilities	322,982
Current portion of long-term debt	11,988
Federal, state and foreign income taxes payable	723
Deferred tax liabilities	2,285

Total current liabilities	632,495

Non-current commissions payable	16,559
Long-term debt	297,910
Deferred compensation liabilities	24,170
Non-current federal, state and foreign income taxes payable	8,193
Deferred tax liabilities	43,532
Accrued employee benefits	23,833
Other liabilities	49,444

Total non-current liabilities	463,641

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

August 31, 2015
Commitments and contingencies

Equity:
C&W Group, Inc. shareholders’ equity:
Common stock - $0.01 par value; 1,499,000 shares authorized; 631,770 shares issued and 625,304 shares outstanding at August 31, 2015	6
Treasury stock - 6,466 shares held in Rabbi Trust at August 31, 2015	-
Additional paid-in capital	818,108
Retained earnings	102,136
Accumulated other comprehensive loss	(61,578)

Total C&W Group, Inc. shareholders’ equity	858,672
Noncontrolling interests in consolidated subsidiaries	634

Total equity	859,306

Total liabilities and equity	$1,955,442

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

(In Thousands)

Eight Months Ended August 31, 2015
Revenue	$1,825,713

Costs and expenses:
Cost of services	1,112,735
Operating, administrative and other	641,720
Depreciation and amortization	41,200
Restructuring charges	476

Total costs and expenses	1,796,131

Operating income	29,582

Interest income	727
Interest expense	(6,009)
Other expense, net	(40,805)

Loss before provision for income taxes	(16,505)

Provision for income taxes	5,962

Net loss	(22,467)

Less: net loss attributable to noncontrolling interests	95

Net loss attributable to C&W Group, Inc. and Subsidiaries	$(22,372)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Other Comprehensive Loss

(In Thousands)

Eight Months Ended August 31, 2015
Net loss	$(22,467)

Other comprehensive income (loss):
Actuarial gains	14,264
Foreign currency translation losses	(15,536)
Unrealized gains on interest rate caps entered into for cash flow hedges	474
Unrealized losses on available for sale equity securities	(2)
Income tax benefit relating to components of other comprehensive loss	(1,236)

Total comprehensive loss	(24,503)
Less comprehensive loss to noncontrolling interests	(95)

Comprehensive loss attributable to C&W Group, Inc. and Subsidiaries	$(24,408)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In Thousands, Except Share Amounts)

	C&W Group, Inc. Shareholders’ Equity
	Shares of Common Stock Issued	Common Stock	Shares of Treasury Stock	Treasury Stock	Treasury Stock Held in Rabbi Trust	Deferred Compensation	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity
Balance – January 1, 2015	631,777	$6	7,142	$-	$(8,875)	$8,875	$804,254	$124,508	$(59,542)	$709	$869,935
Net loss	-	-	-	-	-	-		(22,372)	-	(95)	(22,467)
Actuarial losses, net of tax	-	-	-	-	-	-		-	13,378	-	13,378
Foreign currency translation losses, net of tax	-	-	-	-	-	-		-	(15,886)	-	(15,886)
Losses arising on changes in fair value of available for sale equity securities, net of tax	-	-	-	-	-	-		-	(2)	-	(2)
Gains arising on changes in fair value of hedging instruments entered into for cash flow hedges, net of tax	-	-	-	-	-	-		-	474	-	474

Comprehensive (loss)	-	-	-	-	-	-		(22,372)	(2,036)	(95)	(24,503)
Employee share-based compensation, net of tax	2,137	-	-	-	-	-	17,989	-	-	-	17,989
Exercise of stock options	496	-	-	-	-	-	614	-	-	-	614
Repurchase of common stock	-	-	535	(4,749)	-	-	-	-	-	-	(4,749)
Retirement of treasury stock	(2,640)	-	(535)	4,749	-	-	(4,749)	-	-	-	-
Treasury stock deferred to Rabbi Trust	-	-	140		(219)	219	-	-	-	-	-
Treasury stock released from Rabbi Trust	-	-	(816)		963	(963)	-	-	-	-	-
Other	-	-	-	-	-	-	-	-		20	20

Balance – August 31, 2015	631,770	$6	6,466	$-	$(8,131)	$8,131	$818,108	$102,136	$(61,578)	$634	$859,306

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(In Thousands)

Eight Months Ended August 31, 2015
Operating activities
Net loss	$(22,467)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	41,200
Amortization of deferred financing costs	899
Employee share-based compensation expense	9,667
Bad debt expense	7,413
Broker acquisition and retention amortization expense	14,225
Loss on retirement of property and equipment	69
Deferred income taxes	(4,217)
Net settlement for forward contracts	(390)
Changes in operating assets and liabilities:
Commission and fees receivable	4,495
Other receivables	10,494
Commissions payable	(10,337)
Accounts payable, accrued expenses and other current liabilities	(58,401)
Other operating assets and liabilities	(61,081)

Net adjustments to reconcile net loss to net cash used in operating activities	(45,964)

Net cash used in operating activities	(68,431)

Investing activities
Acquisitions of businesses, net of cash acquired	(16,350)
Capital expenditures	(25,006)
Proceeds from the disposal of fixed assets	62

Net cash used in investing activities	(41,294)

Financing activities
Proceeds from the Revolver	$420,239
Repayments of the Revolver	(329,194)
Repayments of capital leases	(2,770)
Payment of one Promissory Note	(715)
Financing costs	(25)
Exercise of stock options	614
Purchase of treasury stock	(4,749)

Net cash provided by financing activities	83,400

Effect of exchange rate changes on cash and cash equivalents	(7,004)

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Eight Months Ended August 31, 2015

Net change in cash and cash equivalents	(33,329)
Cash and cash equivalents at beginning of period	148,493

Cash and cash equivalents at end of period	$115,164

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes	$32,431

Interest	$3,474

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

C&W Group, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

1. Organization and Business Overview

C&W Group, Inc., a Delaware, U.S.A., corporation (together with its subsidiaries, the “Company”, “Cushman & Wakefield”, the “Group”, “our”, “we” or “C&W”) was a subsidiary company of EXOR S.p.A (“EXOR”). EXOR is a corporation organized under the laws of the Republic of Italy, with headquarters located in Turin, Italy, Via Nizza 250. At August 31, 2015, the Company is owned 80.9% by EXOR and 19.1% by C&W employees. The percentage of ownership is calculated based on the total shares owned by EXOR and C&W employees over the total outstanding shares, which include treasury shares employees have deferred into the Company’s Rabbi Trust relating to the deferred compensation plan.

On September 1, 2015, EXOR, along with the minority shareholders, closed the sale of their entire shareholding in Cushman & Wakefield to DTZ Jersey Holdings Ltd. (“DTZ”), a Jersey limited company backed by a consortium (the “Consortium”) of equity investors led by TPG Asia VI, L.P., a limited partnership organized under the laws of the Cayman Islands (“TPG Asia”) and its affiliates (together with TPG Asia, “TPG”), PAG Asia I LP, an exempted limited partnership organized under the laws of the Cayman Islands (“PAG”), and Ontario Teachers’ Pension Plan Board, an independent organization established by the Ontario government and Ontario Teachers’ Federation (“OTPP”). The Company was then merged with Gaja Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of DTZ.

The Company provides a broad spectrum of commercial real estate services to its clients. Founded in 1917, it has 249 offices in 61 countries and is ranked among the largest full-service international real estate service companies in the world. C&W offers clients comprehensive solutions to real estate issues within the following service lines: Leasing, Capital Markets, Corporate Occupier and Investor Services (“CIS”), Valuation & Advisory (“V&A”), and Global Consulting.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounting records on the accrual basis of accounting and its consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying financial statements reflect the operations of Cushman & Wakefield Group Inc., and subsidiaries, prior to the merger with DTZ.

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and those of our majority-owned subsidiaries. The equity attributable to the noncontrolling interests in our consolidated subsidiaries is shown separately in our consolidated balance sheet. All significant intercompany accounts and transactions have been eliminated in consolidation.

(i) Subsidiaries

Subsidiaries are entities where Group has the power to govern the financial and operating policies of the entity to allow Group to obtain the benefit of its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

(ii) Investments in Unconsolidated Subsidiaries

The Company follows the equity method of accounting for investments in which Group has significant influence, but not control, over the financial and operating policies. Such investments are initially recognized at cost. Joint ventures are those entities that (1) Group has joint control over the activities, (2) are established by contractual agreement and (3) require unanimous consent for strategic financial and operating decisions.

The consolidated financial statements include Group’s share of the income and expenses and equity movements of investees accounted for under the equity method, after adjustments to align the accounting policies with those of Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When Group’s share of losses exceeds its interest in an investee accounted for under the equity method, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued, except to the extent that Group has an obligation to make or has made payments on behalf of the investee.

Investments that do not qualify for the consolidation or equity method of accounting are accounted for on the cost method of accounting.

(iii) Variable Interest Entities (“VIE”)

The accounting for VIEs is based on Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation. We consolidate any VIE for which we are the primary beneficiary based on whether we have (i) power over the significant activities of the VIE, and (ii) an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE.

We determine whether an entity is a VIE and, if so, whether it should be consolidated by utilizing judgments and estimates that are inherently subjective. If we made different judgments or utilized different estimates in these evaluations, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not to consolidate such entity.

Investments in Unconsolidated Subsidiaries

Investments in unconsolidated subsidiaries in which the Company has the ability to exercise significant influence over operating and financial policies, but does not control, or entities which are VIEs in which the Company is not the primary beneficiary under FASB ASC Topic 810, are accounted for under the equity or cost method. Our share of the earnings from investments accounted for under the equity method is included in other income (expenses), net in our consolidated statement of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Such estimates include the measurement of goodwill, intangible and other long-lived assets, commission and fees receivable, assumptions used in the calculation of income taxes, share-based compensation, defined benefit obligations, valuation of financial instruments and provisions and contingencies, among other things. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including consideration of the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Volatile credit markets and foreign currency fluctuations, among other things, have combined to increase the uncertainty inherent in such estimates and assumptions. As

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in the consolidated financial statements in the future periods in which such changes occur.

Foreign Currency Translation and Transactions

The Company’s reporting currency is the U.S. dollar, and, therefore, these consolidated financial statements are presented in U.S. Dollars. The financial statements of subsidiaries located outside the U.S., and where the functional currency is not the U.S. Dollar, are generally measured using the local currency as the functional currency. The assets and liabilities of these entities are translated at the exchange rates in effect at the balance sheet date. Income and expense items are translated at the monthly average rates. The resulting translation adjustments are recorded in accumulated other comprehensive loss, which is a component of equity. Gains and losses resulting from foreign currency transactions are included in the determination of net income. The Company recorded a foreign currency transaction loss of $2.4 million for the eight months ended August 31, 2015 within other expenses, net, in the accompanying consolidated statement of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents, which include short-term demand deposits, approximates fair value due to the short-term maturity of these investments.

Concentration of Credit Risk

Concentrations that potentially subject the Company to credit risk consist principally of commission and fees receivable. Users of real estate services account for a substantial portion of commissions and fees receivable, and collateral is generally not required. The risk associated with this concentration is limited due to the large number of users and their geographic dispersion.

Derivative Financial Instruments

Group applies FASB ASC Topic 815, Derivatives and Hedging Activities, when accounting for derivatives. FASB ASC Topic 815 requires that all qualifying derivative instruments be recognized as assets or liabilities on the consolidated balance sheet and measured at fair value. The statement requires that changes in the fair value of derivatives be recognized in earnings, unless specific hedge accounting criteria are met. From time to time, Group enters into derivative financial instruments, including foreign exchange forward contracts and interest rate cap agreements, to manage its exposure to foreign exchange rate and interest rate risks. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated statement of operations immediately unless the derivative is designated and effective as a hedging instrument, in which case hedge accounting is applied. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. Group enters into foreign currency forward contracts, either directly or through its subsidiaries, to economically hedge its foreign currency risk exposures arising from intercompany transactions. Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in the consolidated statement of operations as part of foreign currency gains and losses, which offset foreign currency gains and losses from the associated intercompany transactions. The net impact to earnings is not significant. Refer to Note 19, Fair Value Measurements, for further details.

At August 31, 2015, we recognized $0.3 million of assets and $0.2 million of liabilities within prepaid expenses and other current assets and accrued expenses and other current liabilities, respectively, in our consolidated

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

balance sheet in connection with these forward contracts. The impact on the consolidated statement of operations of marking the assets and liabilities to fair value at the end of each reporting period is recognized in other expenses, net, as part of foreign currency gains and losses. These gains and losses, which are related to the foreign currency forward contracts held by the Company, were partially offset by foreign currency gains and losses in the underlying asset or liability, such that the net impact to earnings is mitigated. As of August 31, 2015 the notional amount of these foreign currency forward contracts was $34.1 million.

Hedge Accounting

Group designates its interest rate caps, the hedging instruments to mitigate interest rate risk, as cash flow hedges. At the inception of the hedge relationship, Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions.

Furthermore, at the inception of the hedge, and, on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk.

Cash Flow Hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated within accumulated other comprehensive loss in equity. The gain or loss resulting from the ineffective portion is recognized immediately in the consolidated statement of operations. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to earnings in the periods when the hedged item is recognized in earnings, in the same line of the consolidated statement of operations as the recognized hedged item. Hedge accounting is discontinued when Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive loss and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in earnings. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in earnings.

On August 15, 2011, Group entered into an interest rate cap and contemporaneously designated the derivative as a cash flow hedge of the interest rate risk attributable to the future interest payments on the Company’s Credit Facility for changes in LIBOR above 1%. The total notional amount of this interest rate cap agreement, which varies over a four-year effective period based on our estimated debt level and targets an average hedge ratio of 50% over the period. The interest rate cap expired on June 29, 2015. Gains and losses related to the changes in the fair value of the derivative, which are accumulated within accumulated other comprehensive income in equity, are reclassified to earnings when the hedged transaction affects earnings. During the eight months ended August 31, 2015, we recorded net losses of less than $0.1 million to other comprehensive loss and released $0.5 million to interest expense within the consolidated statement of operations, in connection with the interest rate cap.

As of August 31, 2015, the fair value of this interest rate cap agreement amounted to zero, and was reflected as an asset in prepaid expenses and other non-current assets in the consolidated balance sheet. There was no hedge ineffectiveness for the eight months ended August 31, 2015.

Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires that financial assets and liabilities recorded at fair value be classified as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability.

We have financial assets and liabilities, including foreign currency forward contracts, interest rate cap agreements, certain deferred compensation plan assets and defined benefit pension plan assets, that are classified as Level 1 and 2 within the fair value hierarchy as described above.

Refer to Note 17, Employee Benefits, Note 19, Fair Value Measurements, and Note 20, Financial Instruments, for further details on financial instruments.

Treasury Stock

Treasury shares are accounted for directly in equity, with treasury shares held for reissue presented as a deduction from equity; any difference between the purchase price and reissue proceeds does not impact income. Upon reissue, the classification within equity of gains or losses on share transactions differs based on the comparison of proceeds received to original cost. If the proceeds from the sale of the treasury shares are greater than the cost of the shares sold, then the Company recognizes the excess proceeds as additional paid-in capital. If the proceeds from the sale of the treasury shares are less than the original cost of the shares sold, then the excess cost first reduces any additional paid-in capital arising from previous sales of treasury shares for that class of share, and any additional excess is recognized as a reduction of retained earnings or an increase to accumulated deficit.

Noncontrolling Interests

The Company accounts for noncontrolling interests in accordance with the guidance contained in FASB ASC Topic 810, Consolidation, which requires a noncontrolling interest in a subsidiary to be reported as equity and the amount of consolidated net income (loss) specifically attributable to the noncontrolling interest to be identified in the consolidated financial statements. The guidance also requires the Company to report changes in the Company’s ownership interest and requires fair value measurements of any noncontrolling equity investment retained in a deconsolidation.

Property and Equipment

Property and equipment are measured at cost, less accumulated depreciation, or in the case of capital leases, at the present value of the future minimum lease payments. Costs include expenditures that are directly attributable to the acquisition of the asset and costs incurred to prepare the asset for its intended use. Property and equipment are depreciated using the straight-line method over their estimated useful lives. Assets held under capital leases are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that Group will obtain ownership by the end of the lease term.

The Company’s useful lives are as follows:

Furniture, fixtures, and equipment	3 to 6 years

Leasehold improvements	Lesser of lease term and asset useful life

Computer software	3 to 7 years

Depreciation methods and useful lives are reviewed at each reporting date.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Certain costs related to the development or purchases of internal-use software are capitalized in accordance with FASB ASC Topic 350, Intangibles, Goodwill and Other. Internal computer software costs that are incurred in the preliminary project stage are expensed as incurred. Direct consulting costs, payroll and related costs that are incurred during the development stage of the project are capitalized and amortized over the useful life when placed into production. Costs incurred during the post-implementation/operation stage are expensed as incurred.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within the consolidated statement of operations.

Goodwill, Indefinite-Lived and Other Intangible Assets

(i) Goodwill and Indefinite-lived Assets

In accordance with FASB ASC Topic 805, Business Combinations, acquired identifiable assets, liabilities and contingent liabilities are recorded at fair value at the date of acquisition. Any excess of the cost of the business combination over Group’s interest in the fair value of those assets and liabilities is recognized as goodwill and recorded in the consolidated financial statements. If this difference is negative, the amount is recognized in the consolidated statement of operations at the time of acquisition.

Goodwill and indefinite-lived assets are not amortized, but are tested for impairment annually, at October 1, or more frequently if events or changes in circumstances indicate that they may be impaired, in accordance with FASB ASC Topic 350, Intangibles, Goodwill and Other. The net carrying value of the indefinite-lived assets was $227.3 million at August 31, 2015. The Company did not record any impairment charges for goodwill, or other indefinite-lived intangible assets for the eight months ended August 31, 2015.

The Company follows Accounting Standards Update (“ASU”) 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit (“RU”) is less than its carrying amount (“step zero”) and only proceed with the two-step impairment test if it is more likely than not that the fair value of the RU is less than its carrying amount. Otherwise the two-step impairment test is unnecessary. If the Company determines the two-step impairment test is required, the first step, which is used to identify potential impairment, involves comparing each RU’s estimated fair value to its carrying value, including goodwill. The Company would use a combined discounted cash flow and market approach to estimate the fair value of its reporting units. Management’s judgment is required in developing the assumptions for the discounted cash flow and market models. These assumptions include, among others, expected future revenue and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) growth rates, EBITDA margins, discount rates and long-term growth rate. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not considered to be impaired. If the carrying value exceeds the estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The second step of the process involves the calculation of the fair value of goodwill for each reporting unit for which step one indicated impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination by measuring the excess of the estimated fair value of the reporting unit as calculated in step one over the estimated fair values of the individual assets, liabilities and identifiable intangibles, as if the reporting unit were being acquired in a business combination.

An impairment loss for an indefinite-lived intangible asset is recognized if the fair value of the asset is less than the asset’s carrying amount.

(ii) Other Definite-Lived Intangible Assets

Other intangible assets purchased are recognized as assets in accordance with FASB ASC Topic 350, Intangibles, Goodwill and Other, where it is probable that the use of the asset will generate future economic benefits and

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

where the costs of the asset can be determined reliably. Such assets are amortized systematically on a straight-line basis over their estimated useful lives.

Impairment of Long-lived Assets

In accordance with FASB ASC Topic 360, Property, Plant, and Equipment, long-lived assets to be held and used, including property and equipment and other definite- and indefinite-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.

Deferred Financing Costs

Costs incurred in connection with financing activities are deferred and amortized over the term of the related debt agreement using the straight-line method, which approximates the effective interest method. Amortization of these costs is charged to interest expense in the accompanying consolidated statement of operations.

As of August 31, 2015, total deferred financing costs, net of accumulated amortization was $4.7 million, of which $3.5 million was classified as non-current and were included within other assets in the accompanying consolidated balance sheet, and $1.2 million was classified as current within prepaid expenses and other current assets in the accompanying consolidated balance sheet.

Accrued Claims and Settlements

In the U.S. and Canada, the Company is self-insured against errors and omissions (“E&O”) claims through a primary insurance layer provided by its 100%-owned, consolidated, captive insurance subsidiary, Nottingham Indemnity, Inc., and an excess layer provided through a third-party insurance carrier. As of August 31, 2015 the Company has reserves for E&O claims of $21.3 million, included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet, with related amounts receivable from the third-party insurance carrier of $12.3 million included in other receivables within current assets in the accompanying consolidated balance sheet.

Employee Benefits

(i) Defined Contribution Plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the consolidated statement of operations when they are due.

(ii) Defined Benefit Plans

Group’s net obligation for defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods, discounted to their present value. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

(iii) Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan for highly compensated employees. Under this plan, participants can elect to defer a portion of their compensation to the plan. The investment returns on participant balances are indexed to a number of investment choices and are based on participant elections. The Company has established a Rabbi Trust under which investments are held to fund the liability of the deferred compensation plan. The investments of the Rabbi Trust consist of company-owned life insurance policies for which investment gains or losses are recognized based upon changes in cash surrender value that are driven by market performance. The changes in the deferred compensation plan liability are recognized as compensation expense in the consolidated statement of operations.

(iv) Short-Term Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(v) Share-Based Payment Transactions

Our share-based compensation programs consist of share-based awards granted to employees, including stock options, phantom stock units, restricted stock and restricted stock units, and are accounted for under FASB ASC Topic 718, Compensation, Stock Compensation. Under this methodology, the grant date fair value of awards granted to employees is recognized as compensation expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards, which is generally the vesting period. The amount recognized as an expense is adjusted to reflect the estimate of the actual number of awards that ultimately vest. The company uses the graded-vesting method for graded-vesting,

Commission and Fees Receivable and Payable

Real estate brokerage commissions receivable are generally due based on contractual arrangements between the Company and its clients. Amounts that are due within one year or have been billed are included in commission and fees receivable in current assets. Amounts due beyond one year are included as non-current assets on the consolidated balance sheet and discounted to their present value by utilizing the Company’s incremental borrowing rate for debt with a similar maturity. The rate is established at the beginning of the first quarter of the year and is reassessed at the beginning of each subsequent quarter. The Company assesses collectability for the commission and fees receivable based primarily on the aging of the receivables, creditworthiness of the client, and other known current collection status information.

Commissions payable to brokers are recorded at the time the Company recognizes its brokerage commission revenue and are generally not paid until after the Company has collected the related commissions receivable. Commissions payable are classified as current or non-current based on the balance sheet classifications of the related commissions receivable and non-current commission payable are discounted on the same basis as the receivable balances.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Revenue Recognition

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; services have been rendered; the amount is fixed or determinable; and collectability is reasonably assured. We record revenue for our service lines, including Leasing, Capital Markets, CIS, V&A, and Global Consulting, generally as follows:

(i) Leasing

Real estate commissions on leases are generally recorded in revenue when all obligations under the commission agreement are satisfied. Terms and conditions of a commission agreement may include, but are not limited to, execution of a signed lease agreement and future contingencies, including tenant occupancy, payment of a deposit or payment of a first month’s rent (or a combination thereof).

Commission agreements will often contain contingencies that impact revenue recognition. The existence of any significant future contingencies results in the delay of revenue recognition for the contingent amounts until such contingencies are satisfied.

(ii) Capital Markets

We record commission revenue on investment real estate sales to investors as well as real estate sales to end users generally upon close of escrow or transfer of title after all contingencies are satisfied. Loan origination fees are recognized at the time a loan closes and we have no significant remaining obligations for performance in connection with the transaction.

(iii) Corporate Occupier and Investor Services

Fees earned from the delivery of the Company’s Property, Facility and Asset Management services are generally based on a fixed recurring fee, cost savings realized by the entities managed or achieving a mutually agreed operating budget or a percentage of actual costs incurred and are recognized when earned under the provisions of the related management agreements. When acting as principal under a gross maximum price arrangement, we recognize revenue using the proportionate performance method (cost-based input method), under which revenue is recognized in proportion to the direct costs of performing the service activities to the estimated total costs provided all other revenue recognition criteria are met. When the outcome and the total costs of the arrangement involving the rendering of services cannot be estimated reliably, revenue shall only be recognized to the extent the expenses recognized are recoverable.

Project management fees are either fixed or variable per the terms of the client contract. The variable component is based on input measures (e.g., time and rate per hour) or output measures (e.g., milestones). Such revenue is recognized when earned under the provisions of the related management agreements.

The Company follows the guidance of ASC Subtopic 605-45, Principal and Agent Considerations, when accounting for reimbursements received from clients. In connection with arrangements where the Company is the primary obligor, and, therefore, the Company is defined as the principal, the Company accounts for the reimbursement of employment and third-party fees, primarily related to facilities and property management operations, as revenue when the related costs are incurred. Those costs are reported as “cost of services.” Refer to Note 5, Revenue, for further details.

(iv) Valuation and Advisory, Global Consulting

Professional services and appraisal fees are recorded when services have been completed or as the services are being rendered, depending on the nature of the services. Other commissions, consulting fees and referral fees are

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

recorded as revenue at the time the related services have been performed, unless significant future contingencies exist.

Cost of Services

Cost of services includes commission expenses and other transaction-related costs incurred in connection with the generation of revenue and reimbursed and unreimbursed costs primarily relating to employment and other costs mostly incurred in connection with the performance of facilities and property management operations and project management services.

Advertising Costs

Advertising costs are expensed as incurred. For the eight months ended August 31, 2015 advertising costs of $18.7 million were included in operating, administrative and other expenses in the consolidated statement of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and for the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is not more likely than not that some portion or all of the deferred tax asset will be realized.

While we believe the resulting tax balances as of August 31, 2015 are appropriately accounted for in accordance with FASB ASC Topic 740, Income Taxes, as applicable, accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carryforwards, for which the benefits have already been reflected in the consolidated financial statements. The ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 7, Income Taxes, for further details.

The provision for income taxes comprises current and deferred income tax expense and is recognized in the consolidated statement of operations. To the extent that the income taxes are for items recognized directly in equity, the related income tax effects are recognized in equity.

Income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized.

Comprehensive Loss

FASB ASC Topic 220, Comprehensive Income, requires us to display comprehensive loss and its components as part of our consolidated financial statements. Comprehensive loss comprises net income, changes in equity that are excluded from net income, such as foreign currency translation adjustments, unrecognized actuarial gains and losses relating to our defined benefit pension plans, unrealized gains and losses on interest rate caps designated in a cash flow hedging relationship and unrealized gains and losses on available for sale securities. All of these changes in equity are reflected net of tax, except foreign currency translation adjustments, given that earnings of non-U.S. subsidiaries, with the exception of Japan, are deemed to be reinvested for an indefinite period of time.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

3. Recent Accounting Pronouncements

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this ASU eliminate the requirement to restate prior period financial statements for measurement period adjustments related to business combinations. The new guidance requires that the cumulative impact of a measurement period adjustment, including the impact on prior periods, be recognized in the reporting period in which the adjustment is identifies. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, and should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted. The Company does not expect the adoption to have an impact on its financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles — Goodwill and Other — Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The ASU provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted and could be applied either prospectively to all arrangements entered into or materially modified after the effective date or retrospectively. The Company does not expect the adoption to have a material impact on its financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU provides consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitization structures. ASU 2015-02 offers updated consolidation evaluation criteria and may require additional disclosures. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption to have an impact on its financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The ASU, which eliminates the concept of extraordinary items from U.S. GAAP, is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2015 and may be applied either prospectively or retrospectively to all prior periods presented in the financial statements, with early adoption permitted. The Company does not expect the adoption to have an impact on its financial statements.

In December 2014, the FASB issued ASU 2014-18, Business Combinations (Topic 805): Accounting for Identifiable Intangible Assets in a Business Combination (a consensus of the Private Company Council). The ASU, which is applicable to private companies, allows an accounting alternative for the recognition of certain identifiable intangible assets. An entity within the scope of the amendments that elects the accounting alternative in this guidance should no longer recognize, or otherwise consider the fair value of intangible assets as a result of any in-scope transactions, separately from goodwill, (1) customer-related intangible assets, unless they are capable of being sold or licensed independently from the other assets of the business, and (2) noncompetition agreements. ASU 2014-18 is effective for fiscal years beginning after December 15, 2015 and for interim and annual periods thereafter. Early application is permitted for any period for which the entity’s financial statements have not yet been made available for issuance. The Company does not intend to adopt the accounting alternative.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this ASU provide guidance about management’s responsibility to evaluate whether there is

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The update is effective for annual periods ending after December 15, 2016, with early application permitted. The Company does not expect the adoption of the ASU to have a material impact on its financial statements, expect as it relates to augmenting its disclosures, when applicable.

In June 2014, the FASB issued ASU 2014-12, Compensation — Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force), which applies to all reporting entities that have share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The ASU requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The update is effective for annual periods beginning on or after December 15, 2015, with early adoption permitted, and may be applied (1) prospectively to all share-based payment awards granted or modified on or after the effective date, or (2) retrospectively to all awards with performance targets outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The Company does not expect the adoption of the ASU to have an impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective on January 1, 2018. The ASU permits the use of either the retrospective or cumulative effect transition method. Early adoption for annual periods beginning after December 15, 2016 is permitted. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures and has not yet selected a transition method nor determined the effect of this ASU on its ongoing financial reporting.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the requirements for reporting discontinued operations. The ASU improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results, and requires expanded disclosures for such discontinued operations. The adoption of the ASU, which is effective for annual periods beginning on or after December 15, 2014, did not have any impact on the Company’s consolidated financial statements.

In January 2014, the FASB issued ASU 2014-03, Derivatives and Hedging (Topic 815): Accounting for Certain Receive-Variable, Pay-Fixed Interest Rate Swaps—Simplified Hedge Accounting Approach (a consensus of the Private Company Council), which allows private companies to use the simplified hedge accounting approach to account for swaps that are entered into for the purpose of economically converting a variable-rate borrowing into a fixed-rate borrowing. The simplified hedge accounting approach provides entities within the scope of this ASU with a practical expedient to qualify for cash flow hedge accounting and to assume no ineffectiveness for qualifying swaps designated in a hedging relationship, provided certain criteria are met. If elected, the simplified hedge accounting approach should be applied retrospectively using either a modified retrospective approach or a full retrospective approach, in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. The Company elected not to adopt the ASU.

4. Acquisitions of Subsidiaries

Strategic acquisitions are an integral component of the Company’s growth plans. The Company seeks acquisition opportunities to expand its footprint in new markets and services throughout the world to complement its core

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

businesses. The Company typically acquires a 100% ownership position and structures partial acquisitions so that a full 100% ownership can be achieved at future milestones agreed upon between the parties. Upon the completion of an acquisition, the Company records the initial purchase accounting, including goodwill and the acquired intangible assets, at their estimated fair values.

Subsidiaries acquired in 2015

On February 2, 2015, the Company acquired PTR, a California-based firm providing a wide range of valuation and property tax consulting services and web-based software solutions for property tax management and administration across all types of property, including retail, office, residential apartments, hotels, undeveloped land, and specialty use properties, for a total purchase price of $3.9 million. The purchase adds a robust tax management technology platform, extending the firm’s services along vertically-aligned asset class expertise. As of August 31, 2015, the Company recognized goodwill and other identifiable intangible assets of approximately $1.1 million and $2.3 million, respectively, in connection with the acquisition. The current purchase accounting is considered preliminary at August 31, 2015.

On May 1, the Company closed on the acquisition of J.F. McKinney & Associates, a market-leading agency leasing firm in Chicago, for approximately $13.0 million. J.F. McKinney specializes in representing office landlords and is currently handling over 16 million square feet of office space in the Chicago region, including many distinguished iconic buildings such as the Merchandise Mart and the John Hancock Center. As of August 31, 2015, the Company recognized goodwill and other identifiable intangible assets of approximately $9.6 million and $3.4 million, respectively, in connection with the acquisition. The current purchase accounting is considered preliminary at August 31, 2015.

5. Revenue

Group’s revenues result from the rendering of real estate services. The following table illustrates commission and service fee revenue by service line, reimbursed costs and total revenue:

Eight Months Ended August 31, 2015
(In Thousands)
Service fees
Leasing	$569,714
Corporate Occupier and Investor Services	415,672
Capital Markets	237,862
Valuation and Advisory	124,229
Global Consulting	10,815

Revenue – commission and service fees	1,358,292
Total reimbursed costs – managed properties and other costs	467,421

Total revenue	$1,825,713

6. Other expense, net

During the eight month period ended August 31, 2015, the Company recorded approximately $34 million of charges associated with the merger, including bankers and other professional services fees, as well as other expenses.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

7. Income Taxes

The Company’s provision for income taxes is as follows:

Eight Months Ended August 31, 2015
(In Thousands)
Federal:
Current	$903
Deferred	4,884

Total federal income taxes	5,787
State and Local:
Current	2,599
Deferred	(9,118)

Total state income taxes	(6,519)
Foreign:
Current	6,677
Deferred	17

Total foreign income taxes	6,694

Total provision for income taxes	$5,962

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The following is a reconciliation, stated in dollars and as a percentage of pre-tax income, of the U.S. statutory federal income tax rate to our effective tax rate for the eight months ended August 31, 2015:

	Eight Months Ended August 31, 2015
	Amounts	Tax Rate
	(In Thousands)
Domestic income	$614
Foreign loss	(17,119)

Loss before income tax expense	$(16,505)

Benefit from income taxes at statutory rate	$(5,777)	35.0%
Meals and entertainment	1,311	(7.9)
State taxes, net of federal benefit	1,426	(8.6)
Foreign tax credits	(1,275)	7.7
Tax impact of non-deferral of earnings of Japanese subsidiaries	1,257	(7.6)
Foreign rate differential	1,758	(10.7)
Foreign non-deductible items	2,116	(12.8)
Valuation allowance on current year non-US net operating losses	4,891	(29.6)
Valuation allowance on non-US deferred tax assets	(1,263)	7.7
Tax contingency reserves	2,329	(14.1)
Foreign rate change, and other discrete items	1,678	(10.2)
Reduction in deferred taxes	(3,142)	19.0
Other items	654	(4.0)

Actual income tax expense	$5,962	(36.1)%

Certain entities in South America, EMEA (Europe, the Middle East and Africa) and Asia Pacific are operating at a loss, but no tax benefit can be recorded relating to those losses due to a lack of forecasted taxable income in the foreseeable future to enable the ultimate realization of such benefits.

The reduction in deferred taxes of $3.1 million in 2015 is primarily due to enacted New York City income tax law change of $5.5 million, partially offset by decreases in non-U.S. deferred tax assets of $1.4 million and enacted Connecticut income tax law change of $0.2 million.

The Company intends to permanently reinvest earnings from foreign subsidiaries in accordance with ASC Topic 740, Income Taxes. This assertion excludes the Japanese subsidiaries of C&W, which were removed from the Company’s assertion during 2013. As a result, U.S. taxes have not been provided on unremitted earnings of our other foreign subsidiaries. Unremitted earnings aggregated approximately $146.7 million as of August 31, 2015. It is not practicable to compute what the unrecognized deferred tax liability would be on these unremitted earnings if they were not permanently reinvested.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Recognized deferred tax assets and liabilities are as follows:

August 31, 2015
Deferred tax assets	(In Thousands)
Depreciation and amortization	$731
Deferred compensation	24,929
Foreign tax credits	27,097
Commissions payable	2,627
Deferred rent	8,133
Net operating losses	44,579
Share-based payments	1,553
Bad debt reserve	5,139
UK pension liability	505
Other deferred tax assets	27,316
Valuation allowances	(45,968)

Total deferred tax assets	96,641

Deferred tax liabilities
Depreciation and amortization	–
Broker advances	(5,469)
Acquired intangible assets	(107,671)
Other deferred tax liabilities	(2,122)

Total deferred tax liabilities	(115,263)

Total net deferred tax liabilities	$(18,622)

The net deferred tax liabilities include the total deferred tax assets, the total deferred tax liabilities and the total valuation allowance recognized for the deferred tax assets. For balance sheet presentation purposes, current and non-current deferred tax assets are offset against current and non-current deferred tax liabilities, respectively, for particular tax-paying components and on a jurisdiction-by-jurisdiction basis.

The Company’s valuation allowance increased by $3.1 million during the current year period. This increase was primarily due to an increase in the foreign valuation allowance.

Group has net operating loss carryforwards that expire at various dates in the future. Deferred tax assets are recognized to the extent that it is more likely than not that such tax losses will be utilizable in the future.

Gross net operating loss carryforwards and expiration dates as of August 31, 2015 are as follows:

	Amount	Expires
	(In Thousands)
Federal	$18,726	2020 — 2033
State	67,364	2019 — 2034
City	16,984	2034
Foreign	156,859	2015 — indefinite

As of August 31, 2015, the total reserve for uncertain tax positions was approximately $8.2 million. The Company recognizes potential accrued interest and/or penalties related to income tax matters within the provision for income taxes. During the eight months ended August 31, 2015, the Company recorded a net increase in

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

interest and penalties of $0.9 million. The 2015 net amount consisted of additional interest expense and penalties related to unrecognized tax benefits of $0.4 million and $1.0 million, respectively, offset by a reversal of interest expense and penalties related to unrecognized tax benefits no longer required of $0.3 million and $0.2 million, respectively. The Company does not believe that a significant increase or decrease to the reserve for unrecognized tax benefits will occur within the coming year.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. As of August 31, 2015, the Company’s tax years for 2011, 2012, 2013 and 2014 are subject to examination by the tax authorities. With few exceptions, as of August 31, 2015, the Company is no longer subject to U.S. federal, state, local or foreign examinations by the tax authorities for the years prior to 2011.

8. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

August 31, 2015
(In Thousands)
Cash	$111,358
Cash equivalents	3,806

Cash and cash equivalents	$115,164

9. Other Receivables, Net

Other receivables, net consists of the following:

August 31, 2015
(In Thousands)
Managed properties receivable	$71,200
Other non-commission receivables	22,510
Receivables from brokers	11,606
Other tax receivables	2,648
Employee receivables	2,594

Total other receivables, net of allowance for doubtful accounts of $20,942	$110,558

10. Property and Equipment

Property and equipment consist of the following:

August 31, 2015
(In Thousands)
Furniture, fixtures and equipment	$97,661
Leasehold improvements	74,645
Computer software, net of impairment	129,111

Total property and equipment	301,417
Accumulated depreciation and amortization	(171,236)

Net book value	$130,181

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The Company recorded depreciation and amortization expense of $27.6 million for the eight months ended August 31, 2015, including $13.5 million in connection with its capitalized computer software costs.

During the eight months ended August 31, 2015, the Company capitalized approximately $12.9 million of internally generated computer software primarily related to the development and improvement of its information management systems that satisfy the criteria for recognition defined by FASB ASC Topic 350, Intangibles, Goodwill and Other. These intangible assets are amortized on a straight-line basis over their useful lives. At August 31, 2015, there was approximately $25.1 million of computer software in work in progress included in computer software.

11. Goodwill and Other Intangible Assets

Intangible assets acquired as part of a business combination are valued at fair value upon acquisition and, where applicable, amortized over their useful lives. Group’s goodwill and intangible assets acquired in business combinations are primarily from EXOR’s acquisition of the Company and other subsequent acquisitions.

The carrying amounts of goodwill, indefinite-lived and finite-lived intangible assets at August 31, 2015 are as follows:

	Weighted Average Remaining Useful Life at August 31, 2015	Gross Value	Accumulated Amortization	Accumulated Impairment	Net Value
			(In Thousands)
Goodwill		$743,232	$–	$(48,300)	$694,932
Trademarks	Indefinite*	259,330	(3,330)	(28,700)	227,300
Beijing Construction License	Indefinite	1,105	–	–	1,105
Backlog	0.3 years	1,100	(733)	–	367
Customer relationships	5 years	175,833	(132,654)	–	43,179
Alliance network	7 years	31,300	(17,563)	–	13,737
Non-compete covenants	3 years	25,407	(20,045)	–	5,362
Leasehold interests	–	12,848	(12,848)	–	–
Propriety software	4 years	10,345	(7,179)	–	3,166

Total goodwill and intangible assets		$1,260,500	$(194,352)	$(77,000)	$989,148

*	Trademarks have an indefinite life, with the exception of the Massey Knakal tradename, which is being amortized over one year based on the purchase price allocation, and the trademark acquired in the Sonnenblick-Goldman (SG) acquisition that was being amortized over its useful life and was fully amortized at December 31, 2011.

Trademarks primarily include the “C&W” name. The Company ranks among the largest international real estate service companies in the world and its trademark is well recognized in the market. Group intends to continuously renew the trademark and maintains registrations for this service mark in jurisdictions where it conducts significant business.

The trademark and Beijing Construction License are deemed to have indefinite useful lives, as they are expected to contribute to cash flows indefinitely, and, therefore, are not amortized.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

During 2015, the Company recognized a total of $10.7 million of goodwill and $5.7 million of intangible assets in connection with the acquisitions of PTR and McKinney in February and May 2015, respectively, and allocated $4.0 million from goodwill to intangibles in connection with the finalization of the purchase accounting of Massey Knakal. Refer to Note 4, Acquisitions of Subsidiaries, for more information on those acquisitions.

The Company recorded amortization expense of $13.6 million relating to its finite-lived intangible assets for the eight months ended August 31, 2015. Changes in the carrying amount of goodwill are as follows:

Eight Months Ended August 31, 2015
(In Thousands)
At beginning of period	$696,375
Additions	10,685
Other	(4,307)
Foreign exchange translation	(7,821)

At end of period	$694,932

The expected amortization expense related to the finite-lived intangible assets for the next five years and thereafter as of August 31, 2015 is as follows (in thousands):

Sep 2015 – Aug 2016	$14,753
Sep 2016 – Aug 2017	12,174
Sep 2017 – Aug 2018	10,086
Sep 2018 – Aug 2019	9,585
Sep 2019 – Aug 2020	8,686
Thereafter	11,527

Total	$66,811

Impairment Testing for Goodwill and Intangible Assets with Indefinite Useful Lives

Our annual assessment of goodwill and intangible assets deemed to have indefinite lives is performed as of October 1.

For the purpose of impairment testing, goodwill and trademarks are allocated to Group’s RUs that are expected to benefit from the synergies of the business combination from which they arose. The Company has defined the geographical regions, including the United States, Canada, Mexico, South America, EMEA and Asia Pacific, as its RUs for impairment testing purposes, as they constitute the lowest level for which discrete financial information is available and management regularly reviews the operating results of the unit.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The aggregate carrying amounts of goodwill and trademarks with indefinite lives allocated to each RU at August 31, 2015 are as follows:

August 31, 2015	Goodwill	Accumulated Impairment	Trademark(1)	Accumulated Impairment	Beijing Construction Licensee	Total
	(In Thousands)
United States	$397,000	$(42,600)	$130,421	$(21,100)	$–	$463,721
Canada	48,774	(5,700)	23,493	(7,600)	–	58,967
South America	22,675	–	8,037	–	–	30,712
Mexico	4,271	–	1,969	–	–	6,240
EMEA	210,844	–	78,376	–	–	289,220
Asia Pacific	59,668	–	12,704	–	1,104	73,476

Total goodwill and indefinite-lived trademarks	$743,232	$(48,300)	$255,000	$(28,700)	$1,104	$922,336

(1)	The recoverable amounts for goodwill and trademarks are their fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount is the value of goodwill and trademarks recognized on a RU’s balance sheet. An impairment loss occurs when the recoverable amount is less than the carrying amount.

Goodwill

Given the merger of the Company with DTZ on September 1, 2015, the Company proceeded with step zero of the goodwill impairment test for all the RUs, with the exception of South America and Asia Pacific, according to ASU 2011-08, Intangibles — Goodwill and other (Topic 350): Testing for goodwill Impairment, as of August 31, 2015, and assessed qualitative factors, which included consideration of recent fair value calculations and the difference between those fair values and the carrying amounts of the respective RUs, to determine whether it was more likely than not that the fair values of the RUs associated with its goodwill were less than their carrying amounts. We concluded that it was more likely than not that the fair values of the RUs associated with our goodwill exceeded their carrying amounts. We determined that no indicators of impairment existed primarily because forecasts of operating income and cash flows generated by our RUs appear sufficient to support the carrying values of the net assets of each RU. Our qualitative assessment included an analysis of factors, which was based on management’s best estimates and judgment according to current economic conditions. The use of alternate judgments and/or assumptions, as well as the deterioration of current economic conditions or the persistence of difficult economic conditions for an extended period of time, could result in the future recognition of a substantial impairment charge in our consolidated financial statements. With regards to the Asia Pacific and South America RUs, the Company performed ‘Step 1’ of the goodwill impairment test according to ASC 350 — Intangibles — Goodwill and Other, as of August 31, 2015 and the assessment resulted in the fair value of equity exceeding the carrying value. We determined that there was no impairment.

Trademark

The Company ranks among the largest international real estate service companies in the world and its trademark “Cushman & Wakefield” is well recognized in the market. Group intends to continuously renew the trademark. The trademark is deemed to have an indefinite useful life because it is expected to contribute to cash flows indefinitely, and, therefore, is not amortized. Accordingly, the Company utilizes a constant growth model to calculate the value of the trademark into perpetuity.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Beijing Construction License

The Beijing Construction License is deemed to have an indefinite useful life because it is expected to contribute to cash flows indefinitely, and, therefore, is not amortized. The Company uses the with or without method of the income approach with projections over a 5-year period to determine the fair value of the construction license.

Impairment Evaluations

Goodwill and indefinite-lived assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they may be impaired. Our annual assessment of goodwill and other intangible assets deemed to have indefinite lives has historically been completed as of October 1. During 2015, given the merger of the Company with DTZ on September 1, 2015, we performed our assessment as of August 31, 2015. We performed step zero of the goodwill impairment test for all of our RUs, with the exception of South America and Asia Pacific, and determined that the two-step impairment test was unnecessary. With regards to the Asia Pacific and South America RUs, we performed Step 1 of the goodwill impairment test and the assessment resulted in the fair value of equity exceeding the carrying value. We determined that no impairment existed. We also concluded that we don’t believe that there has been a triggering event requiring a formal impairment assessment for our other intangible assess deemed to have indefinite lives.

12. Other Assets

Other assets consists of the following:

August 31, 2015
(In Thousands)
Broker acquisition and retention, net	$37,849
Security deposits	5,628
Deferred financing costs, net	3,499
Other	7,481

Total other assets	$54,457

Broker acquisition and retention, net represents the unamortized amount of the payments made to attract and retain key brokers. These payments are capitalized and amortized over the term of the related contracts. The amortization expense is included within cost of services in the consolidated statement of operations.

Security deposits represent payments made in connection with the Company’s operating leases.

Deferred financing costs, net primarily comprise the unamortized amount of fees paid in connection with the Company’s Credit Facility as of August 31, 2015, which are capitalized and amortized over the term of the Credit Facility. These fees include legal fees, bank fees, and other financing costs. Refer to Note 15, Long-Term Debt, for further details.

As of August 31, 2015, the amount in other primarily includes cost and equity method investments (further detailed hereafter) aggregating approximately $4.1 million, prepaid expenses related to signing bonus of $1.6 million and deposits related to certain labor claims in Brazil of approximately $0.2 million.

Investments

In March 2014, the Company entered into an agreement with Sojitz Corporation, an integrated trading company engaged in a wide range of business activities in Japan, and Agility Asset Advisors Co., Ltd., a real estate asset management firm in Japan, and formed an asset management firm in which C&W has an 18% ownership interest. As of August 31, 2015, the carrying value of the investment, which is accounted for under the cost method, amounted to $0.7 million.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

On September 30, 2011, Cushman & Wakefield entered into a transaction with NorthMarq Real Estate Services LLC (“NMRES”), whereby C&W contributed substantially all of the assets and liabilities of Cushman & Wakefield Minnesota, Inc. to NMRES in exchange for a membership interest in NMRES equal to 12% (and a profit interest in NMRES equal to 15%). This transaction represents a strategic alliance by C&W to partner with a leading real estate services firm in the upper Mid-West, thereby leveraging Cushman & Wakefield’s reputation in the State of Minnesota and the City of Minneapolis, which are home to many Fortune 500 corporations. At August 31, 2015, the carrying value of NMRES amounted to approximately $3.2 million.

13. Equity

Common Stock

The Company had 1,499,000 ordinary common shares authorized with a par value of $0.01. At August 31, 2015, there were 631,770 common shares issued and 625,304 outstanding (exclusive of 6,466 shares employees deferred into the Rabbi Trust and recorded as treasury shares). During the eight months ended August 31, 2015, 2,633 shares were issued to employees, of which 140 shares were deferred to the Rabbi Trust.

Treasury Stock

At August 31, 2015, the Company held 6,466 of treasury shares, all of which were shares employees had deferred in to the Company’s Rabbi Trust in connection with the deferred compensation plan. As of August 31, 2015, the costs of the Rabbi Trust shares of $8.1 million were offset by the deferred compensation liability.

Minority Shareholders Agreement

	August 31, 2015
EXOR Ownership Percentage	Shares	Percentage of Ownership

EXOR – shares owned	511,015
Total outstanding shares as adjusted*	631,770	80.89%
Total outstanding shares	625,304
Treasury shares	6,466

Total issued shares	631,770	80.89%

*	Total outstanding shares as adjusted includes treasury shares employees had deferred into the Company’s Rabbi Trust relating to the deferred compensation plan.

As of August 31, 2015, C&W was owned 80.9% by EXOR and 19.1% by its employees (the “Group’s Minority Shareholders”). C&W had an agreement with the Group’s Minority Shareholders (the “Minority Shareholders Agreement”), which outlined all of the rights and obligations of the Company and the Group’s Minority Shareholders with respect to the ownership of the noncontrolling shares.

The Minority Shareholders Agreement provided C&W with the right to call for purchase, at its sole discretion beginning on the date the Group’s Minority Shareholder ceased to be an employee or independent contractor of the Company and ending on the first anniversary date of the employment termination, all or a portion of the shares held by the Group’s Minority Shareholder at the most recent appraised fair value of C&W’s stock as of the last day of the quarter in which the shares were called, with certain exceptions (the “Call Right”). The Minority Shareholders Agreement provided each of the Group’s Minority Shareholders who were no longer an employee or independent contractor of the Company, the right to require C&W to repurchase all, but not less than all, of the shares held by the Group’s Minority Shareholder at the most recent appraised fair value of C&W’s stock as of the last day of the quarter in which the shares were put, with certain exceptions (the “Put Right”).

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Pursuant to the Shareholders Agreement between the Company and EXOR, if the Company had not issued common shares in an initial registered underwritten public offering (“IPO”) by the fifth (5th) anniversary of the acquisition of the Company by EXOR (the “acquisition date”), or March 30, 2012, then, commencing with the sixth (6th) anniversary from the acquisition date, or March 30, 2013, EXOR agreed to cause the Company to use its commercially reasonable efforts to provide a degree of liquidity at the then current appraised value for the Minority Shareholders who wish to sell a portion of their shares for cash, subject to certain limitations outlined in such Minority Shareholders Agreement. On September 29, 2014, the Company launched an Offer to Purchase (“ the Offer”) from C&W Group Minority Shareholders as of March 30, 2012 whose shares are not eligible for repurchase pursuant to the exercise of a Minority Shareholder Put Right (as defined in the Offer) or a Company Call Right (as defined in the Offer) (“Eligible C&W Group Minority Shareholders”), for cash up to 22,400 shares of its common stock (the “C&W Group Shares”), at a purchase price of $1,730 per share (the June 30, 2014 stock value), upon the terms and subject to the conditions and individual limitations set forth in the Offer. As of the expiration of the Offer on October 28, 2014, approximately 5,451 shares were tendered pursuant to the Offer, representing approximately 24% of the shares eligible for repurchase in the Offer tendered by approximately 17% of the Eligible C&W Group Minority Shareholders. During 2013, the Company launched a similar offer and approximately $23.7 million of shares were redeemed. After evaluating expected capital requirements of our operations and other expected cash commitments, the Board of Directors of the Company determined that purchasing C&W Group shares in the Offer was commercially reasonable in 2013 and 2014.

Under the EXOR Shareholder Agreement, in the event of an IPO or sale of the Company, EXOR and the Minority Shareholders had Drag-Along and Tag-Along Rights, respectively, with respect to the non-controlling shares. If EXOR were to exercise its Drag-Along Rights, C&W would not exercise its Call Right, and the Minority Shareholders would not exercise their Put Right or Tag-Along rights. Conversely, if the Minority Shareholders were to exercise their Tag-Along rights, C&W may not exercise its Call Right.

The Group’s Minority Shareholders’ Put Right gave control of the decision to receive cash, in exchange for their Group’s minority shares, to the Group’s Minority Shareholders if the shareholder ceased to be an employee or independent contractor of the Company before the occurrence of an IPO or sale of the Company. However, due to the fact that the Minority Shareholders Agreement required the Minority Shareholder to hold vested shares for a period of no less than six months plus one day in order to be subject to the Call Right or Put Right, the shares met the criteria for equity treatment within the Group’s consolidated balance sheet.

Unrealized Losses (Gains) on Hedging Instrument in Accumulated Other Comprehensive Loss

Eight Months Ended August 31, 2015
(In Thousands)
Balance at beginning of period	$474
Amounts released to earnings during the period	(474)

Balance at end of period	$–

Unrealized losses on hedging instruments in accumulated other comprehensive income represent the cumulative effective portion of gains or losses arising on changes in fair value of the interest rate cap agreement entered into for cash flow hedge purposes. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated in accumulated other comprehensive loss will be reclassified to earnings only when the hedged transaction affects earnings. During the eight months ended August 31, 2015, we recorded net losses of less than $0.1 million to other comprehensive loss and released approximately $0.5 million to interest expense, in connection with the interest rate cap.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Dividend

No dividend was paid in 2015.

Accumulated Other Comprehensive Loss

At August 31, 2015, Accumulated other comprehensive loss consisted of the following:

August 31, 2015
(In Thousands)
Actuarial losses	$(11,684)
Foreign currency translation losses	(51,163)
Unrealized gains arising on changes in fair value of available for sale securities	18
Income tax benefit relating to components of other comprehensive (loss) income	1,251

Accumulated other comprehensive loss	$(61,578)

14. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following:

August 31, 2015
(In Thousands)
Accrued incentive compensation	$34,467
Managed buildings payables	79,022
Deferred compensation and other employee costs	51,302
Accounts payable	54,654
Accrued expenses	76,397
Liability to partners	15,022
Non-income taxes payable	11,905
Other	213

Total accrued expenses and other current liabilities	$322,982

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

15. Long-Term Debt

At August 31, 2015, the Company had total long-term debt of $309.9 million, consisting of the following:

	Currency	Weighted Average Interest Rates (1)	Maturity	Facility Commitment	Current	Non- Current	Total Non- Outstanding Balance
					(In Thousands)
Term Loan – United States	USD	1.54%	2015– 2019(2)	$148,125	$8,438	$139,687	$148,125
Revolver – United States	USD	1.55%	June 2019	290,000	–	134,000	134,000
Revolver – Europe	GBP/EUR	1.28%	June 2019	30,000	–	–	–
Revolver – Canada	CAD	2.27%	June 2019	20,000	–	–	–
Revolver – Australia	AUD	3.63%	June 2019	5,000	–	–	–
Revolver – Hong Kong	HKD	0%	June 2019	5,000	–	–	–
Promissory Notes	USD	0%	January 2018 (3)	NA	–	19,414	19,414
Capital leases	Various	NA	Various	NA	3,550	4,809	8,359

Total					$11,988	$297,910	$309,898

(1)	Weighted average interest rates for the Term Loan and Revolver disclosed above exclude the impact of the applicable facility fee of 25-30 bps in 2015.
(2)	The outstanding balance on the Term Loan was contractually due as follows (in thousands):

September 30, 2015	$1,875
December 31, 2015	3,750
June 30, 2016	2,813
September 30, 2016	2,813
December 31, 2016	5,625
June 30, 2017	3,750
September 30, 2017	3,750
December 30, 2017	7,500
June 30, 2018	25,313
September 30, 2018	25,313
December 31, 2018	25,313
June 27, 2019	40,310

Total outstanding balance as of August 31, 2015	$148,125

(3)	The Promissory Notes have a maturity of nine years, with an early prepayment option at the election of the Noteholder at any time on or after the third anniversary of the Closing Date, provided, the Noteholder was continuously employed by or continuously served as an independent contractor for the Company during that period. Payment under the Promissory Notes is also accelerated in the event of the termination of a Noteholder’s employment without cause or by the Noteholder for good reason. The Company expects the remaining Noteholders to stay with the Company for the required period, and, as a result, expects the Promissory Notes to become due on the third anniversary of the Closing Date.

Credit Agreement

On June 27, 2014, the Company amended and restated its 2011 existing credit agreement covering its existing $350 million senior secured revolving credit commitment (“Existing Revolver”) and $150 million senior secured

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

term loan with an outstanding balance of approximately $132 million (“Existing Term Loan”), together the “2011 Existing Credit Facility”. The amended agreement extended maturity from June 2016 to June 2019 and consists of a $350 million senior unsecured revolving credit facility (the “Revolver”) and a $150 million senior unsecured term loan facility (the “Term Loan”), together the “Credit Facility”.

The Credit Facility will be available for working capital and general corporate purposes. Available currencies include the U.S. Dollar, Euros, British Pound Sterling, Canadian Dollar, Australian Dollar, and Hong Kong Dollar (subject to certain levels, as outlined above). Interest on borrowed funds is calculated on a LIBOR rate or base rate, plus a spread tied to the Company’s Consolidated Leverage Ratio, as defined under the Credit Facility Agreement. The interest payment on a majority of borrowings is typically due monthly in arrears, though it can be up to three months, depending on the type of specific draw. There is a facility fee that is also tied to the Company’s Consolidated Leverage Ratio, which is due quarterly in arrears.

Covenants Associated With the Credit Facility

Improved terms under the Credit Facility include an increase in the Maximum Consolidated Leverage Ratio from 3.25x to 3.75x and an improvement in the borrowing cost structure through a reduction in the interest rate of 45 basis points, on average, across a pricing grid.

The Company was in compliance with all of its covenants as of August 31, 2015.

Promissory Notes

On December 31, 2014, the Company issued ten Promissory Notes for the ten Principals of Massey Knakal in connection with the Massey Knakal acquisition, whereby it unconditionally promises to pay to the order of Holding, or the Noteholders an aggregate principal amount equal to $26 million. The Promissory Notes have subsequently been assigned by Holdings to the individual Principals. The Promissory Notes are payable after the ninth anniversary of the Closing Date, with an early prepayment option at the election of the Noteholder at any time on or after the third anniversary of the Closing Date, provided, however, such election may only be made if, during the period from the Closing Date to the third anniversary of the Closing Date, the Noteholder was continuously employed by or continuously served as an independent contractor for the Company. Payment under the Promissory Notes is also accelerated in the event of the termination of a Noteholder’s employment without cause or by the Noteholder for good reason. During the eight months ended August 31, 2015, the employment of one of the Noteholders was terminated without cause, and therefore, the principal amount of $0.7 million on his Promissory Note became due and a charge of approximately $0.2 million was recorded to reflect the acceleration of the payment. The Promissory Notes bear no interest. However, if an Event of Default, as defined in the SPA, occurs, the unpaid principal amount would bear interest at a rate equal to 15% per annum, compounded quarterly.

The principal payments relating to the total outstanding debt as of August 31, 2015 are as follows (in thousands):

Sep 2015 – Aug 2016	$11,988
Sep 2016 – Aug 2017	15,320
Sep 2017 – Aug 2018	57,390
Sep 2018 – Aug 2019	225,097
Sep 2019 – Aug 2020	103
After Sep 2020	–

Total	$309,898

At August 31, 2015, the Company had, based on covenant ratios, $207.0 million of available credit under the Credit Facility and the Existing Credit Facility, respectively.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The Company recorded $3.7 million of interest expense, in connection with its Credit Facility, for the eight months ended August 31, 2015 and capitalized less than $0.1 million of interest expense.

16. Other Liabilities

August 31, 2015
(In Thousands)
Tenant improvement allowances and other	$ 26,113
Deferred rent	18,032
Asset retirement obligations	2,374
Other	2,925

Total	$ 49,444

Tenant improvement allowances and other primarily comprise the unamortized amount of reimbursements received from lessors in connection with the Company’s operating leases of office space for leasehold improvement expenditures made by the Group, as well as commissions the Company earned on the closing of certain leases. The amount is being amortized over the lease term, and the amortization is reported as a reduction of lease expense in operating, administrative and other expenses within the Company’s consolidated statement of operations.

Deferred rent represents the cumulative extent by which the Company’s operating lease expense has exceeded the related lease payments under its current operating leases, which results from the requirement to expense the full amount of the minimum lease payments, net of lease incentives received, under its operating leases on a straight-line basis over the lease terms of the related leases.

17. Employee Benefits

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan (“Rabbi Trust”) for highly compensated employees that is financed through corporate-owned life insurance policies (“COLI”). Under this plan, participants can elect to defer a portion of their compensation into the plan. Through the COLI, the investment returns on participant balances are indexed to a number of different mutual funds based on participant elections. At August 31, 2015 the assets in the Rabbi Trust were $29.4 million of which $5.2 million were recorded in prepaid expenses and other current assets as of August 31, 2015 and $24.2 million were recorded as non-current in deferred compensation assets as of August 31, 2015 in the accompanying consolidated balance sheet. The total liability to the participants as of August 31, 2015 was $29.4 million, of which $5.2 million were included in accrued expenses and other current liabilities as of August 31, 2015 and $24.2 million and were classified as non-current in deferred compensation liabilities as of August 31, 2015 in the accompanying consolidated balance sheet.

Investments Held in the Rabbi Trust

August 31, 2015
(In Thousands)
Corporate-owned life insurance	$27,964
Money market funds	1,457

Total	$29,421

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The change in the investments held in the Rabbi Trust is primarily due to deposits made by plan participants during the year and an improvement in the stock market, partially offset by the liquidation of fund assets in order to distribute funds to the participants of the plan.

In addition, the Rabbi Trust also contains 6,466 shares of Group stock attributable to participant elections as of August 31, 2015. Any change in the value of the non-qualified plan assets are attributable to the participants of the plan and are, therefore, reflected in the deferred compensation liability. The Rabbi Trust is consolidated, and, consequently, its investment in stock of the Company is reflected as treasury stock in the Company’s consolidated balance sheet.

The Company’s deferred compensation plan expense, which is recorded as compensation expense in operating, administrative and other expenses in our consolidated statement of operations, amounted to $0.2 million for the eight months ended August 31, 2015.

Other Employee Benefit Obligations

Defined Contribution Plans

Group offers a variety of defined contribution plans including, in the U.S., benefit plans pursuant to Section 401(k) of the Internal Revenue Code. At the Company’s discretion, the Company can match eligible employee contributions at 100 percent of amounts contributed up to 3% of an individual’s annual compensation, based upon certain targets being met by the Company and subject to limitation under federal law. EMEA and Asia sponsor a number of defined contribution plans pursuant to the requirements of the countries where they have branch operations. The Company recorded $4.2 million within operating, administrative and other expenses in the consolidated statement of operations, relating to the plans outlined above for the eight months ended August 31, 2015.

Defined Benefit Plans

The Group’s subsidiary in the UK (“C&W UK”) operates a form of hybrid pension plan (the “UK Plan”) that includes characteristics of both a defined contribution and a defined benefit plan. C&W UK formally gave notice to freeze this plan with effect from March 31, 2002 and, subject to certain transitional arrangements, introduced a defined contribution plan for employees from that date. In addition, certain of Group’s subsidiaries in Asia provide post-employment benefit plans in accordance with local labor regulations, one in Indonesia, one in the Philippines and two in India, together (the “Asia Plans”), which are defined benefit plans. The Asia Plans, except one of the two in India, are unfunded. Furthermore, all employees of our subsidiary in the Netherlands, who insured at a certain insurance company, have a defined benefit pension plan. For the eight months ended August 31, 2015 the Company recorded an expense of $2.9 million within operating, administrative and other expenses in the consolidated statement of operations, in connection with the defined benefit plans mentioned above.

The amounts included in the consolidated balance sheet arising from the Company’s obligation for its plans are as follows:

August 31, 2015
(In Thousands)
Present value of unfunded obligations	$17,116
Present value of funded obligations	89,654

Total present value of obligations	$106,770

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The change in benefit obligations and assets of the UK and Asia Plans for the eight months ended August 31, 2015 consisted of the following components:

Change in Pension Benefit Obligation

Eight Months Ended August 31, 2015
(In Thousands)
Benefit obligation at beginning of year	$121,961
Service cost	2,244
Interest cost	3,463
Net actuarial loss, recognized in equity	(17,139)
Benefits paid	(1,999)
Foreign exchange translation	(1,760)

Benefit obligation at end of year	$106,770

Change in Pension Plan Assets

Eight Months Ended August 31, 2015
(In Thousands)
Fair value of plan assets at beginning of year	$89,401
Actual return on plan assets	27
Employer contributions	3,357
Benefits paid	(1,837)
Foreign exchange translation	(1,294)

Fair value of plan assets at end of year	$89,654

Unfunded status at end of year	$17,116

The unfunded status is recorded within accrued employee benefits in the consolidated balance sheet.

Expense Recognized in the Consolidated Statement of Operations

Eight Months Ended August 31, 2015
(In Thousands)
Service cost	$2,244
Interest cost	3,466
Expected return on plan assets	(3,415)
Recognized actuarial losses, net	587

Net periodic pension benefit cost	$2,882

The net periodic pension benefit cost is recognized within operating, administrative and other expense in the consolidated statement of operations.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Actuarial Gains (Losses) Accumulated in Other Comprehensive Loss in Equity

Eight Months Ended August 31, 2015
(In Thousands)
Cumulative amount as of beginning of period	$(25,947)
Recognized during the period	13,676
Released to earnings during the period	587

Cumulative amount as of end of period	$(11,684)

We anticipate that approximately $0.2 million of the net actuarial loss that is accumulated in other comprehensive loss in equity will be recognized as a component of net periodic pension cost in the four month period ended December 31, 2015.

Plan Assets Comprise

	August 31, 2015
	Actual $	Actual %	Target %
	(In Thousands)
Equity securities	$47,628	53.1%	60.0%
Debt securities	38,801	43.3%	40.0%
Other	536	0.6%	0.0%
Cash	2,689	3.0%	0.0%

Total	$89,654	100%	100%

Plan assets of the Company’s funded plans include marketable equity securities in both United Kingdom and United States companies. Debt securities consist mainly of fixed interest bonds.

The investment policies and strategies for plan assets are established to achieve a reasonable balance between risk and return and to cover administration expenses, as well as to maintain funds at a level to meet minimum funding requirements. To ensure that an appropriate investment strategy is in place, an analysis of the UK Plan’s assets and liabilities is completed every three years. The investment strategy of the funded plan in India is reviewed every year by the fund manager on behalf of the Company.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The fair value of the plans assets at August 31, 2015 was based on the following:

	Fair Value Measurements at Reporting Date Using
August 31, 2015	Total	Quotable Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)
Equity securities(a)	$47,628	$47,628	$–	$–
Debt securities:
Corporate bonds	38,357	38,357	–	–
Government bonds	444	444	–	–

Total debt securities	38,801	38,801	–	–

Other	536	536	–	–
Cash	2,689	2,689	–	–

Total	$89,654	$89,654	$–	$–

(a)	The assets in this class represent investments in U.S. and non-U.S. equity funds. Generally, these assets are valued using bid-market valuations provided by the funds’ investment managers.

Actuarial Assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

August 31, 2015
Discount rates
UK Plan	3.91%
Indonesia	9.00%
India	8.00%
Philippines	4.31%
Netherlands	2.40%

Salary increase rates
Indonesia	8.00%
India	5.50%
Philippines	4.10%
Netherland	2.30%

August 31, 2015
Expected return on plan assets
UK Plan	5.08%
India (funded plan)	8.75%
Netherland	2.40%

Assumptions regarding future mortality are based on published statistics and mortality tables.

Discount rate

The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Salary increase rate

The salary increase rate takes into account inflation, seniority, promotion and other relevant factors on a long-term basis.

Expected return on plan assets

The overall expected long-term rate of return on assets is based on the sum of returns of individual asset categories expected to be achieved in the future. Historical returns were also considered in estimating the long-term rate of return.

During the eight month period ended August 31, 2015, the Company paid contributions of $3.0 million into the UK plan, and $0.1 million into the India funded plan. The Company also paid $0.3 million into the Netherlands Plan in the eight months ended August 31, 2015. No contributions were made into the unfunded Asia Plans in the eight months ended August 31, 2015. The Company’s agreement with the trustees of the UK Plan is to contribute 2.0 million pounds sterling ($3.0 million based on the August 31, 2015 spot rate) plus expenses on March 31 in each of the years from 2015 through 2017, and 2.5 million pounds sterling ($3.9 million based on the August 31, 2015 spot rate) on March 31 in each of the years from 2018 through 2022. Regarding the funded plan in India, the Company makes annual contributions to the plan based on demand raised by the fund manager, or a minimum of 15% of the current service cost is contributed. For the plan in the Netherland, the Company has a contract with the insurance company to cover committed pension benefits.

The following estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following years (in thousands):

2016	$3,681
2017	2,955
2018	3,265
2019	3,471
2020	4,118
Succeeding five years	25,072

Total	$42,562

18. Share-Based Payments

Our share-based compensation programs consist of share-based awards granted to employees, including stock options and restricted stock. The Company has two separate stock option plans, the Employee Stock Purchase Plan Option and Management Options plans and two additional incentive plans, the Equity Incentive Plan (“EIP”) and the Long Term Incentive Plan (“LTIE”) for Employees. The awards under these plans, except for awards under the Long Term Incentive Plan for Employees, which are cash-settled, are deemed to meet the requirements to be classified as equity awards.

Equity Incentive Plan

Awards distributed under the EIP may take the form of non-qualified stock options, restricted stock or restricted stock units. In accordance with the terms of the plan, awards may be granted to any employee, member of the Board of Directors or independent contractor based on prior performance and/or a demonstrated potential for future long-term value and performance at the discretion of the Compensation Committee of the Board of Directors. Each non-qualified option converts into one share of the Company’s common stock on exercise and

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

the options carry neither rights to dividends nor voting rights. Options vesting may be based on continued service or achievement of specified performance criteria, or a combination of both. In the case of a restricted stock award, the recipient may pay a purchase price at the time the award is granted, in which case the purchase price and the form and timing of payment shall be specified in an agreement in addition to the vesting provisions and other applicable terms.

Long Term Incentive Plan for Employees

The LTIE was established to attract, retain and reward designated employees and drive the performance of the Company on a global basis. In accordance with the terms of the plan, awards may be granted to high performing agents, brokers, appraisers and key salaried employees to align their interests with the successful global operations of the Company. Awards distributed under the LTIE include phantom stock units, which will be indexed to the value of the Company’s stock and paid in cash or, in very limited cases and at the discretion of the Company, in shares, based on the fair value of the Company’s stock. The awards generally vest ratably over a four-year period, including a measurement year.

Employee Stock Purchase Plan Options

In connection with the Employee Stock Purchase Plan, employees could purchase shares or convert existing shares into new shares. For each four shares acquired, either through purchase or conversion, the employee was granted one option to purchase an additional share at the fair value of such shares on the date of the option grant. The options have a service requirement of three years and are deemed to meet the requirements to be classified as an equity award. At the grant date, the options and underlying shares were valued by an independent appraisal using the Black-Scholes option pricing model. The resulting option value was multiplied by the number of options outstanding to determine the total cost of the options.

Management Options

Performance Based Options

In connection with the EXOR acquisition of C&W Group, Inc., certain executives of the Company were granted performance based stock options that vest in equal annual installments upon delivery of the Company’s audited consolidated financial statements (“Management Options”). This was projected to occur on or about April 1, 2007 through 2012. The number of annual installments for the vesting of the options was based on the term of the employee’s employment agreement.

The Management Options were further classified as EBITDA Options and EBITDA Margin Options. Regardless of the classification, the exercise price for all options was equal to the share price at the grant date. The EBITDA Options vested over the terms of the employment contracts if certain EBITDA targets were achieved. For each executive, there were a base number of options, and an additional number of Target 1 and Target 2 options. The EBITDA targets for each classification were predetermined at the grant date and such options only vested if the targets were met and the executive remained employed by the Company or one of its subsidiaries. Further, the number of Target 1 options or Target 2 options that vested was based on the EBITDA achieved by the Company, such that, if the actual EBITDA fell between the Base Option Target and the Target 1 EBITDA, a percentage of the Target 1 EBITDA options would vest.

The EBITDA Margin Options also vested over the terms of the employment contracts if certain EBITDA Margins were achieved. The EBITDA Margins were defined as EBITDA as a percentage of consolidated revenue. The vesting of the EBITDA Margins was similar to the EBITDA Options, with a Base, Target 1, and Target 2 EBITDA Margin targets, which were predetermined at the grant date.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The options were deemed to meet the requirements to be classified as an equity award. At the grant date, the share price and option price were determined by an independent appraisal. The Company used the Black-Scholes option pricing model to compute the estimated fair value of stock option awards. Using this model, fair value was calculated based on assumptions with respect to (i) expected volatility of our Common Stock price, (ii) the periods of time over which employees were expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on the Common Stock, and (iv) risk-free interest rates. Stock-based compensation expense also included an estimate, which was made at the time of grant, of the number of awards that were expected to be forfeited. This estimate is revised, if necessary, in subsequent periods if actual forfeitures differ or are expected to differ from those estimates.

Non-Performance Based Options

Certain executives of Group were granted non-performance based options vesting gradually over different periods of four to five years. The exercise prices of the options were based on Group’s stock price at the end of the quarter preceding each grant date and the value of the stock options determined according to the Black-Scholes option pricing model.

The table below summarizes all our stock option awards:

	Grant Date	Number of options granted	Vesting date or period	Exercise price at grant date	Term of options	Outstanding at August 31, 2015
Employee Stock Purchase Plan

Tranche 1	12/14/2005	11,166	1/1/2008	$548	10 years	2,826

Total Employee Stock Purchase Plan		11,166				2,826
Management Options
Non-performance Based Options
Grant 3 – Executive Grant	12/1/2010	374	2012 – 2014	$1,465	10 years	374
Grant 4 – Executive Grant	3/3/2011	16,000	2012 – 2015	$1,510	10 years	16,000
Grant 5 – Executive Grant	12/16/2013	15,000	2014 – 2017	$1,440	10 years	15,000

Total non-performance Based Options		31,374				31,374
Performance Based Options (EBITDA)
Tranche 1	4/1/2007	13,450	2007 – 2011	$1,259	10 years	840

Total Performance Based Options		13,450				840

Total Management Options		44,824				32,214

Total Options		55,990				35,040

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

The Employee Stock Purchase Plan Options outstanding at August 31, 2015 have a weighted average exercise price of $548.02, and weighted average remaining contractual lives of 0.20 years. The Management Options outstanding at August 31, 2015 have weighted average exercise prices of $1,470.39 and weighted average remaining contractual lives of 6.72 years.

The total intrinsic value of options exercised during the eight months ended August 31, 2015 was $0.4 million. The total fair value of options vested during the eight months ended August 31, 2015 was $12.5 million.

The number of and weighted average exercise prices of share options are as follows:

	Employee Stock Purchase Plan		Management Options
Eight Months Ended August 31, 2015	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	2,826	$548.02	32,214	$1,470.87
Granted during the period	–	–	–	–
Exercised during the period	(122)	548.02	(374)	1,465.00
Forfeited during the period	(82)	548.02	–	–
Cancelled during the period	–	–	–	–

Outstanding at end of period	2,622	$548.02	31,840	$1,470.39

Exercisable at end of period	2,622	$548.02	31,840	$1,470.39

The fair value of services received in return for share options granted is based on the fair value of share options granted, which was based on the Black-Scholes option pricing model using the following assumptions:

	Employee Stock Purchase Plan	Management Options
Share price	$578.68	$1,175 – $1,510
Exercise price	$548.02	$1,259 – $1,510
Expected volatility	35.0%	35.0% – 47.5%
Option term	6.5 years	10 years
Risk-free interest rate	4.22%	1.67% – 4.74%
Expected dividends	1.20%	0% – 0.36%
Forfeiture rate	0%	0%

An independent appraiser determined the volatility based on the historical volatility of comparable public companies. As the Company does not have historical exercise data and the stock options do not have any unusual features, the Company uses the midpoint between the vesting date and the contractual term to determine the expected term of the stock options.

For non-performance awards, the assumptions used and the Company’s methodology in developing those assumptions were as follows: (i) in determining volatility, the Company elected to use a blended volatility model, which averages the historical volatility over the expected term of the options and the implied volatility of two public peer companies; (ii) due to the lack of historical data and the fact that the stock options do not have any unusual features, the Company determined it was appropriate to use the simplified method, which encompasses using the midpoint between the vesting date and the contractual term to determine the expected term; (iii) based on covenant restrictions and historical data, the Company used a 0% dividend yield assumption through 2012 and 0.36% for subsequent grants and (iv) risk free interest rate was calculated using traded zero coupon U.S. Treasury bonds with the same maturity as the grant’s expected term.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Restricted Stock

A summary of the status of the Company’s non-vested shares as of August 31, 2015 and changes during the eight months ended August 31, 2015 are presented below:

	Eight Months Ended August 31, 2015
	Number of shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	6,040	$1,571
Granted during the period	2,952	2,020
Vested during the period	(2,137)	(1,562)
Forfeited during the period	–	–

Outstanding at end of period	6,855	$1,766

During 2015, the Company granted 2,618 and 334 restricted shares to brokers and senior management employees under the EIP and LTIE, respectively.

Phantom Stock Units

The following illustrates the status of our phantom stock units as of August 31, 2015. These awards, which are granted under the LTIE, are indexed to the value of the Company’s stock and paid in cash.

	Eight Months Ended August 31, 2015
	Number of shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	222	$1,475
Granted during the period	–	–
Vested during the period	(84)	1,472
Forfeited during the period	–	–

Outstanding at end of period	138	$1,477

The Company recorded total compensation expense of $9.8 million in 2015 for all its share-based payment plans, of which $9.7 million were from plans accounted for as equity-settled share-based payment transactions. As of August 31, 2015, there was $6.2 million of total unrecognized compensation expense related to all unvested share-based payment awards, which was expected to be recognized over a weighted-average period of 1.71 years.

The Company received cash of $615 thousand from the exercise of stock options under its share-based payment arrangements for the eight months ended August 31, 2015.

19. Fair Value Measurements

All of our financial assets and liabilities have been classified as Level 1 and 2, which include certain plan assets for deferred compensation, our foreign currency forward contracts and our interest rate cap arrangements, relating to which their fair values are based on market inputs. The assets and liabilities related to our foreign currency forward contracts have been initially valued at the transaction price and subsequently valued utilizing

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

third-party pricing services. The pricing services use many inputs to determine value, including reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates, other industry and economic events. We obtain an understanding of the models and validate the prices provided by our third-party pricing services by obtaining market values from other pricing sources, and analyzing pricing data in certain instances. As of August 31, 2015, and after completing our validation procedures, we did not adjust or override any fair value measurements provided by our third-party pricing services.

The following tables present information about our assets and liabilities that are measured at fair value on a recurring basis as of August 31, 2015, with the exception of the defined benefit plan assets, which are separately disclosed in Note 17, Employee Benefits. The tables indicate the fair value hierarchy of the valuation techniques we utilized to determine such fair value.

	Fair Value Measurements at Reporting Date Using
	August 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at fair value	(In Thousands)
Cash equivalents(a)	$3,806	$3,806	$–	$–
Foreign currency forward contracts	315	–	315	–
Plan assets for deferred compensation – money market(b)	1,457	1,457	–	–

Total	$5,578	$5,263	$315	$–

Liabilities at fair value
Foreign currency forward contracts	$213	$–	$213	$–

Total	$213	$–	$213	$–

(a)	The assets in this category represent overnight deposits.
(b)	The assets in this category represent money market funds. In accordance with the fair value accounting standard, this disclosure excludes the cash surrender value of corporate-owned life insurance contracts.

There were no significant non-recurring fair value measurements recorded during the 8 months ended August 31, 2015.

20. Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the accompanying consolidated balance sheet. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents: These balances include highly liquid investments with maturities of less than three months when purchased. The carrying amount approximates fair value due to the short-term maturities of these instruments.

Security deposits, commission and fees receivable and payable: Due to their short-term nature, fair value approximates carrying value.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Long-term debt: This balance primarily consists of the outstanding balances on our Credit Facility at the reporting date and the Promissory Notes issued in connection with the Massey Knakal acquisition on December 31, 2014. Due to the variable interest rates applied to the Credit Facility, the fair value approximates carrying value. The Promissory Notes were recorded at their net present value using a risk-adjusted rate at the reporting date, which approximates their fair value.

Foreign currency forward contracts: The fair value of these contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). As the carrying values of the foreign currency forward contracts are marked to market each reporting period, the fair value equals the carrying value.

Interest rate cap agreements: The fair value of these agreements is measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

The carrying amounts reflected in the consolidated balance sheet for other current assets, accounts payable and other current liabilities approximate fair value due to their short-term maturities.

The carrying amounts reflected in the consolidated balance sheet for non-current commission fees receivable and payable represent the present value of future cash flows discounted at the rate of our domestic debt at the reporting date and, accordingly, approximate fair value.

21. Commitments and Contingencies

We are subject to various claims and contingencies related to lawsuits, income taxes, non-income taxes and commitments under contractual obligations. Many of these lawsuit claims are covered under our current insurance programs, subject to self-insurance levels and deductibles. Management believes that any liability imposed upon us that may result from disposition of these lawsuits will not have a material adverse effect on our business or consolidated financial statements. Our contractual obligations generally relate to providing of services by us in the normal course of our business. We recognize the liability associated with a loss contingency when a loss is probable and estimable in accordance with FASB ASC Topic 450, Contingencies.

We had outstanding letters of credit totaling $11.7 million as of August 31, 2015. These letters of credit are primarily executed by us in the normal course of business in connection with the lease of office space, our insurance policy and medical benefit claims. Certain of these letters of credit expire at varying dates through 2015, while the others expire upon specified future events.

From time to time, Group incurs purchase commitments because we enter into contracts to purchase property and equipment or to obtain certain services in the normal course of our business. Some of these contractual obligations have a remaining term in excess of one year. At August 31, 2015, the aggregate amount of the required payments in connection with such obligations is as follows (in thousands):

Sep 2015 – Aug 2016	$3,115
Sep 2016 – Aug 2017	459
Sep 2017 – Aug 2018	–

Total	$3,574

Group leases office space, computers, copiers and other equipment used in connection with its operations and has determined that these leases meet the criteria as operating leases, some of which contain escalation clauses or renewal options.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

During the eight months ended August 31, 2015, $49.8 million was recognized as an expense in the consolidated statement of operations for operating lease payments. A small portion of Group’s premises are subleased with minimal sublease income.

Future minimum lease payments under noncancelable operating leases as of August 31, 2015 are payable as follows (in thousands):

Sep 2015 – Aug 2016	$77,812
Sep 2016 – Aug 2017	62,770
Sep 2017 – Aug 2018	54,964
Sep 2018 – Aug 2019	50,931
Sep 2019 – Aug 2020	46,453
Thereafter	171,481

Total	$464,411

22. Severance and Other Restructuring Costs

The following is a reconciliation of the beginning and ending restructuring liability balances:

Eight Months Ended August 31, 2015
(In Thousands)
Balance at beginning of period	$68
Amounts accrued during the period	476
Amounts reversed during the period	(66)
Amounts paid during the year	(262)
Foreign currency exchange rate changes	(2)

Balance at end of period	$214

The balance of approximately $0.2 million outstanding as of August 31, 2015, which is current, relates to lease termination costs and is included within accrued expenses and other current liabilities in our consolidated balance sheet.

23. Related Parties

Transactions With Key Management Personnel

Directors of the Company own less than 5% of the voting shares of the Company at August 31, 2015. No such share purchases from members of the board of directors of the Company occurred in 2015.

Loans to Key Management Personnel

There were no loans to key management personnel outstanding at August 31, 2015.

24. Subsequent Events

We have evaluated events and transactions that have occurred subsequent to August 31, 2015 through February 19, 2016, the date at which the consolidated financial statements were available for issuance, and we have not identified any that require recognition or disclosure in these consolidated financial statements, other than as disclosed below.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

On September 1, 2015, EXOR closed the sale of its entire shareholding in Cushman & Wakefield to DTZ. The Company was then merged with Gaja Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of DTZ.

Subsequent to the merger, the Company repaid the outstanding balance on the Credit Facility, including interest and fees.

Through and including                     , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter, and with respect to its unsold allotments or subscriptions.

            Shares

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses (except for the SEC registration fee, FINRA filing fee and stock exchange listing fee) payable in connection with the sale of the ordinary shares in this offering are as follows:

SEC registration fee	$
FINRA filing fee
Stock exchange listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous

Total	$

*	To be completed by amendment.

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

To be completed by amendment.

Item 15. Recent Sales of Unregistered Securities.

Prior to the closing of this offering, DTZ Jersey Holdings Limited will undergo a restructuring to change its jurisdiction of organization. This item will be completed by amendment to reflect that transaction and the requirements of Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth beginning on page II-3 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: Schedule II – Valuation & Qualifying Accounts is included in the financial statements and incorporated herein by reference.

Item 17. Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

*(i) The undersigned registrant hereby undertakes that:

●	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

●	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1*	Form of Underwriting Agreement
5.1*	Opinion of Cleary Gottlieb Steen & Hamilton LLP
10.1*

Syndicated Facility Agreement (First Lien), dated as of November 4, 2014, among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent, and the lenders party thereto

10.2*

Amendment No. 1 to the First Lien Credit Agreement, dated as of August 13, 2015, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, UBS AG, the Lenders party thereto, the L/C Issuers party thereto and UBS AG, Stamford Branch, as Administrative Agent and Swing Line Lender

10.3*

First Lien Amendment No. 2, dated as of September 1, 2015, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, the 2015-1 Additional Term Lenders party thereto, the 2015-1 Converting Term Lenders party thereto, the 2015-1 Incremental Term Lenders party thereto, the Consenting Revolving Lenders party thereto, the 2015-1 Incremental Revolving Credit Lenders party thereto, each L/C Issuer party thereto, UBS AG, Stamford Branch, as Administrative Agent and Swing Line Lender and, for purposes of Sections 5, 8, 9 and 11 through 15 thereof only, each of the other Loan Parties party as of the date thereof

10.4*

First Lien Amendment No. 3, dated as of December 22, 2015, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, UBS AG, Stamford Branch, as the Incremental Term Lender and Administrative Agent and, for purposes of Sections 4, 8, 9, 10, 11, 12 and 13 thereof only, each of the other Loan Parties party as of the date thereof

10.5*

Amendment No. 4 to the First Lien Credit Agreement, dated as of April 28, 2016, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, the Lenders party thereto, the L/C Issuers party thereto, and UBS AG, Stamford Branch, as Administrative Agent and Swing Line Lender

10.6*

First Lien Amendment No. 5, dated as of June 14, 2016, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, UBS AG, Stamford Branch, as the Incremental Term Lender and Administrative Agent and, for purposes of Sections 4, 8, 9, 10, 11, 12 and 13 thereof only, each of the other Loan Parties party as of the date thereof

10.7*

First Lien Amendment No. 6, dated as of November 14, 2016, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, UBS AG, Stamford Branch, as the Incremental Term Lender and Administrative Agent and, for purposes of Sections 4, 8, 9, 10, 11, 12 and 13 thereof only, each of the other Loan Parties party as of the date thereof

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Exhibit Number	Description of Exhibits
10.8*

Amendment No. 7 to the First Lien Credit Agreement, dated as of November 14, 2016, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, the Lenders party thereto and UBS AG, Stamford Branch, as Administrative Agent

10.9*

First Lien Amendment No. 8, dated as of September 15, 2017, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, the 2022 Revolving Credit Lenders party thereto, the L/C Issuers party thereto, UBS AG, Stamford Branch, as Administrative Agent and Swing Line Lender and, for purposes of Sections 4, 8, 9, 10, 11, 12 and 13 thereof only, each of the other Loan Parties party as of the date thereof

10.10*

Amendment No. 9 to the First Lien Credit Agreement, dated as of September 15, 2017, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, the Lenders party thereto and UBS AG, Stamford Branch, as Administrative Agent

10.11*

First Lien Amendment No. 10, dated as of March 15, 2018, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, UBS AG, Stamford Branch, as the Incremental Term Lender, Administrative Agent and Swing Line Lender, Barclays Bank Plc, Fifth Third Bank and Morgan Stanley Bank, N.A. as the Incremental Revolving Credit Lenders, each L/C Issuer party thereto and, for purposes of Sections 4, 8, 9, 10, 11, 12 and 13 thereof only, each of the other Loan Parties party as of the date thereof

10.12*

Amendment No. 11 to the First Lien Credit Agreement, dated as of March 15, 2018, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, the Lenders party thereto and UBS AG, Stamford Branch, as Administrative Agent

10.13*

Syndicated Facility Agreement (Second Lien), dated as of November 4, 2014, among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, Bank of America, N.A., as Administrative Agent and Collateral Agent, and the lenders party thereto

10.14*

Amendment No. 1 to the Second Lien Credit Agreement, dated as of August 13, 2015, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, the Lenders party thereto and Bank of America, N.A., as Administrative Agent

10.15*

Second Lien Amendment No. 2, dated as of September 1, 2015, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, the 2015-2 Incremental Lenders party thereto, Bank of America, N.A., as Administrative Agent and, for purposes of Sections 6 and 9 through 15 thereof only, each of the other Loan Parties as of the date thereof

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Exhibit Number	Description of Exhibits
10.16*

Second Lien Amendment No. 3, dated as of December 22, 2015, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, Bank of America, N.A., as the Incremental Lender and Administrative Agent and, for purposes of Sections 4, 8, 9, 10, 11, 12 and 13 thereof only, each of the other Loan Parties party as of the date thereof

10.17*

Amendment No. 4 to the Second Lien Credit Agreement, dated as of April 28, 2016, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, the Lenders party thereto and Bank of America, N.A., as Administrative Agent

10.18*

Second Lien Amendment No. 5, dated as of May 19, 2017, by and among DTZ UK Guarantor Limited, DTZ U.S. Borrower, LLC, DTZ Aus Holdco Pty Limited, Owl Rock Capital Corporation and Owl Rock Capital Corporation II, as the Incremental Lenders and Bank of America, N.A., as Administrative Agent and, for purposes of Sections 4, 8, 9, 10, 11, 12 and 13 thereof only, each of the other Loan Parties party as of the date thereof

21.1*	List of subsidiaries upon completion of this offering
23.1*	Consent of KPMG US LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3*	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

*	To be filed by amendment.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, Illinois on                 , 2018.

DTZ JERSEY HOLDINGS LIMITED

By:
Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of DTZ Jersey Holdings Limited whose signature appears below constitutes and appoints                 , his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Director	, 2018

	Director	, 2018

	Director	, 2018